What sets Cullen/Frost apart, and what puts us in a position to succeed, is the commitment of our bankers to the Frost culture that helps inform the strategies we execute in the outstanding markets we serve. C ullen/Frost Bankers, Inc. A nnual R eport 2025 2025 ANNUAL REPORT © 2026 Cullen/Frost Bankers, Inc. All rights reserved.

We will grow and prosper, building long-term relationships based on top-quality service, high ethical standards, and safe, sound assets. THE ANNUAL MEETING OF SHAREHOLDERS April 29, 2026 Frost Tower 111 West Houston Street, San Antonio, TX 10:30 a.m. in the Frost Conference Center Cullen/Frost Bankers, Inc. Certifications The certifications of the Chief Executive Ocer and the Chief Financial Ocer of Cullen/Frost Bankers, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to Cullen/Frost’s 2025 Annual Report on Form 10-K. In addition, the certification of the Chief Executive Ocer of Cullen/Frost, required under the rules of the New York Stock Exchange, Inc., has been filed with the Exchange. Computershare Investor Services 150 Royall St., Suite 101 / Canton, MA 02021 (866) 252-0444 Analysts, investors and others desiring additional information about Cullen/Frost Bankers, Inc., may contact AB Mendez, Senior Vice President, Director of Investor Relations, at (210) 220-5234. SEC filings and other helpful information for investors can be found at investor.FrostBank.com (NYSE: CFR) is a financial holding company, headquartered in San Antonio, with $53 billion in assets at Dec. 31, 2025. One of the 50 largest U.S. banks, Frost provides a wide range of banking, investments and insurance services to businesses and individuals across Texas in the Austin, Corpus Christi, Dallas, Fort Worth, Houston, Permian Basin, Rio Grande Valley and San Antonio regions. Founded in 1868, Frost has helped clients with their financial needs during three centuries. Additional information is available at FrostBank.com. Corporate Headquarters 111 West Houston Street San Antonio, Texas 78205 (210) 220-4011 FrostBank@FrostBank.com FrostBank.com Investor Inquiries Transfer Agent

Financial Highlights
2025

Dollars in thousands, except per-share amounts

	2025	2024
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$ 641,882	$ 575,867
PER COMMON SHARE DATA		
Earnings per Common Share - Basic	$ 9.92	$ 8.88
Earnings per Common Share - Diluted	9.92	8.87
Cash Dividends	3.95	3.74
Book Value	69.96	58.46
PERFORMANCE RATIOS		
Return on Average Assets	1.24 %	1.16%
Return on Average Common Equity	15.66	15.81
Net Interest Margin	3.66	3.53
Dividend Payout Ratio on Common Shares	39.78	42.10
YEAR-END BALANCE SHEET DATA		
Loans	$ 21,891,812	$ 20,754,813
Securities	19,439,379	18,611,310
Earning Assets	49,524,421	48,877,785
Total Assets	53,041,424	52,520,259
Non-interest-bearing Demand Deposits	14,143,815	14,441,820
Interest-bearing Demand Deposits	28,774,049	28,280,928
Total Deposits	42,917,864	42,722,748
Long-term Debt and Other Borrowings	223,046	222,832
Shareholders' Equity	4,573,036	3,898,588

C U L L E N / F R O S T B A N K E R S , I N C . P A G E 2 Ten years. This letter marks the 10th time I have communicated with you, our shareholders, about the state of this amazing institution. Those of you who have held your stock over this period have seen a total return of 294%. That compares to the return of the S&P Regional Bank Index over that same period of 172%. We’ve been working hard for you. I think those returns are even more impressive when you consider the challenges the company has faced during that time. Those have included two serious energy industry downturns, a global pandemic, the Silicon Valley induced regional bank runs, and commercial real estate market dislocations in a post-COVID environment to name a few. At the same time, we made significant investments in our staff to fill gaps in benefits and assure competitive pay levels commensurate with their excellent performance. We also made remarkable strides in bringing our information technology and cybersecurity systems to the level necessary for our ongoing success and safety. And finally, with our eye toward the long term, we embarked on an aggressive strategy of organic growth through a significant expansion of our physical locations in great banking markets throughout the state. And all the while providing a level of care and service unmatched in our industry. I’m immensely proud of what our people have achieved during this time. Looking more recently at 2025, we achieved an all-time high for earnings of $642 million, up 11.5% from the previous year. That achievement is even more impressive in my mind when you consider that the Federal Reserve’s target interest rate dropped 0.75% during the year. Falling rates normally put downward pressure on our earnings, but we were able to offset that effect through growth in our loans and deposits, along with reinvesting lower yielding assets maturing during the year at higher rates. Something else occurred in 2025 that represented a significant milestone. Beginning with the third quarter of the year, our branch expansion strategy …with our eye toward the long term, we embarked on an aggressive strategy of organic growth through a significant expansion of our physical locations in great banking markets throughout the state. To our shareholders:

A N N U A L R E P O R T 2 0 2 5 P A G E 3 began producing an overall positive contribution to earnings, otherwise known as accretion. At present, we basically view our expansion efforts as a series of strategic tranches: Houston 1.0 (25 branches started in 2019), Houston 2.0 (eight branches started in 2022), Dallas (30 branches started in 2021), and Austin (17 branches started in 2023). The average ages of the branches in these tranches are 5.7 years in Houston 1.0, 2.4 years in Houston 2.0, 2.7 years in Dallas (90% complete) and 1.1 years in Austin (65% complete). Achieving accretion means that our initial Houston 1.0 investment is now mature enough to pay for all the other expansion tranches and contribute 21 cents per share to our company’s overall results in the second half of 2025. This early accretion will only increase as the other tranches reach a similar level of maturity. As the old proverb says, “There’s a time to sew and a time to reap.” Reaping time is upon us. Another way to illustrate the impact of the expansion effort is to look at how it contributes to our company’s growth. On a year-over-year basis, the expansion represented 42% of our total loan growth and 38% of total deposit growth. In total as of year end, the expansion has produced just over $3 billion in deposits, $2.4 billion in loans and more than 78,000 households. I’m often asked if we would consider using our premium stock valuation to acquire another bank in the interest of increasing our overall size and achieving “economies of scale.” I want to say clearly that Frost has no interest in that strategy. It’s not that we don’t know how to do it — I’ve lost track of all the banks we acquired over the last 45 years. It’s that I am convinced our returns are much better and risks are lower growing organically. The key is first having a company that has made the kind of investments and maintains the kind of culture which renders it capable of producing above-average organic growth. This is exactly the kind of company Frost is through the long-term support of its shareholders, and we do not intend to give away large portions of their ownership in this unique and highly curated brand in the quest for “economies of scale.” By leaning into our success from organic growth, we also avoid the risk of diverting our focus on growth as we try to integrate another organization into our unique culture, brand and operating approach with acquired employees and customers who did not choose us. This compares with our success in expanding as we hire seasoned bankers with an average 18 years of experience and who are investing their successful careers into Frost as they join our company. Meanwhile, even the best-executed acquisitions introduce disruptions to acquired customers and bankers, which has produced opportunities for us. Another strategic priority where I’m proud of our success is our mortgage product. We ended 2025 We also made remarkable strides in bringing our information technology and cybersecurity systems to the level necessary for our ongoing success and safety.

C U L L E N / F R O S T B A N K E R S , I N C . P A G E 4 with $595 million of mortgage loans outstanding on our balance sheet, against a publicly stated goal of $500 million. Momentum built as we moved toward the end of the year. Mortgage loans at the end of the fourth quarter were 41% greater than the third quarter. Forty percent of the loans we’ve funded are for people new to Frost, and credit quality is excellent with an average credit score of 775. We are excited for the coming year as we continue to build out our referral network. Importantly, the new mortgage product’s success has also allowed us to be significantly more effective in meeting our regulatory responsibilities by helping us compete for loans in low-to-moderate income areas as well as meeting our responsibilities for fair lending. I believe our success in developing and marketing this product is a good example of our company’s approach to investing in organic growth. By starting with the best customer experience we could design, selecting the best technology and partners to efficiently deliver it, and hiring culturally aligned individuals to assist our customers through the process rather than commissioned salespeople, we end up with what one third-party reviewer rated as the best mortgage lender in Texas. And finally, since we service the loans we make, we can integrate a customer’s ongoing servicing experience with our award-winning mobile app and 24-hour customer support with actual people. I personally don’t believe we could have achieved this kind of success by acquiring a stand-alone mortgage company. Yes, we incurred expenses to build this out, but those expenses will pay dividends for years to come. I continue to be proud of the success we are having in our consumer business. Our 2025 net new checking household growth was 5.3%, a number we believe to be industry leading. Meanwhile, since 2021 our percentage of consumer loans to total loans has grown from 12% to 19%, a growth rate of just over 20% through great and timely products like home equity and the introduction of new products like mortgage. All this while maintaining our reputation for outstanding service as evidence by winning our 16th consecutive J.D. Power award for Best Retail Banking experience in Texas. I was also proud of the performance of our commercial line of business in 2025. One of the In addition to our consumer and commercial success, we’re also working hard to expand our wealth management business. We believe this is a business that makes people’s lives better. In that regard, we’ve implemented a new organizational structure, we’ve dedicated some of our best organizational talent, and we’re implementing the steps to move this business to a more effective sales culture.

A N N U A L R E P O R T 2 0 2 5 P A G E 5 secrets to our success is that we operate a disciplined sales organization. For the year, we logged our highest level of calls ever, an increase of 8% over the previous year. It was also a record year for new customer relationships which were also up 8% from 2024. As evidence of our commitment to outstanding customer service, Frost won 29 Coalition Greenwich awards for small and middle-market business banking — one of the highest award totals in the country. In addition to our consumer and commercial success, we’re also working hard to expand our wealth management business. We believe this is a business that makes people’s lives better. In that regard, we’ve implemented a new organizational structure, we’ve dedicated some of our best organizational talent, and we’re implementing the steps to move this business to a more effective sales culture. All this with the goal of positioning Frost Wealth Management for long-term organic growth and success, and to strengthen our ability to compete and serve clients better. In a similar vein, we’ve also been working to create better alignment between our commercial banking and insurance brokerage businesses, which primarily focuses on the commercial segment. Regarding artificial intelligence (AI), I believe our company is fully engaged, and I am satisfied with the investments and the progress we are making. As with our application of other significant technology developments, we are focused on using them consistent with our culture in a way that will make our customers’ lives better. Also, as relates to 2025, we were pleased to increase our common stock dividend for the 32nd year in a row, as well as utilizing all $150 million of our previously authorized share repurchase program. Finally, I want to thank our outstanding Frost employees. Their willingness to go above and beyond for our customers and each other makes all these results possible. I also want to thank our board of directors for their consistent support and guidance. In that regard I’d like to thank Chris Avery as he retires after 10 years of valuable service and to welcome Marsha Shields and Jeff Rummel to our board. I look forward to their contributions to our efforts. Thanks also to you, our shareholders, for your consistent support of this great company. SINCERELY, PHILL IP D. GREEN CHAIRMAN AND CHIEF EXECUTIVE OFFICER Regarding artificial intelligence (AI), I believe our company is fully engaged, and I am satisfied with the investments and the progress we are making.

Hope Andrade Partner Go Rio San Antonio River Cruises Former Texas Secretary of State Chris M. Avery Chairman James Avery Craftsman, Inc. Anthony R. Chase Former Chairman and Chief Executive Officer ChaseSource L.P. Professor of Law Emeritus University of Houston Law Center Cynthia J. Comparin Founder and Former Chief Executive Officer Animato Technologies Corp. Samuel G. Dawson Chief Executive Officer and Co-Owner Pape-Dawson Crawford H. Edwards President Cassco Development Company John T. Engates Former Field Chief Technology Officer Cloudflare Phillip D. Green Chairman and Chief Executive Officer Cullen/Frost Bankers, Inc. and Frost Bank David J. Haemisegger President NorthPark Management Company Charles W. Matthews Former General Counsel Exxon Mobil Corporation Joseph A. Pierce Senior Vice President and General Counsel AMB Sports and Entertainment Jeffrey M. Rummel Former San Antonio Office Managing Partner Ernst & Young Linda B. Rutherford Executive Advisor and Former Chief Administration Officer Southwest Airlines Co Marsha M. Shields CEO and Managing Partner McCombs Enterprises Jack Willome Former President Ellison Industries Annette Alonzo Group Executive Vice President Chief Human Resources Officer Cullen/Frost Bankers, Inc. and Frost Bank Robert A. Berman Group Executive Vice President Research and Strategy Cullen/Frost Bankers, Inc. and Frost Bank Paul H. Bracher President Group Executive Vice President Chief Banking Officer Cullen/Frost Bankers, Inc. and Frost Bank Daniel J. Geddes Group Executive Vice President Chief Financial Officer Cullen/Frost Bankers, Inc. and Frost Bank Howard L. Kasanoff Group Executive Vice President Chief Credit Officer Cullen/Frost Bankers, Inc. and Frost Bank Ericka L. Pullin Group Executive Vice President Culture and People Development Cullen/Frost Bankers, Inc. and Frost Bank Coolidge E. Rhodes, Jr. Group Executive Vice President General Counsel and Corporate Secretary Cullen/Frost Bankers, Inc. and Frost Bank Carol J. Severyn Group Executive Vice President Chief Risk Officer Cullen/Frost Bankers, Inc. and Frost Bank Jimmy Stead Group Executive Vice President Chief Consumer Banking and Technology Officer Cullen/Frost Bankers, Inc. and Frost Bank Kenny Wilson Group Executive Vice President Chief Wealth Officer Cullen/Frost Bankers, Inc. and Frost Bank Phillip D. Green • Chairman and Chief Executive Officer, Cullen/Frost Bankers, Inc. and Frost Bank Executive Officers The Board of Directors OF CULLEN/FROST BANKERS, INC. AND FROST BANK

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K ☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended: December 31, 2025 Or ☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to Commission file number: 001-13221 CULLEN/FROST BANKERS, INC. (Exact name of registrant as specified in its charter) Texas 74-1751768 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 111 W. Houston Street, San Antonio, Texas 78205 (Address of principal executive offices) (Zip code) (210) 220-4011 (Registrant’s telephone number, including area code) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common Stock, $.01 Par Value CFR New York Stock Exchange Depositary Shares, each representing a 1/40th interest in a share of 4.450% Non-Cumulative Perpetual Preferred Stock, Series B CFR.PrB New York Stock Exchange Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company,” in Rule 12b-2 of the Exchange Act. Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒ As of June 30, 2025, the last business day of the registrant’s most recently completed second fiscal quarter, the aggregate market value of the shares of common stock held by non-affiliates, based upon the closing price per share of the registrant’s common stock as reported on The New York Stock Exchange, Inc., was approximately $8.2 billion. As of February 4, 2026, there were 63,201,792 shares of the registrant’s common stock, $.01 par value, outstanding. DOCUMENTS INCORPORATED BY REFERENCE Portions of the Proxy Statement for the 2026 Annual Meeting of Shareholders of Cullen/Frost Bankers, Inc. to be held on April 29, 2026 are incorporated by reference in this Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14. 2

CULLEN/FROST BANKERS, INC. ANNUAL REPORT ON FORM 10-K TABLE OF CONTENTS Page PART I Item 1. Business 4 Item 1A. Risk Factors 21 Item 1B. Unresolved Staff Comments 35 Item 1C. Cybersecurity 36 Item 2. Properties 37 Item 3. Legal Proceedings 37 Item 4. Mine Safety Disclosures 37 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 38 Item 6. [Reserved] 40 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 41 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 76 Item 8. Financial Statements and Supplementary Data 78 Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure 144 Item 9A. Controls and Procedures 144 Item 9B. Other Information 145 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 145 PART III Item 10. Directors, Executive Officers and Corporate Governance 146 Item 11. Executive Compensation 146 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 146 Item 13. Certain Relationships and Related Transactions, and Director Independence 146 Item 14. Principal Accountant Fees and Services 146 PART IV Item 15. Exhibits, Financial Statement Schedules 147 Item 16. Form 10-K Summary 148 SIGNATURES 149 3

PART I ITEM 1. BUSINESS The disclosures set forth in this item are qualified by Item 1A. Risk Factors and the section captioned “Forward- Looking Statements and Factors that Could Affect Future Results” in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of this report and other cautionary statements set forth elsewhere in this report. The Corporation Cullen/Frost Bankers, Inc., a Texas business corporation incorporated in 1977, is a financial holding company and a bank holding company headquartered in San Antonio, Texas that provides, through its subsidiaries, a broad array of products and services throughout numerous Texas markets. The terms “Cullen/Frost,” “the Corporation,” “we,” “us” and “our” mean Cullen/Frost Bankers, Inc. and its subsidiaries, when appropriate. We offer commercial and consumer banking services, as well as trust and investment management, insurance, brokerage, mutual funds, leasing, treasury management, capital markets advisory and item processing services. At December 31, 2025, Cullen/Frost had consolidated total assets of $53.0 billion and was one of the largest independent bank holding companies headquartered in the State of Texas. Our philosophy is to grow and prosper, building long-term relationships based on top quality service, high ethical standards, and safe, sound assets. We operate as a locally-oriented, community-based financial services organization, augmented by experienced, centralized support in select critical areas. Our local market orientation is reflected in our regional management and regional advisory boards, which are comprised of local business persons, professionals and other community representatives that assist our regional management in responding to local banking needs. Despite this local market, community-based focus, we offer many of the products available at much larger money-center financial institutions. We serve a wide variety of industries including, among others, energy, manufacturing, services, construction, retail, telecommunications, healthcare, military and transportation. Our customer base is similarly diverse. We are not dependent upon any single industry or customer. Our operating objectives include expansion, diversification within our markets, growth of our fee-based income, and growth internally and, to a lesser extent, through acquisitions of financial institutions, branches and financial services businesses. While we are currently focused on organic growth, we may seek merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale and expanded services. From time to time, we evaluate merger and acquisition opportunities and conduct due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. Our ability to engage in certain merger or acquisition transactions, whether or not any regulatory approval is required, will be dependent upon our bank regulators’ views at the time as to the capital levels, quality of management and our overall condition and their assessment of a variety of other factors. Certain merger or acquisition transactions, including those involving the acquisition of a depository institution or the assumption of the deposits of any depository institution, require formal approval from various bank regulatory authorities, which will be subject to a variety of factors and considerations. Although Cullen/Frost is a corporate entity, legally separate and distinct from its affiliates, bank holding companies such as Cullen/Frost are required to act as a source of financial strength for their subsidiary banks. The principal source of Cullen/Frost’s income is dividends from its subsidiaries. There are certain regulatory restrictions on the extent to which these subsidiaries can pay dividends or otherwise supply funds to Cullen/Frost. See the section captioned “Supervision and Regulation” elsewhere in this item for further discussion of these matters. Cullen/Frost’s executive offices are located at 111 W. Houston Street, San Antonio, Texas 78205, and its telephone number is (210) 220-4011. 4

Subsidiaries of Cullen/Frost Frost Bank Frost Bank, the principal operating subsidiary and sole banking subsidiary of Cullen/Frost, is a Texas-chartered bank primarily engaged in the business of commercial and consumer banking through approximately 204 financial centers across Texas in the Austin, Dallas, Fort Worth, Gulf Coast, Houston, Permian Basin, and San Antonio regions. Frost Bank also operates approximately 1,760 automated-teller machines (“ATMs”) throughout the State of Texas, the majority of which are operated in connection with branding and licensing agreements with various retailers. Frost Bank was originally chartered as a national banking association in 1899, but its origin can be traced to a mercantile partnership organized in 1868. At December 31, 2025, Frost Bank had consolidated total assets of $53.1 billion and total deposits of $43.3 billion and was one of the largest commercial banks headquartered in the State of Texas. Significant services offered by Frost Bank include: • Commercial Banking. Frost Bank provides commercial banking services to corporations and other business customers. Deposit products consist of traditional business checking and savings accounts, which Frost Bank offers through its traditional branches and on-line banking platforms. Loans are made for a wide variety of general corporate purposes, including financing for industrial and commercial properties and to a lesser extent, financing for interim construction related to industrial and commercial properties, financing for equipment, inventories and accounts receivable, and acquisition financing. We also originate commercial leases. • Treasury Management Services. Frost Bank offers a full suite of treasury management services designed to help businesses optimize their cash flow, manage liquidity, and streamline their financial operations. Frost Bank offers Frost Connect, a secure digital banking platform designed to help customers manage their banking needs online including account management, fund transfers, bill payments, mobile check deposits, and access to financial tools and resources. Frost Connect includes additional features for businesses such as payroll services, cash management, and detailed financial reporting. • Merchant Services. Frost Bank provides merchant services through its integrated point-of-sale systems designed to provide businesses with efficient and secure solutions for processing transactions at the point of sale. Frost Bank also offers business bank debit and credit cards to make business purchases. • Correspondent Banking. Frost Bank acts as correspondent for approximately 178 financial institutions, which are primarily banks in Texas. These banks maintain deposits with Frost Bank, which offers them a full range of services including check clearing, transfer of funds, fixed income security services, and securities custody and clearance services. • Capital Markets Division. Frost Bank’s Capital Markets Division supports the transaction needs of fixed-income institutional investors. Services include sales and trading, new issue underwriting, money market trading, advisory services and securities safekeeping and clearance. Frost Bank's Capital Markets department also provides financial services designed to support government entities, non-profit organizations, and other public sector customers. Services include traditional banking, investment and insurance services as well as services designed to help facilitate funding, manage debt, and optimize financial operations for public projects and initiatives, among other things. • Global Trade Services. Frost Bank provides global trade services designed to support businesses engaged in international trade by providing a range of financial products and services designed to help facilitate cross-border transactions, manage risks, and optimize cash flow. Services include foreign exchange, online global trade services, and trade services, such as standby letters of credit, import/export letters of credit, demand guarantees, and documentary collections, among other things. • Consumer Services. Frost Bank provides a full range of consumer banking services that are designed to meet the financial needs of individual customers, providing a range of products and services including a full suite of traditional deposit products, including various types of checking, savings, money market and certificate of deposit accounts; safe deposit facilities; online and mobile banking; drive-in and night deposit services; ATM’s; and consumer lending products, including home equity lines of credit, home equity loans, home improvement loans, 1-4 family residential mortgages, overdraft facilities, and other consumer loans. 5

• International Banking. Frost Bank provides international banking services to customers residing in or dealing with businesses located in Mexico. These services consist of accepting deposits (only payable in the U.S. in U.S. dollars), making loans (generally only in U.S. dollars), issuing letters of credit, handling foreign collections, transmitting funds, and to a limited extent, dealing in foreign exchange. • Trust Services. Frost Bank provides a wide range of trust, investment, agency and custodial services for individual and corporate customers. These services include the administration of estates and personal trusts, as well as the management of investment accounts for individuals, employee benefit plans and charitable foundations. At December 31, 2025, the estimated fair value of trust assets was $51.0 billion, including managed assets of $26.7 billion and custody assets of $24.3 billion. Frost Insurance Agency, Inc. Frost Insurance Agency (“FIA”) is a wholly owned subsidiary of Frost Bank. FIA provides a broad range of insurance products and services to both business and consumer customers. Products and services include property and casualty insurance and employee benefits plans for businesses, among other things. FIA also arranges for life, disability, long-term care, property and real estate, automobile, and valuables insurance for individuals. Frost Brokerage Services, Inc. Frost Brokerage Services, Inc. (“FBS”) is a wholly owned subsidiary of Frost Bank that provides brokerage services and performs other transactions or operations related to the sale and purchase of securities of all types. FBS is registered as a fully disclosed introducing broker-dealer under the Securities Exchange Act of 1934 and, as such, does not hold any customer accounts or maintain custody of customer assets. Frost Investment Advisors, LLC Frost Investment Advisors, LLC is a registered investment advisor and a wholly owned subsidiary of Frost Bank that provides investment management services to Frost-managed mutual funds, institutions and individuals. Frost Investment Services, LLC Frost Investment Services, LLC is a registered investment advisor and a wholly owned subsidiary of Frost Bank that provides investment management services to individuals. Tri–Frost Corporation Tri-Frost Corporation is a wholly owned subsidiary of Frost Bank that primarily holds securities and receives cash flows related to principal and interest on the securities until such time that the securities mature. Cullen/Frost Capital Trust II Cullen/Frost Capital Trust II (“Trust II”) is a Delaware statutory business trust formed in 2004 for the purpose of issuing $120.0 million in trust preferred securities and lending the proceeds to Cullen/Frost. Cullen/Frost guarantees, on a limited basis, payments of distributions on the trust preferred securities and payments on redemption of the trust preferred securities. Trust II is a variable interest entity for which we are not the primary beneficiary. As such, the accounts of Trust II are not included in our consolidated financial statements. See our accounting policy related to consolidation in Note 1 - Summary of Significant Accounting Policies in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data elsewhere in this report. Although the accounts of Trust II are not included in our consolidated financial statements, the $120.0 million in trust preferred securities issued by Trust II are included in the regulatory capital of Cullen/Frost during the reported periods. See the section captioned “Supervision and Regulation - Capital Requirements” for a discussion of the regulatory capital treatment of our trust preferred securities. Other Subsidiaries Cullen/Frost has various other subsidiaries that are not significant to the consolidated entity. 6

Operating Segments Our operations are managed along two reportable operating segments consisting of Banking and Frost Wealth Advisors. See the sections captioned “Results of Segment Operations” in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note 17 - Operating Segments in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data elsewhere in this report. Competition There is significant competition among commercial banks in our market areas. In addition, we also compete with other providers of financial services, such as savings and loan associations, credit unions, consumer finance companies, securities firms, private equity and debt funds, insurance companies, insurance agencies, commercial finance and leasing companies, full service brokerage firms, discount brokerage firms, and financial/wealth technology (“fintech/wealthtech”) firms. Some of our competitors have greater resources and, as such, may have higher lending limits and may offer other services that are not provided by us. We generally compete on the basis of customer service and responsiveness to customer needs, available loan and deposit products, the rates of interest charged on loans, the rates of interest paid for funds, and the availability and pricing of trust, brokerage and insurance services. For further discussion, see the section captioned “We Operate In A Highly Competitive Industry and Market Area” in Item 1A. Risk Factors. Supervision and Regulation Cullen/Frost, Frost Bank and most of its non-banking subsidiaries are subject to extensive regulation under federal and state laws. The regulatory framework is intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole and not for the protection of shareholders and creditors. Significant elements of the laws and regulations applicable to Cullen/Frost and its subsidiaries are described below. The description is qualified in its entirety by reference to the full text of the statutes, regulations and policies that are described. Also, such statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies. A change in statutes, regulations or regulatory policies applicable to Cullen/Frost and its subsidiaries could have a material effect on our business, financial condition or our results of operations. Regulatory Agencies Cullen/Frost is a legal entity separate and distinct from Frost Bank and its other subsidiaries. As a financial holding company and a bank holding company, Cullen/Frost is regulated under the Bank Holding Company Act of 1956, as amended (“BHC Act”), and it and its subsidiaries are subject to inspection, examination and supervision by the Federal Reserve Board. The BHC Act provides generally for “umbrella” regulation of financial holding companies such as Cullen/Frost by the Federal Reserve Board, and for functional regulation of banking activities by bank regulators, securities activities by securities regulators, and insurance activities by insurance regulators. Cullen/ Frost is also under the jurisdiction of the Securities and Exchange Commission (“SEC”) and is subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as administered by the SEC. Cullen/Frost’s common stock is listed on the New York Stock Exchange (“NYSE”) under the trading symbol “CFR” and our Depositary Shares, each representing a 1/40th interest in a share of our 4.450% Non-Cumulative Perpetual Preferred Stock, Series B, is listed on the NYSE under the trading symbol “CFR PrB.” Accordingly, Cullen/Frost is also subject to the rules of the NYSE for listed companies. Frost Bank is a Texas state chartered bank and a member of the Federal Reserve System. Accordingly, the Texas Department of Banking and the Federal Reserve Board are the primary regulators of Frost Bank. Deposits at Frost Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to applicable limits. All member banks of the Federal Reserve System, including Frost Bank, are required to hold stock in the Federal Reserve System's Reserve Banks in an amount equal to six percent of their capital stock and surplus (half paid to acquire the stock with the remainder held as a cash reserve). Member banks do not have any control over the Federal Reserve System as a result of owning the stock and the stock cannot be sold or traded. The annual dividend rate for larger member banks, including Frost Bank, is tied to 10-year U.S. Treasuries with the maximum dividend rate 7 capped at six percent. The total amount of stock dividends that Frost Bank received from the Federal Reserve totaled $1.5 million in 2025, $1.5 million in 2024 and $1.4 million in 2023. Most of our non-bank subsidiaries also are subject to regulation by the Federal Reserve Board and other federal and state agencies. Frost Brokerage Services, Inc. is regulated by the SEC, the Financial Industry Regulatory Authority (“FINRA”) and state securities regulators. Frost Investment Advisors, LLC and Frost Investment Services, LLC are subject to the disclosure and regulatory requirements of the Investment Advisors Act of 1940, as administered by the SEC. Our insurance subsidiary is subject to regulation by applicable state insurance regulatory agencies. Other non-bank subsidiaries are subject to both federal and state laws and regulations. Frost Bank and its affiliates are also subject to supervision, regulation, examination and enforcement by the Consumer Financial Protection Bureau (“CFPB”) and state regulators with respect to consumer protection laws and regulations. Bank Holding Company Activities In general, the BHC Act limits the business of bank holding companies to banking, managing or controlling banks and other activities that the Federal Reserve Board has determined to be so closely related to banking as to be a proper incident thereto. In addition, bank holding companies that qualify and elect to be financial holding companies may engage in any activity, or acquire and retain the shares of a company engaged in any activity, that is either (i) financial in nature or incidental to such financial activity (as determined by the Federal Reserve Board in consultation with the Secretary of the Treasury) or (ii) complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as solely determined by the Federal Reserve Board), without prior approval of the Federal Reserve Board. Activities that are financial in nature include securities underwriting and dealing, insurance underwriting and making merchant banking investments, among others. To maintain financial holding company status, a financial holding company and all of its depository institution subsidiaries must be “well capitalized” and “well managed.” A depository institution subsidiary is considered to be “well capitalized” if it satisfies the requirements for this status discussed in the section captioned “Prompt Corrective Action,” elsewhere in this item. A depository institution subsidiary is considered “well managed” if it received a composite rating and management rating of at least “satisfactory” in its most recent examination. A financial holding company’s status will also depend upon it maintaining its status as “well capitalized” and “well managed” under applicable Federal Reserve Board regulations. If a financial holding company ceases to meet these capital and management requirements, the BHC Act, and the Federal Reserve Board’s regulations provide that the financial holding company must enter into a confidential agreement with the Federal Reserve Board to comply with all applicable capital and management requirements. Until the financial holding company returns to compliance, the Federal Reserve Board may impose limitations or conditions on the conduct of its activities, and the company may not commence any of the broader financial activities permissible for financial holding companies or acquire a company engaged in such financial activities without prior approval of the Federal Reserve Board. If the company does not return to compliance within 180 days, the Federal Reserve Board may require divestiture of the holding company’s depository institutions. Bank holding companies and banks must also be both well capitalized and well managed in order to acquire banks located outside their home state. In order for a financial holding company to commence any new activity permitted by the BHC Act or to acquire a company engaged in any new activity permitted by the BHC Act, each insured depository institution subsidiary of the financial holding company must have received a rating of at least “satisfactory” in its most recent Community Reinvestment Act “CRA” performance evaluation. See the section captioned “Community Reinvestment Act” elsewhere in this item. The Federal Reserve Board has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve Board has reasonable grounds to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company. The BHC Act, the Bank Merger Act, the Texas Finance Code and other federal and state statutes regulate acquisitions of commercial banks and their parent holding companies. The BHC Act requires the prior approval of the Federal Reserve Board for the direct or indirect acquisition by a bank holding company of more than 5.0% of the voting shares of a commercial bank or its parent holding company. Under the Bank Merger Act, the prior approval of the Federal Reserve Board or other appropriate bank regulatory authority is required for a member bank to merge with another bank or purchase substantially all of the assets or assume any deposits of another bank. In reviewing 8 applications seeking approval of merger and acquisition transactions, the bank regulatory authorities will consider, among other things, the competitive effect and public benefits of the transactions, the applicant's managerial and financial resources, the capital position of the combined organization, the risks to the stability of the U.S. banking or financial system (e.g., systemic risk), the applicant’s performance record under the CRA (see the section captioned “Community Reinvestment Act” elsewhere in this item) and its compliance with law, including fair lending, fair housing and other consumer protection laws, and the effectiveness of the subject organizations in combating money laundering activities. Dividends and Stock Repurchases The principal source of Cullen/Frost’s liquidity is dividends from Frost Bank. The prior approval of the Federal Reserve Board is required if the total of all dividends declared by a state-chartered member bank in any calendar year would exceed the sum of the bank’s net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus or to fund the retirement of preferred stock. Federal law also prohibits a state-chartered, member bank from paying dividends that would be greater than the bank’s undivided profits. Frost Bank is also subject to limitations under Texas state law regarding the level of dividends that may be paid. Under the foregoing dividend restrictions, and while maintaining its “well capitalized” status, Frost Bank could pay aggregate dividends of approximately $977.4 million to Cullen/Frost, without obtaining affirmative governmental approvals, at December 31, 2025. This amount is not necessarily indicative of amounts that may be paid or available to be paid in future periods. In addition, Cullen/Frost and Frost Bank are subject to other regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a bank holding company or a bank that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. Additionally, it is Federal Reserve policy that bank holding companies generally should pay dividends on common stock only out of net income available to common shareholders over the past year and only if the prospective rate of earnings retention appears consistent with the organization’s current and expected future capital needs, asset quality and overall financial condition. Federal Reserve policy also provides that a bank holding company should inform the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in a material adverse change to the bank holding company’s capital structure. In certain circumstances, Cullen/Frost’s repurchases of its common stock may be subject to a prior approval or notice requirement under other regulations, policies or supervisory expectations of the Federal Reserve Board. Any redemption or repurchase of preferred stock or subordinated debt remains subject to the prior approval of the Federal Reserve Board. The Inflation Reduction Act of 2022 (the “IRA”) imposes a 1% excise tax on the fair market value of stock repurchased after December 31, 2022 by publicly traded U.S. corporations. With certain exceptions, the value of stock repurchased is determined net of stock issued in the year, including shares issued pursuant to compensatory arrangements. Transactions with Affiliates Transactions between Frost Bank and its subsidiaries, on the one hand, and Cullen/Frost or any other subsidiary, on the other hand, are regulated under federal banking law. The Federal Reserve Act imposes quantitative and qualitative requirements and collateral requirements on covered transactions by Frost Bank with, or for the benefit of, its affiliates, and generally requires those transactions to be on terms at least as favorable to Frost Bank as if the transaction were conducted with an unaffiliated third party. Covered transactions are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve Board) from the affiliate, certain derivative transactions that create a credit exposure to an affiliate, the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. In general, any such transaction by Frost Bank or its subsidiaries must be limited to certain thresholds on an individual and aggregate basis and, for credit transactions with any affiliate, must be secured by designated amounts of specified collateral. 9

Federal law also limits a bank’s authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons. Among other things, extensions of credit to insiders are required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. Also, the terms of such extensions of credit may not involve more than the normal risk of non-repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons individually and in the aggregate. Source of Strength Doctrine Federal Reserve Board policy and federal law require bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. Under this requirement, Cullen/Frost is expected to commit resources to support Frost Bank, including at times when Cullen/Frost may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment. Capital Requirements Cullen/Frost and Frost Bank are each required to comply with applicable capital adequacy standards adopted by the Federal Reserve Board (the “Basel III Capital Rules”) and codified in 12 C.F.R. Part 217. The Basel III Capital Rules define qualifying capital instruments and specify minimum amounts of capital as a percentage of assets that banking organizations are required to maintain. Under the Basel III Capital Rules, risk-based capital ratios are calculated by dividing Common Equity Tier 1 (“CET1”) capital, Tier 1 capital and total capital, respectively, by risk-weighted assets. Assets and off-balance sheet credit equivalents are assigned a risk weight based primarily on supervisory assessments of relative credit risk. The Basel III Capital Rules require Cullen/Frost and Frost Bank to maintain the following: • A minimum ratio of Common Equity Tier 1 (“CET1”) to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” that is composed entirely of CET1 capital (resulting in a minimum ratio of CET1 to risk-weighted assets of 7.0%); • A minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (resulting in a minimum Tier 1 capital ratio of 8.5%); • A minimum ratio of total capital (Tier 1 capital plus Tier 2 capital) to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (resulting in a minimum total capital ratio of 10.5%); and • A minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average consolidated assets as reported on consolidated financial statements (known as the “leverage ratio”). The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions that fail to meet the effective minimum ratios once the capital conservation buffer is taken into account, as detailed above, will be subject to constraints on capital distributions, including dividends and share repurchases, and certain discretionary executive compensation. The severity of the constraints depends on the amount of the shortfall and the institution’s “eligible retained income” (that is, the greater of (i) net income for the preceding four quarters, net of distributions and associated tax effects not reflected in net income and (ii) average net income over the preceding four quarters). The Basel III Capital Rules also provide for a number of deductions from and adjustments to CET1. As non- advanced approaches organizations under the Basel III Capital Rules, Cullen/Frost and Frost Bank are subject to rules that provide for simplified capital requirements relating to the threshold deductions. These include, for example, the requirement that certain deferred tax assets and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 25% of CET1. In addition, under the general risk-based capital rules, the effects of accumulated other comprehensive income items included in capital were excluded for the purposes of determining regulatory capital ratios. Under the Basel III Capital Rules, the effects of certain accumulated other comprehensive income items are not excluded; however, non- advanced approaches banking organizations, including Cullen/Frost and Frost Bank, were able to make a one-time 10 permanent election to continue to exclude these items. Both Cullen/Frost and Frost Bank made this election in order to avoid significant variations in the level of capital depending upon the impact of interest rate fluctuations on the fair value of their available-for-sale securities portfolio. Under the Basel III Capital Rules, trust preferred securities no longer included in our Tier 1 capital may nonetheless be included as a component of Tier 2 capital on a permanent basis without phase-out. In February 2019, the federal bank regulatory agencies issued a final rule (the “2019 CECL Rule”) that revised certain capital regulations to account for changes to credit loss accounting under U.S. GAAP. The 2019 CECL Rule included a transition option that allows banking organizations to phase in, over a three-year period, the day-one adverse effects of adopting a new accounting standard related to the measurement of current expected credit losses (“CECL”) on their regulatory capital ratios (three-year transition option). In March 2020, the federal bank regulatory agencies issued an interim final rule that maintains the three-year transition option of the 2019 CECL Rule and also provided banking organizations that were required under U.S. GAAP (as of January 2020) to implement CECL before the end of 2020 the option to delay for two years an estimate of the effect of CECL on regulatory capital, relative to the incurred loss methodology’s effect on regulatory capital, followed by a three-year transition period (five-year transition option). We elected to adopt the five-year transition option. This CECL transitional adjustment totaled $15.4 million at December 31, 2024, after which point the transitional period ended. The Basel III Capital Rules prescribe a standardized approach for risk weightings that expanded the risk- weighting categories from the general risk-based capital rules to a much larger and more risk-sensitive number of categories, depending on the nature of the assets, generally ranging from 0% for U.S. government and agency securities, to 600% for certain equity exposures (and higher percentages for certain other types of interests), and resulting in higher risk weights for a variety of asset categories. In December 2017, the Basel Committee published standards that it described as the finalization of the Basel III post-crisis regulatory reforms. Among other things, these standards revised the Basel Committee’s standardized approach for credit risk (including the recalibration of risk weights and the introduction of new capital requirements for certain “unconditionally cancellable commitments,” such as unused credit card lines of credit) and provided a new standardized approach for operational risk capital. Under the current U.S. capital rules, operational risk capital requirements and a capital floor apply only to advanced approaches banking organizations, and therefore not to Cullen/Frost or Frost Bank. In July 2023, the federal banking regulators proposed revisions to the Basel III Capital Rules to implement the Basel Committee’s 2017 standards and make other changes to the Basel III Capital Rules. The proposal introduced revised credit risk, equity risk, operational risk, credit valuation adjustment risk and market risk requirements, among other changes, which would substantially increase the levels of required capital. Nonetheless, these revised capital requirements would not apply to us because Cullen/Frost and Frost Bank each have less than $100 billion in total consolidated assets and trading assets and liabilities below the threshold for market risk requirements. The Federal Reserve has indicated that it expects a revised proposal will be issued in early 2026. The revised proposal is not expected to apply to us. Liquidity Requirements The Basel III liquidity framework and regulations of the Federal Reserve require that certain banks and bank holding companies measure their liquidity against specific liquidity tests. One test, referred to as the liquidity coverage ratio (“LCR”), is designed to ensure that the banking entity maintains an adequate level of unencumbered high-quality liquid assets equal to the entity’s expected net cash outflow for a 30-day time horizon (or, if greater, 25% of its expected total cash outflow) under an acute liquidity stress scenario. The other test, referred to as the net stable funding ratio (“NSFR”), is designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. Rules applicable to certain large banking organizations have been implemented for LCR and for NSFR; however, based on our asset size, these rules do not currently apply to Cullen/Frost and Frost Bank. Prompt Corrective Action The Federal Deposit Insurance Act, as amended (the “FDIA”) requires among other things, the federal banking agencies to take “prompt corrective action” in respect of depository institutions that do not meet minimum capital requirements. The FDIA includes the following five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” 11

A bank will be (i) “well capitalized” if the institution has a total risk-based capital ratio of 10.0% or greater, a CET1 capital ratio of 6.5% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, and a leverage ratio of 5.0% or greater, and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (ii) “adequately capitalized” if the institution has a total risk-based capital ratio of 8.0% or greater, a CET1 capital ratio of 4.5% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, and a leverage ratio of 4.0% or greater and is not “well capitalized”; (iii) “undercapitalized” if the institution has a total risk-based capital ratio that is less than 8.0%, a CET1 capital ratio less than 4.5%, a Tier 1 risk- based capital ratio of less than 6.0% or a leverage ratio of less than 4.0%; (iv) “significantly undercapitalized” if the institution has a total risk-based capital ratio of less than 6.0%, a CET1 capital ratio less than 3.0%, a Tier 1 risk- based capital ratio of less than 4.0% or a leverage ratio of less than 3.0%; and (v) “critically undercapitalized” if the institution’s tangible equity is equal to or less than 2.0% of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. A bank’s capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank’s overall financial condition or prospects for other purposes. The FDIA prohibits an insured depository institution from accepting brokered deposits or offering interest rates on any deposits significantly higher than the prevailing rate in the bank’s normal market area or nationally (depending upon where the deposits are solicited), unless it is (i) well capitalized, or (ii) adequately capitalized and receives a waiver from the FDIC. Additionally, the FDIA generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be “undercapitalized.” “Undercapitalized” institutions are subject to growth limitations and are required to submit a capital restoration plan. The agencies may not accept such a plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. In addition, for a capital restoration plan to be acceptable, the depository institution’s parent holding company must guarantee that the institution will comply with such capital restoration plan. The bank holding company must also provide appropriate assurances of performance. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5.0% of the depository institution’s total assets at the time it became undercapitalized and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized,” requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator. The appropriate federal banking agency may, under certain circumstances, reclassify a well capitalized insured depository institution as adequately capitalized. The FDIA provides that an institution may be reclassified if the appropriate federal banking agency determines (after notice and opportunity for hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution. As of December 31, 2025, Frost Bank, was “well capitalized” based on the aforementioned ratios. For further information regarding the capital ratios and leverage ratio of Cullen/Frost and Frost Bank see the discussion under the section captioned “Capital and Liquidity” included in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note 8 - Capital and Regulatory Matters in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, elsewhere in this report. 12

The prompt corrective action regulations do not apply to bank holding companies. However, the Federal Reserve Board is authorized to take appropriate action at the bank holding company level, based upon the undercapitalized status of the bank holding company’s depository institution subsidiaries. Safety and Soundness Standards The FDIA requires the federal bank regulatory agencies to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits, and such other operational and managerial standards as the agencies deem appropriate. Guidelines adopted by the federal bank regulatory agencies establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the “prompt corrective action” provisions of the FDIA. See “Prompt Corrective Action” above. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties and cease and desist orders. In October 2025, the FDIC and OCC issued a proposed rule that would define the term “unsafe or unsound practice” for purposes of their enforcement powers under the FDIA. The proposed definition would focus on whether the practice is likely to materially harm, or already has materially harmed, the financial condition of an institution. The Federal Reserve has not issued a similar proposal. Deposit Insurance Deposits at Frost Bank are insured up to applicable limits by the Deposit Insurance Fund (“DIF”) of the FDIC and Frost Bank is subject to deposit insurance assessments to maintain the DIF. Deposit insurance assessments are based on average total assets minus average tangible equity. For larger institutions, such as Frost Bank, the FDIC uses a performance score and a loss-severity score that are used to calculate an initial assessment rate. In calculating these scores, the FDIC uses a bank’s capital level and supervisory ratings and certain financial measures to assess an institution’s ability to withstand asset-related stress and funding-related stress. The FDIC has the ability to make discretionary adjustments to the total score based upon significant risk factors that are not adequately captured in the calculations. Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. In addition, the FDIC is authorized to conduct examinations of and require reporting by FDIC-insured institutions. In October 2022, the FDIC adopted a final rule that increased the initial base deposit insurance assessment rate schedules uniformly by 2 basis points beginning with the first quarterly assessment period of 2023. The increased assessment was expected to improve the likelihood that the DIF reserve ratio would reach the statutory minimum of 1.35% by the statutory deadline prescribed under the FDIC’s amended restoration plan. In November 2023, the FDIC issued a final rule to implement a special assessment to recover losses to the DIF incurred as a result of bank failures earlier that year and the FDIC's use of the systemic risk exception to cover certain deposits that were otherwise uninsured. The special assessment was based on estimated uninsured deposits as of December 31, 2022 (excluding the first $5.0 billion) and was assessed at a quarterly rate of 3.36 basis points, over eight quarterly assessment periods, beginning in the first quarter of 2024. As a result of this final rule, we accrued $51.5 million ($40.7 million after tax) related to this assessment in 2023. This amount was based on our estimate of the full amount of the assessment at that time. During 2024, the FDIC increased their loss estimate related to the aforementioned bank failures. As a result, we accrued an additional $9.0 million ($7.1 million after tax) in 2024. At 13 that time, due to the increased estimate of losses, the FDIC also projected that the special assessment will be collected for an additional two quarters beyond the initial eight-quarter collection period, at a lower rate. In December 2025, based upon the first six quarterly collections of the special assessment and anticipated collections for the seventh quarterly special assessment, the FDIC issued an interim final rule to amend the collection of the special assessment to reduce the eighth quarterly assessment rate from 3.36 basis points to 2.97 basis points. Because the cumulative amount collected through the initial eight quarter special assessment period is projected to equal the FDIC’s loss estimate, the additional two quarter extend assessment period was removed. In light this interim final rule, we reversed a total of $9.7 million ($7.7 million after tax) of our special deposit insurance assessment accrual based upon a decrease in expected future payments related to the special deposit insurance assessment. The interim final rule also requires the FDIC to provide an offset to regular quarterly deposit insurance assessments for institutions subject to the special assessment if the aggregate amount collected exceeds estimated losses following the resolution of pending litigation, and again following the termination of the receiverships. As provided for in the special assessment rule, if losses at the termination of the receiverships exceed the amount collected, the FDIC will implement a one-time final shortfall special assessment to ensure the full amount of actual losses is recovered as required by law. The extent to which any such future offsets or a future one- time shortfall special assessment will impact our future deposit insurance expense is currently uncertain. Enhanced Prudential Standards The Federal Reserve Board is required to monitor emerging risks to financial stability and enact enhanced supervision and prudential standards applicable to large bank holding companies and certain non-bank covered companies designated as systemically important by the Financial Stability Oversight Council. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) mandates that certain regulatory requirements applicable to these systemically important financial institutions be more stringent than those applicable to other financial institutions. The enhanced prudential standards rules, as amended in 2019, require bank holding companies with consolidated assets in excess of $50 billion, including Cullen/Frost, to maintain a risk committee that approves and periodically reviews its risk-management policies and oversees its risk-management framework. Resolution Planning The FDIC requires certain insured depository institutions (“IDIs”) with more than $50 billion in total consolidated assets to submit to the FDIC periodic plans for resolution in the event of the institution’s failure. In June 2024, the FDIC finalized amendments to the resolution planning requirements for IDIs with $50 billion or more in total assets. The amendments require IDIs with between $50 billion and $100 billion in assets, which includes Frost Bank, to submit informational filings on a three-year cycle, with an interim supplement updating key information submitted in the off years. The final rule became effective October 1, 2024. Frost Bank's initial informational filing is due on April 1, 2026. In December 2025, the FDIC announced its intention to propose amendments to its resolution planning rule to codify content requirement exemptions and make additional changes that take into account key findings from its review of 2025 plan submissions. In light of these plans, the FDIC has suspended submission requirements for Group B IDIs, which includes Frost Bank, subsequent to any full resolution submissions scheduled to be filed on or before April 1, 2026 or July 1, 2026 until such time as the amendments to the resolution planning rules are finalized. The Volcker Rule The so-called Volcker Rule under the Dodd-Frank Act restricts banks and their affiliates from engaging in proprietary trading and investing in and sponsoring hedge funds and private equity funds. The Volcker Rule does not significantly impact the operations of Cullen/Frost and its subsidiaries as we do not have any significant engagement in the businesses prohibited by the Volcker Rule. Depositor Preference The FDIA provides that, in the event of the “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including depositors whose 14 deposits are payable only outside of the United States and the parent bank holding company, with respect to any extensions of credit they have made to such insured depository institution. Interchange Fees Under the Durbin Amendment to the Dodd-Frank Act, the Federal Reserve adopted rules establishing standards for assessing whether the interchange fees that may be charged with respect to certain electronic debit transactions are “reasonable and proportional” to the costs incurred by issuers for processing such transactions. Interchange fees, or “swipe” fees, are charges that merchants pay to us and other card-issuing banks for processing electronic payment transactions. Federal Reserve Board rules applicable to financial institutions that have assets of $10 billion or more provide that the maximum permissible interchange fee for an electronic debit transaction is the sum of 21 cents per transaction and 5 basis points multiplied by the value of the transaction. An upward adjustment of no more than 1 cent to an issuer’s debit card interchange fee is allowed if the card issuer develops and implements policies and procedures reasonably designed to achieve certain fraud-prevention standards. The Federal Reserve Board also has rules governing routing and exclusivity that require issuers to offer two unaffiliated networks for routing transactions on each debit or prepaid product. In August 2025, the U.S. District Court for the District of North Dakota ruled to vacate the Federal Reserve’s current interchange rules but simultaneously stayed its own vacatur pending appeal to the circuit court. The outcome of this litigation could significantly and adversely affect the fees banks can charge on debit card transactions. In October 2023, the Federal Reserve issued a proposal under which the maximum permissible interchange fee for an electronic debit transaction would be the sum of 14.4 cents per transaction and 4 basis points multiplied by the value of the transaction. Furthermore, the fraud-prevention adjustment would increase from a maximum of 1 cent to 1.3 cents per debit card transaction. The proposal would adopt an approach for future adjustments to the interchange fee cap, which would occur every other year based on issuer cost data gathered by the Federal Reserve from large debit card issuers. The comment period for this proposal ended in May 2024. The extent to which any such proposed changes in permissible interchange fees will impact our future revenues is currently uncertain. Consumer Financial Protection We are subject to a number of federal and state consumer protection laws that extensively govern our relationship with our customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act and these laws’ respective state-law counterparts, as well as state usury laws and laws regarding unfair and deceptive acts and practices. These and other federal laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices, restrict our ability to raise interest rates and subject us to substantial regulatory oversight. Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys’ fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which we operate and civil money penalties. Failure to comply with consumer protection requirements may also result in our failure to obtain any required bank regulatory approval for merger or acquisition transactions we may wish to pursue or our prohibition from engaging in such transactions even if approval is not required. The Consumer Financial Protection Bureau (“CFPB”) is a federal agency responsible for implementing, examining and enforcing compliance with federal consumer protection laws. The CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks, including, among other things, laws relating to fair lending and the authority to prohibit “unfair, deceptive or abusive” acts and practices. Abusive acts or practices are defined as those that materially interfere with a consumer’s ability to understand a term or condition of a consumer financial product or service or take unreasonable advantage of a consumer’s (i) lack of financial savvy, (ii) inability to self-protect in the selection or use of consumer financial products or services, or (iii) reasonable reliance on a covered entity to act in the consumer’s interests. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or injunction. The CFPB has 15 examination and enforcement authority over all banks with more than $10 billion in assets, as well as their affiliates. Banking regulators take into account compliance with consumer protection laws when considering approval of a proposed transaction. In October 2024, the CFPB issued a final rule that requires a provider of payment accounts or products, such as a bank, to make data available to consumers, free upon request, regarding the products or services they obtain from the provider. Any such data provider is also required to make such data available to third parties, with the consumer’s express authorization and through an interface that satisfies formatting, performance, and security standards, for the purpose of such third parties providing the consumer with financial products or services requested by the consumer. Data required to be made available under the rule includes transaction information, account balance, account and routing numbers, terms and conditions, upcoming bill information, and certain account verification data. The final rule is intended to give consumers control over their financial data, including with whom it is shared, and encourage competition in the provision of consumer financial products or services. The rule is the subject of litigation, which is currently stayed while the CFPB considers revisions to the rule. During 2025, the CFPB reduced its staff by over 80%. The reduction in force is the subject of litigation, and the staffing cuts are currently stayed pending the federal circuit court's en banc rehearing of the case. The impact of these developments on banking organizations subject to CFPB regulation and supervision, including Cullen/Frost, is uncertain. States and state attorneys general may increase regulatory, investigative and enforcement activity with respect to consumer protection, in response to changes in regulation, supervision and enforcement of consumer protection laws by federal regulators. Community Reinvestment Act The CRA requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practice. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low- and moderate-income individuals and communities. Depository institutions are periodically examined for compliance with the CRA and are assigned ratings. In order for a financial holding company to commence any new activity permitted by the BHC Act, or to acquire any company engaged in any new activity permitted by the BHC Act, each insured depository institution subsidiary of the financial holding company must have received a rating of at least “satisfactory” in its most recent examination under the CRA. Furthermore, banking regulators take into account CRA ratings when considering a request for an approval of a proposed transaction. Frost Bank received a rating of “satisfactory” in its most recent CRA performance evaluations. Financial Privacy The federal banking regulators have adopted rules under the Gramm-Leach-Bliley Act of 1999 that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. These regulations affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. Anti-Money Laundering and the USA Patriot Act A major focus of governmental policy on financial institutions has been aimed at combating money laundering and terrorist financing. The U.S. Bank Secrecy Act (the “BSA”) and the USA PATRIOT Act of 2001 (the “USA Patriot Act”) require financial institutions to develop programs to prevent them from being used for, and to detect and deter, money laundering, terrorist financing, and other illegal activities. The USA Patriot Act substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must use enhanced due diligence procedures in their dealings with certain types of high-risk customers and implement a written customer identification program. Financial institutions must take certain steps to assist government agencies in detecting and preventing money laundering and report certain types of suspicious transactions. Regulatory authorities routinely examine financial institutions for compliance with these obligations, and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have 16 serious financial, legal and reputational consequences for the institution, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed cease and desist orders and civil money penalties against institutions found to be violating these obligations. In August 2024, Financial Crimes Enforcement Network (“FinCEN”), which drafts regulations implementing the U.S. Patriot Act, BSA and other anti-money laundering legislation, adopted a rule extending anti-money laundering obligations, including maintenance of an anti-money laundering program and filing certain reports with FinCEN, to registered investment advisers, like certain of Cullen/Frost’s subsidiaries. In December 2025, FinCEN delayed the effective date of the rule to January 1, 2028 in part to allow FinCEN to review the rule. Office of Foreign Assets Control Regulation The U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, administers and enforces economic and trade sanctions against targeted foreign countries and regimes, under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. These sanctions include: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on “U.S. persons” engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country, and (ii) blocking assets in which the government or specially designated nationals of the sanctioned country have an interest by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). We are responsible for, among other things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence. Failure to comply with these sanctions could have serious financial, legal and reputational consequences, including the imposition of civil money penalties or causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Incentive Compensation The Federal Reserve Board reviews, as part of its regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as Cullen/Frost, that are not “large, complex banking organizations.” These reviews are tailored to each organization based on the scope and complexity of the organization’s activities and the prevalence of incentive compensation arrangements. Deficiencies will be incorporated into the organization’s supervisory ratings, which can affect the organization’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies. Under regulatory guidance applicable to all banking organizations, incentive compensation policies must be consistent with safety and soundness principles. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors. In October 2022, the SEC adopted a final rule directing national securities exchanges and associations, including the NYSE, to implement listing standards that require listed companies to adopt policies mandating the recovery or “clawback” of excess incentive-based compensation earned by a current or former executive officer during the three fiscal years preceding the date the listed company is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The NYSE’s listing standards pursuant to the SEC’s rule became effective on October 2, 2023. We adopted a compensation recovery policy pursuant to the NYSE listing standards on October 25, 2023. The policy is included as Exhibit 97.1 to this Form 10-K. 17

Cybersecurity The federal banking regulators regularly issue new guidance and standards, and update existing guidance and standards, regarding cybersecurity intended to enhance cyber risk management among financial institutions. Financial institutions are expected to comply with such guidance and standards and to accordingly develop appropriate security controls and risk management processes. If we fail to observe such regulatory guidance or standards, we could be subject to various regulatory sanctions, including financial penalties. In 2023, the SEC issued a final rule that requires disclosure of material cybersecurity incidents, as well as cybersecurity risk management, strategy and governance. Under this rule, banking organizations that are SEC registrants must generally disclose information about a material cybersecurity incident within four business days of determining it is material with periodic updates as to the status of the incident in subsequent filings, as necessary. Banking organizations are required to notify their primary banking regulator within 36 hours of determining that a “computer-security incident” has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the banking organization’s ability to carry out banking operations or deliver banking products and services to a material portion of its customer base, its businesses and operations that would result in material loss, or its operations that would impact the stability of the United States. State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and many states, including Texas, have also recently implemented or modified their data breach notification, information security and data privacy requirements. We expect this trend of state-level activity in those areas to continue and are continually monitoring developments in the states in which our customers are located. Risks and exposures related to cybersecurity attacks, including litigation and enforcement risks, are expected to be elevated for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by us and our customers. In May 2024, the SEC finalized amendments to Regulation S-P to require broker-dealers, investment companies and investment advisers registered with the SEC to adopt written policies and procedures for incident response programs to address unauthorized access to or use of customer information. The amended Regulation S-P also requires covered entities to notify, within 30 days, individuals affected by an incident involving sensitive customer information and provide them with details about the incident and other information intended to help affected individuals respond appropriately. See Item 1A. Risk Factors for a further discussion of risks related to cybersecurity and Item 1C. Cybersecurity for a further discussion of risk management strategies and governance processes related to cybersecurity. Climate-Related and Other ESG Developments In recent years, certain lawmakers and regulators in and outside the United States have increased their focus on financial institutions' and other companies' risk oversight, disclosures and practices in connection with climate change and other environmental, social and governance (“ESG”) matters. In addition, several states, including Texas, have enacted or proposed statutes or regulations addressing climate change and other ESG issues, including “anti-ESG” statutes or regulations. Fair Access to Financial Services In recent years, certain states have enacted, or have proposed to enact, statutes, regulations or policies that prohibit financial institutions from denying or canceling products or services to a person or business, or otherwise discriminating against a person or business in making available products or services, on the basis of certain social or political factors or other activities. In August 2025, President Trump signed Executive Order 14331, “Guaranteeing Fair Banking Access for All Americans,” which states that it is the policy of the United States that no American should be denied access to financial services because of their constitutionally or statutorily protected beliefs, affiliations, or political views. The Executive Order directs the Treasury Secretary and federal banking regulators to address politicized or unlawful debanking activities. 18

Future Legislation and Regulation Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although any change could impact the regulatory structure under which we or our competitors operate and may significantly increase costs, impede the efficiency of internal business processes, require an increase in regulatory capital, require modifications to our business strategy, and limit our ability to pursue business opportunities in an efficient manner. It could also affect our competitors differently than us, including in a manner that would make them more competitive. A change in statutes, regulations or regulatory policies applicable to Cullen/Frost or any of its subsidiaries could have a material, adverse effect on our business, financial condition and results of operations. Human Capital Resources At December 31, 2025, we employed 6,008 full-time equivalent employees. At that date, the average tenure of all of our full-time employees was approximately 9.4 years while the average tenure of our executive officers was approximately 30.3 years. None of our employees are represented by collective bargaining agreements. We believe our employee relations to be good. Oversight of our corporate culture is an important element of our board of director’s oversight of risk because our people are critical to the success of our corporate strategy. Our board sets the “tone at the top,” and holds senior management accountable for embodying, maintaining, and communicating our culture to employees. In that regard, our culture is designed to promote our commitment to making people's lives better and to uphold that principle in everything we do. That commitment has been a central pillar in our approach to our employees, our planet and the communities we have proudly served for over 150 years. Our culture is designed to adhere to the timeless values of integrity, caring and excellence. In keeping with that culture, we expect our people to treat each other and our customers with the highest level of honesty and respect and go out of their way to do the right thing, and we strive to be a force for good in everyday life. We dedicate resources to promote a safe workplace; attract, develop and retain talented employees; promote a culture of integrity, caring and excellence; and reward and recognize employees for both the results they deliver and, importantly, how they deliver them. We also seek to design careers that are fulfilling ones, with competitive compensation and benefits alongside a positive work-life balance. We also dedicate resources to fostering professional and personal growth with continuing education, on-the-job training and development programs. Our employees are key to our success as an organization. We are committed to providing equal opportunity to and avoiding unlawful discrimination against all applicants and employees and attracting, retaining and promoting top quality talent regardless of personal aspects such as sex, sexual orientation, gender identity, race, color, national origin and age. We are dedicated to providing a workplace for our employees that is supportive, and free of any form of unlawful discrimination or harassment; rewarding and recognizing our employees based on their individual results and performance as well as that of their department and the company overall; and recognizing and respecting all of the characteristics and differences that make each of our employees unique. By promoting and fostering a workforce that we believe is reflective of the values of our customers and communities, we seek to better understand the financial needs of our prospects and customers and provide them with relevant financial service products. This enables us to better serve our customers and communities, enhancing our success as an organization. Understanding and supporting our community has always been a priority to us. We have established a voluntary, employee-led and staffed team that is committed to touching and improving the lives of people that live and work in our community. Additionally, we provide employees the opportunity to use paid time off to perform community service activities in their choice of ways. In 2025, this amounted to over 27,000 hours of community service performed by our employees. Our efforts are designed to enrich the lives of not only those that are in need but also the lives of our employees who participate in these meaningful and rewarding opportunities. 19

Information About Our Executive Officers

The names, ages, recent business experience and positions or offices held by each of the executive officers of Cullen/Frost are as follows:

Name and Position Held	Age	Recent Business Experience
Phillip D. Green Chairman of the Board, Chief Executive Officer and Director	71	Officer of Frost Bank since 1980. Chairman of the Board and Chief Executive Officer since April 2016.
Daniel J. Geddes Group Executive Vice President, Chief Financial Officer	51	Officer of Frost Bank since 1998. Group Executive Vice President, Chief Financial Officer since January 2025. Group Executive Vice President from July 2024 to December 2024. San Antonio Region President from August 2021 to June 2024. Market President and the Houston Expansion Lead from October 2018 to August 2021.
Annette Alonzo Group Executive Vice President, Chief Human Resources Officer	57	Officer of Frost Bank since 1993. Group Executive Vice President, Chief Human Resources Officer since April 2016.
Robert A. Berman Group Executive Vice President, Research and Strategy	63	Officer of Frost Bank since 1989. Group Executive Vice President, Research and Strategy of Frost Bank since May 2001.
Paul H. Bracher President, Group Executive Vice President, Chief Banking Officer	69	Officer of Frost Bank since 1982. Group Executive Vice President, Chief Banking Officer since January 2015. President of Cullen/Frost since April 2016. President of Frost Bank since January 2024.
Howard L. Kasanoff Group Executive Vice President, Chief Credit Officer	56	Officer of Frost Bank since June 1994. Group Executive Vice President, Chief Credit Officer since January 2023. Senior Executive Vice President, Director of Complex Risk from October 2017 to December 2022.
Ericka L. Pullin Group Executive Vice President, Culture and People Development	51	Officer of Frost Bank since 2000. Group Executive Vice President, Culture and People Development since July 2025. Executive Vice President and Market Research Manager from May 2021 to July 2025. Senior Vice President and Market Research Manager from September 2014 to May 2021.
Coolidge E. Rhodes, Jr. Group Executive Vice President, General Counsel and Corporate Secretary	50	Officer of Frost Bank since September 2021. Group Executive Vice President, General Counsel since September 2021 and Secretary since October 2021. Managing director and chief compliance officer at New Fortress Energy, Inc. from February 2020 to September 2021.
Carol J. Severyn Group Executive Vice President, Chief Risk Officer	61	Officer of Frost Bank since 1993. Group Executive Vice President, Chief Risk Officer since January 2019. Executive Vice President and Auditor from January 2004 to January 2019.
Jimmy Stead Group Executive Vice President, Chief Consumer Banking and Technology Officer	50	Officer of Frost Bank since 2001. Group Executive Vice President, Chief Consumer Banking and Technology Officer since January 2020. Group Executive Vice President, Chief Consumer Banking Officer from January 2017 to January 2020.
Kenny Wilson Group Executive Vice President, Chief Wealth Officer	73	Officer of Frost Bank since 2023. Group Executive Vice President, Chief Wealth Officer since August 2023. Chief Executive Officer for Haven for Hope from April 2016 to December 2021. Prior to that, Mr. Wilson was Market President and Market Executive for Private Banking for Bank of America in both the San Antonio and Austin markets.

There are no arrangements or understandings between any executive officer of Cullen/Frost and any other person pursuant to which such executive officer was or is to be selected as an officer.

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Available Information Under the Securities Exchange Act of 1934, we are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We file electronically with the SEC. We make available, free of charge through our website, our reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, as soon as reasonably practicable after such reports are filed with or furnished to the SEC. Additionally, we have adopted and posted on our website a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer. Our website also includes our Corporate Governance Guidelines and the charters for our Audit Committee, our Compensation and Benefits Committee, our Risk Committee, our Corporate Governance and Nominating Committee, and our Technology and Cybersecurity Committee. The address for our website is http://www.frostbank.com. We will provide a printed copy of any of the aforementioned documents to any requesting shareholder. ITEM 1A. RISK FACTORS An investment in our common stock is subject to risks inherent to our business. The material risks and uncertainties that management believes affect us are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair our business operations. This report is qualified in its entirety by these risk factors. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the market price of our common stock and preferred stock could decline significantly, and you could lose all or part of your investment. Risks Related To Our Business Interest Rate Risks We Are Subject To Interest Rate Risk Our earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions, inflationary trends, changes in government spending and debt issuances and policies of various governmental and regulatory agencies and, in particular, the Federal Open Market Committee. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect (i) our ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities, and (iii) the average duration of our mortgage-backed securities portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Any substantial, unexpected, or prolonged change in market interest rates could have a material adverse effect on our business, financial condition and results of operations. See Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations under the section captioned “Net Interest Income” and Item 7A. Quantitative and Qualitative Disclosures About Market Risk elsewhere in this report for further discussion related to interest rate sensitivity and our management of interest rate risk. 21

Credit and Lending Risks We Are Subject To Lending Risk and Lending Concentration Risk There are inherent risks associated with our lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where we operate as well as those across the State of Texas and the United States. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. As of December 31, 2025, approximately 80.9% of our loan portfolio consisted of commercial and industrial, energy, construction and commercial real estate mortgage loans. These types of loans are generally viewed as having more risk of default and are typically larger than residential real estate loans or consumer loans. Because our loan portfolio contains a significant number of commercial and industrial, energy, construction and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. Increases in non-performing loans have resulted in a net loss of earnings from particular loans, an increase in credit loss expense and an increase in loan charge-offs, and these and future instances could have a material adverse effect on our business, financial condition and results of operations. Certain of our credit exposures are concentrated in industries that may be more susceptible to the long-term risks of climate change, natural disasters or global pandemics. To the extent that these risks may have a negative impact on the financial condition of borrowers, it could also have a material adverse effect on our business, financial condition and results of operations. See the section captioned “Loans” in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations elsewhere in this report for further discussion related to commercial and industrial, energy, construction and commercial real estate loans. Our Allowance For Credit Losses May Be Insufficient We maintain allowances for credit losses on loans, securities and off-balance sheet credit exposures. In the case of loans and securities, allowances for credit losses are contra-asset valuation accounts that are deducted from the amortized cost basis of these assets to present the net amount expected to be collected. In the case of off-balance- sheet credit exposures, the allowance for credit losses is a liability account reported as a component of accrued interest payable and other liabilities in our consolidated balance sheets. The amount of each allowance account represents management's best estimate of current expected credit losses on these financial instruments considering available information, from internal and external sources, relevant to assessing exposure to credit loss over the contractual term of the instrument. Relevant available information includes historical credit loss experience, current conditions and reasonable and supportable forecasts. As a result, the determination of the appropriate level of allowance for credit losses inherently involves a high degree of subjectivity and requires us to make significant estimates related to current and expected future credit risks and trends, all of which may undergo material changes. Changes in economic conditions; inflation; interest rate volatility; new information regarding existing loans, credit commitments and securities holdings; global pandemics; natural disasters and risks related to climate change; and identification of additional problem loans, ratings down-grades and other factors, both within and outside of our control, may require an increase in the allowances for credit losses on loans, securities and off-balance sheet credit exposures. In addition, bank regulatory agencies periodically review our allowance for credit losses and may require an increase in credit loss expense or the recognition of further loan charge-offs, based on judgments different than those of management. Furthermore, if any charge-offs related to loans, securities or off-balance sheet credit exposures in future periods exceed our allowances for credit losses on loans, securities or off-balance sheet credit exposures, we will need to recognize additional credit loss expense to increase the applicable allowance. Any increase in the allowance for credit losses on loans, securities and/or off-balance sheet credit exposures will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on our business, financial condition and results of operations. See the section captioned “Allowance for Credit Losses” in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations elsewhere in this report for further discussion related to our process for determining the appropriate level of the allowance for credit losses. 22

We Are Subject to Risk Arising From Conditions In The Commercial Real Estate Market As of December 31, 2025, commercial real estate mortgage loans comprised approximately 47.1% of our loan portfolio. Commercial real estate mortgage loans generally involve a greater degree of credit risk than residential real estate mortgage loans because the collateral securing these loans may not be sold as easily as residential real estate and because they typically have larger balances and are more affected by adverse conditions in the economy. Because payments on loans secured by commercial real estate often depend upon the successful operation and management of the properties and the businesses which operate from within them, repayment of such loans may be affected by factors outside the borrower’s control, such as adverse conditions in the real estate market or the economy or changes in government regulations. In recent years, commercial real estate markets have been particularly impacted by the economic disruption resulting from the COVID-19 pandemic. The COVID-19 pandemic was also a catalyst for the evolution of various remote work options which have impacted the long-term performance of some types of office properties within our commercial real estate portfolio. Accordingly, the federal banking regulatory agencies have expressed concerns about weaknesses in the current commercial real estate market. Failures in our risk management policies, procedures and controls could adversely affect our ability to manage this portfolio going forward and could result in an increased rate of delinquencies in, and increased losses from, this portfolio, which, accordingly, could have a material adverse effect on our business, financial condition and results of operations. We Are Subject To Volatility Risk In Crude Oil Prices As of December 31, 2025, we had $1.1 billion of energy loans which comprised approximately 5.0% of our loan portfolio at that date. Furthermore, energy production and related industries represent a large part of the economies in some of our primary markets. The energy industry and market prices for oil and gas have historically been cyclical. Global wars, military conflicts, terrorism, governmental and social responses to environmental issues and climate change, or other geopolitical events as well as actions by members of the Organization of Petroleum Exporting Countries (“OPEC”) can impact global crude oil and gas production levels and lead to significant volatility in global oil and gas supplies and market prices. Prolonged periods of low oil and gas commodity prices could negatively impact our borrowers' ability to pay, particularly those that utilize higher-cost production technologies such as hydraulic fracking and horizontal drilling, as well as oilfield service providers, energy equipment manufacturers and transportation suppliers, among others. The price per barrel of crude oil was $57.95 at December 31, 2025 and $71.72 at December 31, 2024. While losses in our energy portfolio have not been significant in recent years, we have experienced increased losses within our energy portfolio in years that were impacted by significant oil price volatility. Future oil price volatility could have negative impacts on the U.S. economy, in particular, the economies of energy-dominant states such as Texas, and our borrowers and customers. Such negative impacts could result in an increased rate of loan delinquencies and credit losses which, accordingly, could have a material adverse effect on our business, financial condition and results of operations. We Are Subject To Environmental Liability Risk Associated With Lending Activities A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we foreclose on and take title to properties securing certain loans. There is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or ability to sell the affected property. Environmental reviews of real property before initiating foreclosure actions may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our business, financial condition and results of operations. Liquidity Risk We Are Subject To Liquidity Risk We require liquidity to meet our deposit and debt obligations as they come due. Our access to funding sources in amounts adequate to finance our activities or on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy generally. Factors that could reduce our access to liquidity sources include a downturn in the Texas or national economy, difficult credit markets or adverse regulatory actions against us. Our access to deposits may also be affected by the liquidity needs of our depositors. A substantial 23 majority of our liabilities are demand, savings, interest checking and money market deposits, which are payable on demand or upon several days’ notice, while by comparison, a substantial portion of our assets are loans, which cannot be called or sold in the same time frame. We may not be able to replace withdrawn or maturing deposits as necessary in the future, especially if a large number of our depositors sought to withdraw their accounts, regardless of the reason. Our access to deposits may be negatively impacted by, among other factors, periods of low interest rates or higher interest rates which could promote increased competition for deposits, including from new financial technology competitors, or provide customers with alternative investment options. Additionally, negative news about us or the banking industry in general could negatively impact market or customer perceptions of our company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits. Furthermore, as we and other regional banking organizations experienced in 2023, the failure of other financial institutions may cause deposit outflows as customers spread deposits among several different banks so as to maximize their amount of FDIC insurance, move deposits to banks deemed "too big to fail" or remove deposits from the banking system entirely. As of December 31, 2025, approximately 52% of our deposits were uninsured and we rely on these deposits for liquidity. A failure to maintain adequate liquidity could have a material adverse effect on our business, financial condition and results of operations. We may also need to raise additional capital and liquidity through the issuance of stock to comply with regulatory mandates, which could dilute the ownership of existing stockholders, or reduce or even eliminate common stock dividends or share repurchases to preserve capital and liquidity. Unrealized Losses in Our Securities Portfolio Could Affect Liquidity. We have experienced significant unrealized losses on our available-for sale-securities portfolio as a result of elevated market interest rates. Unrealized losses related to available-for-sale securities are reflected in accumulated other comprehensive income in our consolidated balance sheets and reduce the level of our book capital and tangible common equity. However, such unrealized losses do not affect our regulatory capital ratios. We actively monitor our available-for-securities portfolio and we do not currently anticipate the need to realize material losses from the sale of securities for liquidity purposes. Furthermore, we believe it is unlikely that we would be required to sell any such securities before recovery of their amortized cost bases, which may be at maturity. Nonetheless, our access to liquidity sources could be affected by unrealized losses if securities must be sold at a loss; tangible capital ratios continue to decline from an increase in unrealized losses or realized credit losses; the FHLB or other funding sources reduce capacity; or bank regulators impose restrictions on us that impact the level of interest rates we may pay on deposits or our ability to access brokered deposits. Additionally, significant unrealized losses could negatively impact market and/or customer perceptions of our company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits. Operational Risks Our Accounting Estimates and Risk Management Processes Rely On Analytical and Forecasting Models The processes we use to estimate our expected credit losses and to measure the fair value of financial instruments, as well as the processes used to estimate the effects of changing interest rates and other market measures on our financial condition and results of operations, depends upon the use of analytical and forecasting models. These models reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are adequate, the models may prove to be inadequate or inaccurate because of other flaws in their design or their implementation, including flaws caused by failures in controls, data management, human error or from the reliance on technology. If the models we use for interest rate risk and asset- liability management are inadequate, we may incur increased or unexpected losses upon changes in market interest rates or other market measures. If the models we use for estimating our expected credit losses are inadequate, the allowance for credit losses may not be sufficient to support future charge-offs. If the models we use to measure the fair value of financial instruments are inadequate, the fair value of such financial instruments may fluctuate unexpectedly or may not accurately reflect what we could realize upon sale or settlement of such financial instruments. Any such failure in our analytical or forecasting models could have a material adverse effect on our business, financial condition and results of operations. 24

We Are Subject To Risk Arising From Failure Or Circumvention Of Our Controls and Procedures Our internal controls, including fraud detection and controls, disclosure controls and procedures, and corporate governance procedures are based in part on certain assumptions and can provide only reasonable, not absolute, assurance that the objectives of the controls and procedures are met. Any failure or circumvention of our controls and procedures; failure to comply with regulations related to controls and procedures; or failure to comply with our corporate governance procedures could have a material adverse effect on our reputation, business, financial condition and results of operations, including subjecting us to litigation, regulatory fines, penalties or other sanctions. Furthermore, notwithstanding the proliferation of technology and technology-based risk and control systems, our businesses ultimately rely on people and we are subject to the risk that they make mistakes or engage in violations of applicable policies, laws, rules or procedures that in the past have not, and in the future may not always be prevented by our technological processes or by our controls and other procedures intended to prevent and detect such errors or violations. Human errors, malfeasance and other misconduct, even if promptly discovered and remediated, can result in reputational damage or legal risk and have a material adverse effect on our business, financial condition and results of operations. New Lines Of Business, Products Or Services and Technological Advancements May Subject Us To Additional Risks From time to time, we implement new lines of business or offer new products and services within existing lines of business. For instance, we recently implemented a new residential mortgage product offering. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services we invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/ or new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services, including the increased usage of intelligent automation within the industry. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology driven products and services or be successful in marketing these products and services to our customers. In addition, our implementation of certain new technologies, such as those related to artificial intelligence, automation and algorithms, in our business processes may have unintended consequences due to their limitations or our failure to use them effectively. In addition, cloud technologies are critical to the operation of our systems, and our reliance on cloud technologies is growing. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse effect on our business, financial condition and results of operations. Furthermore, any new line of business, new product or service and/or new technology could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business, new products or services and/or new technologies could have a material adverse effect on our business, financial condition and results of operations. Our Reputation and Our Business Are Subject to Negative Publicity Risk Risk to our earnings, liquidity, and capital from negative public opinion, is inherent in our business. Negative public opinion could adversely affect our ability to keep and attract customers and expose us to adverse legal and regulatory consequences. Negative public opinion could result from our actual or alleged conduct in any number of activities, including (i) lending practices, (ii) branching strategy, (iii) product and service offerings, (iv) corporate governance, (v) regulatory compliance, (vi) mergers and acquisitions, (vii) disclosure, (viii) sharing or inadequate protection of customer information, (ix) successful or attempted cyber-attacks against us, our customers or our third- party partners or vendors and (x) failure to achieve any publicly announced commitments to employees or other initiatives or to respond adequately to stakeholders’ concerns or actions taken by government regulators and community organizations. There is focus by some investors and other stakeholders on topics related to corporate policies and approaches related to environmental and social matters. Due to divergent stakeholder views on these matters, we are at increased risk that any action, or lack thereof, concerning these matters will be perceived 25 negatively by some stakeholders, which could negatively affect our business and reputation. Negative public opinion could also result from adverse news or publicity that impairs the reputation of the financial services industry generally or from the actions of our employees, customers, affiliates or third parties with whom we do business. In addition, our reputation or future prospects may be significantly damaged by adverse publicity or negative information regarding us, whether or not true, that may be posted on social media, non-mainstream news services or other parts of the internet, and this risk is magnified by the speed and pervasiveness with which information is disseminated through those channels. Because we conduct most of our business under the “Frost” brand, negative public opinion about one business could affect our other businesses. Events that result in damage to our reputation may also increase our litigation risk, increase regulatory scrutiny, affect our ability to attract and retain customers and employees and have other consequences that we may not be able to predict. Our Business, Financial Condition and Results Of Operations Are Subject To Risk From Changes in Customer Behavior Individual, economic, political, industry-specific conditions and other factors outside of our control, such as fuel prices, energy costs, real estate values, inflation, taxes or other factors that affect customer income levels, could alter anticipated customer behavior, including borrowing, repayment, investment and deposit practices. Such a change in these practices could materially adversely affect our ability to anticipate business needs and meet regulatory requirements. Further, difficult economic conditions may negatively affect consumer confidence levels. A decrease in consumer confidence levels would likely aggravate the adverse effects of these difficult market conditions on us, our customers and others in the financial institutions industry. Cullen/Frost Relies On Dividends From Its Subsidiaries For Most Of Its Revenue Cullen/Frost is a separate and distinct legal entity from its subsidiaries. It receives substantially all of its revenue from dividends from its subsidiaries. These dividends are the principal source of funds to pay dividends on Cullen/ Frost’s common stock and preferred stock and interest and principal on Cullen/Frost’s debt. Various federal and state laws and regulations limit the amount of dividends that Frost Bank and certain non-bank subsidiaries may pay to Cullen/Frost. Also, Cullen/Frost’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors and depositors. In the event Frost Bank is unable to pay dividends to Cullen/Frost, Cullen/Frost may not be able to service debt, pay obligations or pay dividends on our common stock or our preferred stock. The inability to receive dividends from Frost Bank could have a material adverse effect on our business, financial condition and results of operations. See the section captioned “Supervision and Regulation” in Item 1. Business and Note 8 - Capital and Regulatory Matters in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data elsewhere in this report. Our Information Systems May Experience Failure, Interruption Or Breach In Security In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and to store sensitive data. Any failure, interruption or breach in security of these systems could result in significant disruption to our operations. Information security breaches and cybersecurity-related incidents include, but are not limited to, attempts to access information, including customer and company information, malicious code, computer viruses and denial of service attacks that could result in unauthorized access, theft, misuse, loss, release or destruction of data (including confidential customer information), account takeovers, unavailability of service or other events. These types of threats may derive from human error, fraud or malice on the part of external or internal parties or may result from accidental technological failure. Our technologies, systems, networks and software have been and continue to be subject to cybersecurity threats and attacks, which range from uncoordinated individual attempts to sophisticated and targeted measures directed at us. Any failures related to upgrades and maintenance of our technology and information systems could further increase our information and system security risk. Our increased use of cloud and other technologies, such as remote work technologies, adoption of artificial intelligence, and the increased connectivity of third parties and electronic devices to our systems also increases our risk of being subject to a cyber-attack. The risk of a security breach or disruption, particularly through cyber-attack or cyber- intrusion, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. 26

Our customers, employees and third parties that we do business with have been, and will continue to be, targeted by parties using fraudulent e-mails and other communications in attempts to misappropriate passwords, bank account information or other personal information or to introduce viruses or other malware programs to our information systems, the information systems of merchants or third-party service providers and/or our customers' personal devices, which are beyond our security control systems. Though we endeavor to mitigate these threats through product improvements, use of encryption and authentication technology and customer and employee education, such cyber-attacks against us, merchants, our third-party service providers and our customers remain a serious issue and have been successful in the past. Although we make significant efforts to maintain the security and integrity of our information systems and have implemented various measures to manage the risks of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. It is possible that employees, merchants or our third-party vendors may not follow our cybersecurity policies and procedures, which may expose us to a cyber-attack. Furthermore, even well protected information, networks, systems and facilities remain potentially vulnerable to attempted security breaches or disruptions because the techniques used in such attempts are constantly evolving, including as a result of artificial intelligence, and generally are not recognized until launched against a target, and in some cases are designed not to be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is virtually impossible for us to entirely mitigate this risk. In the event of a cyber-attack, we may be delayed in identifying or responding to the attack, which could increase the negative impact of the cyber-attack on our business, financial condition and results of operations. While we maintain specific “cyber” insurance coverage, which would apply in the event of various breach scenarios, the amount of coverage may not be adequate in any particular case. Furthermore, because cyber threat scenarios are inherently difficult to predict and can take many forms, some breaches may not be covered under our cyber insurance coverage. A security breach or other significant disruption of our information systems or those related to our customers, merchants or our third-party vendors, including as a result of cyber-attacks, could (i) disrupt the proper functioning of our networks and systems and therefore our operations and/or those of our customers; (ii) result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of confidential, sensitive or otherwise valuable information of ours or our customers; (iii) result in a violation of applicable privacy, data breach and other laws, subjecting us to additional regulatory scrutiny and exposing us to civil litigation, enforcement actions, governmental fines and possible financial liability; (iv) require significant management attention and resources to remedy the damages that result; or (v) harm our reputation or cause a decrease in the number of customers that choose to do business with us. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations and could result in serious and harmful consequences to our customers. Furthermore, the rapid development of quantum computing poses a material risk to the encryption standards currently securing our financial systems, as future quantum capabilities could enable unauthorized decryption of sensitive data, disruption of transaction integrity and invalidation of digital identities, potentially leading to financial losses and reputational damage. Increasing Fraud Risk Could Adversely Affect Our Business, Financial Condition, and Reputation We are exposed to an increasing risk of fraud, including cyber fraud, identity theft, account takeover, and other fraudulent activities targeting financial institutions and their customers. The sophistication and frequency of these schemes continue to grow, driven by advances in technology and the proliferation of digital banking channels. Fraudulent activity can result in financial losses for us or our customers, increased operational costs, and potential legal exposure. Although we employ robust security measures, including authentication protocols, transaction monitoring, and fraud detection systems, these controls may not be sufficient to prevent all fraudulent activity. Criminals continuously adapt their methods to circumvent existing safeguards, and emerging technologies such as artificial intelligence may further enhance their ability to perpetrate fraud. Significant fraud-related losses could negatively impact our earnings, capital, and liquidity. In addition, fraud incidents may harm our reputation, erode customer trust, and lead to regulatory scrutiny or enforcement actions. Failure to effectively manage and mitigate fraud risk could have a material adverse effect on our business, financial condition, and results of operations. 27

Our Operations Rely On Certain External Vendors We rely on certain external vendors to provide products and services necessary to maintain our day-to-day operations. These third-party vendors are sources of operational, cybersecurity, and information security risk to us, including risks associated with operational errors, coding errors, information system failures, interruptions or breaches and unauthorized disclosures of sensitive or confidential customer information. If these vendors encounter any of these issues, or if we have difficulty communicating with them regarding such issues, we could be exposed to disruption of operations, loss of service or connectivity to customers, reputational damage, and litigation risk that could have a material adverse effect on our business and, in turn, our financial condition and results of operations. In addition, our operations are exposed to risk that these vendors will not perform in accordance with the contracted arrangements under service level agreements. Although we have selected these external vendors carefully, we do not control their actions. The failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements, because of changes in the vendor’s organizational structure, financial condition, support for existing products and services or strategic focus or for any other reason, could be disruptive to our operations, which could have a material adverse effect on our business and, in turn, our financial condition and results of operations. Replacing these external vendors could also entail significant delay and expense. We Are Subject To Litigation Risk Pertaining To Fiduciary Responsibility From time to time, customers make claims and take legal action pertaining to our performance of our fiduciary responsibilities. Whether customer claims and legal action related to our performance of our fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to us they may result in significant financial liability and/or adversely affect the market perception of us and our products and services as well as impact customer demand for those products and services. Any financial liability or reputational damage could have a material adverse effect on our business, financial condition and results of operations. We Are Subject To Litigation Risk Pertaining To Intellectual Property Banking and other financial services companies, including us, rely on technology companies to provide information technology products and services necessary to support day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of our vendors, or other individuals or companies, have from time to time claimed to hold intellectual property sold to us by our vendors or in use by us and we are, and may in the future be, named as defendants in various related legal claims. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages and may also seek to enter into licensing agreements with us to obtain ongoing fees. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, we may have to engage in protracted litigation. Such litigation is often expensive, time-consuming, disruptive to our operations and distracting to management. If we are found to infringe upon one or more patents or other intellectual property rights, we may be required to pay substantial damages or royalties to a third-party. In certain cases, we have entered, and in the future may consider entering, into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase our operating expenses. If legal matters related to intellectual property claims were resolved against us or settled, we could be required to make payments in amounts that could have a material adverse effect on our business, financial condition and results of operations. Financial Services Companies Depend On The Accuracy and Completeness Of Information About Customers and Counterparties In deciding whether to extend credit or enter into other transactions, we rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. We also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on our business, financial condition and results of operations. 28

External and Market-Related Risks Our Profitability Depends Significantly On Economic Conditions In The State Of Texas Our success depends substantially on the general economic conditions of the State of Texas and the specific local markets in which we operate. Unlike larger national or other regional banks that are more geographically diversified, we provide banking and financial services primarily to customers across Texas through financial centers in the Austin, Dallas, Fort Worth, Gulf Coast, Houston, Permian Basin, and San Antonio regions. The local economic conditions in these areas have a significant impact on the demand for our products and services as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our deposit funding sources. Moreover, all of the securities in our municipal bond portfolio were issued by political subdivisions or agencies within the State of Texas. A significant decline in general economic conditions in Texas, whether caused by recession, inflation, unemployment, changes or prolonged stagnation in oil prices, changes in securities markets, acts of terrorism, pandemics, natural disasters, climate change, outbreak of hostilities or other international or domestic occurrences or other factors could impact these local economic conditions and, in turn, have a material adverse effect on our business, financial condition and results of operations. We Are Subject to Risk Arising From The Soundness Of Other Financial Institutions and Counterparties Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional customers. Many of these transactions expose us to credit risk in the event of a default by a counterparty or customer. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to us. Increased interconnectivity amongst financial institutions also increases the risk of cyber-attacks and information system failures for financial institutions. Any such losses could have a material adverse effect on our business, financial condition and results of operations. We Operate In A Highly Competitive Industry and Market Area We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and may have more financial resources than us. Such competitors primarily include national, regional, and community banks within the various markets where we operate. Recent regulation has reduced the regulatory burden of large bank holding companies, and raised the asset thresholds at which more onerous requirements apply, which could cause certain large bank holding companies with less than $250 billion in total consolidated assets, which were previously subject to more stringent enhanced prudential standards, to become more competitive or to pursue expansion more aggressively. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Also, technology and other changes have lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks. In particular, the activity of fintechs/wealthtechs has grown significantly over recent years and is expected to continue to grow. Some fintechs/wealthtechs are not subject to the same regulation as we are, which may allow them to be more competitive. Fintechs/wealthtechs have and may continue to offer bank or bank-like products and a number of such organizations have applied for bank or industrial loan charters while others have partnered with existing banks to allow them to offer deposit products to their customers. Increased competition from fintechs/wealthtechs and the growth of digital banking may also lead to pricing pressures as competitors offer more low-fee and no-fee products In July 2025, President Trump signed into law the GENIUS Act, which establishes a regulatory framework for “payment stablecoins” and their issuers. Consumers and businesses may view payment stablecoins as a substitute for traditional bank deposits, resulting in deposit withdrawals. Depending on consumer and business interest in payment stablecoins, and the characteristics and utility of payment stablecoins, the passage of the GENIUS Act could result in increased competition with respect to our deposit products. However, the GENIUS Act requires the U.S. Treasury 29

Department and federal and state regulators to issue regulations on numerous topics to interpret and implement the statute, so the effect of the GENIUS Act will depend on what those regulations provide. Additionally, consumers can maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. In addition, the emergence, adoption and evolution of new technologies that do not require intermediation, including distributed ledgers such as stablecoin and other digital assets and blockchain, as well as advances in intelligent automation, could significantly affect the competition for financial services. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. Further, many of our competitors have fewer regulatory constraints and may have lower cost structures than us. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can. Our ability to compete successfully depends on a number of factors, including, among other things, (i) the ability to develop, maintain and build long-term customer relationships based on top quality service, high ethical standards and safe, sound assets; (ii) the ability to expand within our marketplace and with our market position; (iii) the scope, relevance and pricing of products and services offered to meet customer needs and demands; (iv) the rate at which we introduce new products and services relative to our competitors; (v) customer satisfaction with our level of service; and (vi) industry and general economic trends. Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. Compliance and Regulatory Risks We Are Subject To Extensive Government Regulation and Supervision and Related Enforcement Powers and Other Legal Remedies We, primarily through Cullen/Frost, Frost Bank and certain non-bank subsidiaries, are subject to extensive federal and state regulation and supervision, which vests a significant amount of discretion in the various regulatory authorities. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not shareholders. These regulations and supervisory guidance affect our lending practices, capital structure, investment practices, dividend policy, the fees we can charge for certain products or transactions, and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies or supervisory guidance, including changes in interpretation or implementation of statutes, regulations, policies or supervisory guidance, have and could continue to affect us in substantial and unpredictable ways. Such changes have and could continue to subject us to additional costs, limit the types of financial services and products we may offer, limit our ability to return capital to shareholders or conduct certain activities, and/or increase the ability of non- banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations, policies or supervisory guidance could result in enforcement and other legal actions by Federal or state authorities, including criminal and civil penalties, the loss of FDIC insurance, the revocation of a banking charter, enforcement actions or sanctions by regulatory agencies, significant fines and civil money penalties and/or reputational damage. In this regard, government authorities, including the bank regulatory agencies, are pursuing aggressive enforcement actions with respect to compliance and other legal matters involving financial activities, which heightens the risks associated with actual and perceived compliance failures. Directives issued to enforce such actions may be confidential and thus, in some instances, we are not permitted to publicly disclose these actions. Litigation challenging actions or regulations by Federal or state authorities could, depending on the outcome, significantly affect the regulatory and supervisory framework affecting our operations. For example, there is litigation pending to challenge the Federal Reserve’s regulation on permissible interchange fees on the ground that the regulation allows higher interchange fees than permitted by statute, which, if successful, could significantly and adversely affect the fees banks can charge on debit card transactions. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. In addition, we face significant regulatory scrutiny, in the course of routine examinations and otherwise, and new regulations in response to negative developments in the banking industry, which may increase our cost of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, commercial real estate loan composition and concentrations, and capital as well as general 30 oversight and control of the foregoing. We could face increased scrutiny or be viewed as higher risk by regulators and/or the investor community, which could have a material adverse effect on our business, financial condition and results of operations. See the sections captioned “Supervision and Regulation” included in Item 1. Business and Note 8 - Capital and Regulatory Matters in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data elsewhere in this report. The Repeal Of Federal Prohibitions On Payment Of Interest On Demand Deposits Could Increase Our Interest Expense All federal prohibitions on the ability of financial institutions to pay interest on demand deposit accounts were repealed as part of the Dodd-Frank Act beginning in 2011. As a result, some financial institutions offer interest on demand deposits to compete for customers. Our interest expense will increase, and our net interest margin will decrease, if we begin offering interest on demand deposits to attract additional customers or maintain current customers, which could have a material adverse effect on our business, financial condition and results of operations. We Are Subject To Government Regulation and Oversight Relating to Data and Privacy Protection Our business requires the collection and retention of large volumes of customer data, including personally identifiable information in various information systems that we maintain and in those maintained by third parties with whom we contract to provide data services. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. The integrity and protection of that customer and company data is important to us. Our collection of such customer and company data is subject to extensive regulation and oversight. We are subject to laws and regulations relating to the privacy of the information of our customers, employees and others, and any failure to comply with these laws and regulations could expose us to legal risk and/or reputational damage. As new privacy-related laws and regulations are implemented, the time and resources needed for us to comply with such laws and regulations, as well as our potential liability for non-compliance and reporting obligations in the case of data breaches, may significantly increase. We Are Subject To the Potential Adverse Effects of a U.S. Federal Government Shutdown A prolonged or repeated shutdown of the U.S. federal government could adversely affect our business, financial condition, liquidity, and results of operations. Funding gaps or lapses in federal appropriations may disrupt the operations of government agencies that provide critical economic data, administer regulatory functions, or directly support our customers and counterparties. During a shutdown, federal agencies such as the Internal Revenue Service, Small Business Administration, and various supervisory bodies may suspend or significantly curtail their activities, which can delay loan originations, hinder verification processes, impede regulatory approvals, and reduce the availability of government-guaranteed lending programs. A shutdown may also impair the financial capacity of borrowers who depend on federal salaries, contracts, reimbursements, or benefit programs, including government employees, federal contractors, and recipients of government-funded services. Reduced or delayed income to these borrowers could increase delinquencies, reduce loan demand, negatively affect deposit inflows, and increase our credit risk exposure. In addition, disruptions to federal economic data releases or fiscal operations may create volatility in financial markets, affecting interest rates, liquidity conditions, and the valuation of securities in our investment portfolio. The duration and economic impact of any government shutdown are inherently uncertain, and any such event could, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations. Risks Related to Acquisition Activity Potential Acquisitions May Disrupt Our Business and Dilute Shareholder Value We generally seek merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale or expanded services. Acquiring other banks, businesses, or branches involves 31 various risks commonly associated with acquisitions, including, among other things, (i) potential exposure to unknown or contingent liabilities of the target company; (ii) exposure to potential asset quality issues of the target company; (iii) potential disruption to our business; (iv) potential diversion of our management’s time and attention; (v) the possible loss of key employees and customers of the target company; (vi) difficulty in estimating the value of the target company; and (vii) potential changes in banking or tax laws or regulations that may affect the target company. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. Acquisitions may also result in potential dilution to existing shareholders of our earnings per share if we issue common stock in connection with the acquisition. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on our business, financial condition and results of operations. Acquisitions May Be Delayed, Impeded, Or Prohibited Due To Regulatory Issues Acquisitions by financial institutions, including us, are subject to approval by a variety of federal and state regulatory agencies (collectively, “regulatory approvals”). Our ability to engage in certain merger or acquisition transactions depends on the bank regulators' views at the time as to our capital levels, quality of management, and overall condition, in addition to their assessment of a variety of other factors, including our compliance with law. Regulatory approvals could be delayed, impeded, restrictively conditioned or denied due to existing or new regulatory issues we have, or may have, with regulatory agencies, including, without limitation, issues related to BSA compliance, CRA issues, fair lending laws, fair housing laws, consumer protection laws, unfair, deceptive, or abusive acts or practices regulations and other laws and regulations. We may fail to pursue, evaluate or complete strategic and competitively significant acquisition opportunities as a result of our inability, or perceived or anticipated inability, to obtain regulatory approvals in a timely manner, under reasonable conditions or at all. Difficulties associated with potential acquisitions that may result from these factors could have a material adverse effect on our business, financial condition and results of operations. Risks Associated With Our Common Stock and Preferred Stock The Trading Volumes In Our Common Stock and Preferred Stock Are Less Than That Of Other Larger Financial Services Companies Although our common stock and preferred stock are listed for trading on the NYSE, the trading volume in our common stock is less than that of other, larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock and preferred stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volumes of our common stock and preferred stock, significant sales of our common stock or our preferred stock, or the expectation of these sales, could cause our stock prices to fall. Cullen/Frost May Not Continue To Pay Dividends On Its Common Stock In The Future Holders of Cullen/Frost common stock are only entitled to receive such dividends as its board of directors may declare out of funds legally available for such payments. Although Cullen/Frost has historically declared cash dividends on its common stock, it is not required to do so and may reduce or eliminate its common stock dividend in the future. This could adversely affect the market price of Cullen/Frost’s common stock. Also, Cullen/Frost is a bank holding company, and its ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve Board regarding capital adequacy and dividends. As more fully discussed in Note 8 - Capital and Regulatory Matters in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data elsewhere in this report, our ability to declare or pay dividends on our common stock may also be subject to certain restrictions in the event that we elect to defer the payment of interest on our junior subordinated deferrable interest debentures or do not declare and pay dividends on our Series B Preferred Stock. 32

An Investment In Our Common Stock or Preferred Stock Is Not An Insured Deposit Our common stock and preferred stock are not bank deposits and, therefore, are not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock or preferred stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this report and is subject to the same market forces that affect the price of common stock or preferred stock in any company. As a result, if you acquire our common stock or preferred stock, you could lose some or all of your investment. Certain Banking Laws May Have An Anti-Takeover Effect Provisions of federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. These provisions effectively inhibit a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock. General Risk Factors We are Subject To Risk From Fluctuating Conditions In The Financial Markets and Economic and Political Conditions Generally Our success depends, to a certain extent, upon local, national and global economic and political conditions, as well as governmental monetary policies. Our financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services we offer, is highly dependent upon the business environment in the markets where we operate, in the State of Texas and in the United States as a whole. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, low unemployment, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by a decline in economic growth both in the U.S. and internationally; declines in business activity or investor or business confidence; limitations on the availability of or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; oil price volatility; natural disasters; trade policies and tariffs; or a combination of these or other factors. In addition, financial markets and global supply chains may be adversely affected by the current or anticipated impact of global wars/ military conflicts, terrorism or other geopolitical events. Current economic conditions are being heavily impacted by recent inflationary conditions and higher interest rates, the effects of which may impact our profitability by negatively impacting our fixed costs and expenses. Economic and inflationary pressure on consumers and uncertainty regarding economic improvement could result in changes in consumer and business spending, borrowing and savings habits. Such conditions could have a material adverse effect on the credit quality of our loans and our business, financial condition and results of operations. Federal budget deficit concerns and the potential for political conflict over legislation to fund U.S. government operations and raise the U.S. government's debt limit may increase the possibility of a default by the U.S. government on its debt obligations, related credit-rating downgrades, or an economic recession in the United States. Many of our investment securities are issued by the U.S. government and government agencies and sponsored entities. As a result of uncertain domestic political conditions, including potential future federal government shutdowns, the possibility of the federal government defaulting on its obligations for a period of time due to debt ceiling limitations or other unresolved political issues, investments in financial instruments issued or guaranteed by the federal government pose liquidity risks. Most recently, in connection with successive failures by the U.S. government to reverse the trend of large annual fiscal deficits and growing interest costs, Moody's lowered its long- term issuer credit rating on the U.S. from Aaa to Aa1. A further downgrade, or downgrades by other rating agencies, as well as sovereign debt issues facing the governments of other countries, could have a material adverse impact on financial markets and economic conditions in the U.S. and worldwide. Furthermore, evolving responses from federal and state governments and other regulators, and our customers or our third-party partners or vendors, to challenges such as climate change have impacted and could continue to impact the economic and political conditions under which we operate which could have a material adverse effect on our business, financial condition and results of operations. 33

Changes In The Federal, State Or Local Tax Laws May Negatively Impact Our Financial Performance and We Are Subject To Examinations and Challenges By Tax Authorities We are subject to federal and applicable state tax laws and regulations. Changes in these tax laws and regulations, some of which may be retroactive to previous periods, could increase our effective tax rates and, as a result, could negatively affect our current and future financial performance. Furthermore, tax laws and regulations are often complex and require interpretation. In the normal course of business, we are routinely subject to examinations and challenges from federal and applicable state tax authorities regarding the amount of taxes due in connection with investments we have made and the businesses in which we have engaged. Federal and state taxing authorities have been aggressive in challenging tax positions taken by financial institutions. These tax positions may relate to tax compliance, sales and use, franchise, gross receipts, payroll, property and income tax issues, including tax base, apportionment and tax credit planning. The challenges made by tax authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If any such challenges are made and are not resolved in our favor, they could have a material adverse effect on our business, financial condition and results of operations. We May Need To Raise Additional Capital In The Future, and Such Capital May Not Be Available When Needed Or At All We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, particularly if our asset quality or earnings were to deteriorate significantly. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial condition. Economic conditions and the loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve. We cannot assure that such capital will be available on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of Frost Bank or counterparties participating in the capital markets, or a downgrade of Cullen/Frost’s or Frost Bank’s debt ratings, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Moreover, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on our business, financial condition and results of operations. Our Stock Price Can Be Volatile Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price can fluctuate significantly in response to a variety of factors including, among other things, (i) actual or anticipated variations in quarterly results of operations; (ii) recommendations by securities analysts; (iii) operating and stock price performance of other companies that investors deem comparable to us; (iv) news reports relating to trends, concerns and other issues in the financial services industry; (v) perceptions in the marketplace regarding us and/or our competitors; (vi) new technology used, or services offered, by competitors; (vii) the issuance by us of additional securities, including common stock and securities that are convertible into or exchangeable for, or that represent the right to receive, common stock; (viii) sales of a large block of shares of our common stock or similar securities in the market after an equity offering, or the perception that such sales could occur; (ix) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; (x) failure to integrate acquisitions or realize anticipated benefits from acquisitions; (xi) changes in government regulations; and (xii) geopolitical conditions such as acts or threats of terrorism or military conflicts. General market fluctuations, including real or anticipated changes in the strength of the Texas economy; industry factors and general economic and political conditions and events, such as economic slowdowns or recessions; and interest rate changes, oil price volatility or credit loss trends could also cause our stock price to decrease regardless of operating results. 34

Changes In Accounting Standards Could Materially Impact Our Financial Statements From time to time, accounting standards setters change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in changes to previously reported financial results or a cumulative charge to retained earnings. See Note 19 - Accounting Standards Updates in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data elsewhere in this report for further information regarding pending accounting standards updates. We May Not Be Able To Attract and Retain Skilled People Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in many activities engaged in by us is intense including with respect to compensation and emerging workplace practices, accommodations and remote work options, and we may not be able to hire people or to retain them. We do not currently have employment agreements or non-competition agreements with any of our executive officers. The unexpected loss of services of key personnel could have a material adverse impact on our business, financial condition and results of operations because of their customer relationships, skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified replacement personnel. In addition, the scope and content of U.S. banking regulators' policies on incentive compensation, as well as changes to these policies, could adversely affect our ability to hire, retain and motivate our key employees. Severe Weather, Natural Disasters, Acts Of War Or Terrorism, Pandemics, and Other Adverse External Events Could Significantly Impact Our Business and Our Customers Severe weather, natural disasters, acts of war or terrorism, pandemics, and other adverse external events could have a significant impact on our ability to conduct business. In addition, such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. Furthermore, the occurrence of any such event in the future could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations. Climate Related Risks Could Have a Material Negative Impact on Us and Our Customers Our business, as well as the operations and activities of our customers, could be negatively impacted by climate- related risks in both the short-term and the long-term. Climate change exposes us and our customers to physical risk as its effects may lead to more frequent and more extreme weather events, such as prolonged droughts or flooding, tornados, hurricanes, wildfires and extreme seasonal weather; and longer-term shifts, such as increasing average temperatures, ozone depletion and rising sea levels. Such events and long-term shifts may damage, destroy or otherwise impact the value or productivity of our properties and other assets; increase the premiums for and reduce the availability of insurance; and/or disrupt our operations and other activities through prolonged outages. Such events and long-term shifts may also have a significant impact on our customers, which could amplify credit risk by diminishing borrowers’ repayment capacity or collateral values, and other businesses and counterparties with whom we transact, which could have a broader impact on the economy, supply chains and distribution networks. In addition, due to divergent policies and viewpoints regarding climate change, we are at increased risk of being subject to different and potentially conflicting legal or regulatory requirements and stakeholder expectations, as well as the risk of harm to our business and brand and our ability to attract and retain employees from negative public opinion related to any of our actual or perceived action or inaction in response to climate-related matters. Furthermore, ongoing legislative or regulatory uncertainties and changes regarding climate-related matters and practices may result in higher regulatory, compliance, credit and other risks and costs, and may subject us to different and potentially conflicting requirements. ITEM 1B. UNRESOLVED STAFF COMMENTS None 35

ITEM 1C. CYBERSECURITY Risk Management and Strategy Our risk management program is designed to identify, assess, and mitigate risks across various aspects of our company, including financial, operational, regulatory, and legal. Cybersecurity is a critical component of this program, given the increasing reliance on technology and potential of cyber threats. Our Chief Information Security Officer is primarily responsible for this cybersecurity component and is a key member of the risk management organization, reporting directly to the Chief Risk Officer and as discussed below, periodically to the Technology and Cybersecurity Committee of our board of directors. Our objective for managing cybersecurity risk is to proactively identify, mitigate, and respond to the most impactful cyber threats. The information security program is designed to safeguard customer assets and information and ensure the confidentiality, integrity, and availability of our systems, while maintaining operational resilience and alignment with regulatory standards. The structure of our information security program is designed around the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework, regulatory guidance, and other industry standards. In addition, we leverage certain industry and government associations, third-party benchmarking, audits, and threat intelligence feeds to facilitate and promote program effectiveness. Our Chief Information Security Officer and our Chief Information Officer, who reports directly to our Chief Consumer Banking Officer, along with key members of their teams, regularly collaborate with peer banks, industry groups, and policymakers to discuss cybersecurity trends and issues and identify best practices. The information security program is reviewed annually with the goal of addressing changing threats and conditions. We employ an in-depth, layered, defensive strategy that embraces a “security by design” philosophy when designing new products, services, and technology. We leverage people, processes, and technology as part of our efforts to manage and maintain cybersecurity controls. We also employ a variety of preventative and detective tools designed to monitor, block, and provide alerts regarding suspicious activity, as well as to report on suspected advanced persistent threats. We have established processes and systems designed to mitigate cyber risk, including regular and on-going education and training for employees, preparedness simulations and tabletop exercises, and recovery and resilience tests. We engage in regular assessments of our infrastructure, software systems, and network architecture, using internal cybersecurity experts and third-party specialists. We also maintain a third-party risk management program designed to identify, assess, and manage risks, including cybersecurity risks, associated with external service providers and our supply chain. We also actively monitor our communication channels for malicious phishing campaigns and monitor remote connections. We leverage internal auditors and independent external partners to periodically review our processes, systems, and controls, including with respect to our information security program, to assess their design and operating effectiveness and make recommendations to strengthen our risk management program. We maintain an Incident Response Plan that provides a documented framework for responding to actual or potential cybersecurity incidents, including timely notification of and escalation to the appropriate Board-approved management committees, as discussed further below, to the Technology and Cybersecurity Committee of our board of directors, and external agencies. The Incident Response Plan is coordinated through the Chief Information Security Officer and key members of management are embedded into the Plan by its design. The Incident Response Plan facilitates coordination across multiple parts of our organization and is evaluated at least annually. Notwithstanding our defensive measures and processes, the threat posed by cyber-attacks is severe. Our internal systems, processes, and controls are designed to mitigate loss from cyber-attacks and, while we have experienced cybersecurity incidents in the past, to date, cybersecurity incidents and risks from cybersecurity threats have not materially affected our company. For further discussion of risks from cybersecurity threats, see the section captioned “Our Information Systems May Experience Failure, Interruption Or Breach In Security” in Item 1A. Risk Factors. Governance Our Chief Information Security Officer is responsible for managing our enterprise information security department and delivering our information security program. The responsibilities of this department include cybersecurity risk assessment, defense operations, incident response, vulnerability assessment, threat intelligence, identity access governance, third-party risk management, information governance risk and compliance, and business resilience. The foregoing responsibilities are covered on a day-to-day basis by a first line of defense function, and our second line of defense function, including the Chief Information Security Officer, provides guidance, oversight, 36 monitoring and challenge of the first line’s activities. The second line of defense function is separated from the first line of defense function through organizational structure and ultimately reports directly to the Chief Risk Officer. The department, as a whole, consists of information security professionals with varying degrees of education and experience. Individuals within the department are generally subject to professional education and certification requirements. In particular, our Chief Information Security Officer has substantial relevant expertise and formal training in the areas of information security and cybersecurity risk management. Our board of directors has approved management committees including the Information Technology Risk Committee, which focuses on technology impact, and the Information Security Oversight Committee, which focuses on business impact. These committees provide oversight and governance of the technology program and the information security program. These committees are chaired by managers within the enterprise information security department and include the Chief Information Security Officer and Chief Information Officer as well as their direct reports and other key departmental managers from throughout the entire company. These committees generally meet monthly (in the case of the Information Technology Risk Committee) and quarterly (in the case of the Information Security Oversight Committee) to provide oversight of the risk management strategy, standards, policies, practices, controls, and mitigation and prevention efforts employed to manage security risks. More frequent meetings occur from time to time in accordance with the Incident Response Plan in order to facilitate timely informing and monitoring efforts. The Chief Information Security Officer reports summaries of key issues, including significant cybersecurity and/or privacy incidents, discussed at committee meetings and the actions taken to the Technology and Cybersecurity Committee of our board of directors on a quarterly basis (or more frequently as may be required by the Incident Response Plan). The Technology and Cybersecurity Committee of our board of directors meets quarterly and is responsible for overseeing our information security and technology programs, including management’s actions to identify, assess, mitigate, and remediate or prevent material cybersecurity issues and risks. Our Chief Information Security Officer and our Chief Information Officer provide quarterly reports to the Technology and Cybersecurity Committee of our board of directors regarding the information security program and the technology program, key enterprise cybersecurity initiatives, and other matters relating to cybersecurity processes. The Technology and Cybersecurity Committee of our board of directors reviews our information security and technology budgets and strategies annually. Additionally, the Risk Committee of our board of directors reviews our cyber security risk profile on a quarterly basis. The Technology and Cybersecurity Committee and Risk Committee of our board of directors each provide a report of their activities to the full board of directors at each board meeting. ITEM 2. PROPERTIES Our headquarters is located in downtown San Antonio, Texas. This facility, which we lease, houses our executive and primary administrative offices, as well as the principal banking headquarters of Frost Bank. We also own or lease other facilities within our primary market areas in the regions of Austin, Dallas, Fort Worth, Gulf Coast, Houston, Permian Basin, and San Antonio. We consider our properties to be suitable and adequate for our present needs. ITEM 3. LEGAL PROCEEDINGS We are subject to various claims and legal actions that have arisen in the course of conducting business. Management does not expect the ultimate disposition of these matters to have a material adverse effect on our business, financial condition and results of operations. ITEM 4. MINE SAFETY DISCLOSURES None 37

PART II ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES Market for Our Common Stock Our common stock is traded on the NYSE under the symbol “CFR”. As of December 31, 2025, there were 63,287,188 shares of our common stock outstanding held by 992 holders of record. The closing price per share of common stock on December 31, 2025, the last trading day of our fiscal year, was $126.63. Stock-Based Compensation Plans Information regarding stock-based compensation awards outstanding and available for future grants as of December 31, 2025, segregated between stock-based compensation plans approved by shareholders and stock-based compensation plans not approved by shareholders, is presented in the table below. Additional information regarding stock-based compensation plans is presented in Note 10 - Employee Benefit Plans in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data elsewhere in this report. Plan Category Number of Shares to be Issued Upon Exercise of Outstanding Awards Weighted-Average Exercise Price of Outstanding Awards Number of Shares Available for Future Grants Plans approved by shareholders 867,349 (1) $ — (2) 2,119,870 Plans not approved by shareholders — — — Total 867,349 — 2,119,870 (1) Includes 586,298 shares related to non-vested stock units, 61,539 shares related to director deferred stock units and 219,512 shares related to performance stock units (assuming attainment of the maximum payout rate as set forth by the performance criteria). (2) Excludes outstanding stock units which are exercised for no consideration. Purchases of Equity Securities by the Issuer and Affiliated Purchasers From time to time, our board of directors has authorized stock repurchase plans. On January 29, 2025, our board of directors authorized a $150.0 million stock repurchase plan (the “2025 Repurchase Plan”), allowing us to repurchase shares of our common stock over a one-year period expiring on January 28, 2026. The 2025 Repurchase Plan was publicly announced in a current report on Form 8-K filed with the SEC on January 30, 2025. Shares repurchased under stock repurchase plans may be repurchased from time to time through a variety of methods, which may include open market purchases, in privately negotiated transactions, block trades, accelerated share repurchase transactions, and/or through other legally permissible means. The timing and amount of any share repurchases is determined by management at its discretion and based on market conditions and other considerations. Share repurchase plans may be suspended or discontinued at any time at our discretion, and we are not obligated to purchase any amount of common stock. Stock repurchase plans allow us to proactively manage our capital position and provide management the ability to repurchase shares of our common stock opportunistically in instances where management believes the market price undervalues our company. Such plans also provide us with the ability to repurchase shares of common stock that can be used to satisfy obligations related to stock compensation awards in order to mitigate the dilutive effect of such awards. Under the 2025 Repurchase Plan, we repurchased 1,203,141 shares at a total cost of $150.0 million during 2025. During 2025, we also repurchased 51,340 shares at a total cost of $6.7 million in connection with the vesting of certain share awards. Repurchases made in connection with the vesting of share awards are not associated with any publicly announced stock repurchase plan. Under prior publicly announced stock repurchase plans, we repurchased 489,862 shares at a total cost of $50.0 million during 2024 and 400,868 shares at a total cost of $39.0 million during 2023. Shares repurchased in connection with the vesting of certain share awards totaled 87,775, at a total cost of $10.9 million, in 2024 and 35,897, at a total cost of $3.5 million, in 2023. 38

On January 28, 2026, our board of directors authorized a $300.0 million stock repurchase plan (the “2026 Repurchase Plan”), allowing us to repurchase shares of our common stock over a one-year period expiring on January 27, 2027. This repurchase plan was publicly announced in a current report on Form 8-K filed with the SEC on January 29, 2026. The following table provides information with respect to purchases made by or on behalf of us or any “affiliated purchaser” (as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934), of our common stock during the fourth quarter of 2025. Period Total Number of Shares Purchased Average Price Paid Per Share Total Number of Shares Purchased as Part of Publicly Announced Plans Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans at the End of the Period(1) October 1, 2025 to October 31, 2025 32,009 (2) $ 124.86 — $ 80,743 November 1, 2025 to November 30, 2025 519,947 122.15 519,947 17,231 December 1, 2025 to December 31, 2025 133,966 128.62 133,966 — Total 685,922 653,913 (1) On January 30, 2025, Cullen/Frost announced that our board of directors authorized a $150.0 million stock repurchase plan, allowing us to repurchase shares of our common stock over a one-year period expiring on January 28, 2026. (2) Repurchases made in connection with the vesting of certain stock compensation awards. Insider Trading Policies and Procedures. Our board of directors has adopted the Cullen/Frost Bankers, Inc. Insider Trading Policy which governs the purchase, sale, and/or other dispositions of our securities by directors, officers and employees, or by Cullen/Frost itself. This policy has been reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable NYSE listing standards. 39

Performance Graph The performance graph below compares the cumulative total shareholder return on Cullen/Frost Common Stock with the cumulative total return on the equity securities of companies included in the Standard & Poor’s 500 Stock Index and the Standard and Poor’s 500 Bank Index, measured at the last trading day of each year shown. The graph assumes an investment of $100 on December 31, 2020 and reinvestment of dividends on the date of payment without commissions. The performance graph represents past performance and should not be considered to be an indication of future performance. Cumulative Total Returns on $100 Investment Made on December 31, 2020 Cullen/Frost S&P 500 S&P 500 Banks 2020 2021 2022 2023 2024 2025 80 100 120 140 160 180 200 220 240 2020 2021 2022 2023 2024 2025 Cullen/Frost $ 100.00 $ 148.19 $ 160.96 $ 135.11 $ 172.76 $ 168.00 S&P 500 100.00 128.71 105.40 133.10 166.40 196.16 S&P 500 Banks 100.00 135.45 109.43 121.43 167.82 224.55 ITEM 6. [RESERVED] 40

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Forward-Looking Statements and Factors that Could Affect Future Results Certain statements contained in this Annual Report on Form 10-K that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the SEC, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of Cullen/ Frost or its management or Board of Directors, including those relating to products, services or operations; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may,” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: • The effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board and the implementation of tariffs and other protectionist trade policies. • Inflation, interest rate, securities market, and monetary fluctuations. • Local, regional, national, and international economic conditions and the impact they may have on us and our customers and our assessment of that impact. • Changes in the financial performance and/or condition of our borrowers. • Changes in the mix of loan geographies, sectors and types or the level of non-performing assets and charge- offs. • Changes in estimates of future credit loss reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements. • Changes in our liquidity position. • Impairment of our goodwill or other intangible assets. • The timely development and acceptance of new products and services and perceived overall value of these products and services by users. • Changes in consumer spending, borrowing, and saving habits. • Greater than expected costs or difficulties related to the integration of new products and lines of business. • Technological changes. • The cost and effects of cyber incidents or other failures, interruptions, or security breaches of our systems or those of our customers or third-party providers. • Acquisitions and integration of acquired businesses. • Changes in the reliability of our vendors, internal control systems or information systems. • Our ability to increase market share and control expenses. • Our ability to attract and retain qualified employees. • Changes in our organization, compensation, and benefit plans. • The soundness of other financial institutions. • Volatility and disruption in national and international financial and commodity markets. • Changes in the competitive environment in our markets and among banking organizations and other financial service providers. • Government intervention in the U.S. financial system. • Political or economic instability. • Acts of God or of war or terrorism. • The potential impact of climate change. • The impact of pandemics, epidemics, or any other health-related crisis. 41

• The costs and effects of legal and regulatory developments, the resolution of legal proceedings or regulatory or other governmental inquiries, the results of regulatory examinations or reviews and the ability to obtain required regulatory approvals. • The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, and insurance) and their application with which we and our subsidiaries must comply. • The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters. • Our success at managing the risks involved in the foregoing items. In addition, financial markets, international relations, and global supply chains have been significantly impacted by recent U.S. trade policies and practices. Due to the rapidly evolving and changing state of U.S. trade policies, the amount and duration of any tariffs and their ultimate impact on us, our customers, financial markets, and the overall U.S. and global economies is currently uncertain. Nonetheless, prolonged uncertainty, elevated tariff levels or their wide-spread use in U.S. trade policy could weaken economic conditions and adversely impact the ability of borrowers to repay outstanding loans or the value of collateral securing these loans or adversely affect financial markets or the values of securities. To the extent that these risks may have a negative impact on the financial condition of borrowers or financial markets, it could also have a material adverse effect on our business, financial condition and results of operations. Forward-looking statements speak only as of the date on which such statements are made. We do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events. Application of Critical Accounting Policies and Accounting Estimates We follow accounting and reporting policies that conform, in all material respects, to accounting principles generally accepted in the United States and to general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While we base estimates on historical experience, current information and other factors deemed to be relevant, actual results could differ from those estimates. We consider accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on our financial statements. Accounting policies related to the allowance for credit losses on financial instruments including loans and off- balance-sheet credit exposures are considered to be critical as these policies involve considerable subjective judgment and estimation by management. These policies are in accordance with Accounting Standards Codification (“ASC”) Topic 326 (“ASC 326”) Financial Instruments - Credit Losses. In the case of loans, the allowance for credit losses is a contra-asset valuation account, calculated in accordance with ASC 326, that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. In the case of off-balance-sheet credit exposures, the allowance for credit losses is a liability account, calculated in accordance with ASC 326, reported as a component of accrued interest payable and other liabilities in our consolidated balance sheets. The amount of each allowance account represents management's best estimate of current expected credit losses on these financial instruments considering available information, from internal and external sources, relevant to assessing exposure to credit loss over the contractual term of the instrument. Relevant available information includes historical credit loss experience, current conditions and reasonable and supportable forecasts. While historical credit loss experience provides the basis for the estimation of expected credit losses, adjustments to historical loss information may be made for differences in current portfolio-specific risk characteristics, environmental conditions or other relevant factors. While management utilizes its best judgment and information available, the ultimate adequacy of our allowance accounts is dependent upon a variety of factors beyond our control, including the performance of our portfolios, the economy, changes in interest rates and the view of the regulatory authorities toward classification of assets. See the section captioned “Allowance for Credit Losses” elsewhere in this discussion as well as Note 1 - Summary of Significant Accounting Policies and Note 3 - Loans in the notes to consolidated financial statements 42 included in Item 8. Financial Statements and Supplementary Data elsewhere in this report for further details of the risk factors considered by management in estimating the necessary level of the allowance for credit losses. Overview The following discussion and analysis presents the more significant factors that affected our financial condition as of December 31, 2025 and 2024 and results of operations for each of the years then ended. Refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K filed with the SEC on February 6, 2025 (the “2024 Form 10-K”) for a discussion and analysis of the more significant factors that affected periods prior to 2024. Certain reclassifications have been made to make prior periods comparable. This discussion and analysis should be read in conjunction with our consolidated financial statements, notes thereto and other financial information appearing elsewhere in this report. Taxable-equivalent adjustments are the result of increasing income from tax-free loans and investments by an amount equal to the taxes that would be paid if the income were fully taxable, thus making tax-exempt yields comparable to taxable asset yields. Taxable equivalent adjustments were based upon a 21% income tax rate. Dollar amounts in tables are stated in thousands, except for per share amounts. Results of Operations Net income available to common shareholders totaled $641.9 million, or $9.92 diluted per common share, in 2025 compared to $575.9 million, or $8.87 diluted per common share, in 2024 and $591.3 million, or $9.10 diluted per common share, in 2023. Selected income statement data, returns on average assets and average equity and dividends per share for the comparable periods were as follows: 2025 2024 2023 Taxable-equivalent net interest income $ 1,821,848 $ 1,687,873 $ 1,651,695 Taxable-equivalent adjustment 85,699 83,261 93,031 Net interest income 1,736,149 1,604,612 1,558,664 Credit loss expense 44,202 64,985 46,171 Non-interest income 499,095 459,098 428,542 Non-interest expense 1,419,340 1,302,758 1,228,662 Income before income taxes 771,702 695,967 712,373 Income tax expense 123,145 113,425 114,400 Net income 648,557 582,542 597,973 Preferred stock dividends 6,675 6,675 6,675 Net income available to common shareholders $ 641,882 $ 575,867 $ 591,298 Earnings per common share - basic $ 9.92 $ 8.88 $ 9.11 Earnings per common share - diluted 9.92 8.87 9.10 Dividends per common share 3.95 3.74 3.58 Return on average assets 1.24% 1.16% 1.19 % Return on average common equity 15.66 15.81 18.66 Average shareholders' equity to average assets 8.18 7.62 6.68 Net income available to common shareholders increased $66.0 million for 2025 compared to 2024. The increase was primarily the result of a $131.5 million increase in net interest income, a $40.0 million increase in non-interest income, and a $20.8 million decrease in credit loss expense partly offset by a $116.6 million increase in non-interest expense and and a $9.7 million increase in income tax expense. Details of the changes in the various components of net income are further discussed below. 43

Net Interest Income

Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest income is our largest source of revenue, representing 77.7% of total revenue during 2025. Net interest margin is the ratio of taxable-equivalent net interest income to average earning assets for the period. The level of interest rates and the volume and mix of earning assets and interest-bearing liabilities impact net interest income and net interest margin.

The Federal Reserve influences the general market rates of interest, including the deposit and loan rates offered by many financial institutions. As of December 31, 2025, approximately 39.7% of our loans had a fixed interest rate, while the remaining loans had floating interest rates that were primarily tied to a benchmark developed by the American Financial Exchange, the Secured Overnight Financing Rate ("SOFR") (approximately 38.4%); the prime interest rate (approximately 19.1%); or the American Interbank Offered Rate ("AMERIBOR") (approximately 2.2%). Certain other loans are tied to other indices; however, such loans do not make up a significant portion of our loan portfolio as of December 31, 2025.

Select average market rates for the periods indicated are presented in the table below.

	2025	2024	2023
Federal funds target rate upper bound	4.37 %	5.31 %	5.20 %
Effective federal funds rate	4.21	5.14	5.03
Interest on reserve balances	4.27	5.21	5.10
Prime	7.37	8.31	8.20
AMERIBOR Term-30(1)	4.29	5.18	5.08
AMERIBOR Term-90(1)	4.31	5.20	5.34
1-Month Term SOFR(2)	4.21	5.11	5.07
3-Month Term SOFR(2)	4.15	5.05	5.17
1-Month LIBOR(3)	N/A	N/A	4.85
3-Month LIBOR(3)	N/A	N/A	5.15

(1) AMERIBOR Term-30 and AMERIBOR Term-90 are published by the American Financial Exchange.

(2) 1-Month Term SOFR and 3-Month Term SOFR market data are the property of Chicago Mercantile Exchange, Inc. or its licensors as applicable. All rights reserved, or otherwise licensed by Chicago Mercantile Exchange, Inc.

(3) 1-Month and 3-Month LIBOR ceased to be published effective June 30, 2023. Accordingly, average rates reflect through that date.

As of December 31, 2025, the target range for the federal funds rate was 3.50% to 3.75%. In December 2025, the Federal Reserve released projections whereby the midpoint of the projected appropriate target range for the federal funds rate would fall to 3.4% by the end of 2026 and subsequently decrease to 3.1% by the end of 2027 While there can be no such assurance that any such decreases in the federal funds rate will occur, these projections imply up to a 25 basis point decrease in the federal funds rate during 2026, followed by a 25 basis point decrease in 2027.

We are primarily funded by core deposits, with non-interest-bearing demand deposits historically being a significant source of funds. This lower-cost funding base is expected to have a positive impact on our net interest income and net interest margin, particularly in rising or high interest rate environments. Nonetheless, our access to and pricing of deposits may be negatively impacted by, among other factors, periods of higher interest rates which could promote increased competition for deposits, including from new financial technology competitors, or provide customers with alternative investment options. See Item 7A. Quantitative and Qualitative Disclosures About Market Risk elsewhere in this report for information about our sensitivity to interest rates. Further analysis of the components of our net interest margin is presented below.

44

The following table presents an analysis of net interest income and net interest spread for the periods indicated, including average outstanding balances for each major category of interest-earning assets and interest-bearing liabilities, the interest earned or paid on such amounts, and the average rate earned or paid on such assets or liabilities, respectively. The table also sets forth the net interest margin on average total interest-earning assets for the same periods. For these computations: (i) average balances are presented on a daily average basis, (ii) information is shown on a taxable-equivalent basis assuming a 21% tax rate, (iii) average loans include loans on non-accrual status, and (iv) average securities include unrealized gains and losses on securities available for sale, while yields are based on average amortized cost.

	2025			2024			2023		
	Average Balance	Interest Income/ Expense	Yield /Cost	Average Balance	Interest Income/ Expense	Yield /Cost	Average Balance	Interest Income/ Expense	Yield /Cost
Assets:									
Interest-bearing deposits	$ 7,165,756	$ 308,751	4.31 %	$ 7,541,877	$ 397,414	5.27 %	$ 7,333,847	$ 376,010	5.13 %
Federal funds sold	4,143	196	4.73	4,719	270	5.72	25,391	1,288	5.07
Resell agreements	12,916	590	4.57	55,196	3,110	5.63	86,217	4,621	5.36
Securities:									
Taxable	13,175,626	488,257	3.41	12,237,215	396,224	2.92	13,445,523	406,289	2.72
Tax-exempt	6,808,156	316,847	4.52	6,635,080	292,662	4.31	7,401,586	324,643	4.26
Total securities	19,983,782	805,104	3.77	18,872,295	688,886	3.38	20,847,109	730,932	3.24
Loans, net of unearned discount	21,244,031	1,391,805	6.55	19,800,778	1,384,218	6.99	17,893,223	1,197,896	6.69
Total earning assets and average rate earned	48,410,628	2,506,446	5.04	46,274,865	2,473,898	5.18	46,185,787	2,310,747	4.82
Cash and due from banks	581,022			574,833			621,228		
Allowance for credit losses	(277,672)			(256,184)			(234,949)		
Premises and equipment, net	1,282,575			1,221,671			1,151,501		
Accrued interest receivable and other assets	1,892,150			1,878,740			1,879,947		
Total assets	$ 51,888,703			$ 49,693,925			$ 49,603,514		
Liabilities:									
Non-interest-bearing demand deposits	$ 13,924,354			$ 13,841,361			$ 15,339,766		
Interest-bearing deposits:									
Savings and interest checking	9,868,780	22,466	0.23	9,698,538	36,017	0.37	10,671,896	41,283	0.39
Money market deposit accounts	11,849,784	263,375	2.22	11,218,814	305,665	2.72	11,545,437	309,859	2.68
Time accounts	6,568,647	247,424	3.77	6,206,345	287,425	4.63	3,880,756	157,113	4.05
Total interest-bearing deposits	28,287,211	533,265	1.89	27,123,697	629,107	2.32	26,098,089	508,255	1.95
Total deposits	42,211,565		1.26	40,965,058		1.54	41,437,855		1.23
Federal funds purchased	25,050	1,079	4.31	29,246	1,556	5.32	30,560	1,524	4.99
Repurchase agreements	4,395,829	137,908	3.14	3,834,434	141,833	3.70	3,804,707	135,969	3.57
Junior subordinated deferrable interest debentures	123,215	7,689	6.24	123,157	8,872	7.20	123,100	8,647	7.02
Subordinated notes	99,731	4,657	4.69	99,574	4,657	4.69	99,418	4,657	4.69
Total interest-bearing liabilities and average rate paid	32,931,036	684,598	2.08	31,210,108	786,025	2.52	30,155,874	659,052	2.19
Accrued interest payable and other liabilities	788,963			855,094			794,438		
Total liabilities	47,644,353			45,906,563			46,290,078		
Shareholders' equity	4,244,350			3,787,362			3,313,436		
Total liabilities and shareholders' equity	$ 51,888,703			$ 49,693,925			$ 49,603,514		
Net interest income		$1,821,848			$1,687,873			$1,651,695	
Net interest spread			2.96 %			2.66 %			2.63 %
Net interest income to total average earning assets			3.66 %			3.53 %			3.45 %

45

The following table presents the changes in taxable-equivalent net interest income and identifies the changes due to differences in the average volume of earning assets and interest-bearing liabilities and the changes due to changes in the average interest rate on those assets and liabilities. The changes in net interest income due to changes in both average volume and average interest rate have been allocated to the average volume change or the average interest rate change in proportion to the absolute amounts of the change in each.

	2025 vs. 2024				2024 vs. 2023			
	Increase (Decrease) Due to Change in				Increase (Decrease) Due to Change in			
	Rate	Volume	Days	Total	Rate	Volume	Days	Total
Interest-bearing deposits	$ (68,753)	$ (18,824)	$ (1,086)	$ (88,663)	$ 9,963	$ 10,355	$ 1,086	$ 21,404
Federal funds sold	(42)	(31)	(1)	(74)	147	(1,166)	1	(1,018)
Resell agreements	(495)	(2,017)	(8)	(2,520)	222	(1,741)	8	(1,511)
Securities:								
Taxable	69,278	23,008	(253)	92,033	28,458	(38,776)	253	(10,065)
Tax-exempt	14,909	9,276	—	24,185	3,754	(35,735)	—	(31,981)
Loans, net of unearned discounts	(88,169)	99,538	(3,782)	7,587	54,048	128,492	3,782	186,322
Total earning assets	(73,272)	110,950	(5,130)	32,548	96,592	61,429	5,130	163,151
Savings and interest checking	(14,060)	607	(98)	(13,551)	(1,930)	(3,434)	98	(5,266)
Money market deposit accounts	(58,012)	16,557	(835)	(42,290)	4,311	(9,340)	835	(4,194)
Time accounts	(55,352)	16,136	(785)	(40,001)	24,984	104,543	785	130,312
Federal funds purchased	(270)	(203)	(4)	(477)	97	(69)	4	32
Repurchase agreements	(22,900)	19,363	(388)	(3,925)	4,509	967	388	5,864
Junior subordinated deferrable interest debentures	(1,187)	4	—	(1,183)	221	4	—	225
Subordinated notes	—	—	—	—	—	—	—	—
Total interest-bearing liabilities	(151,781)	52,464	(2,110)	(101,427)	32,192	92,671	2,110	126,973
Net change	$ 78,509	$ 58,486	$ (3,020)	$ 133,975	$ 64,400	$ (31,242)	$ 3,020	$ 36,178

Taxable-equivalent net interest income for 2025 increased $134.0 million, or 7.9%, compared to 2024. Taxable-equivalent net interest income in 2024 included 366 days compared to 365 days in 2025 as a result of the leap year. The additional day added approximately $3.0 million to taxable-equivalent net interest income during 2024. Excluding the impact of the additional day in 2024 results in an effective increase in taxable-equivalent net interest income of $137.0 million during 2025 compared to 2024.

The increase in taxable-equivalent net interest income during 2025 was primarily related to decreases in the average costs of interest-bearing deposit accounts and repurchase agreements combined with an increase in the average volume of loans, and increases in the average yield on and volume of taxable securities, and, to a lesser extent, tax-exempt securities, among other things. The impact of these items was partly offset by a decrease in the average yield on loans, decreases in the average yield on and volume of interest-bearing deposits (primarily amounts held in an interest-bearing account at the Federal Reserve), and a decrease in the average volume of resell agreements, among other things, combined with increases in the average volumes of interest-bearing deposit accounts and repurchase agreements, among other things. As a result of the aforementioned fluctuations, the taxable-equivalent net interest margin increased 13 basis points from 3.53% during 2024 to 3.66% during 2025.

The average volume of interest-earning assets for 2025 increased $2.1 billion, or 4.6%, compared to 2024. The increase in the average volume of interest-earning assets during 2025 was primarily related to a $1.4 billion increase in average loans, a $938.4 million increase in average taxable securities, and a $173.1 million increase in average tax-exempt securities, partly offset by a $376.1 million decrease in average interest-bearing deposits (primarily amounts held by us in an interest-bearing account at the Federal Reserve) and a $42.3 million decrease in average resell agreements.

The average yield on interest-earning assets decreased 14 basis points from 5.18% during 2024 to 5.04% during 2025 while the average rate paid on interest-bearing liabilities decreased 44 basis points from 2.52% in 2024 to 2.08% in 2025. The average taxable-equivalent yields on interest-earning assets during the comparable periods was impacted by changes in market interest rates (as noted in the table above) and changes in the volume and relative mix of interest-earning assets.

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The average taxable-equivalent yield on loans decreased 44 basis points from 6.99% during 2024 to 6.55% during 2025. The average taxable-equivalent yield on loans during 2025 was partly impacted by changes in market interest rates (as noted in the table above). The average volume of loans increased $1.4 billion, or 7.3%, in 2025 compared to 2024. Loans made up approximately 43.9% of average interest-earning assets during 2025 compared to 42.8% during 2024. The average taxable-equivalent yield on securities was 3.77% during 2025, increasing 39 basis points compared to 3.38% during 2024. The average yield on taxable securities was 3.41% during 2025 compared to 2.92% during 2024, increasing 49 basis points, while the average yield on tax exempt securities was 4.52% during 2025 compared to 4.31% during 2024, increasing 21 basis points. Tax exempt securities made up approximately 34.1% of total average securities during 2025, compared to 35.2% during 2024. The average volume of total securities increased $1.1 billion, or 5.9%, during 2025 compared to 2024. Securities made up approximately 41.3% of average interest- earning assets in 2025 compared to 40.8% in 2024. Average interest-bearing deposits (primarily amounts held by us in an interest-bearing account at the Federal Reserve), during 2025 decreased $376.1 million, or 5.0%, compared to 2024. Interest-bearing deposits made up approximately 14.8% of average interest-earning assets during 2025 compared to approximately 16.3% in 2024. The decrease during 2025 was primarily related to the reinvestment of amounts held in an interest-bearing account at the Federal Reserve into securities and loans. The average yield on interest-bearing deposits was 4.31% during 2025 and 5.27% during 2024. The average yield on interest-bearing deposits during 2025 was impacted by a lower average interest rate paid on reserves held at the Federal Reserve, compared to 2024. The average rate paid on interest-bearing liabilities was 2.08% during 2025, decreasing 44 basis points from 2.52% during 2024. Average deposits increased $1.2 billion, or 3.0%, in 2025 compared to 2024. Average interest- bearing deposits increased $1.2 billion in 2025 compared to 2024, while average non-interest-bearing deposits increased $83.0 million in 2025 compared to 2024. The ratio of average interest-bearing deposits to total average deposits was 67.0% in 2025 compared to 66.2% in 2024. The average cost of deposits is primarily impacted by changes in market interest rates as well as changes in the volume and relative mix of interest-bearing deposits. The average rates paid on interest-bearing deposits and total deposits were 1.89% and 1.26%, respectively, in 2025 compared to 2.32% and 1.54%, respectively, in 2024. The average cost of deposits during 2025 was impacted by decreases in the interest rates we pay on our interest-bearing deposit products as a result of decreases in market interest rates. Our taxable-equivalent net interest spread, which represents the difference between the average rate earned on earning assets and the average rate paid on interest-bearing liabilities, was 2.96% in 2025 compared to 2.66% in 2024. The net interest spread, as well as the net interest margin, will be impacted by future changes in short-term and long-term interest rate levels, as well as the impact from the competitive environment. A discussion of the effects of changing interest rates on net interest income is set forth in Item 7A. Quantitative and Qualitative Disclosures About Market Risk elsewhere in this report. Our hedging policies permit the use of various derivative financial instruments, including interest rate swaps, swaptions, caps and floors, to manage exposure to changes in interest rates. Details of our derivatives and hedging activities are set forth in Note 14 - Derivative Financial Instruments in the accompanying notes to consolidated financial statements elsewhere in this report. Information regarding the impact of fluctuations in interest rates on our derivative financial instruments is set forth in Item 7A. Quantitative and Qualitative Disclosures About Market Risk elsewhere in this report. 47

Credit Loss Expense Credit loss expense is determined by management as the amount to be added to the allowance for credit loss accounts for various types of financial instruments including loans, securities and off-balance-sheet credit exposure after net charge-offs have been deducted to bring the allowance to a level which, in management’s best estimate, is necessary to absorb expected credit losses over the lives of the respective financial instruments. The components of credit loss expense were as follows. 2025 2024 2023 Credit loss expense (benefit) related to: Loans $ 44,618 $ 64,832 $ 52,861 Off-balance-sheet credit exposures (606) 153 (6,842) Securities held to maturity 190 — 152 Total $ 44,202 $ 64,985 $ 46,171 See the section captioned “Allowance for Credit Losses” elsewhere in this discussion for further analysis of credit loss expense related to loans and off-balance-sheet credit exposures. Non-Interest Income Total non-interest income for 2025 increased $40.0 million, or 8.7%, compared to 2024. Changes in the various components of non-interest income are discussed in more detail below. Trust and Investment Management Fees. Trust and investment management fee income for 2025 increased $11.8 million, or 7.2%, compared to 2024. Investment management fees are the most significant component of trust and investment management fees, making up approximately 81.8% and 81.3% of total trust and investment management fees in 2025 and 2024, respectively. The increase in trust and investment management fees during 2025 was primarily related an increase in investment management fees (up $10.4 million) and, to a lesser extent, estate fees (up $2.0 million), among other things. Investment management fees are generally based on the market value of assets within an account and are thus impacted by volatility in the equity and bond markets. The increase in investment management fees during 2025 was primarily related to an increase in the average value of assets maintained in accounts. The increase in the average values of assets was partly related to higher average equity valuations during 2025 relative to 2024 and growth in the number of accounts. The increase in estate fees during 2025 was primarily related to an increase in transaction volumes relative to 2024. At December 31, 2025, trust assets, including both managed assets and custody assets, were primarily composed of equity securities (47.7% of trust assets), fixed income securities (30.3% of trust assets), alternative investments (8.7% of assets) and cash equivalents (7.4% of trust assets). The estimated fair value of trust assets was $51.0 billion (including managed assets of $26.7 billion and custody assets of $24.3 billion) at December 31, 2025 compared to $51.4 billion (including managed assets of $26.2 billion and custody assets of $25.2 billion) at December 31, 2024. Service Charges on Deposit Accounts. Service charges on deposit accounts for 2025 increased $15.3 million, or 14.4%, compared to 2024. The increase was primarily related to increases in overdraft charges on consumer and, to a lesser extent, commercial accounts (up $7.6 million and $1.1 million, respectively), and commercial service charges (up $7.2 million). Overdraft charges totaled $60.6 million ($46.7 million consumer and $13.9 million commercial) during 2025 compared to $51.9 million ($39.1 million consumer and $12.8 million commercial) during 2024. The increase in overdraft charges during 2025 was impacted by an increase in the volume of fee assessed overdrafts relative to 2024, in part due to growth in the number of accounts. The increase in commercial service charges during 2025 was partly related to an increase in billable services related to analyzed treasury management accounts combined with the effect of a lower average earnings credit rate applied to deposits maintained by treasury management customers which resulted in customers paying for more of their services through fees rather than with earnings credits applied to their deposit balances. The increase in commercial service charges was also partly related to an increase in service fees on non-analyzed accounts. 48

Insurance Commissions and Fees. Insurance commissions and fees for 2025 increased $4.2 million, or 6.9%, compared to 2024. The increase was primarily the result of increases in benefit plan commissions (up $1.9 million), property and casualty commissions (up $1.3 million) and life insurance commissions (up $878 thousand). The increase in benefit plan commissions was primarily due to premium and exposure rate increases within the existing customer base and an increase in business volume. The increase in property and casualty commissions was primarily related to commercial lines due to an increase in business volumes partly offset by variations in the rate and exposure base within the existing customer bases. The increase in life insurance commissions was primarily related to an increase in business volumes.

Contingent income totaled $5.1 million in 2025 and $5.0 million in 2024. Contingent income primarily consists of amounts received from various property and casualty insurance carriers related to the loss performance of insurance policies previously placed. These performance related contingent payments are seasonal in nature and are mostly received during the first quarter of each year. This performance related contingent income totaled $3.7 million in 2025 and $3.4 million in 2024. Performance related contingent income related to commercial lines insurance policies increased due to improved loss performance of commercial lines insurance policies previously placed and growth within the commercial lines portfolio. Contingent income also includes amounts received from various benefit plan insurance companies related to the volume of business generated and/or the subsequent retention of such business. This benefit plan related contingent income totaled $1.4 million in 2025 and $1.6 million in 2024.

Interchange and Card Transaction Fees. Interchange fees, or "swipe" fees, are charges that merchants pay to us and other card-issuing banks for processing electronic payment transactions. Interchange and card transaction fees consist of income from check-card usage, point of sale income from PIN-based debit card transactions and ATM service fees. Interchange and card transaction fees are reported net of related network costs.

Net revenues from interchange and card transaction fees for 2025 increased $1.8 million, or 8.8%, compared to 2024 primarily due to an increase in income from card transactions partly offset by an increase in network costs. A comparison of gross and net interchange and card transaction fees for the reported periods is presented in the table below.

	2025	2024	2023
Income from debit card transactions	$ 43,331	$ 40,303	$ 36,622
ATM service fees	3,474	3,492	3,516
Gross interchange and debit card transaction fees	46,805	43,795	40,138
Network costs	23,947	22,778	20,719
Net interchange and debit card transaction fees	$ 22,858	$ 21,017	$ 19,419

Federal Reserve rules applicable to financial institutions that have assets of $10 billion or more provide that the maximum permissible interchange fee for an electronic debit transaction is the sum of 21 cents per transaction and 5 basis points multiplied by the value of the transaction. An upward adjustment of no more than 1 cent to an issuer's debit card interchange fee is allowed if the card issuer develops and implements policies and procedures reasonably designed to achieve certain fraud-prevention standards. The Federal Reserve also has rules governing routing and exclusivity that require issuers to offer two unaffiliated networks for routing transactions on each debit or prepaid product. In August 2025, the U.S. District Court for the District of North Dakota ruled to vacate the Federal Reserve's current interchange rules but simultaneously stayed its own vacatur pending appeal to the circuit court. The outcome of this litigation could significantly and adversely affect the fees banks can charge on debit card transactions.

In October 2023, the Federal Reserve issued a proposal under which the maximum permissible interchange fee for an electronic debit transaction would be the sum of 14.4 cents per transaction and 4 basis points multiplied by the value of the transaction. Furthermore, the fraud-prevention adjustment would increase from a maximum of 1 cent to 1.3 cents. The proposal would adopt an approach for future adjustments to the interchange fee cap, which would occur every other year based on issuer cost data gathered by the Federal Reserve from large debit card issuers. Had the proposed maximum interchange fees been in effect during the reported periods, interchange and debit card transaction fees would have been approximately 30% lower. The comment period for this proposal ended in May 2024. The extent to which any such proposed changes in permissible interchange fees will impact our future revenues is currently uncertain.

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Other Charges, Commissions and Fees. Other charges, commissions and fees for 2025 increased $4.2 million, or 7.8%, compared to 2024. The increase was primarily related to increases in income from the placement of annuities (up $1.5 million), commitment fees on unused lines of credit (up $943 thousand), income from the placement of mutual funds (up $591 thousand), merchant services rebates (up $578 thousand), funds transfer service charges (up $499 thousand), and letter of credit fees (up $439 thousand), among other things, partly offset by a decrease in subscription fee income (down $740 thousand), among other things. Net Gain/Loss on Securities Transactions. During 2025, we sold certain available-for-sale securities with amortized costs totaling $45.4 million and realized a net loss of $850 thousand. During 2024, we sold certain available-for-sale securities with amortized costs totaling $123.3 million and realized a net loss of $96 thousand. Other Non-Interest Income. Other non-interest income for 2025 increased $3.3 million, or 6.4%, compared to 2024. The increase was primarily related to increases in gains on the sale of foreclosed and other assets (up $3.0 million) and income from customer securities trading and derivatives trading activities (up $1.8 million and $791 thousand, respectively), partly offset by a decrease in public finance underwriting fees (down $1.7 million), among other things. The fluctuations in public finance underwriting fees and income from customer derivative and securities trading activities were primarily related to variations in transaction volumes. Gains on the sale of foreclosed and other assets during 2025 included a $2.5 million gain related to the sale of a foreclosed real estate property during the first quarter and $768 thousand in gains related to sales of certain lots of land during the fourth quarter. Non-Interest Expense Total non-interest expense for 2025 increased $116.6 million, or 8.9%, compared to 2024. Total non-interest expense during 2024 included accruals totaling $9.0 million related to a special deposit insurance assessment. During 2025, we reversed $9.7 million of our special deposit insurance assessment accrual based upon a decrease in expected future payments related to the special deposit insurance assessment. Details of the special deposit insurance assessment are discussed below. Excluding the impact of the special deposit insurance assessment, total non-interest expense would have increased $135.3 million, or 10.5%. Changes in the various components of non-interest expense are discussed below. Salaries and Wages. Salaries and wages increased $53.3 million, or 8.6%, in 2025 compared to 2024. The increase in salaries and wages was primarily related to increases in salaries due to annual merit and market increases and an increase in the number of employees. The increase in the number of employees was partly related to our investment in organic expansion in various markets. Salaries and wages were also impacted, to a lesser extent, by increases in incentive compensation and stock-based compensation. Employee Benefits. Employee benefits expense for 2025 increased $23.7 million, or 19.3%, compared to 2024. The increase was primarily related to increases in medical/dental benefits expense (up $11.8 million), 401(k) plan expense (up $7.7 million), and payroll taxes (up $3.5 million). Our defined benefit retirement and restoration plans were frozen in 2001 which has helped to reduce the volatility in retirement plan expense. We nonetheless still have funding obligations related to these plans and could recognize additional expense related to these plans in future years, which would be dependent on the return earned on plan assets, the level of interest rates and employee turnover. See Note 10 - Employee Benefit Plans in the accompanying notes to consolidated financial statements elsewhere in this report for additional information related to our net periodic pension benefit/cost. Net Occupancy. Net occupancy expense for 2025 increased $8.2 million, or 6.4%, compared to 2024. The increase was primarily related to increases in depreciation on buildings and leasehold improvements (together up $2.9 million); lease expense (up $2.9 million); and property taxes (up $2.2 million), among other things. The increases in the aforementioned components of net occupancy expense were impacted, in part, by our expansion efforts. Technology, Furniture and Equipment. Technology, furniture and equipment expense for 2025 increased $17.3 million, or 11.6%, compared to 2024. The increase was primarily related to increases in cloud services expense (up $10.3 million), software maintenance (up $4.9 million), depreciation on furniture and equipment (up $2.5 million), and service contracts expense (up $1.1 million), among other things. 50

Deposit Insurance. Deposit insurance expense totaled $18.8 million in 2025 compared to $37.3 million in 2024. Deposit insurance expense during 2024 included accruals totaling $9.0 million ($7.1 million after tax) related to a special deposit insurance assessment discussed below. During 2025, we reversed a total of $9.7 million ($7.7 million after tax) of our special deposit insurance assessment accrual based upon a decrease in expected future payments related to the special deposit insurance assessment. Excluding the special assessments from 2024 and reversals in 2025, deposit insurance expense did not significantly fluctuate during the comparable periods. In November 2023, the FDIC issued a final rule to implement a special assessment to recover losses to the DIF incurred as a result of bank failures earlier that year and the FDIC's use of the systemic risk exception to cover certain deposits that were otherwise uninsured. The special assessment was based on estimated uninsured deposits as of December 31, 2022 (excluding the first $5.0 billion) and was assessed at a quarterly rate of 3.36 basis points, over eight quarterly assessment periods, beginning in the first quarter of 2024. As a result of this final rule, we accrued $51.5 million ($40.7 million after tax) related to this assessment in 2023. This amount was based on our estimate of the full amount of the assessment at that time. During 2024, the FDIC increased their loss estimate related to the aforementioned bank failures. As a result, we accrued an additional $9.0 million ($7.1 million after tax) in 2024. At that time, due to the increased estimate of losses, the FDIC also projected that the special assessment will be collected for an additional two quarters beyond the initial eight-quarter collection period, at a lower rate. In December 2025, based upon the first six quarterly collections of the special assessment and anticipated collections for the seventh quarterly special assessment, the FDIC issued an interim final rule to amend the collection of the special assessment to reduce the eighth quarterly assessment rate from 3.36 basis points to 2.97 basis points. Because the cumulative amount collected through the initial eight quarter special assessment period is projected to equal the FDIC’s loss estimate, the additional two quarter extended assessment period was removed. In light this interim final rule, we reversed a total of $9.7 million ($7.7 million after tax) of our special deposit insurance assessment accrual based upon a decrease in expected future payments related to the special deposit insurance assessment. The interim final rule also requires the FDIC to provide an offset to regular quarterly deposit insurance assessments for institutions subject to the special assessment if the aggregate amount collected exceeds estimated losses following the resolution of pending litigation, and again following the termination of the receiverships. As provided for in the special assessment rule, if losses at the termination of the receiverships exceed the amount collected, the FDIC will implement a one-time final shortfall special assessment to ensure the full amount of actual losses is recovered as required by law. The extent to which any such future offsets or a future one- time shortfall special assessment will impact our future deposit insurance expense is currently uncertain. Other Non-Interest Expense. Other non-interest expense for 2025 increased $32.7 million, or 13.4%, compared to 2024. The increase included increases in fraud losses (up $6.6 million); sundry and other miscellaneous expense (up $6.3 million), of which $5.8 million related to increased operational losses and asset write-offs; advertising/ promotions expense (up $5.5 million); donations expense (up $4.8 million), primarily related to donations to the Frost Charitable Foundation; professional services expense (up $2.4 million); business development expense (up $2.2 million); research and platform fees (up $1.9 million); travel, meals and entertainment (up $1.3 million); and communications expense (up $1.2 million); among other things, partly offset by a decrease in check card expenses (down $1.6 million), among other things. 51

Results of Segment Operations We are managed under a matrix organizational structure whereby our two primary operating segments, Banking and Frost Wealth Advisors, overlap a regional reporting structure. A third operating segment, Non-Banks, is for the most part the parent holding company, as well as certain other insignificant non-bank subsidiaries of the parent that, for the most part, have little or no activity. A description of each business and the methodologies used to measure financial performance is described in Note 17 - Operating Segments in the accompanying notes to consolidated financial statements elsewhere in this report. Details of net income (loss) by operating segment are discussed in more detail below. Banking Net income for 2025 increased $65.2 million, or 11.6%, compared to 2024. The increase was primarily the result of a $130.3 million increase in net interest income, a $25.4 million increase in non-interest income, and a $20.8 million decrease in credit loss expense partly offset by a $102.0 million increase in non-interest expense and a $9.4 million increase in income tax expense. Net interest income for 2025 increased $130.3 million, or 8.1%, compared to 2024. The increase was primarily related to decreases in the average costs of interest-bearing deposit accounts and repurchase agreements combined with an increase in the average volume of loans, and increases in the average yield on and volume of taxable securities, and, to a lesser extent, tax-exempt securities, among other things. The impact of these items was partly offset by a decrease in the average yield on loans, decreases in the average yield on and volume of interest-bearing deposits (primarily amounts held in an interest-bearing account at the Federal Reserve), and a decrease in the average volume of resell agreements, among other things, combined with increases in the average volumes of interest-bearing deposit accounts and repurchase agreements, among other things. See the analysis of net interest income included in the section captioned “Net Interest Income” included elsewhere in this discussion. Credit loss expense for 2025 totaled $44.2 million compared to $65.0 million in 2024. See the sections captioned “Credit Loss Expense” and “Allowance for Credit Losses” elsewhere in this discussion for further analysis of credit loss expense related to loans and off-balance-sheet commitments. Non-interest income for 2025 increased $25.4 million, or 9.6%, compared to 2024. The increase was primarily related to increases in service charges on deposit accounts; insurance commissions and fees; other non-interest income; interchange and card transaction fees; and other charges, commissions and fees. The increase in service charges on deposit accounts was primarily related to increases in overdraft charges on consumer and, to a lesser extent, commercial accounts, and commercial service charges. The increase in insurance commissions and fees were primarily related to increases in benefit plan commissions, property and casualty commissions and life insurance commissions. The increase in other non-interest income was primarily related to increases in gains on the sale of foreclosed and other assets and income from customer securities trading and derivatives trading activities, partly offset by a decrease in public finance underwriting fees, among other things. The increase in interchange and card transaction fees was primarily due to an increase in income from card transactions partly offset by an increase in network costs. The increase in other charges, commissions and fees was primarily due to increases in commitment fees on unused lines of credit, merchant services rebates, funds transfer service charges, and letter of credit fees, among other things, partly offset by a decrease in subscription fee income, among other things. See the analysis of these categories of non-interest income included in the section captioned “Non-Interest Income” included elsewhere in this discussion. Non-interest expense for 2025 increased $102.0 million, or 9.0%, compared to 2024. The increase was primarily related to increases in salaries and wages; other non-interest expense; employee benefit expense; technology, furniture, and equipment expense; and net occupancy expense, partly offset by a decrease in deposit insurance expense. The increase in salaries and wages was primarily related to increases in salaries due to annual merit and market increases and an increase in the number of employees. Salaries and wages were also impacted, to a lesser extent, by increases in incentive compensation and stock-based compensation. The increase in other non-interest expense included increases in fraud losses; sundry and other miscellaneous expense; advertising/promotions expense; donations expense, primarily related to donations to the Frost Charitable Foundation; professional services expense; business development expense; travel, meals and entertainment; and communications expense; among other things, 52 partly offset by a decrease in check card expenses, among other things. The increase in employee benefits expense was primarily related to increases in medical/dental benefits expense, 401(k) plan expense, and payroll taxes. The increase in technology, furniture, and equipment expense was primarily related to increases in cloud services expense, software maintenance expense, depreciation on furniture and equipment, and service contracts expense, among other things. The increase in net occupancy expense was primarily related to increases in depreciation on buildings and leasehold improvements; lease expense; and property taxes, among other things. Deposit insurance expense during 2024 included accruals totaling $9.0 million ($7.1 million after tax) related to a special deposit insurance assessment. During 2025, we reversed a total of $9.7 million ($7.7 million after tax) of our special deposit insurance assessment accrual based upon a decrease in expected future payments related to the special deposit insurance assessment. Excluding the special assessments from 2024 and reversals in 2025, deposit insurance expense did not significantly fluctuate during the comparable periods. See the analysis of these categories of non- interest expense included in the section captioned “Non-Interest Expense” included elsewhere in this discussion. Frost Wealth Advisors Net income for 2025 decreased $929 thousand, or 2.5%, compared to 2024. The decrease was primarily due to a $14.8 million increase in non-interest expense partly offset by a $13.6 million increase in non-interest income. Non-interest income for 2025 increased $13.6 million, or 6.9%, compared to 2024. The increase was primarily related to increases in trust and investment management fees and other charges, commissions, and fees. Trust and investment management fee income is the most significant income component for Frost Wealth Advisors. Investment management fees are the most significant component of trust and investment management fees, making up approximately 81.8% and 81.3% of total trust and investment management fees for 2025 and 2024, respectively. The increase in trust and investment management fees was primarily due to an increase in investment management fees and, to a lesser extent, estate fees, among other things. The increase in investment management fees was primarily related to an increase in the average value of assets maintained in accounts. The increase in the average value of assets was partly related to higher average equity valuations during 2025 relative to 2024 and growth in the number of accounts. The increase in estate fees was primarily related to an increase in transaction volumes relative to 2024. The increase in other charges, commissions, and fees was primarily related to increases in income from the placement of annuities and mutual funds, among other things. See the analysis of trust and investment management fees, other non-interest income and other charges, commissions, and fees included in the section captioned “Non- Interest Income” included elsewhere in this discussion. Non-interest expense for 2025 increased $14.8 million, or 9.4%, compared to 2024. The increase was primarily related to increases in other non-interest expense; salaries and wages; and employee benefits expense. The increase in other non-interest expense was primarily related to an increases in the corporate overhead expense allocation and research and platform fees, among other things, partly offset by decreases in sundry and other miscellaneous expense and professional services expense. The increase in salaries and wages was primarily due to an increase in salaries, due to annual merit and market increases, as well as an increases in commissions, among other things, partly offset by decreases in incentive compensation and stock-based compensation. The increase in employee benefits was primarily related to increases in 401(k) plan expense, medical/dental benefits expense, and payroll taxes, among other things. Non-Banks The Non-Banks operating segment had a net loss of $13.6 million for 2025 compared to a net loss of $15.4 million in 2024. The decrease in net loss was mostly due to a decrease in net interest expense due to a decrease in the average rates paid on our long-term borrowings, among other things. Income Taxes We recognized income tax expense of $123.1 million, for an effective tax rate of 16.0%, in 2025 compared to $113.4 million, for an effective tax rate of 16.3%, in 2024. The effective income tax rates differed from the U.S. statutory federal income tax rate of 21% during 2025 and 2024 primarily due to the effect of tax-exempt income from securities, loans and life insurance policies, among other things, and their relative proportion to total pre-tax net income. The increase in income tax expense during 2025 was primarily due to an increase in pre-tax net income and a decrease in tax benefits associated with stock compensation, among other things. The decrease in the effective tax rate during 2025 was primarily related to an increase in tax-exempt interest from securities combined with a 53 decrease in non-deductible deposit interest expense. See Note 12 - Income Taxes in the accompanying notes to consolidated financial statements included elsewhere in this report.

One Big Beautiful Bill Act. The One Big Beautiful Bill Act ("OBBBA") was enacted on July 4, 2025. Among other things, the new law makes permanent certain expiring business tax provisions of the Tax Cuts and Jobs Act ("TCJA"). These include provisions which allow businesses to immediately expense, for tax purposes, the cost of new investments in certain qualified depreciable assets and the cost of qualified domestic research and development. The OBBBA also imposes a floor on tax deductions taken on charitable contributions. These items did not have a significant impact on our financial statements, though some minor operational changes were necessary to support new information reporting requirements. The OBBBA also significantly changes U.S. tax law related to foreign operations and certain tax credits; however, such changes do not currently impact us.

Sources and Uses of Funds

The following table illustrates, during the years presented, the mix of our funding sources and the assets in which those funds are invested as a percentage of our average total assets for the period indicated. Average assets totaled $51.9 billion in 2025 compared to $49.7 billion in 2024.

	2025	2024	2023
Sources of Funds:			
Deposits:			
Non-interest-bearing	26.9 %	27.9 %	30.9 %
Interest-bearing	54.5	54.6	52.6
Federal funds purchased	—	0.1	0.1
Repurchase agreements	8.5	7.7	7.7
Long-term debt and other borrowings	0.4	0.4	0.4
Other non-interest-bearing liabilities	1.5	1.7	1.6
Equity capital	8.2	7.6	6.7
Total	100.0 %	100.0 %	100.0 %
Uses of Funds:			
Loans	41.0 %	39.8 %	36.1 %
Securities	38.5	38.0	42.0
Interest-bearing deposits	13.8	15.2	14.8
Federal funds sold	—	—	—
Resell agreements	—	0.1	0.2
Other non-interest-earning assets	6.7	6.9	6.9
Total	100.0 %	100.0 %	100.0 %

Deposits continue to be our primary source of funding. Average deposits increased $1.2 billion, or 3.0%, in 2025 compared to 2024. Non-interest-bearing deposits remain a significant source of funding, which has been a key factor in maintaining our relatively low cost of funds. Average non-interest-bearing deposits totaled 33.0% of total average deposits in 2025 compared to 33.8% in 2024.

We primarily invest funds in loans, securities and interest-bearing deposits (primarily amounts held by us in an interest-bearing account at the Federal Reserve). Average loans increased $1.4 billion, or 7.3%, in 2025 compared to 2024 while average securities increased $1.1 billion, or 5.9%, in 2025 compared to 2024. Average interest-bearing deposits (primarily amounts held by us in an interest-bearing account at the Federal Reserve) decreased $376.1 million, or 5.0%, in 2025 compared to 2024.

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Loans Overview. Details of our loan portfolio are presented in Note 3 - Loans in the accompanying notes to consolidated financial statements included elsewhere in this report. Year-end total loans increased $1.1 billion, or 5.5%, during 2025 compared to 2024. The majority of our loan portfolio is comprised of commercial and industrial loans, energy loans and real estate loans. Commercial and industrial loans made up 28.8% and 29.5% of total loans at December 31, 2025 and 2024 while energy loans made up 5.0% and 5.4% of total loans at December 31, 2025 and 2024 and real estate loans made up 64.1% and 63.0% of total loans at December 31, 2025 and 2024. Energy loans include commercial and industrial loans, leases and real estate loans to borrowers in the energy industry. Real estate loans include both commercial and consumer balances. Loan Origination/Risk Management. We have certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non- performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions. The amount and type of collateral supporting a loan impacts the level of credit risk related to that loan. Collateral is regularly assessed as a part of the overall on-going credit evaluation of the loan. We continue to explore the credit and reputational risks associated with climate change and their potential impact on the foregoing, while closely monitoring regulatory developments on climate risk. Commercial and industrial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and prudently expand its business. Underwriting standards are designed to promote relationship banking rather than transactional banking. Once it is determined that the borrower’s management possesses sound ethics and solid business acumen, our management examines current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. Our energy loan portfolio includes loans for production, energy services and other energy loans, which includes private clients, transportation and equipment providers, manufacturers, refiners and traders. The origination process for energy loans is similar to that of commercial and industrial loans. Because, however, of the average loan size, the significance of the portfolio and the specialized nature of the energy industry, our energy lending requires a highly prescriptive underwriting policy. Production loans are secured by proven, developed and producing reserves. Loan proceeds for these types of loans are typically used for the development and drilling of additional wells, the acquisition of additional production, and/or the acquisition of additional properties to be developed and drilled. Our customers in this sector are generally large, independent, private owner-producers or large corporate producers. These borrowers typically have large capital requirements for drilling and acquisitions, and as such, loans in this portfolio are generally greater than $10 million. Production loans are collateralized by the oil and gas interests of the borrower. Collateral values are determined by the risk-adjusted and limited discounted future net revenue of the reserves. Our valuations take into consideration geographic and reservoir differentials as well as cost structures associated with each borrower. Collateral value is calculated at least semi-annually using third-party engineer- prepared reserve studies. These reserve studies are conducted using a discount factor and base case assumptions for the current and future value of oil and gas. To qualify as collateral, typically reserves must be proven, developed and producing. For certain borrowers, collateral may include up to 20% proven, non-producing reserves. Loan commitments are limited to 65% of estimated reserve value. Cash flows must be sufficient to amortize the loan commitment within 120% of the half-life of the underlying reserves. Loan commitments generally must also be 100% covered by the risk-adjusted and limited discounted future net revenue of the reserves when stressed at 75% of our base case price assumptions. In addition, the ratio of the borrower's debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) should generally not exceed 350%. We generally require production borrowers to maintain an active hedging program to manage risk and to have at least 50% of their production hedged for two years. 55

Oil and gas service, transportation, and equipment providers are economically aligned due to their reliance on drilling and active oil and gas development. Income for these borrowers is highly dependent on the level of drilling activity and rig utilization, both of which are driven by the current and future outlook for the price of oil and gas. We mitigate the credit risk in this sector through conservative concentration limits and guidelines on the profile of eligible borrowers. Guidelines require that the companies have extensive experience through several industry cycles, and that they be supported by financially competent and committed guarantors who provide a significant secondary source of repayment. Borrowers in this sector are typically privately-owned, middle-market companies with annual sales of less than $100 million. The services provided by companies in this sector are highly diversified, and include down-hole testing and maintenance, providing and threading drilling pipe, hydraulic fracturing services or equipment, seismic testing and equipment and other direct or indirect providers to the oil and gas production sector. We also have a small portfolio of loans to energy trading companies that serve as intermediaries that buy and sell oil, gas, other petrochemicals, and ethanol. These companies are not dependent on drilling or development. As a general policy, we do not lend to energy traders; however, we have made an exception to this policy for certain customers based upon their underlying business models which minimize risk as commodities are bought only to fill existing orders (back-to-back trading). As such, the commodity price risk and sale risk are eliminated. Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those of real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing our commercial real estate portfolio are diverse in terms of type and geographic location. This diversity helps reduce our exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. As a general rule, we avoid financing single-purpose projects unless other underwriting factors are present to help mitigate risk. We also utilize third-party experts to provide insight and guidance about economic conditions and trends affecting market areas we serve. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans (see the table below under the section captioned “Commercial Real Estate Loans”). With respect to loans to developers and builders that are secured by non-owner occupied properties that we may originate from time to time, we generally require the borrower to have had an existing relationship with us and have a proven record of success. Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the completed project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from us until permanent financing is obtained. These loans are closely monitored by on- site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, construction completion risk, governmental regulation of real property, general economic conditions and the availability of long-term financing. We originate consumer loans utilizing an underwriting process that assesses, among other things, an applicant's (i) stability of residence and employment, (ii) credit and bill paying history, (iii) financial capacity, (iv) sources of repayment, and (v) debt-to-income ratio, which incorporates information obtained from third-party credit bureaus. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as needed, jointly by line and staff personnel. This activity, coupled with relatively small loan amounts that are spread across many individual borrowers, minimizes risk. Additionally, trend and outlook reports are reviewed by management on a regular basis. Underwriting standards for home equity loans are heavily influenced by statutory requirements, which include, but are not limited to, loan-to-value limitations, collection remedies, the number of such loans a borrower can have at one time and documentation requirements. 56

We maintain an independent loan review department that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management and the appropriate committees of our board of directors. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as our policies and procedures. Commercial and Industrial. Commercial and industrial loans increased $197.4 million, or 3.2%, during 2025 compared to 2024. Our commercial and industrial loans are a diverse group of loans to small, medium and large businesses. The purpose of these loans varies from supporting seasonal working capital needs to term financing of equipment. While some short-term loans may be made on an unsecured basis, most are secured by the assets being financed with collateral margins that are consistent with our loan policy guidelines. The commercial and industrial loan portfolio also includes the commercial lease and purchased shared national credits. Energy. Energy loans include loans to entities and individuals that are engaged in various energy-related activities including (i) the development and production of oil or natural gas, (ii) providing oil and gas field servicing, (iii) providing energy-related transportation services (iv) providing equipment to support oil and gas drilling (v) refining petrochemicals, or (vi) trading oil, gas and related commodities. Energy loans decreased $34.2 million, or 3.0%, during 2025 compared to 2024. The average loan size, the significance of the portfolio and the specialized nature of the energy industry requires a highly prescriptive underwriting policy. Exceptions to this policy are rarely granted. Due to the large borrowing requirements of this customer base, the energy loan portfolio includes participations and purchased shared national credits. Commercial Real Estate Loans. Commercial real estate loans increased $342.3 million, or 3.4%, during 2025 compared to 2024. Commercial real estate loans include loans secured by owner occupied real estate; loans secured by non-owner occupied real estate; and construction and land loans, as detailed in the table below. The majority of our commercial real estate loan portfolio consists of commercial real estate mortgages, which includes both permanent and intermediate term loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Consequently, commercial real estate loans must undergo the analysis and underwriting process of a commercial and industrial loan, as well as that of a real estate loan. Commercial real estate loans by class of loan are presented in the following table. 2025 2024 Commercial real estate: Owner occupied $ 3,987,913 $ 3,622,201 Non-owner occupied 3,773,028 3,543,019 Construction and land 2,549,869 2,803,303 Total commercial real estate loans $ 10,310,810 $ 9,968,523 Consumer Loans. The consumer loan portfolio at December 31, 2025 increased $631.5 million, or 17.8%, from December 31, 2024. The consumer loan portfolio includes consumer real estate loans and consumer and other loans as presented in the following table. 2025 2024 Consumer real estate: Home equity lines of credit $ 1,068,393 $ 911,239 Home equity loans 1,035,971 914,738 Home improvement loans 874,148 852,536 1-4 family mortgage loans 594,825 259,456 Other 145,331 165,420 Total consumer real estate 3,718,668 3,103,389 Consumer and other loans 460,685 444,474 Total consumer loans $ 4,179,353 $ 3,547,863 57

Consumer real estate loans at December 31, 2025 increased $615.3 million, or 19.8%, from December 31, 2024. Combined, home equity loans and lines of credit made up 56.6% and 58.8% of the consumer real estate loan total at December 31, 2025 and 2024, respectively. We offer home equity loans up to 80% of the estimated value of the personal residence of the borrower, less the value of existing mortgages and home improvement loans. We also originate 1-4 family mortgage loans for portfolio investment purposes. The consumer and other loan portfolio at December 31, 2025 increased $16.2 million, or 3.6%, from December 31, 2024. This portfolio primarily consists of automobile loans, unsecured revolving credit products, personal loans secured by cash and cash equivalents, and other similar types of credit facilities. Industry Concentrations. As of December 31, 2025 and 2024, there were no concentrations of loans related to any single industry, as segregated by Standard Industrial Classification code (“SIC code”), in excess of 10% of total loans. The SIC code system is a federally designed standard industrial numbering system used by us to categorize loans by the borrower’s type of business. The following table summarizes the industry concentrations of our commercial and industrial and energy loan portfolios, as segregated by SIC code, as of December 31, 2025 and 2024. 2025 2024 Commercial and industrial: Investor $ 810,215 $ 745,355 Public Finance 619,006 371,522 Contractors 522,576 426,908 Services 388,184 314,785 Automobile 375,630 401,622 Medical Services 350,062 350,484 Manufacturing - Other 288,439 301,842 Financial - Non-banks 276,731 162,366 Wholesale - Heavy Equipment 213,076 237,016 Service - Transportation 186,693 167,724 Utilities 186,263 84,863 Real Estate 170,503 161,494 Service - Legal 164,422 198,588 Aviation 139,258 138,392 Service - Other Professional 134,391 139,162 Wholesale - Commercial Products 126,846 138,637 Building 117,776 319,192 Food - Manufacturing / Wholesale 115,522 124,500 Service - Leasing / Rental 111,835 132,706 Other 1,009,552 1,192,374 Total $ 6,306,980 $ 6,109,532 Energy: Production $ 767,724 $ 903,654 Service 252,295 203,629 Other 74,650 21,612 Total $ 1,094,669 $ 1,128,895 58

The following table summarizes our commercial real estate loan portfolio, by underlying property type, as of December 31, 2025 and 2024.

	Owner Occupied	Non-owner Occupied	Construction and Land	Total
December 31, 2025				
Property Type:				
Office/Warehouse	$ 1,520,838	$ 269,321	$ 371,065	$ 2,161,224
Office Building	883,804	977,374	100,100	1,961,278
Retail	186,375	961,822	225,756	1,373,953
Multi Family	—	276,840	518,606	795,446
Auto/Truck Dealer	605,217	—	25,183	630,400
Medical Office & Services	277,401	114,370	53,030	444,801
Hotel	—	237,044	155,480	392,524
Non Farm - Non Residential	—	323,039	—	323,039
1-4 Family Construction	—	—	303,322	303,322
Religious	250,305	—	51,179	301,484
Strip Centers	56,489	118,151	59,443	234,083
Land in Development	—	—	233,296	233,296
Other	207,484	495,067	453,409	1,155,960
Total	$ 3,987,913	$ 3,773,028	$ 2,549,869	$ 10,310,810
December 31, 2024				
Property Type:				
Office / Warehouse	$ 1,407,342	$ 262,403	$ 491,737	$ 2,161,482
Office Building	851,816	903,225	140,095	1,895,136
Retail	122,544	928,380	177,305	1,228,229
Multi Family	—	260,673	773,681	1,034,354
Auto / Truck Dealer	520,108	—	68,309	588,417
Medical Office & Services	247,199	111,651	36,575	395,425
Non Farm - Non Residential	—	341,612	—	341,612
1-4 Family Construction	—	—	312,066	312,066
Hotel	—	218,145	71,497	289,642
Religious	248,591	—	27,795	276,386
Raw Land	—	—	202,853	202,853
Other	224,601	516,930	501,390	1,242,921
Total	$ 3,622,201	$ 3,543,019	$ 2,803,303	$ 9,968,523

Large Credit Relationships. The market areas served by us include five of the top fifteen most populated cities in the United States. These market areas are also home to a significant number of Fortune 500 companies. As a result, we originate and maintain large credit relationships with numerous commercial customers in the ordinary course of business. We consider large credit relationships to be those with commitments equal to or in excess of $50.0 million, excluding treasury management lines exposure, prior to any portion being sold. Large relationships also include loan participations purchased if the credit relationship with the agent is equal to or in excess of $50.0 million. In addition to our normal policies and procedures related to the origination of large credits, one of our Regional Credit Committees must approve all new credit facilities and renewals of such credit facilities with exposures between $20.0 million and $30.0 million. Our Central Credit Committee must approve all new credit facilities which are part of large credit relationships and renewals of such credit facilities with exposures that exceed $30.0 million. The Regional and Central Credit Committees meet regularly to review large credit relationship activity and discuss the current pipeline, among other things.

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The following table provides additional information on our large credit relationships with committed amounts in excess of $50.0 million as of year-end.

	2025			2024		
	Number of Relationships	Period-End Balances		Number of Relationships	Period-End Balances	
		Committed	Outstanding		Committed	Outstanding
Amount outstanding	114	$ 11,896,340	$ 6,822,864	115	$ 11,401,362	$ 6,794,592
Average		104,354	59,850		99,142	59,083

Purchased Shared National Credits ("SNCs"). Purchased SNCs are participations purchased from upstream financial organizations and tend to be larger in size than our originated portfolio. Our purchased SNC portfolio totaled $875.7 million at December 31, 2025 decreasing $129.2 million, or 12.9%, from $1.0 billion at December 31, 2024. At December 31, 2025, 37.3% of outstanding purchased SNCs were related to the construction industry, 17.1% were related to the real estate management industry and 10.4% were related to the financial services industry. The remaining purchased SNCs were diversified throughout various other industries, with no other single industry exceeding 10% of the total purchased SNC portfolio. Additionally, almost all of the outstanding balance of purchased SNCs was included in the energy and commercial and industrial portfolios, with the remainder included in the real estate categories. SNC participations are originated in the normal course of business to meet the needs of our customers. As a matter of policy, we generally only participate in SNCs for companies headquartered in or which have significant operations within our market areas. In addition, we must have direct access to the company's management, an existing banking relationship or the expectation of broadening the relationship with other banking products and services within the following 12 to 24 months. SNCs are reviewed at least quarterly for credit quality and business development successes.

The following table provides additional information about certain credits within our purchased SNCs portfolio with committed amounts in excess of $50.0 million as of year-end.

	2025			2024		
	Number of Relationships	Period-End Balances		Number of Relationships	Period-End Balances	
		Committed	Outstanding		Committed	Outstanding
Amount outstanding	13	$ 1,156,007	$ 471,341	14	$ 1,137,031	$ 527,769
Average		88,924	36,257		81,217	37,698

Geographic Distribution of Loans. The following table summarizes our loan portfolio by geographic distribution as of December 31, 2025 and 2024. Commercial real estate loans are reported in the geographic region in which the property securing the credit is located. Other loans are reported in the geographic region in which the loans were originated.

	Commercial and Industrial	Energy	Commercial Real Estate	Consumer Real Estate	Consumer and Other	Total
December 31, 2025						
San Antonio	$ 1,704,382	$ 263,803	$ 1,817,489	$ 568,029	$ 120,957	$ 4,474,660
Houston	1,526,573	284,788	2,334,115	822,461	93,888	5,061,825
Dallas	791,909	24,835	1,297,609	956,085	34,850	3,105,288
Fort Worth	1,425,558	121,288	1,064,830	561,482	120,665	3,293,823
Austin	392,817	—	1,573,120	687,772	41,730	2,695,439
Gulf Coast	283,977	6,709	516,965	77,843	28,233	913,727
Permian Basin	181,764	393,246	195,287	44,996	20,362	835,655
Out of market - Texas	—	—	402,152	—	—	402,152
Out of market - outside of Texas	—	—	1,109,243	—	—	1,109,243
Total	$ 6,306,980	$ 1,094,669	$ 10,310,810	$ 3,718,668	$ 460,685	$ 21,891,812

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	Commercial and Industrial	Energy	Commercial Real Estate	Consumer Real Estate	Consumer and Other	Total
December 31, 2024						
San Antonio	$ 1,629,016	$ 367,183	$ 1,758,010	$ 477,060	$ 112,142	$ 4,343,411
Houston	1,385,026	289,544	2,329,402	667,802	99,507	4,771,281
Dallas	1,045,233	2,137	1,104,578	791,422	37,212	2,980,582
Fort Worth	1,277,775	96,238	994,258	478,666	105,395	2,952,332
Austin	276,676	10	1,508,713	585,369	41,861	2,412,629
Gulf Coast	348,001	2,840	467,712	69,838	31,038	919,429
Permian Basin	147,805	370,943	171,423	33,232	17,319	740,722
Out of market - Texas	—	—	440,817	—	—	440,817
Out of market - outside of Texas	—	—	1,193,610	—	—	1,193,610
Total	$ 6,109,532	$ 1,128,895	$ 9,968,523	$ 3,103,389	$ 444,474	$ 20,754,813

Further information regarding the geographic distribution of commercial real estate loans, by class, as of December 31, 2025 and 2024, is presented in the table below.

	Owner Occupied	Non-owner Occupied	Construction and Land	Total Commercial Real Estate
December 31, 2025				
San Antonio	$ 854,491	$ 585,102	$ 377,896	$ 1,817,489
Houston	947,598	832,775	553,742	2,334,115
Dallas	515,868	489,094	292,647	1,297,609
Fort Worth	532,693	317,825	214,312	1,064,830
Austin	493,189	555,376	524,555	1,573,120
Gulf Coast	194,769	183,689	138,507	516,965
Permian Basin	40,314	114,847	40,126	195,287
Out of market - Texas	200,561	119,802	81,789	402,152
Out of market - outside of Texas	208,430	574,518	326,295	1,109,243
Total	$ 3,987,913	$ 3,773,028	$ 2,549,869	$ 10,310,810
December 31, 2024				
San Antonio	$ 725,065	$ 537,537	$ 495,408	$ 1,758,010
Houston	964,400	837,633	527,369	2,329,402
Dallas	448,324	296,958	359,296	1,104,578
Fort Worth	431,321	350,805	212,132	994,258
Austin	346,889	498,372	663,452	1,508,713
Gulf Coast	202,033	152,265	113,414	467,712
Permian Basin	37,426	116,292	17,705	171,423
Out of market - Texas	222,197	102,179	116,441	440,817
Out of market - outside of Texas	244,546	650,978	298,086	1,193,610
Total	$ 3,622,201	$ 3,543,019	$ 2,803,303	$ 9,968,523

Foreign Loans. We make U.S. dollar-denominated loans and commitments to borrowers in Mexico. The outstanding balance of these loans and the unfunded amounts available under these commitments were not significant at December 31, 2025 or 2024.

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Maturities and Sensitivities of Loans to Changes in Interest Rates. The following table presents the maturity distribution of our loan portfolio at December 31, 2025. The table also presents the portion of loans that have fixed interest rates or variable interest rates that fluctuate over the life of the loans in accordance with changes in an interest rate index.

	Due in One Year or Less	After One, but Within Five Years	After Five but Within Fifteen Years	After Fifteen Years	Total
Commercial and industrial	$ 2,549,354	$ 2,609,324	$ 1,062,784	$ 85,518	$ 6,306,980
Energy	361,803	687,667	44,638	561	1,094,669
Commercial real estate					
Owner occupied	289,528	1,595,716	1,985,603	117,066	3,987,913
Non-owner occupied	549,565	2,576,040	588,648	58,775	3,773,028
Construction and land	779,781	1,526,763	222,753	20,572	2,549,869
Consumer Real Estate	30,700	26,323	943,720	2,717,925	3,718,668
Consumer and Other	252,435	201,734	6,516	—	460,685
Total	$ 4,813,166	$ 9,223,567	$ 4,854,662	$ 3,000,417	$ 21,891,812
Loans with fixed interest rates:					
Commercial and industrial	$ 350,971	$ 1,034,302	$ 815,903	$ 72,579	$ 2,273,755
Energy	8,708	76,883	43,416	561	129,568
Commercial real estate:					
Owner occupied	169,439	1,159,763	1,001,149	43,014	2,373,365
Non-owner occupied	119,945	770,822	289,343	8,854	1,188,964
Construction and land	23,587	65,158	29,037	9,267	127,049
Consumer Real Estate	26,987	24,951	805,569	1,645,368	2,502,875
Consumer and Other	41,009	53,393	5,379	—	99,781
Total	$ 740,646	$ 3,185,272	$ 2,989,796	$ 1,779,643	$ 8,695,357
Loans with variable interest rates:					
Commercial and industrial	$ 2,198,383	$ 1,575,022	$ 246,881	$ 12,939	$ 4,033,225
Energy	353,095	610,784	1,222	—	965,101
Commercial real estate:					
Owner occupied	120,089	435,953	984,454	74,052	1,614,548
Non-owner occupied	429,620	1,805,218	299,305	49,921	2,584,064
Construction and land	756,194	1,461,605	193,716	11,305	2,422,820
Consumer Real Estate	3,713	1,372	138,151	1,072,557	1,215,793
Consumer and Other	211,426	148,341	1,137	—	360,904
Total	$ 4,072,520	$ 6,038,295	$ 1,864,866	$ 1,220,774	$ 13,196,455

We generally structure commercial loans with shorter-term maturities in order to match our funding sources and to enable us to effectively manage the loan portfolio by providing the flexibility to respond to liquidity needs, changes in interest rates and changes in underwriting standards and loan structures, among other things. Due to the shorter-term nature of such loans, from time to time in the ordinary course of business and without any contractual obligation on our part, we will renew/extend maturing lines of credit or refinance existing loans at their maturity dates. Some loans may renew multiple times in a given year as a result of general customer practice and need. These renewals, extensions and refinancings are made in the ordinary course of business for customers that meet our normal level of credit standards. Such borrowers typically request renewals to support their on-going working capital needs to finance their operations. Such borrowers are not experiencing financial difficulties and generally could obtain similar financing from another financial institution. In connection with each renewal, extension or refinancing, we may require a principal reduction, adjust the rate of interest and/or modify the structure and other terms to reflect the current market pricing/structuring for such loans or to maintain competitiveness with other financial institutions. In such cases, we do not generally grant concessions, and, except for those reported in Note 3 - Loans in the accompanying notes to consolidated financial statements included elsewhere in this report, any such renewals, extensions or refinancings that occurred during the reported periods were not deemed to be troubled loan modifications pursuant to applicable accounting guidance. Loans exceeding $1.0 million undergo a complete underwriting process at each renewal.

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Accruing Past Due Loans. Accruing past due loans are presented in the following table. Also see Note 3 - Loans in the accompanying notes to consolidated financial statements included elsewhere in this report.

		Accruing Loans 30-89 Days Past Due		Accruing Loans 90 or More Days Past Due		Total Accruing Past Due Loans	
	Total Loans	Amount	Percent of Loans in Category	Amount	Percent of Loans in Category	Amount	Percent of Loans in Category
December 31, 2025							
Commercial and industrial	$ 6,306,980	$ 31,212	0.49 %	$ 4,273	0.07 %	$ 35,485	0.56 %
Energy	1,094,669	19,480	1.78	—	—	19,480	1.78
Commercial real estate:							
Owner occupied	3,987,913	17,074	0.43	3,465	0.09	20,539	0.52
Non-owner occupied	3,773,028	49,305	1.31	6,290	0.17	55,595	1.48
Construction and land	2,549,869	7,955	0.31	1,451	0.06	9,406	0.37
Consumer real estate	3,718,668	26,281	0.71	5,680	0.15	31,961	0.86
Consumer and other	460,685	5,024	1.09	512	0.11	5,536	1.20
Total	$ 21,891,812	$156,331	0.71	$ 21,671	0.10	$178,002	0.81
December 31, 2024							
Commercial and industrial	$ 6,109,532	$ 36,540	0.60 %	$ 7,685	0.13 %	$ 44,225	0.73 %
Energy	1,128,895	4,263	0.38	—	—	4,263	0.38
Commercial real estate:							
Owner occupied	3,622,201	4,824	0.13	1,331	0.04	6,155	0.17
Non-owner occupied	3,543,019	26,069	0.74	192	0.01	26,261	0.75
Construction and land	2,803,303	6,714	0.24	—	—	6,714	0.24
Consumer real estate	3,103,389	17,015	0.55	5,681	0.18	22,696	0.73
Consumer and other	444,474	6,341	1.43	822	0.18	7,163	1.61
Total	$ 20,754,813	$101,766	0.49	$ 15,711	0.08	$117,477	0.57

Accruing past due loans at December 31, 2025 increased $60.5 million compared to December 31, 2024. The increase was primarily related to increases in past due commercial real estate - non-owner occupied loans (up $29.3 million), past due energy loans (up $15.2 million), past due commercial real estate - owner occupied loans (up $14.4 million), and past due consumer real estate loans (up $9.3 million), partly offset by a decrease in past due commercial and industrial loans (down $8.7 million).

Non-Accrual Loans. Non-accrual loans are presented in the tables below. Also see Note 3 - Loans in the accompanying notes to consolidated financial statements included elsewhere in this report.

	December 31, 2025			December 31, 2024		
		Non-Accrual Loans			Non-Accrual Loans	
	Total Loans	Amount	Percent of Loans in Category	Total Loans	Amount	Percent of Loans in Category
Commercial and industrial	$ 6,306,980	$ 50,659	0.80 %	$ 6,109,532	$ 46,004	0.75 %
Energy	1,094,669	3,023	0.28	1,128,895	4,079	0.36
Commercial real estate:						
Owner occupied	3,987,913	7,581	0.19	3,622,201	17,643	0.49
Non-owner occupied	3,773,028	465	0.01	3,543,019	2,144	0.06
Construction and land	2,549,869	1,874	0.07	2,803,303	2,133	0.08
Consumer real estate	3,718,668	6,615	0.18	3,103,389	6,511	0.21
Consumer and other	460,685	265	0.06	444,474	352	0.08
Total	$ 21,891,812	$ 70,482	0.32	$ 20,754,813	$ 78,866	0.38
Allowance for credit losses on loans		$281,495			$270,151	
Ratio of allowance for credit losses on loans to non-accrual loans		399.39 %			342.54 %	

63

Non-accrual loans at December 31, 2025 decreased $8.4 million from December 31, 2024 primarily due to a decreases in non-accrual commercial real estate and energy loans partly offset by an increase in non-accrual commercial and industrial loans. Generally, loans are placed on non-accrual status if principal or interest payments become 90 days past due and/or management deems the collectibility of the principal and/or interest to be in question, as well as when required by regulatory requirements. Once interest accruals are discontinued, accrued but uncollected interest is charged to current year operations. Subsequent receipts on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Classification of a loan as non- accrual does not preclude the ultimate collection of loan principal or interest. Non-accrual commercial and industrial loans included one credit relationship in excess of $5.0 million totaling at $28.5 million at December 31, 2025. Non-accrual commercial and industrial loans included two credit relationships in excess of $5.0 million totaling $28.7 million at December 31, 2024. During 2025, one of these credit relationships was removed from non-accrual status due to improved credit quality while the other was sold. We recognized a net charge-off of $828 thousand in connection with the sale. There were no non-accrual commercial real estate loans excess of $5.0 million at December 31, 2025 while there was one credit relationship in excess of $5.0 million totaling $7.5 million (owner occupied) at December 31, 2024. This credit relationship paid-off in 2025. Another credit relationship had an aggregate balance of $5.1 million at December 31, 2024 of which $4.6 million was included with non-accrual commercial real estate loans and $586 thousand was included with non-accrual commercial and industrial loans. This credit relationship paid off during 2025 and we recognized $329 thousand as a partial recovery of prior charge-offs. We previously recognized charged-offs totaling $2.4 million on commercial and industrial loans associated with this credit relationship during 2024. Allowance For Credit Losses Our allowance for credit losses on loans is calculated in accordance with Accounting Standards Codification (“ASC”) Topic 326 (“ASC 326”) Financial Instruments - Credit Losses. In the case of off-balance-sheet credit exposures, the allowance for credit losses is a liability account, calculated in accordance with ASC 326, reported as a component of accrued interest payable and other liabilities in our consolidated balance sheets. The amount of each allowance account represents management's best estimate of current expected credit losses (“CECL”) on these financial instruments considering available information, from internal and external sources, relevant to assessing exposure to credit loss over the contractual term of the instrument. Relevant available information includes historical credit loss experience, current conditions and reasonable and supportable forecasts. While historical credit loss experience provides the basis for the estimation of expected credit losses, adjustments to historical loss information may be made for differences in current portfolio-specific risk characteristics, environmental conditions or other relevant factors. While management utilizes its best judgment and information available, the ultimate adequacy of our allowance accounts is dependent upon a variety of factors beyond our control, including the performance of our portfolios, the economy, changes in interest rates and the view of the regulatory authorities toward classification of assets. For additional information regarding our accounting policies related to credit losses, refer to Note 1 - Summary of Significant Accounting Policies and Note 3 - Loans in the accompanying notes to consolidated financial statements included elsewhere in this report. 64

Allowance for Credit Losses - Loans. The table below provides an allocation of the year-end allowance for credit losses on loans by loan portfolio segment; however, allocation of a portion of the allowance to one segment does not preclude its availability to absorb losses in other segments.

	Amount of Allowance Allocated	Percent of Loans in Each Category to Total Loans	Total Loans	Ratio of Allowance Allocated to Loans in Each Category
December 31, 2025				
Commercial and industrial	$ 98,439	28.8 %	$ 6,306,980	1.56 %
Energy	11,563	5.0	1,094,669	1.06
Commercial real estate:				
Owner occupied	41,526	18.2	3,987,913	1.04
Non-owner occupied	52,054	17.2	3,773,028	1.38
Construction and land	41,530	11.7	2,549,869	1.63
Consumer real estate	25,637	17.0	3,718,668	0.69
Consumer and other	10,746	2.1	460,685	2.33
Total	$ 281,495	100.0 %	$ 21,891,812	1.29
December 31, 2024				
Commercial and industrial	$ 87,569	29.5 %	$ 6,109,532	1.43 %
Energy	9,992	5.4	1,128,895	0.89
Commercial real estate:				
Owner occupied	40,969	17.4	3,622,201	1.13
Non-owner occupied	53,524	17.1	3,543,019	1.51
Construction and land	48,712	13.5	2,803,303	1.74
Consumer real estate	19,106	15.0	3,103,389	0.62
Consumer and other	10,279	2.1	444,474	2.31
Total	$ 270,151	100.0 %	$ 20,754,813	1.30

The allowance allocated to commercial and industrial loans totaled $98.4 million, or 1.56% of total commercial and industrial loans, at December 31, 2025 increasing $10.9 million, or 12.4%, compared to $87.6 million, or 1.43% of total commercial and industrial loans at December 31, 2024. Modeled expected credit losses increased $4.4 million, in part due to growth in the portfolio. Specific allocations for commercial and industrial loans that were evaluated for expected credit losses on an individual basis increased $3.4 million from $13.3 million at December 31, 2024 to $16.6 million at December 31, 2025. The increase in specific allocations for commercial and industrial loans was primarily related to new specific allocations for new individually assessed loans. Qualitative factor ("Q-Factor") and other qualitative adjustments related to commercial and industrial loans increased $3.1 million, primarily due to an increases in the down-side and credit concentrations overlays.

The allowance allocated to energy loans totaled $11.6 million, or 1.06% of total energy loans, at December 31, 2025 increasing $1.6 million, or 15.7%, compared to $10.0 million, or 0.89% of total energy loans, at December 31, 2024. Modeled expected credit losses increased $3.2 million, in part due to an increase in the weighted-average risk grade of the portfolio. Q-Factor and other qualitative adjustments related to energy loans increased $325 thousand, primarily related to the overlay for credit concentrations.

The allowance allocated to commercial real estate loans totaled $135.1 million, or 1.31% of total commercial real estate loans at December 31, 2025, decreasing $8.1 million, or 5.7%, compared to $143.2 million, or 1.44% of total commercial real estate loans at December 31, 2024. Q-Factor and other qualitative adjustments related to commercial real estate loans decreased $8.2 million, primarily related to decreased model overlays, while modeled expected credit losses related to commercial real estate loans decreased $531 thousand. Specific allocations for commercial real estate loans that were evaluated for expected credit losses on an individual basis increased from $625 thousand at December 31, 2024 to $1.2 million at December 31, 2025.

65

Additional information related to the allowance allocated to commercial real estate loans at December 31, 2025 is included in the following table:

	Owner Occupied	Non-owner Occupied	Construction and Land	Total
December 31, 2025				
Modeled expected credit losses	$ 11,635	$ 4,130	$ 1,253	$ 17,018
Q-Factor and other qualitative adjustments	29,169	47,924	39,764	116,857
Specific allocations	722	—	513	1,235
Total	$ 41,526	$ 52,054	$ 41,530	$ 135,110
Total loans	$ 3,987,913	$ 3,773,028	$ 2,549,869	$10,310,810
Ratio of allowance to loans in each category	1.04 %	1.38 %	1.63 %	1.31 %
December 31, 2024				
Modeled expected credit losses	$ 12,579	$ 4,199	$ 771	$ 17,549
Q-Factor and other qualitative adjustments	28,268	49,325	47,438	125,031
Specific allocations	122	—	503	625
Total	$ 40,969	$ 53,524	$ 48,712	$ 143,205
Total loans	$ 3,622,201	$ 3,543,019	$ 2,803,303	$ 9,968,523
Ratio of allowance to loans in each category	1.13 %	1.51 %	1.74 %	1.44 %

The allowance allocated to consumer real estate loans totaled $25.6 million, or 0.69% of total consumer real estate loans, at December 31, 2025 increasing $6.5 million, or 34.2%, compared to $19.1 million, or 0.62% of total consumer real estate loans at December 31, 2024 primarily due to a $6.7 million increase in modeled expected credit losses.

The allowance allocated to consumer and other loans totaled $10.7 million, or 2.33% of total consumer and other loans, at December 31, 2025 increasing $467 thousand, or 4.5%, compared to $10.3 million, or 2.31% of total consumer loans at December 31, 2024. Q-Factor and other qualitative adjustments related to consumer and other loans increased $2.3 million, which was primarily due to an increase in the consumer overlay. Modeled expected credit losses related to consumer and other loans decreased $1.7 million.

As more fully described in Note 3 - Loans in the accompanying notes to consolidated financial statements included elsewhere in this report, we measure expected credit losses over the life of each loan utilizing a combination of models which measure probability of default and loss given default, among other things. The measurement of expected credit losses is impacted by loan/borrower attributes and certain macroeconomic variables. Models are adjusted to reflect the current impact of certain macroeconomic variables as well as their expected changes over a reasonable and supportable forecast period.

In estimating expected credit losses as of December 31, 2025, we utilized the Moody's Analytics December 2025 Baseline Scenario (the "December 2025 Baseline Scenario") to forecast the macroeconomic variables used in our models. The December 2025 Baseline Scenario was based on the most likely outcome based on prevailing economic conditions and Moody's forecast of the U.S. economy. The December 2025 Baseline Scenario projections included, among other things, (i) U.S. Nominal Gross Domestic Product average annualized quarterly growth rates of 4.75% in 2026 and 4.03% in 2027; (ii) average annualized U.S. unemployment rate of 4.67% during both 2026 and 2027; (iii) average annualized Texas unemployment rate of 4.36% during 2026 and 4.37% during 2027; (iv) projected average 10 year Treasury rate of 4.23% during 2026 and 4.31% during 2027; and (v) average oil price of $61.09 per barrel during 2026 and $62.90 per barrel during 2027.

In estimating expected credit losses as of December 31, 2024, we utilized the Moody's Analytics December 2024 Consensus Scenario (the "December 2024 Consensus Scenario") to forecast the macroeconomic variables used in our models. The December 2024 Consensus Scenario was based on the review of a variety of surveys of baseline forecasts of the U.S. economy. The December 2024 Consensus Scenario projections included, among other things, (i) U.S. Nominal Gross Domestic Product average annualized quarterly growth rates of 3.50% in 2025 and 4.43% in 2026; (ii) average annualized U.S. unemployment rate of 4.36% during 2025 and 4.19% in 2026; (iii) average annualized Texas unemployment rate of 4.21% during 2025 and 3.99% during 2026; (iv) projected average 10 year Treasury rate of 4.23% during 2025 and 4.12% during 2026; and (v) average oil price of $70.88 per barrel during 2025 and $69.96 per barrel during 2026.

66

The overall loan portfolio as of December 31, 2025 increased $1.1 billion, or 5.5%, compared to December 31, 2024. This increase included a $615.3 million, or 19.8%, increase in consumer real estate loans; a $342.3 million, or 3.4%, increase in commercial real estate loans; a $197.4 million, or 3.2%, increase in commercial and industrial loans; and a $16.2 million, or 3.6%, increase in consumer and other loans partly offset by a $34.2 million, or 3.0%, decrease in energy loans

The weighted average risk grade for commercial and industrial loans decreased to 6.44 at December 31, 2025 from 6.64 at December 31, 2024. The decrease was related to a decrease in the weighted-average risk grade of pass grade commercial and industrial loans, which decreased to 6.06 at December 31, 2025 from 6.30 at December 31, 2024 combined with a $39.3 million decrease in higher-risk grade classified loans. Classified loans consist of loans having a risk grade of 11, 12 or 13. The impact of these changes was partly offset by increases in commercial and industrial loans graded as "watch" and "special mention" (together up $127.3 million). The weighted-average risk grade for energy loans increased to 6.16 at December 31, 2025 from 5.58 at December 31, 2024. Pass-grade energy loans decreased $101.1 million while the weighted-average risk grade of such loans increased from 5.51 at December 31, 2024 to 5.86 at December 31, 2025. The increase in the weighted-average risk grade on energy loans was also partly the result of increases in energy loans graded as "watch" and "special mention" (together up $65.0 million). The weighted average risk grade for commercial real estate loans decreased to 7.29 at December 31, 2025 from 7.35 at December 31, 2024. The decrease was primarily related to decreases in commercial real estate loans graded as "watch" and "special mention" (together down $126.6 million) partly offset by an increase in classified commercial real estate loans (up $10.7 million).

As noted above our credit loss models utilized the economic forecasts in the December 2025 Baseline Scenario for our estimated expected credit losses as of December 31, 2025 and the December 2024 Consensus Scenario for our estimate of expected credit losses as of December 31, 2024. We qualitatively adjusted the model results based on these scenarios for various risk factors that are not considered within our modeling processes but are nonetheless relevant in assessing the expected credit losses within our loan pools. These Q-Factor and other qualitative adjustments are discussed below.

Q-Factor adjustments are based upon management judgment and current assessment as to the impact of risks related to changes in lending policies and procedures; economic and business conditions; loan portfolio attributes and credit concentrations; and external factors, among other things, that are not already captured within the modeling inputs, assumptions and other processes. Management assesses the potential impact of such items within a range of severely negative impact to positive impact and adjusts the modeled expected credit loss by an aggregate adjustment percentage based upon the assessment. As a result of this assessment as of December 31, 2025, modeled expected credit losses were adjusted upwards by a weighted-average Q-Factor adjustment of approximately 3.0%, resulting in a $3.2 million total adjustment, compared to approximately 4.1% at December 31, 2024, which resulted in a $3.8 million total adjustment.

We have also provided additional qualitative adjustments, or management overlays, as of December 31, 2025 as management believes there are still significant risks impacting certain categories of our loan portfolio. Q-Factor and other qualitative adjustments as of December 31, 2025 are detailed in the following table.

	Q-Factor Adjustment	Model Overlays	Office Building Overlays	Down-Side Scenario Overlay	Credit Concentration Overlays	Consumer Overlay	Total
Commercial and industrial	$ 1,684	$ —	$ —	$ 15,986	$ 8,036	$ —	$ 25,706
Energy	216	—	—	—	3,432	—	3,648
Commercial real estate:							
Owner occupied	410	27,834	—	—	925	—	29,169
Non-owner occupied	165	33,435	13,451	—	873	—	47,924
Construction and land	50	36,945	2,273	—	496	—	39,764
Consumer real estate	610	—	—	—	—	—	610
Consumer and other	57	—	—	—	—	5,293	5,350
Total	$ 3,192	$ 98,214	$ 15,724	$ 15,986	$ 13,762	$ 5,293	$ 152,171

67

Model overlays are qualitative adjustments to address the effects of risks not captured within our commercial real estate credit loss models. These adjustments are determined based upon minimum reserve ratios for our commercial real estate loans. In the case of our commercial real estate - owner occupied loan portfolio, we determined a minimum reserve ratio is appropriate to address the effect of the model's over-sensitivity to positive changes in certain economic variables. After analysis and benchmarking against peer bank data, we believe the modeled results may be overly optimistic and not appropriately capturing downside risk. As such, we determined that the appropriate forecasted loss rate for our owner-occupied commercial real estate loan portfolio should be more closely aligned with that of our commercial and industrial loan portfolio. In the case of our commercial real estate - non-owner occupied and commercial real estate - construction loan portfolios, we determined minimum reserve ratios are appropriate as we believe the modeled results are not appropriately capturing the downside risk associated with our borrowers' ability to access the capital markets for the sale or refinancing of investor real estate and assets currently under construction. We believe access to capital may be impaired for a significant amount of time. Accordingly, this would require secondary sources of liquidity and capital to support completed projects that may take considerably longer to stabilize than originally underwritten. Furthermore, most of our non-owner occupied and construction loans are originated with floating interest rates. As a result, these borrowers have been significantly impacted by the most recent cycle of rising interest rates as decreases in short-term rates have come at a slower pace. Furthermore, longer-term rates are increasing as investors demand term and risk premiums at the long end of the yield curve. Office building overlays are qualitative adjustments to address longer-term concerns over the utilization of commercial office space which could impact the long-term performance of some types of office properties within our commercial real estate loan portfolio. These adjustments are determined based upon minimum reserve ratios for loans within our commercial real estate - non-owner occupied and commercial real estate - construction loan portfolios that have risk grades of 8 or worse. The down-side scenario overlay is a qualitative adjustment for our commercial and industrial loan portfolio to address the significant risk of economic recession as a result of inflation; elevated interest rates; labor shortages; disruption in financial markets and global supply chains; further oil price volatility; and the current or anticipated impact of global wars/military conflicts, terrorism, or other geopolitical events. Factors such as these are outside of our control but nonetheless affect customer income levels and could alter anticipated customer behavior, including borrowing, repayment, investment, and deposit practices. To determine this qualitative adjustment, we use an alternative, more pessimistic economic scenario to forecast the macroeconomic variables used in our models. As of December 31, 2025, we used the Moody’s Analytics S3 Alternative Scenario Downside - 90th Percentile. In modeling expected credit losses using this scenario, we also assume each non-classified loan within our modeled loan pools is downgraded by one risk grade level. The qualitative adjustment is based upon the amount by which the alternative scenario modeling results exceed those of the primary scenario used in estimating credit loss expense, adjusted based upon management's assessment of the probability that this more pessimistic economic scenario will occur. Credit concentration overlays are qualitative adjustments based upon statistical analysis to address relationship exposure concentrations within our loan portfolio. Variations in loan portfolio concentrations over time cause expected credit losses within our existing portfolio to differ from historical loss experience. Given that the allowance for credit losses on loans reflects expected credit losses within our loan portfolio and the fact that these expected credit losses are uncertain as to nature, timing and amount, management believes that segments with higher concentration risk are more likely to experience a high loss event. Due to the fact that a significant portion of our loan portfolio is concentrated in large credit relationships and because of large, concentrated credit losses in recent years, management made the qualitative adjustments detailed in the table above to address the risk associated with such a relationship deteriorating to a loss event. The consumer overlay is a qualitative adjustment for our consumer and other loan portfolio to address the risk associated with the level of unsecured loans within this portfolio and other risk factors. Unsecured consumer loans have an elevated risk of loss in times of economic stress as these loans lack a secondary source of repayment in the form of hard collateral. This adjustment was determined by analyzing our consumer loan charge-off trends as well as those of the general banking industry. Management deemed it appropriate to consider an additional overlay to the modeled forecasted losses for the unsecured consumer portfolio. 68

As of December 31, 2024, we provided qualitative adjustments, as detailed in the table below. Further information regarding these qualitative adjustments is provided in our 2024 Form 10-K.

	Q-Factor Adjustment	Model Overlays	Office Building Overlays	Down-Side Scenario Overlay	Credit Concentration Overlays	Consumer Overlay	Total
Commercial and industrial	$ 2,067	$ —	$ —	$ 13,732	$ 6,836	$ —	$ 22,635
Energy	159	—	—	—	3,164	—	3,323
Commercial real estate:							
Owner occupied	566	26,699	—	—	1,003	—	28,268
Non-owner occupied	252	34,522	13,365	—	1,186	—	49,325
Construction and land	46	41,232	5,772	—	388	—	47,438
Consumer real estate	620	—	—	—	—	—	620
Consumer and other	95	—	—	—	—	3,000	3,095
Total	$ 3,805	$ 102,453	$ 19,137	$ 13,732	$ 12,577	$ 3,000	$ 154,704

Additional information related to credit loss expense and net (charge-offs) recoveries is presented in the tables below. Also see Note 3 - Loans in the accompanying notes to consolidated financial statements included elsewhere in this report.

	Credit Loss Expense (Benefit)	Net (Charge-Offs) Recoveries	Average Loans	Ratio of Annualized Net (Charge-Offs) Recoveries to Average Loans
2025				
Commercial and industrial	$ 19,936	$ (9,066)	$ 6,148,892	(0.15)%
Energy	504	1,067	1,212,187	0.09
Commercial real estate:				
Owner occupied	557	—	3,916,639	—
Non-owner occupied	3,139	(4,609)	3,767,472	(0.12)
Construction and land	(7,182)	—	2,405,504	—
Consumer real estate	10,777	(4,246)	3,350,573	(0.13)
Consumer and other	16,887	(16,420)	442,764	(3.71)
Total	$ 44,618	$ (33,274)	$ 21,244,031	(0.16)
2024				
Commercial and industrial	$ 24,494	$ (10,931)	$ 6,050,352	(0.18)%
Energy	(8,977)	1,155	1,030,532	0.11
Commercial real estate:				
Owner occupied	3,932	(122)	3,539,775	—
Non-owner occupied	3,328	(3,779)	3,669,767	(0.10)
Construction and land	9,219	29	2,301,699	—
Consumer real estate	9,753	(4,185)	2,748,161	(0.15)
Consumer and other	23,083	(22,844)	460,492	(4.96)
Total	$ 64,832	$ (40,677)	$ 19,800,778	(0.21)
2023				
Commercial and industrial	$ (16,709)	$ (13,522)	$ 5,755,584	(0.23)%
Energy	(1,067)	819	1,017,851	0.08
Commercial real estate:				
Owner occupied	1,196	(210)	3,091,313	(0.01)
Non-owner occupied	23,361	282	3,553,699	0.01
Construction and land	16,332	(664)	1,840,877	(0.04)
Consumer real estate	6,736	(1,202)	2,161,729	(0.06)
Consumer and other	23,012	(19,989)	472,170	(4.23)
Total	$ 52,861	$ (34,486)	$ 17,893,223	(0.19)

69

We recorded a net credit loss expense related to loans totaling $44.6 million in 2025, $64.8 million in 2024 and $52.9 million in 2023. Net credit loss expense/benefit for each portfolio segment reflects the amount needed to adjust the allowance for credit losses allocated to that segment to the level of expected credit losses determined under our allowance methodology after net charge-offs have been recognized. The net credit loss expense related to loans during 2025 primarily reflects an increase in expected credit losses associated with commercial and industrial loans; consumer real estate loans; and energy loans. The increases in expected credit losses were primarily related to increases in modeled expected credit losses for the aforementioned portfolio segments as well as qualitative adjustments and specific allocations for commercial and industrial loans. The net credit loss expense related to loans during 2025 also reflects charge-off trends related to consumer and other loans (primarily overdrafts) and commercial and industrial loans and, to a lesser extent, both commercial and consumer real estate loans. The impact of these items was partly offset by a decrease in expected credit losses associated with commercial real loans; primarily related to decreases in the model overlays and the office building overlays. The ratio of the allowance for credit losses on loans to total loans was 1.29% at December 31, 2025 compared to 1.30% at December 31, 2024. Management believes the recorded amount of the allowance for credit losses on loans is appropriate based upon management’s best estimate of current expected credit losses within the existing portfolio of loans. Should any of the factors considered by management in making this estimate change, our estimate of current expected credit losses could also change, which could affect the level of future credit loss expense related to loans. Allowance for Credit Losses - Off-Balance-Sheet Credit Exposures. The allowance for credit losses on off- balance-sheet credit exposures totaled $51.3 million at December 31, 2025 and $51.9 million at December 31, 2024. The level of the allowance for credit losses on off-balance-sheet credit exposures depends upon the volume of outstanding commitments, underlying risk grades, the expected utilization of available funds and forecasted economic conditions impacting our loan portfolio. The allowance for credit losses on off-balance-sheet credit exposures at December 31, 2024 was also impacted by a $4.3 million specific allocation related to certain unfunded letters of credit for a commercial and industrial borrower that was evaluated for expected credit losses on an individual basis. We recognized a net credit loss benefit related to off-balance-sheet credit exposures totaling $606 thousand in 2025 compared to a net credit loss expense of $153 thousand during 2024 and a net credit loss benefit of $6.8 million during 2023. Further information regarding our policies and methodology used to estimate the allowance for credit losses on off-balance-sheet credit exposures is presented in Note 7 - Off-Balance-Sheet Arrangements, Commitments, Guarantees and Contingencies in the accompanying notes to consolidated financial statements included elsewhere in this report. 70

Securities

The following tables summarize the maturity distribution schedule with corresponding weighted-average yields of securities held to maturity and securities available for sale as of December 31, 2025. Weighted-average yields have been computed on a fully taxable-equivalent basis using a tax rate of 21%. Mortgage-backed securities are included in maturity categories based on their stated maturity date. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Other securities classified as available for sale include stock in the Federal Reserve Bank and the Federal Home Loan Bank, which have no maturity date. These securities have been included in the total column only. Held-to-maturity securities are presented at amortized cost before any allowance for credit losses.

	Within 1 Year		1-5 Years		5-10 Years		After 10 Years		Total	
	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
Held to maturity:										
Residential mortgage-backed securities	$ —	— %	$ 495,067	2.28 %	$ 11,221	2.54 %	$ 607,186	4.96 %	$ 1,113,474	3.74 %
States and political subdivisions	10,585	4.77	28,634	4.14	78,947	3.92	2,198,539	4.67	2,316,705	4.64
Other	—	—	1,500	4.78	—	—	—	—	1,500	4.78
Total	$ 10,585	4.77	$ 525,201	2.38	$ 90,168	3.75	$ 2,805,725	4.73	$ 3,431,679	4.35
Available for sale:										
U.S. Treasury	$ 840,252	2.48 %	$ 1,299,741	1.69 %	$ 176,274	1.29 %	$ 140,250	2.15 %	$ 2,456,517	1.95 %
Residential mortgage-backed securities	63	1.73	9,838	4.75	2,485	5.59	8,109,408	3.75	8,121,794	3.75
States and political subdivisions	240,683	3.50	340,030	3.18	636,221	3.08	4,132,923	4.23	5,349,857	4.00
Other	—	—	—	—	—	—	—	—	42,428	—
Total	$ 1,080,998	2.71	$ 1,649,609	2.00	$ 814,980	2.67	$12,382,581	3.89	$ 15,970,596	3.56

All mortgage-backed securities included in the above tables were issued by U.S. government agencies and corporations. At December 31, 2025, all of the securities in our municipal bond portfolio were issued by the State of Texas or political subdivisions or agencies within the State of Texas, of which approximately 69.7% are either guaranteed by the Texas Permanent School Fund, which has a "triple-A" insurer financial strength rating, or secured by U.S. Treasury securities via defeasance of the debt by the issuers.

The average taxable-equivalent yield on the securities portfolio based on a 21% tax rate was 3.77% in 2025 compared to 3.38% in 2024. Tax-exempt municipal securities totaled 34.1% of average securities in 2025 compared to 35.2% in 2024. The average yield on taxable securities was 3.41% in 2025 compared to 2.92% in 2024, while the average taxable-equivalent yield on tax-exempt securities was 4.52% in 2025 compared to 4.31% in 2024. See the section captioned "Net Interest Income" elsewhere in this discussion.

Deposits

The table below presents the daily average balances of deposits by type and weighted-average rates paid thereon during the years presented:

	2025		2024		2023	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Non-interest-bearing demand deposits	$ 13,924,354		$ 13,841,361		$ 15,339,766	
Interest-bearing deposits:						
Savings and interest checking	9,868,780	0.23 %	9,698,538	0.37 %	10,671,896	0.39 %
Money market accounts	11,849,784	2.22	11,218,814	2.72	11,545,437	2.68
Time accounts	6,568,647	3.77	6,206,345	4.63	3,880,756	4.05
Total interest-bearing deposits	28,287,211	1.89	27,123,697	2.32	26,098,089	1.95
Total deposits	$ 42,211,565	1.26	$ 40,965,058	1.54	$ 41,437,855	1.23

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Average deposits increased $1.2 billion, or 3.0%, in 2025 compared to 2024. The increase was primarily related to interest-bearing deposits which increased $1.2 billion, or 4.3%, primarily due to an increase in money market accounts and to a lesser extent increases in time deposits and savings and interest checking accounts. Average non-interest-bearing demand deposits increased $83.0 million, or 0.6%. The ratio of average interest-bearing deposits to total average deposits was 67.0% in 2025 compared to 66.2% in 2024. The average rates paid on interest-bearing deposits and total deposits were 1.89% and 1.26%, respectively, during 2025 compared to 2.32% and 1.54%, respectively, during 2024. The average rate paid on interest-bearing deposits during 2025 was impacted by decreases in the interest rates we pay on most of our interest-bearing deposit products as a result of decreases in average market interest rates.

Geographic Concentrations. The following table summarizes our average total deposit portfolio, as segregated by the geographic region from which the deposit accounts were originated. Certain accounts, such as correspondent bank deposits and deposits allocated to certain statewide operational units, are recorded at the statewide level.

	2025	Percent of Total	2024	Percent of Total	2023	Percent of Total
San Antonio	$ 12,342,795	29.2 %	$ 12,042,002	29.4 %	$ 12,173,068	29.4 %
Houston	8,195,443	19.4	7,956,461	19.4	7,907,736	19.1
Fort Worth	6,664,885	15.8	6,427,197	15.7	6,816,404	16.4
Austin	5,017,800	11.9	4,923,932	12.0	5,170,579	12.5
Dallas	3,963,695	9.4	3,708,042	9.1	3,505,807	8.5
Gulf Coast	3,214,476	7.6	3,196,107	7.8	3,214,499	7.8
Permian Basin	2,289,161	5.5	2,216,971	5.4	2,139,059	5.2
Statewide	523,310	1.2	494,346	1.2	510,703	1.1
Total	$ 42,211,565	100.0 %	$ 40,965,058	100.0 %	$ 41,437,855	100.0 %

Foreign Deposits. Mexico has historically been considered a part of the natural trade territory of our banking offices. Accordingly, U.S. dollar-denominated foreign deposits from sources within Mexico have traditionally been a significant source of funding. Average deposits from foreign sources, primarily Mexico, totaled $1.2 billion in 2025 and $1.1 billion in 2024.

Brokered Deposits. From time to time, we have obtained interest-bearing deposits through brokered transactions including participation in the Certificate of Deposit Account Registry Service ("CDARS"). Brokered deposits were not significant during the reported periods.

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Capital and Liquidity Capital. Shareholders’ equity totaled $4.6 billion at December 31, 2025 and $3.9 billion at December 31, 2024. In addition to net income of $648.6 million, other sources of capital during 2025 included other comprehensive income, net of tax, of $409.1 million; $24.8 million related to stock-based compensation; and $11.9 million in proceeds from stock option exercises. Uses of capital during 2025 included $262.0 million of dividends paid on preferred and common stock and $157.8 million of treasury stock purchases. The accumulated other comprehensive income/loss component of shareholders’ equity totaled a net, after-tax, unrealized loss of $843.0 million at December 31, 2025 compared to a net, after-tax, unrealized loss of $1.3 billion at December 31, 2024. The decrease in the net, after-tax, unrealized loss was primarily due to a $407.2 million net, after-tax, increase in the fair value of securities available for sale. Under the Basel III Capital Rules, we elected to opt-out of the requirement to include most components of accumulated other comprehensive income in regulatory capital. Accordingly, amounts reported as accumulated other comprehensive income/loss related to securities available for sale, effective cash flow hedges and defined benefit post-retirement benefit plans do not increase or reduce regulatory capital and are not included in the calculation of risk-based capital and leverage ratios. Regulatory agencies for banks and bank holding companies utilize capital guidelines designed to measure capital and take into consideration the risk inherent in both on-balance sheet and off- balance sheet items. See Note 8 - Capital and Regulatory Matters in the accompanying notes to consolidated financial statements included elsewhere in this report. We paid quarterly dividends of $0.95, $1.00, $1.00 and $1.00 per common share during the first, second, third and fourth quarters of 2025, respectively, and quarterly dividends of $0.92, $0.92, $0.95 and $0.95 per common share during the first, second, third and fourth quarters of 2024, respectively. This equates to a dividend payout ratio of 39.8% in 2025 and 40.3% in 2024. The amount of dividend, if any, we may pay may be limited as more fully discussed in Note 8 - Capital and Regulatory Matters in the accompanying notes to consolidated financial statements included elsewhere in this report. Preferred Stock. On November 19, 2020 we issued 150,000 shares, or $150.0 million in aggregate liquidation preference, of our 4.450% Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 and liquidation preference $1,000 per share (“Series B Preferred Stock”). Each share of Series B Preferred Stock issued and outstanding is represented by 40 depositary shares, each representing a 1/40th ownership interest in a share of the Series B Preferred Stock (equivalent to a liquidation preference of $25 per share). Additional details about our preferred stock are included in Note 8 - Capital and Regulatory Matters in the accompanying notes to consolidated financial statements included elsewhere in this report. Purchases of Equity Securities. From time to time, our board of directors has authorized stock repurchase plans. On January 29, 2025, our board of directors authorized a $150.0 million stock repurchase plan (the “2025 Repurchase Plan”), allowing us to repurchase shares of our common stock over a one-year period expiring on January 28, 2026. The 2025 Repurchase Plan was publicly announced in a current report on Form 8-K filed with the SEC on January 30, 2025. Shares repurchased under stock repurchase plans may be repurchased from time to time through a variety of methods, which may include open market purchases, in privately negotiated transactions, block trades, accelerated share repurchase transactions, and/or through other legally permissible means. The timing and amount of any share repurchases is determined by management at its discretion and based on market conditions and other considerations. Share repurchase plans may be suspended or discontinued at any time at our discretion and we are not obligated to purchase any amount of common stock. Stock repurchase plans allow us to proactively manage our capital position and provide management the ability to repurchase shares of our common stock opportunistically in instances where management believes the market price undervalues our company. Such plans also provide us with the ability to repurchase shares of common stock that can be used to satisfy obligations related to stock compensation awards in order to mitigate the dilutive effect of such awards. Under the 2025 Repurchase Plan, we repurchased 1,203,141 shares at a total cost of $150.0 million during 2025. During 2025, we also repurchased 51,340 shares at a total cost of $6.7 million in connection with the vesting of certain share awards. Repurchases made in connection with the vesting of share awards are not associated with any publicly announced stock repurchase plan. Under prior publicly announced stock repurchase plans, we repurchased 489,862 shares at a total cost of $50.0 million during 2024 and 400,868 shares at a total cost of $39.0 million during 2023. Shares repurchased in 73 connection with the vesting of certain share awards totaled 87,775, at a total cost of $10.9 million, in 2024 and 35,897, at a total cost of $3.5 million, in 2023. On January 28, 2026, our board of directors authorized a $300.0 million stock repurchase plan (the “2026 Repurchase Plan”), allowing us to repurchase shares of our common stock over a one-year period expiring on January 27, 2027. This repurchase plan was publicly announced in a current report on Form 8-K filed with the SEC on January 29, 2026. Liquidity. Liquidity measures the ability to meet current and future cash flow needs as they become due. The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits and to take advantage of interest rate market opportunities. The ability of a financial institution to meet its current financial obligations is a function of its balance sheet structure, its ability to liquidate assets and its access to alternative sources of funds. The objective of our liquidity management is to manage cash flow and liquidity reserves so that they are adequate to fund our operations and to meet obligations and other commitments on a timely basis and at a reasonable cost. We seek to achieve this objective and ensure that funding needs are met by maintaining an appropriate level of liquid funds through asset/liability management, which includes managing the mix and time to maturity of financial assets and financial liabilities on our balance sheet. Our liquidity position is enhanced by our ability to raise additional funds as needed in the wholesale markets. Asset liquidity is provided by liquid assets which are readily marketable or pledgeable or which will mature in the near future. Liquid assets include cash, interest-bearing deposits in banks, securities available for sale, maturities and cash flow from securities held to maturity, and federal funds sold and resell agreements. Liability liquidity is provided by access to funding sources which include core deposits and correspondent banks in our natural trade area that maintain accounts with and sell federal funds to Frost Bank, as well as federal funds purchased and repurchase agreements from upstream banks and deposits obtained through financial intermediaries. Our liquidity position is continuously monitored and adjustments are made to the balance between sources and uses of funds as deemed appropriate. Liquidity risk management is an important element in our asset/liability management process. We regularly model liquidity stress scenarios to assess potential liquidity outflows or funding problems resulting from economic disruptions, volatility in the financial markets, unexpected credit events or other significant occurrences deemed problematic by management. These scenarios are incorporated into our contingency funding plan, which provides the basis for the identification of our liquidity needs. Our principal source of funding has been our customer deposits, supplemented by our short-term and long-term borrowings as well as maturities of securities and loan amortization. As of December 31, 2025, we had approximately $8.2 billion held in an interest- bearing account at the Federal Reserve. We also have the ability to borrow funds as a member of the Federal Home Loan Bank (“FHLB”). As of December 31, 2025, based upon available, pledgeable collateral, our total borrowing capacity with the FHLB was approximately $6.9 billion. Furthermore, at December 31, 2025, we had approximately $11.3 billion in securities that were unencumbered by a pledge and could be used to support additional borrowings through repurchase agreements or the Federal Reserve discount window, as needed. As of December 31, 2025, management is not aware of any events that are reasonably likely to have a material adverse effect on our liquidity, capital resources or operations. In addition, management is not aware of any regulatory recommendations regarding liquidity that would have a material adverse effect on us. In the ordinary course of business, we have entered into contractual obligations and have made other commitments to make future payments. Refer to the accompanying notes to consolidated financial statements included elsewhere in this report for the expected timing of such payments as of December 31, 2025. These include payments related to (i) long-term borrowings (Note 6 - Borrowed Funds), (ii) operating leases (Note 4 - Premises and Equipment and Lease Commitments), (iii) time deposits with stated maturity dates (Note 5 - Deposits) and (iv) commitments to extend credit and standby letters of credit (Note 7 - Off-Balance-Sheet Arrangements, Commitments, Guarantees and Contingencies). Since Cullen/Frost is a holding company and does not conduct operations, its primary sources of liquidity are dividends upstreamed from Frost Bank and borrowings from outside sources. Banking regulations may limit the amount of dividends that may be paid by Frost Bank. See Note 8 - Capital and Regulatory Matters in the accompanying notes to consolidated financial statements included elsewhere in this report regarding such dividends. At December 31, 2025, Cullen/Frost had liquid assets, primarily consisting of cash on deposit at Frost Bank, totaling $301.2 million. 74

Regulatory and Economic Policies Our business and earnings are affected by general and local economic conditions and by the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities, among other things. The Federal Reserve Board regulates the supply of money in order to influence general economic conditions. Among the instruments of monetary policy historically available to the Federal Reserve Board are (i) conducting open market operations in United States government obligations, (ii) changing the discount rate on financial institution borrowings, (iii) imposing or changing reserve requirements against financial institution deposits, and (iv) restricting certain borrowings and imposing or changing reserve requirements against certain borrowings by financial institutions and their affiliates. These methods are used in varying degrees and combinations to affect directly the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. For that reason alone, the policies of the Federal Reserve Board have a material effect on our earnings. Governmental policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future; however, we cannot accurately predict the nature, timing or extent of any effect such policies may have on our future business and earnings. Accounting Standards Updates See Note 19 - Accounting Standards Updates in the accompanying notes to consolidated financial statements included elsewhere in this report for details of recently issued accounting pronouncements and their expected impact on our financial statements. 75

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK The disclosures set forth in this item are qualified by Item 1A. Risk Factors and the section captioned “Forward- Looking Statements and Factors that Could Affect Future Results” included in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, of this report, and other cautionary statements set forth elsewhere in this report. Market risk refers to the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, commodity prices, and other relevant market rates and prices, such as equity prices. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows, and future earnings. Due to the nature of our operations, we are primarily exposed to interest rate risk and, to a lesser extent, liquidity risk. Interest rate risk on our balance sheets consists of reprice, option, and basis risks. Reprice risk results from differences in the maturity, or repricing, of asset and liability portfolios. Option risk arises from “embedded options” present in many financial instruments such as loan prepayment options, deposit early withdrawal options and interest rate options. These options allow customers opportunities to benefit when market interest rates change, which typically results in higher costs or lower revenue for us. Basis risk refers to the potential for changes in the underlying relationship between market rates and indices, which subsequently result in a narrowing of the profit spread on an earning asset or liability. Basis risk is also present in administered rate liabilities, such as savings accounts, negotiable order of withdrawal accounts, and money market accounts where historical pricing relationships to market rates may change due to the level or directional change in market interest rates. We seek to avoid fluctuations in our net interest margin and to maximize net interest income within acceptable levels of risk through periods of changing interest rates. Accordingly, our interest rate sensitivity and liquidity are monitored on an ongoing basis by our Asset and Liability Committee (“ALCO”), which oversees market risk management and establishes risk measures, limits and policy guidelines for managing the amount of interest rate risk and its effect on net interest income and capital. A variety of measures are used to provide for a comprehensive view of the magnitude of interest rate risk, the distribution of risk, the level of risk over time and the exposure to changes in certain interest rate relationships. We utilize an earnings simulation model as the primary quantitative tool in measuring the amount of interest rate risk associated with changing market rates. The model quantifies the effects of various interest rate scenarios on projected net interest income and net income over the next 12 months. The model measures the impact on net interest income relative to a flat-rate case scenario of hypothetical fluctuations in interest rates over the next 12 months. These simulations incorporate assumptions regarding balance sheet growth and mix, pricing and the repricing and maturity characteristics of the existing and projected balance sheet. The impact of interest rate derivatives, such as interest rate swaps, caps and floors, is also included in the model. Other interest rate-related risks such as prepayment, basis and option risk are also considered. ALCO continuously monitors and manages the balance between interest rate-sensitive assets and liabilities. The objective is to manage the impact of fluctuating market rates on net interest income within acceptable levels. In order to meet this objective, management may lengthen or shorten the duration of assets or liabilities or enter into derivative contracts to mitigate potential market risk. Our model simulations as of December 31, 2025 indicate that our projected balance sheet is slightly more asset sensitive in comparison to our balance sheet as of December 31, 2024. For modeling purposes, as of December 31, 2025, the model simulations projected that 100 and 200 basis point ratable increases in interest rates would result in positive variances in net interest income of 1.5% and 3.0%, respectively, relative to the flat-rate case over the next 12 months, while 100 and 200 basis point ratable decreases in interest rates would result in a negative variances in net interest income of 1.3% and 3.4%, respectively, relative to the flat-rate case over the next 12 months. For modeling purposes, as of December 31, 2024, the model simulations projected that 100 and 200 basis point ratable increases in interest rates would result in positive variances in net interest income of 1.5% and 2.8%, respectively, relative to the flat-rate case over the next 12 months, while 100 and 200 basis point ratable decreases in interest rates would result in a negative variances in net interest income of 1.1% and 2.2%, respectively, relative to the flat-rate case over the next 12 months. 76

We do not currently pay interest on a significant portion of our commercial demand deposits. Any interest rate that would ultimately be paid on these commercial demand deposits would likely depend upon a variety of factors, some of which are beyond our control. Our December 31, 2025 and December 31, 2024 model simulations did not assume any payment of interest on commercial demand deposits (those not already receiving an earnings credit). Management believes, based on our experience during the last interest rate cycle, that it is less likely we will pay interest on these deposits as rates increase. As of December 31, 2025, the effects of a 200 basis point increase and a 200 basis point decrease in interest rates on our derivative holdings would not result in a significant variance in our net interest income. The effects of hypothetical fluctuations in interest rates on our securities classified as “trading” under ASC Topic 320, “Investments - Debt and Equity Securities” are not significant, and, as such, separate quantitative disclosure is not presented. 77

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA Report of Independent Registered Public Accounting Firm To the Shareholders and the Board of Directors of Cullen/Frost Bankers, Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Cullen/Frost Bankers, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 5, 2026 expressed an unqualified opinion thereon. Basis for Opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. 78

Allowances for Credit Losses Description of the Matter The Company’s loan portfolio totaled $21.9 billion as of December 31, 2025 and the associated allowance for credit losses on loans was $ 281.5 million. The Company’s unfunded loan commitments totaled $ 12.9 billion, with an associated allowance for credit loss of $ 51.3 million. Together these amounts represent the allowances for credit losses (“ACL”). As discussed in Notes 1, and 3 to the consolidated financial statements, in the cases of loans, the allowance for credit losses is a contra-asset valuation account, calculated in accordance with ASC 326, that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. As discussed in Notes 1, 3, and 7 to the consolidated financial statements, in the case of unfunded loan commitments, the allowance for credit losses is a liability account, calculated in accordance with ASC 326, reported as a component of accrued interest payable and other liabilities. The amount of each allowance account represented management’s best estimate of current expected credit losses on these financial instruments considering all available information, from internal and external sources, relevant to assessing exposure to credit loss over the contractual term of the instrument. In calculating the allowance for credit losses, most loans were segmented into pools based upon similar characteristics and risk profiles. For each loan pool, management measured expected credit losses over the life of each loan utilizing a combination of models which measured probability of default (“PD”), probability of attrition (“PA”), loss given default (“LGD”), and exposure at default (“EAD”). Modeled expected credit losses were calculated as the product of PD (adjusted for attrition), LGD, and EAD. PD and PA were estimated by analyzing internally sourced data related to historical performance of each loan pool over a complete economic cycle. PD and PA were adjusted to reflect the current impact of certain macroeconomic variables as well as their expected changes over a reasonable and supportable forecast period. After the reasonable and supportable forecast period, the forecasted macroeconomic variables were reverted to their historical mean utilizing a rational, systematic basis. The LGD was based on historical recovery averages for each loan pool, adjusted to reflect the current impact of certain macroeconomic variables as well as their expected changes over the reasonable and supportable forecast period. EAD was estimated using a linear regression model that estimates the average percentage of the loan balance that remains at the time of default. In some cases, management determined that an individual loan exhibited unique risk characteristics which differentiated the loan from other loans with the identified loan pools. In such cases, the loans were evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. Management qualitatively adjusted model results for risk factors that were not considered within the modeling processes but were nonetheless relevant in assessing the expected credit losses within the loan pools. These qualitative factor adjustments modified management’s estimate of expected credit losses by a calculated percentage or amount based upon the estimated level of risk. Auditing management’s estimate of the ACL involved a high degree of subjectivity due to the nature of the qualitative factor adjustments included in the allowances for credit losses and complexity due to the utilization of the PD, PA, LGD, and EAD models (the “Models”). Management’s identification and measurement of the qualitative factor adjustments is highly judgmental and could have a significant effect on the ACL. How We Addressed the Matter in Our Audit We obtained an understanding of the Company’s process for establishing the ACL, including the utilization of Models and the qualitative factor adjustments of the ACL. We evaluated the design and tested the operating effectiveness of related controls over the reliability and accuracy of data used to calculate and estimate the various components of the ACL, the accuracy of the calculation of the ACL, management’s review and approval of methodologies used to establish the ACL, validation procedures over the Models, analysis of changes in various components of the ACL relative to changes in the Company’s loan portfolio and economy and evaluation of the overall reasonableness and appropriateness of the ACL. In doing so, we tested the operating effectiveness of review and approval controls in the Company’s governance process designed to identify and assess the qualitative factor adjustments which is meant to measure expected credit losses associated with factors not captured fully in the other components of the ACL. To test the reasonableness of the qualitative factor adjustments, we performed audit procedures that included, among others testing the appropriateness of the methodologies used by the Company to estimate the ACL, testing the completeness and accuracy of data and information used by the Company in estimating the components of the ACL, assessing the reasonableness of the Models, evaluating the appropriateness of assumptions used in estimating the qualitative factor adjustments, analyzing the changes in assumptions and various components of the ACL 79 relative to changes in the Company’s loan portfolio and the economy and evaluating the appropriateness and level of the qualitative factor adjustments. For example, we 1) evaluated the inherent limitations of the Company’s modeled components of the ACL and hence the need for and levels of the qualitative factor adjustments; 2) involved modeling specialists to test the appropriateness of the design and operation of the Models; 3) analyzed the changes, assumptions and modifications made to the qualitative factor adjustments; and 4) evaluated the appropriateness and completeness of risk factors used in determining the amount of the qualitative factor adjustments. We also evaluated the data and information utilized by management to estimate the qualitative factor adjustments by independently obtaining internal and external data and information to assess the appropriateness of the data and information used by management and to consider the existence of new and potentially contradictory information used. In addition, we evaluated the overall ACL amounts, inclusive of the adjustments for the qualitative factor adjustments, and whether the amount appropriately reflects losses expected in the loan portfolio as of the consolidated balance sheet date by comparing the overall ACL to those established by similar banking institutions with similar loan portfolios. We also reviewed subsequent events and transactions and considered whether they corroborate or contradict the Company’s conclusion. We have served as the Company’s auditor since 1969. San Antonio, Texas February 5, 2026 80

Cullen/Frost Bankers, Inc. Consolidated Balance Sheets (Dollars in thousands, except per share amounts) December 31, 2025 2024 Assets: Cash and due from banks $ 681,325 $ 722,906 Interest-bearing deposits 8,183,080 9,495,777 Federal funds sold — 5,925 Resell agreements 9,650 9,650 Total cash and cash equivalents 8,874,055 10,234,258 Securities held to maturity, net of allowance for credit losses of $500 at 2025 and $310 at 2024 3,431,179 3,533,775 Securities available for sale, at estimated fair value 15,970,596 15,043,625 Trading account securities 37,604 33,910 Loans, net of unearned discounts 21,891,812 20,754,813 Less: Allowance for credit losses on loans (281,495) (270,151) Net loans 21,610,317 20,484,662 Premises and equipment, net 1,313,225 1,245,377 Accrued interest receivable and other assets 1,804,448 1,944,652 Total assets $ 53,041,424 $ 52,520,259 Liabilities: Deposits: Non-interest-bearing demand deposits $ 14,143,815 $ 14,441,820 Interest-bearing deposits 28,774,049 28,280,928 Total deposits 42,917,864 42,722,748 Federal funds purchased 18,775 21,975 Repurchase agreements 4,525,855 4,342,941 Junior subordinated deferrable interest debentures, net of unamortized issuance costs 123,242 123,184 Subordinated notes, net of unamortized issuance costs 99,804 99,648 Accrued interest payable and other liabilities 782,848 1,311,175 Total liabilities 48,468,388 48,621,671 Shareholders’ Equity: Preferred stock, par value $0.01 per share; 10,000,000 shares authorized; 150,000 Series B shares ($1,000 liquidation preference) issued in 2025 and 2024 145,452 145,452 Common stock, par value $0.01 per share; 210,000,000 shares authorized; 64,404,582 shares issued in both 2025 and 2024 644 644 Additional paid-in capital 1,100,327 1,075,572 Retained earnings 4,309,171 3,951,482 Accumulated other comprehensive income (loss), net of tax (842,951) (1,252,004) Treasury stock, at cost; 1,117,394 shares in 2025 and 207,150 in 2024 (139,607) (22,558) Total shareholders’ equity 4,573,036 3,898,588 Total liabilities and shareholders’ equity $ 53,041,424 $ 52,520,259 See accompanying Notes to Consolidated Financial Statements. 81

Cullen/Frost Bankers, Inc. Consolidated Statements of Income (Dollars in thousands, except per share amounts) Year Ended December 31, 2025 2024 2023 Interest income: Loans, including fees $ 1,383,694 $ 1,375,442 $ 1,189,377 Securities: Taxable 488,257 396,224 406,289 Tax-exempt 239,259 218,177 240,131 Interest-bearing deposits 308,751 397,414 376,010 Federal funds sold 196 270 1,288 Resell agreements 590 3,110 4,621 Total interest income 2,420,747 2,390,637 2,217,716 Interest expense: Deposits 533,265 629,107 508,255 Federal funds purchased 1,079 1,556 1,524 Repurchase agreements 137,908 141,833 135,969 Junior subordinated deferrable interest debentures 7,689 8,872 8,647 Subordinated notes 4,657 4,657 4,657 Total interest expense 684,598 786,025 659,052 Net interest income 1,736,149 1,604,612 1,558,664 Credit loss expense 44,202 64,985 46,171 Net interest income after credit loss expense 1,691,947 1,539,627 1,512,493 Non-interest income: Trust and investment management fees 177,097 165,270 153,315 Service charges on deposit accounts 121,572 106,230 93,504 Insurance commissions and fees 65,502 61,269 58,271 Interchange and card transaction fees 22,858 21,017 19,419 Other charges, commissions and fees 57,511 53,348 49,026 Net gain (loss) on securities transactions (850) (96) 66 Other 55,405 52,060 54,941 Total non-interest income 499,095 459,098 428,542 Non-interest expense: Salaries and wages 674,647 621,394 547,718 Employee benefits 146,101 122,446 115,306 Net occupancy 136,940 128,751 124,396 Technology, furniture and equipment 165,744 148,487 135,286 Deposit insurance 18,752 37,269 76,589 Other 277,156 244,411 229,367 Total non-interest expense 1,419,340 1,302,758 1,228,662 Income before income taxes 771,702 695,967 712,373 Income taxes 123,145 113,425 114,400 Net income 648,557 582,542 597,973 Preferred stock dividends 6,675 6,675 6,675 Net income available to common shareholders $ 641,882 $ 575,867 $ 591,298 Earnings per common share: Basic $ 9.92 $ 8.88 $ 9.11 Diluted 9.92 8.87 9.10 See accompanying Notes to Consolidated Financial Statements. 82

Cullen/Frost Bankers, Inc. Consolidated Statements of Comprehensive Income (Dollars in thousands) Year Ended December 31, 2025 2024 2023 Net income $ 648,557 $ 582,542 $ 597,973 Other comprehensive income (loss), before tax: Securities available for sale and transferred securities: Change in net unrealized gain/loss during the period 514,556 (171,662) 277,926 Change in net unrealized gain on securities transferred to held to maturity (521) (629) (649) Reclassification adjustment for net (gains) losses included in net income 850 96 (66) Total securities available for sale and transferred securities 514,885 (172,195) 277,211 Defined-benefit post-retirement benefit plans: Change in the net actuarial gain/loss 1,665 2,439 9,278 Reclassification adjustment for net amortization of actuarial gain/loss included in net income as a component of net periodic cost (benefit) 1,239 1,673 3,479 Total defined-benefit post-retirement benefit plans 2,904 4,112 12,757 Other comprehensive income (loss), before tax 517,789 (168,083) 289,968 Deferred tax expense (benefit) 108,736 (35,298) 60,893 Other comprehensive income (loss), net of tax 409,053 (132,785) 229,075 Comprehensive income (loss) $ 1,057,610 $ 449,757 $ 827,048 See accompanying Notes to Consolidated Financial Statements. 83

Cullen/Frost Bankers, Inc.
Consolidated Statement of Changes in Shareholders' Equity
(Dollars in thousands, except per share amounts)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Treasury Stock	Total
Balance at January 1, 2023	$145,452	$ 643	$1,029,756	$3,309,671	$ (1,348,294)	$ —	$3,137,228
Net income	—	—	—	597,973	—	—	597,973
Other comprehensive income, net of tax	—	—	—	—	229,075	—	229,075
Stock option exercises/stock unit conversions (267,357 shares)	—	1	1,463	(10,958)	—	18,793	9,299
Stock-based compensation expense recognized in earnings	—	—	24,590	—	—	—	24,590
Purchase of treasury stock (436,765 shares)	—	—	—	—	—	(42,720)	(42,720)
Cash dividends – Series B preferred stock (approximately $44.50 per share which is equivalent to approximately $1.11 per depositary share)	—	—	—	(6,675)	—	—	(6,675)
Cash dividends – common stock ($3.58 per share)	—	—	—	(232,323)	—	—	(232,323)
Balance at December 31, 2023	145,452	644	1,055,809	3,657,688	(1,119,219)	(23,927)	3,716,447
Net income	—	—	—	582,542	—	—	582,542
Other comprehensive income, net of tax	—	—	—	—	(132,785)	—	(132,785)
Stock option exercises/stock unit conversions (589,782 shares)	—	—	—	(39,627)	—	62,270	22,643
Stock-based compensation expense recognized in earnings	—	—	19,763	—	—	—	19,763
Purchase of treasury stock (577,637 shares)	—	—	—	—	—	(60,901)	(60,901)
Cash dividends – Series B preferred stock (approximately $44.50 per share which is equivalent to approximately $1.11 per depositary share)	—	—	—	(6,675)	—	—	(6,675)
Cash dividends – common stock ($3.74 per share)	—	—	—	(242,446)	—	—	(242,446)
Balance at December 31, 2024	145,452	644	1,075,572	3,951,482	(1,252,004)	(22,558)	3,898,588
Net income	—	—	—	648,557	—	—	648,557
Other comprehensive income, net of tax	—	—	—	—	409,053	—	409,053
Stock option exercises/stock unit conversions (344,237 shares)	—	—	—	(28,837)	—	40,783	11,946
Stock-based compensation expense recognized in earnings	—	—	24,755	—	—	—	24,755
Purchase of treasury stock (1,254,481 shares)	—	—	—	—	—	(157,832)	(157,832)
Cash dividends – Series B preferred stock (approximately $44.50 per share which is equivalent to approximately $1.11 per depositary share)	—	—	—	(6,675)	—	—	(6,675)
Cash dividends – common stock ($3.95 per share)	—	—	—	(255,356)	—	—	(255,356)
Balance at December 31, 2025	$145,452	$ 644	$1,100,327	$4,309,171	$ (842,951)	$(139,607)	$4,573,036

See accompanying Notes to Consolidated Financial Statements

84

Cullen/Frost Bankers, Inc. Consolidated Statements of Cash Flows (Dollars in thousands) Year Ended December 31, 2025 2024 2023 Operating Activities: Net income $ 648,557 $ 582,542 $ 597,973 Adjustments to reconcile net income to net cash from operating activities: Credit loss expense 44,202 64,985 46,171 Deferred tax expense (benefit) 5,372 (11,600) (14,829) Accretion of loan discounts (26,624) (23,951) (17,724) Securities premium amortization (discount accretion), net 39,600 45,213 63,893 Net (gain) loss on securities transactions 850 96 (66) Depreciation and amortization 87,785 82,817 76,442 Net (gain) loss on sale/exchange/write-down of assets/foreclosed assets (3,031) (141) 750 Stock-based compensation 24,755 19,763 24,590 Net tax benefit from stock-based compensation 2,265 3,795 894 Earnings on life insurance policies (3,940) (3,745) (2,944) Net change in: Trading account securities (3,694) (3,644) (2,220) Lease right-of-use assets 24,832 25,264 23,573 Accrued interest receivable and other assets (7,669) 259,142 (232,665) Accrued interest payable and other liabilities (559,281) (51,004) (84,993) Net cash from operating activities 273,979 989,532 478,845 Investing Activities: Securities held to maturity: Purchases (1,500) — (1,147,624) Maturities, calls and principal repayments 100,314 81,750 162,142 Securities available for sale: Purchases (21,495,449) (17,899,779) (19,124,336) Sales 45,372 123,254 1,904,067 Maturities, calls and principal repayments 21,021,849 19,600,708 19,103,872 Proceeds from sale of loans 14,119 3,323 15,851 Net change in loans (1,158,427) (1,966,111) (1,701,895) Net cash paid in insurance agency asset acquisitions — (703) — Benefits received on life insurance policies 2,479 1,823 1,937 Proceeds from sales of premises and equipment 960 25 1,282 Purchases of premises and equipment (146,652) (127,776) (158,630) Proceeds from sales of repossessed properties 15,840 2,607 583 Net cash from investing activities (1,601,095) (180,879) (942,751) Financing Activities: Net change in deposits 195,116 802,180 (2,033,628) Net change in short-term borrowings 179,714 223,528 (570,903) Proceeds from stock option exercises 11,946 22,643 9,299 Purchase of treasury stock (157,832) (60,901) (42,720) Cash dividends paid on preferred stock (6,675) (6,675) (6,675) Cash dividends paid on common stock (255,356) (242,446) (232,323) Net cash from financing activities (33,087) 738,329 (2,876,950) Net change in cash and cash equivalents (1,360,203) 1,546,982 (3,340,856) Cash and cash equivalents at beginning of year 10,234,258 8,687,276 12,028,132 Cash and cash equivalents at end of year $ 8,874,055 $ 10,234,258 $ 8,687,276 See accompanying Notes to Consolidated Financial Statements. 85

Cullen/Frost Bankers, Inc. Notes To Consolidated Financial Statements (Table amounts in thousands, except share and per share amounts) Note 1 - Summary of Significant Accounting Policies Nature of Operations. Cullen/Frost Bankers, Inc. (“Cullen/Frost”) is a financial holding company and a bank holding company headquartered in San Antonio, Texas that provides, through its subsidiaries, a broad array of products and services throughout numerous Texas markets. The terms “Cullen/Frost,” “the Corporation,” “we,” “us” and “our” mean Cullen/Frost Bankers, Inc. and its subsidiaries, when appropriate. In addition to general commercial and consumer banking, other products and services offered include trust and investment management, insurance, brokerage, mutual funds, leasing, treasury management, capital markets advisory and item processing. Basis of Presentation. The consolidated financial statements include the accounts of Cullen/Frost and all other entities in which Cullen/Frost has a controlling financial interest. All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and financial reporting policies we follow conform, in all material respects, to accounting principles generally accepted in the United States and to general practices within the financial services industry. We determine whether we have a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (“VIE”) under accounting principles generally accepted in the United States. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity’s activities. We consolidate voting interest entities in which we have all, or at least a majority of, the voting interest. As defined in applicable accounting standards, VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. Our wholly owned subsidiary, Cullen/Frost Capital Trust II, is a VIE for which we are not the primary beneficiary and, as such, its accounts are not included in our consolidated financial statements. Nonetheless, under the Basel III Capital Rules, trust preferred securities may be included as a component of Tier 2 capital on a permanent basis without phase-out. Acquisitions are accounted for using the purchase method with the operating results of the acquired companies included with our results of operations since their respective dates of acquisition. We have evaluated subsequent events for potential recognition and/or disclosure through the date these consolidated financial statements were issued. Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. The allowance for credit losses on loans and off- balance-sheet credit exposures, the fair values of financial instruments and the status of contingencies are particularly subject to change. Concentrations and Restrictions on Cash and Cash Equivalents. We maintain deposits with other financial institutions in amounts that exceed federal deposit insurance coverage. Furthermore, federal funds sold are essentially uncollateralized loans to other financial institutions. Management regularly evaluates the credit risk associated with the counterparties to these transactions and believes that we are not exposed to any significant credit risks on cash and cash equivalents. As of December 31, 2025 and 2024, we had $11.2 million and $350 thousand in cash collateral on deposit with other financial institution counterparties to derivative transactions. 86

Cash Flow Reporting. Cash and cash equivalents include cash, deposits with other financial institutions that have an initial maturity of less than 90 days when acquired by us, federal funds sold and resell agreements. Net cash flows are reported for loans, deposit transactions and short-term borrowings. Additional cash flow information was as follows. Year Ended December 31, 2025 2024 2023 Cash paid for: Interest $ 697,731 $ 788,377 $ 616,274 U.S. federal income taxes, net of refunds received 110,500 121,986 117,986 State income/franchise taxes, net of refunds received 1,806 1,910 719 Significant non-cash transactions: Unsettled securities transactions 20,716 501,587 1,452 Loans foreclosed and transferred to other real estate owned and foreclosed assets 659 19,297 — Right-of-use lease assets obtained in exchange for lessee operating lease liabilities 13,728 15,044 15,259 Repurchase/Resell Agreements. We purchase certain securities under agreements to resell. The amounts advanced under these agreements represent short-term loans and are reflected as assets in the accompanying consolidated balance sheets. The securities underlying these agreements are book-entry securities. We also sell certain securities under agreements to repurchase. The agreements are treated as collateralized financing transactions and the obligations to repurchase securities sold are reflected as a liability in the accompanying consolidated balance sheets. The dollar amount of the securities underlying the agreements remains in the asset accounts. Securities. Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them until maturity. Securities to be held for indefinite periods of time are classified as available for sale and carried at fair value, with the unrealized holding gains and losses (those for which no allowance for credit losses are recorded) reported as a component of other comprehensive income, net of tax. Securities held for resale in anticipation of short-term market movements are classified as trading and are carried at fair value, with changes in unrealized holding gains and losses included in income. Management determines the appropriate classification of securities at the time of purchase. Securities with limited marketability, such as stock in the Federal Reserve Bank and the Federal Home Loan Bank, are carried at cost. Interest income on securities includes amortization of purchase premiums and discounts. Premiums and discounts on securities are generally amortized using the interest method with a constant effective yield without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Premiums on callable securities are amortized to their earliest call date. A security is placed on non-accrual status if (i) principal or interest has been in default for a period of 90 days or more or (ii) full payment of principal and interest is not expected. Interest accrued but not received for a security placed on non-accrual status is reversed against interest income. Gains and losses on sales are recorded on the trade date and are derived from the amortized cost of the security sold. Loans. Loans are reported at the principal balance outstanding net of unearned discounts. Interest income on loans is reported on the level-yield method and includes amortization of deferred loan fees and costs over the terms of the individual loans to which they relate, or, in certain cases, over the average expected term for loans where deferred fees and costs are accounted for on a pooled basis. Net loan commitment fees or costs for commitment periods greater than one year are deferred and amortized into fee income or other expense on a straight-line basis over the commitment period. Income on direct financing leases is recognized on a basis that achieves a constant periodic rate of return on the outstanding investment. Further information regarding our accounting policies related to past due loans, non-accrual loans, and loan modifications to borrowers experiencing financial difficulty is presented in Note 3 - Loans. Allowance For Credit Losses - Held-to-Maturity Securities. The allowance for credit losses on held-to-maturity securities is a contra-asset valuation account, calculated in accordance with Accounting Standards Codification (“ASC”) Topic 326 (“ASC 326”), that is deducted from the amortized cost basis of held-to-maturity securities to present management's best estimate of the net amount expected to be collected. Held-to-maturity securities are charged-off against the allowance when deemed uncollectible by management. Adjustments to the allowance are reported in our income statement as a component of credit loss expense. Management measures expected credit 87 losses on held-to-maturity securities on a collective basis by major security type with each type sharing similar risk characteristics and considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Management has made the accounting policy election to exclude accrued interest receivable on held-to-maturity securities from the estimate of credit losses. Further information regarding our policies and methodology used to estimate the allowance for credit losses on held-to-maturity securities is presented in Note 2 - Securities. Allowance For Credit Losses - Available-for-Sale Securities. For available-for-sale securities in an unrealized loss position, we first assess whether (i) we intend to sell or (ii) it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either case is affirmative, any previously recognized allowances are charged-off and the security's amortized cost is written down to fair value through income. If neither case is affirmative, the security is evaluated to determine whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Adjustments to the allowance are reported in our income statement as a component of credit loss expense. Management has made the accounting policy election to exclude accrued interest receivable on available-for-sale securities from the estimate of credit losses. Available-for-sale securities are charged-off against the allowance or, in the absence of any allowance, written down through income when deemed uncollectible by management or when either of the aforementioned criteria regarding intent or requirement to sell is met. Allowance for Credit Losses - Loans. The allowance for credit losses on loans is a contra-asset valuation account, calculated in accordance with ASC 326, that is deducted from the amortized cost basis of loans to present management's best estimate of the net amount expected to be collected. Loans are charged-off against the allowance when deemed uncollectible by management. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Adjustments to the allowance are reported in our income statement as a component of credit loss expense. Management has made the accounting policy election to exclude accrued interest receivable on loans from the estimate of credit losses. Further information regarding our policies and methodology used to estimate the allowance for credit losses on loans is presented in Note 3 - Loans. Allowance For Credit Losses - Off-Balance-Sheet Credit Exposures. The allowance for credit losses on off- balance-sheet credit exposures is a liability account, calculated in accordance with ASC 326, representing expected credit losses over the contractual period for which we are exposed to credit risk resulting from a contractual obligation to extend credit. No allowance is recognized if we have the unconditional right to cancel the obligation. The allowance is reported as a component of accrued interest payable and other liabilities in our consolidated balance sheets. Adjustments to the allowance are reported in our income statement as a component of credit loss expense. Further information regarding our policies and methodology used to estimate the allowance for credit losses on off-balance-sheet credit exposures is presented in Note 7 - Off-Balance-Sheet Arrangements, Commitments, Guarantees and Contingencies. Premises and Equipment. Land is carried at cost. Building and improvements, and furniture and equipment are carried at cost, less accumulated depreciation, computed principally by the straight-line method based on the estimated useful lives of the related property. Leasehold improvements are generally depreciated over the lesser of the term of the respective leases or the estimated useful lives of the improvements. We lease certain office facilities and office equipment under operating leases. We also own certain office facilities which we lease to outside parties under operating lessor leases; however, such leases are not significant. For operating leases other than those considered to be short-term, we recognize lease right-of-use assets and related lease liabilities. Such amounts are reported as components of premises and equipment and accrued interest payable and other liabilities, respectively, on our accompanying consolidated balance sheet. We do not recognize short-term operating leases on our balance sheet. A short-term operating lease has an original term of 12 months or less and does not have a purchase option that is likely to be exercised. 88

In recognizing lease right-of-use assets and related lease liabilities, we account for lease and non-lease components (such as taxes, insurance, and common area maintenance costs) separately as such amounts are generally readily determinable under our lease contracts. Lease payments over the expected term are discounted using our incremental borrowing rate referenced to the Federal Home Loan Bank Secure Connect advance rates for borrowings of similar term. We also consider renewal and termination options in the determination of the term of the lease. If it is reasonably certain that a renewal or termination option will be exercised, the effects of such options are included in the determination of the expected lease term. Generally, we cannot be reasonably certain about whether or not we will renew a lease until such time the lease is within the last two years of the existing lease term. However, renewal options related to our regional headquarters facilities, operations centers and ground leases are evaluated on a case-by-case basis, typically in advance of such time frame. When we are reasonably certain that a renewal option will be exercised, we measure/remeasure the right-of-use asset and related lease liability using the lease payments specified for the renewal period or, if such amounts are unspecified, we generally assume an increase (evaluated on a case-by-case basis in light of prevailing market conditions) in the lease payment over the final period of the existing lease term. Foreclosed Assets. Assets acquired through or instead of loan foreclosure are held for sale and are initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. Write-downs occurring at acquisition are charged against the allowance for credit losses on loans. Foreclosed assets are included in other assets in the accompanying consolidated balance sheets and totaled $1.3 million and $14.1 million at December 31, 2025 and 2024. Regulatory guidelines require us to reevaluate the fair value of foreclosed assets on at least an annual basis. Our policy is to comply with the regulatory guidelines. If the fair value of the asset declines, a write-down is recorded through other non-interest expense along with other expenses related to maintaining the properties. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in economic conditions. There were no write-downs of foreclosed assets in 2025, 2024, or 2023. There were no significant concentrations of any properties, to which the aforementioned write-downs relate, in any single geographic region. Revenue Recognition. In general, for revenue not associated with financial instruments, guarantees and lease contracts, we apply the following steps when recognizing revenue from contracts with customers: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when a performance obligation is satisfied. Our contracts with customers are generally short term in nature, typically due within one year or less or cancellable by us or our customer upon a short notice period. Performance obligations for our customer contracts are generally satisfied at a single point in time, typically when the transaction is complete, or over time. For performance obligations satisfied over time, we primarily use the output method, directly measuring the value of the products/ services transferred to the customer, to determine when performance obligations have been satisfied. We typically receive payment from customers and recognize revenue concurrent with the satisfaction of our performance obligations. In most cases, this occurs within a single financial reporting period. For payments received in advance of the satisfaction of performance obligations, revenue recognition is deferred until such time as the performance obligations have been satisfied. In cases where we have not received payment despite satisfaction of our performance obligations, we accrue an estimate of the amount due in the period our performance obligations have been satisfied. For contracts with variable components, only amounts for which collection is probable are accrued. We generally act in a principal capacity, on our own behalf, in most of our contracts with customers. In such transactions, we recognize revenue and the related costs to provide our services on a gross basis in our financial statements. In some cases, we act in an agent capacity, deriving revenue through assisting other entities in transactions with our customers. In such transactions, we recognize revenue and the related costs to provide our services on a net basis in our financial statements. These transactions recognized on a net basis primarily relate to insurance and brokerage commissions and fees derived from our customers' use of various interchange and ATM/ debit card networks. Share-Based Payments. Compensation expense for stock options, non-vested stock awards/stock units and deferred stock units is based on the fair value of the award on the measurement date, which, for us, is the date of the grant and is recognized ratably over the service period of the award. Compensation expense for performance stock units is based on the fair value of the award on the measurement date, which, for us, is the date of the grant and is recognized over the service period of the award based upon the probable number of units expected to vest. The fair value of stock options is estimated using a binomial lattice-based valuation model. The fair value of non-vested stock awards/stock units and deferred stock units is generally the market price of our stock on the date of grant. The 89 fair value of performance stock units is generally the market price of our stock on the date of grant discounted by the present value of the dividends expected to be paid on our common stock during the service period of the award because dividend equivalent payments on performance stock units are deferred until such time that the units vest and shares are issued. The impact of forfeitures of share-based payment awards on compensation expense is recognized as forfeitures occur. Advertising Costs. Advertising costs are expensed as incurred. Income Taxes. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities (excluding deferred tax assets and liabilities related to business combinations or components of other comprehensive income). Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. Interest and/or penalties related to income taxes are reported as a component of income tax expense. The income tax effects related to settlements of share-based payment awards are reported in earnings as an increase (or decrease) to income tax expense. See Note 12 - Income Taxes. We file a consolidated income tax return with our subsidiaries. Federal income tax expense or benefit has been allocated to subsidiaries on a separate return basis. Basic and Diluted Earnings Per Common Share. Earnings per common share is computed using the two-class method prescribed under ASC Topic 260, “Earnings Per Share.” ASC 260 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. We have determined that our outstanding non-vested stock units and deferred stock units are participating securities. Under the two-class method, basic earnings per common share is computed by dividing net earnings allocated to common stock by the weighted-average number of common shares outstanding during the applicable period, excluding outstanding participating securities. Diluted earnings per common share is computed using the weighted- average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method. A reconciliation of the weighted-average shares used in calculating basic earnings per common share and the weighted average common shares used in calculating diluted earnings per common share for the reported periods is provided in Note 9 - Earnings Per Common Share. Comprehensive Income. Comprehensive income includes all changes in shareholders’ equity during a period, except those resulting from transactions with shareholders. Besides net income, other components of our comprehensive income include the after tax effect of changes in the net unrealized gain/loss on securities available for sale, changes in the net unrealized gain on securities transferred to held to maturity and changes in the net actuarial gain/loss on defined benefit post-retirement benefit plans. See Note 13 - Other Comprehensive Income (Loss). Derivative Financial Instruments. Our hedging policies permit the use of various derivative financial instruments to manage interest rate risk or to hedge specified assets and liabilities. All derivatives are recorded at fair value on our balance sheet. Derivatives executed with the same counterparty are generally subject to master netting arrangements, however, fair value amounts recognized for derivatives and fair value amounts recognized for the right/obligation to reclaim/return cash collateral are not offset for financial reporting purposes. We may be required to recognize certain contracts and commitments as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative. To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the derivative contract. While the assessment of hedge effectiveness is foremost based on the objective of our underlying risk management strategies for a particular hedge, we generally consider a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. If derivative instruments are designated as hedges of fair values, and such hedges are highly effective, both the change in the fair value of the hedge and the hedged item are included in current earnings. 90

Fair value adjustments related to highly effective cash flow hedges are recorded in other comprehensive income and are reclassified to earnings when the hedged transaction is reflected in earnings. Actual cash receipts and/or payments and related accruals on derivatives related to hedges are recorded as adjustments to the interest income or interest expense associated with the hedged item. During the life of the hedge, we formally assess whether derivatives designated as hedging instruments continue to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively. At such time, previous adjustments to the carrying value of the hedged item are reversed into current earnings and the derivative instrument is reclassified to a trading position recorded at fair value.

Fair Value Measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and our creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. See Note 16 - Fair Value Measurements.

Transfers of Financial Assets. Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from us, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) we do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies. Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Trust Assets. Assets of our trust department, other than cash on deposit at Frost Bank, are not included in the accompanying financial statements because they are not our assets.

Accounting Changes, Reclassifications and Restatements. Certain items in prior financial statements have been reclassified to conform to the current presentation. We adopted ASU No. 2023-09, *"Income Taxes (Topic 740): Improvements to Income Tax Disclosures"* for our annual financial statements in 2025. See Note 12 - Income Taxes.

Note 2 - Securities

Securities - Held to Maturity. A summary of the amortized cost, fair value and allowance for credit losses related to securities held to maturity as of December 31, 2025 and 2024 is presented below.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Allowance for Credit Losses	Net Carrying Amount
December 31, 2025						
Residential mortgage-backed securities	$ 1,113,474	$ 5,952	$ 29,220	$ 1,090,206	$ —	$ 1,113,474
States and political subdivisions	2,316,705	10,089	123,068	2,203,726	(500)	2,316,205
Other	1,500	—	1	1,499	—	1,500
Total	$ 3,431,679	$ 16,041	$ 152,289	$ 3,295,431	$ (500)	$ 3,431,179
December 31, 2024						
Residential mortgage-backed securities	$ 1,193,840	$ —	$ 71,076	$ 1,122,764	$ —	$ 1,193,840
States and political subdivisions	2,338,745	13,954	116,414	2,236,285	(310)	2,338,435
Other	1,500	—	3	1,497	—	1,500
Total	$ 3,534,085	$ 13,954	$ 187,493	$ 3,360,546	$ (310)	$ 3,533,775

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All mortgage-backed securities included in the above table were issued by U.S. government agencies and corporations. The carrying value of held-to-maturity securities pledged to secure public funds, trust deposits, repurchase agreements and for other purposes, as required or permitted by law was $1.4 billion at both December 31, 2025 and 2024, respectively. Accrued interest receivable on held-to-maturity securities totaled $37.2 million and $37.8 million at December 31, 2025 and 2024, respectively and is included in accrued interest receivable and other assets in the accompanying consolidated balance sheets.

The allowance for credit losses on held-to-maturity securities is a contra-asset valuation account that is deducted from the amortized cost basis of held-to-maturity securities to present the net amount expected to be collected. Management measures expected credit losses on held-to-maturity securities on a collective basis by major security type with each type sharing similar risk characteristics and considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. With regard to U.S. Treasury and residential mortgage-backed securities issued by the U.S. government, or agencies thereof, it is expected that the securities will not be settled at prices less than the amortized cost bases of the securities as such securities are backed by the full faith and credit of and/or guaranteed by the U.S. government. Accordingly, no allowance for credit losses has been recorded for these securities. With regard to securities issued by States and political subdivisions and other held-to-maturity securities, management considers (i) issuer bond ratings, (ii) historical loss rates for given bond ratings, (iii) whether issuers continue to make timely principal and interest payments under the contractual terms of the securities, (iv) internal forecasts and (v) whether or not such securities are guaranteed by the Texas Permanent School Fund ("PSF") or pre-refunded by the issuers.

The following table summarizes Moody's and/or Standard & Poor's bond ratings for our portfolio of held-to-maturity securities issued by States and political subdivisions and other securities as of December 31, 2025:

	States and Political Subdivisions					
	Not Guaranteed or Pre-Refunded	Guaranteed by the Texas PSF	Guaranteed by Third Party	Pre-Refunded	Total	Other Securities
Aaa/AAA	$ 300,477	$ 1,467,646	$ 6,140	$ 35,216	$ 1,809,479	$ —
Aa/AA	488,778	—	13,579	—	502,357	—
A	4,869	—	—	—	4,869	—
Not rated	—	—	—	—	—	1,500
Total	$ 794,124	$ 1,467,646	$ 19,719	$ 35,216	$ 2,316,705	$ 1,500

Historical loss rates associated with securities having similar grades as those in our portfolio have generally not been significant. Furthermore, as of December 31, 2025, there were no past due principal or interest payments associated with these securities. The PSF is a sovereign wealth fund which serves to provide revenues for funding of public primary and secondary education in the State of Texas. Based upon (i) the PSF's AAA insurer financial strength rating, (ii) the PSF's substantial capitalization and excess guarantee capacity and (iii) a zero historical loss rate, no allowance for credit losses has been recorded for securities guaranteed by the PSF as there is no current expectation of credit losses related to these securities. Pre-refunded securities have been defeased by the issuer and are fully secured by cash and/or U.S. Treasury securities held in escrow for payment to holders when the underlying call dates of the securities are reached. Accordingly, no allowance for credit losses has been recorded for securities that have been defeased as there is no current expectation of credit losses related to these securities.

The following table details activity in the allowance for credit losses on held-to-maturity securities.

	2025	2024	2023
Beginning balance	$ 310	$ 310	$ 158
Credit loss expense (benefit)	190	—	152
Ending balance	$ 500	$ 310	$ 310

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Securities - Available for Sale. A summary of the amortized cost, fair value and allowance for credit losses related to securities available for sale as of December 31, 2025 and 2024 is presented below.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Estimated Fair Value
December 31, 2025					
U.S. Treasury	$ 2,604,852	$ 22	$ 148,357	$ —	$ 2,456,517
Residential mortgage-backed securities	8,818,139	54,668	751,013	—	8,121,794
States and political subdivisions	5,548,304	29,000	227,447	—	5,349,857
Other	42,428	—	—	—	42,428
Total	$ 17,013,723	$ 83,690	$ 1,126,817	$ —	$ 15,970,596
December 31, 2024					
U.S. Treasury	$ 3,692,215	$ —	$ 249,895	$ —	$ 3,442,320
Residential mortgage-backed securities	8,024,704	2,352	1,029,154	—	6,997,902
States and political subdivisions	4,842,060	2,493	284,329	—	4,560,224
Other	43,179	—	—	—	43,179
Total	$ 16,602,158	$ 4,845	$ 1,563,378	$ —	$ 15,043,625

All mortgage-backed securities included in the above table were issued by U.S. government agencies and corporations. At December 31, 2025, all of the securities in our available for sale municipal bond portfolio were issued by the State of Texas or political subdivisions or agencies within the State of Texas, of which approximately 71.5% are either guaranteed by the PSF or have been pre-refunded. Securities with limited marketability, such as stock in the Federal Reserve Bank and the Federal Home Loan Bank, are carried at cost and are reported as other available for sale securities in the table above. The carrying value of available-for-sale securities pledged to secure public funds, trust deposits, repurchase agreements and for other purposes, as required or permitted by law was $6.6 billion and $6.2 billion at December 31, 2025 and 2024, respectively. Accrued interest receivable on available-for-sale securities totaled $122.5 million and $104.9 million at December 31, 2025 and 2024, respectively, and is included in accrued interest receivable and other assets in the accompanying consolidated balance sheets.

The table below summarizes, as of December 31, 2025, securities available for sale in an unrealized loss position for which an allowance for credit losses has not been recorded, aggregated by type of security and length of time in a continuous unrealized loss position.

	Less than 12 Months		More than 12 Months		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. Treasury	$ —	$ —	$ 2,407,177	$ 148,357	$ 2,407,177	$ 148,357
Residential mortgage-backed securities	65,522	192	4,540,847	750,821	4,606,369	751,013
States and political subdivisions	798,513	9,195	2,758,967	218,252	3,557,480	227,447
Total	$ 864,035	$ 9,387	$ 9,706,991	$ 1,117,430	$10,571,026	$ 1,126,817

As of December 31, 2025, no allowance for credit losses has been recognized on available for sale securities in an unrealized loss position as management does not believe any of the securities are impaired due to reasons of credit quality. This is based upon our analysis of the underlying risk characteristics, including credit ratings, and other qualitative factors related to our available for sale securities and in consideration of our historical credit loss experience and internal forecasts. The issuers of these securities continue to make timely principal and interest payments under the contractual terms of the securities. Furthermore, management does not have the intent to sell any of the securities classified as available for sale in the table above and believes that it is more likely than not that we will not have to sell any such securities before a recovery of cost. The unrealized losses are due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the securities approach their maturity date or repricing date or if market yields for such investments decline.

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Contractual Maturities. The following table summarizes the maturity distribution schedule of securities held to maturity and securities available for sale as of December 31, 2025. Mortgage-backed securities are included in maturity categories based on their stated maturity date. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Other securities classified as available for sale include stock in the Federal Reserve Bank and the Federal Home Loan Bank, which have no maturity date. These securities have been included in the total column only.

	Within 1 Year	1 - 5 Years	5 - 10 Years	After 10 Years	Total
Held To Maturity					
Amortized Cost					
Residential mortgage-backed securities	$ —	$ 495,067	$ 11,221	$ 607,186	$ 1,113,474
States and political subdivisions	10,585	28,634	78,947	2,198,539	2,316,705
Other	—	1,500	—	—	1,500
Total	$ 10,585	$ 525,201	$ 90,168	$ 2,805,725	$ 3,431,679
Estimated Fair Value					
Residential mortgage-backed securities	$ —	$ 467,368	$ 9,734	$ 613,104	$ 1,090,206
States and political subdivisions	10,597	28,951	78,444	2,085,734	2,203,726
Other	—	1,499	—	—	1,499
Total	$ 10,597	$ 497,818	$ 88,178	$ 2,698,838	$ 3,295,431
Available For Sale					
Amortized Cost					
U. S. Treasury	$ 845,957	$ 1,367,327	$ 198,405	$ 193,163	$ 2,604,852
Residential mortgage-backed securities	64	9,847	2,424	8,805,804	8,818,139
States and political subdivisions	240,643	340,268	661,716	4,305,677	5,548,304
Other	—	—	—	—	42,428
Total	$ 1,086,664	$ 1,717,442	$ 862,545	$13,304,644	$17,013,723
Estimated Fair Value					
U. S. Treasury	$ 840,252	$ 1,299,741	$ 176,274	$ 140,250	$ 2,456,517
Residential mortgage-backed securities	63	9,838	2,485	8,109,408	8,121,794
States and political subdivisions	240,683	340,030	636,221	4,132,923	5,349,857
Other	—	—	—	—	42,428
Total	$ 1,080,998	$ 1,649,609	$ 814,980	$12,382,581	$15,970,596

Sales of Securities. Sales of securities available for sale were as follows:

	2025	2024	2023
Proceeds from sales	$ 45,372	$ 123,254	$ 1,904,067
Gross realized gains	43	426	5,758
Gross realized losses	(893)	(522)	(5,692)
Tax benefit (expense) related to securities gains/losses	179	20	(14)

Premiums and Discounts. Premium amortization and discount accretion included in interest income on securities was as follows:

	2025	2024	2023
Premium amortization	$ (60,337)	$ (66,257)	$ (85,506)
Discount accretion	20,737	21,044	21,613
Net (premium amortization) discount accretion	$ (39,600)	$ (45,213)	$ (63,893)

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Trading Account Securities. Year-end trading account securities, at estimated fair value, were as follows: 2025 2024 U.S. Treasury $ 36,650 $ 33,910 States and political subdivisions 954 — Total $ 37,604 $ 33,910 Net gains and losses on trading account securities included in other non-interest income were as follows: 2025 2024 2023 Net gain on sales transactions $ 5,549 $ 4,876 $ 3,843 Net mark-to-market gains (losses) 9 (109) (33) Net gain on trading account securities $ 5,558 $ 4,767 $ 3,810 Note 3 - Loans Year-end loans, including leases net of unearned discounts, consisted of the following: 2025 2024 Commercial and industrial $ 6,306,980 $ 6,109,532 Energy: Production 767,724 903,654 Service 252,295 203,629 Other 74,650 21,612 Total energy 1,094,669 1,128,895 Commercial real estate: Owner occupied 3,987,913 3,622,201 Non-owner occupied 3,773,028 3,543,019 Construction and land 2,549,869 2,803,303 Total commercial real estate 10,310,810 9,968,523 Consumer real estate: Home equity lines of credit 1,068,393 911,239 Home equity loans 1,035,971 914,738 Home improvement loans 874,148 852,536 1-4 family mortgage loans 594,825 259,456 Other 145,331 165,420 Total consumer real estate 3,718,668 3,103,389 Total real estate 14,029,478 13,071,912 Consumer and other 460,685 444,474 Total loans $ 21,891,812 $ 20,754,813 Concentrations of Credit. Most of our lending activity occurs within the State of Texas, including the four largest metropolitan areas of Austin, Dallas/Ft. Worth, Houston and San Antonio, as well as other markets. The majority of our loan portfolio consists of commercial and industrial and commercial real estate loans. As of December 31, 2025, the largest industry concentrations were related to the energy industry, which totaled 5.0% of total loans and the automobile dealerships industry, which totaled 4.8% of total loans. Unfunded commitments to extend credit and standby letters of credit issued to customers in the energy industry totaled $1.3 billion and $66.4 million, respectively, as of December 31, 2025, while unfunded commitments to extend credit and standby letters of credit issued to customers in the automobile dealership industry totaled $570.5 million and $20.0 million, respectively, as of December 31, 2025. Foreign Loans. We have U.S. dollar denominated loans and commitments to borrowers in Mexico. The outstanding balance of these loans and the unfunded amounts available under these commitments were not significant at December 31, 2025 or 2024. Overdrafts. Deposit account overdrafts reported as loans totaled $13.8 million and $14.6 million at December 31, 2025 and 2024. 95

Related Party Loans. In the ordinary course of business, we have granted loans to certain directors, executive officers and their affiliates (collectively referred to as “related parties”). Activity in related party loans during 2025 is presented in the following table. Other changes were primarily related to changes in related-party status. Beginning balance $ 295,836 Principal additions 424,819 Principal payments (404,535) Other changes — Ending balance $ 316,120 Accrued Interest Receivable. Accrued interest receivable on loans totaled $90.6 million and $86.8 million at December 31, 2025 and 2024, respectively and is included in accrued interest receivable and other assets in the accompany consolidated balance sheets. Non-Accrual and Past Due Loans. Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on non-accrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. In determining whether or not a borrower may be unable to meet payment obligations for each class of loans, we consider the borrower’s debt service capacity through the analysis of current financial information, if available, and/or current information with regards to our collateral position. Regulatory provisions would typically require the placement of a loan on non-accrual status if (i) principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection or (ii) full payment of principal and interest is not expected. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income on non-accrual loans is recognized only to the extent that cash payments are received in excess of principal due. A loan may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future principal and interest amounts contractually due are reasonably assured, which is typically evidenced by a sustained period (at least six months) of repayment performance by the borrower. Year-end non-accrual loans, segregated by class of loans, were as follows: December 31, 2025 December 31, 2024 Total Non- Accrual Non-Accrual with No Credit Loss Allowance Total Non- Accrual Non-Accrual with No Credit Loss Allowance Commercial and industrial $ 50,659 $ 26,693 $ 46,004 $ 8,800 Energy 3,023 1,304 4,079 1,377 Commercial real estate: Owner occupied 7,581 4,782 17,643 16,395 Non-owner occupied 465 465 2,144 2,144 Construction and land 1,874 202 2,133 121 Consumer real estate 6,615 4,486 6,511 4,048 Consumer and other 265 184 352 — Total $ 70,482 $ 38,116 $ 78,866 $ 32,885 96

The following tables present non-accrual loans as of December 31, 2025 and December 31, 2024 by class and year of origination.

	December 31, 2025								
	2025	2024	2023	2022	2021	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Commercial and industrial	$ 27,340	$ 1,306	$ 8,115	$ 4,612	$ 1,307	$ 1,099	$ 4,656	$ 2,224	$ 50,659
Energy	—	—	—	—	—	1,304	1,719	—	3,023
Commercial real estate:									
Owner occupied	3,054	—	876	152	—	3,499	—	—	7,581
Non-owner occupied	—	—	—	—	—	—	—	465	465
Construction and land	—	—	—	—	1,029	107	—	738	1,874
Consumer real estate	—	—	—	—	—	2,267	683	3,665	6,615
Consumer and other	—	184	—	—	—	—	81	—	265
Total	$ 30,394	$ 1,490	$ 8,991	$ 4,764	$ 2,336	$ 8,276	$ 7,139	$ 7,092	$ 70,482

	December 31, 2024								
	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Commercial and industrial	$ 20,819	$ 2,915	$ 4,053	$ 1,592	$ 335	$ 2,144	$ 1,186	$ 12,960	$ 46,004
Energy	—	—	—	—	56	1,321	2,702	—	4,079
Commercial real estate:									
Owner occupied	7,856	2,671	3,233	1,529	1,248	1,106	—	—	17,643
Non-owner occupied	—	—	—	—	—	278	—	1,866	2,144
Construction and land	—	—	—	1,224	—	121	—	788	2,133
Consumer real estate	—	47	—	—	92	2,202	587	3,583	6,511
Consumer and other	—	352	—	—	—	—	—	—	352
Total	$ 28,675	$ 5,985	$ 7,286	$ 4,345	$ 1,731	$ 7,172	$ 4,475	$ 19,197	$ 78,866

In the tables above, loans reported as 2025 originations as of December 31, 2025 and loans reported as 2024 originations as of December 31, 2024 were, for the most part, first originated in various years prior to 2025 and 2024, respectively, but were renewed in the respective year. Had non-accrual loans performed in accordance with their original contract terms, we would have recognized additional interest income, net of tax, of approximately $4.4 million in 2025, $5.7 million in 2024 and $4.0 million in 2023.

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An age analysis of past due loans (including both accruing and non-accruing loans), segregated by class of loans, as of December 31, 2025 is presented in the following table.

	Loans 30-89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Current Loans	Total Loans	Accruing Loans 90 or More Days Past Due
Commercial and industrial	$ 32,776	$ 20,635	$ 53,411	$ 6,253,569	$ 6,306,980	$ 4,273
Energy	19,480	3,023	22,503	1,072,166	1,094,669	—
Commercial real estate:						
Owner occupied	17,351	3,465	20,816	3,967,097	3,987,913	3,465
Non-owner occupied	49,305	6,755	56,060	3,716,968	3,773,028	6,290
Construction and land	7,955	3,218	11,173	2,538,696	2,549,869	1,451
Consumer real estate	26,281	12,184	38,465	3,680,203	3,718,668	5,680
Consumer and other	5,024	777	5,801	454,884	460,685	512
Total	$ 158,172	$ 50,057	$ 208,229	$21,683,583	$21,891,812	$ 21,671

Modifications to Borrowers Experiencing Financial Difficulty. From time to time, we may modify certain loans to borrowers who are experiencing financial difficulty. In some cases, these modifications may result in new loans. Loan modifications to borrowers experiencing financial difficulty may be in the form of a principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay, a term extension, or a combination thereof, among other things. The period-end balance of loan modifications, segregated by type of modification, to borrowers experiencing financial difficulty during 2025 and 2024 are set forth in the table below, regardless of whether such modifications resulted in a new loan. There were no commitments to lend additional funds to these borrowers at December 31, 2025.

	Payment Delay	Percent of Total Class of Loans	Combination: Payment Delay and Term Extension	Percent of Total Class of Loans	Interest Rate Reduction	Percent of Total Class of Loans
December 31, 2025						
Commercial and industrial	$ 2,186	— %	$ —	— %	$ —	— %
Commercial real estate:						
Construction and land	1,672	0.1	—	—	—	—
	$ 3,858	—	$ —	—	$ —	—
December 31, 2024						
Commercial and industrial	$ 6,126	0.1 %	$ 45,835	0.8 %	$ —	— %
Commercial real estate:						
Owner occupied	—	—	—	—	31,302	0.9
Construction and land	2,012	0.1	—	—	—	—
	$ 8,138	—	$ 45,835	0.2	$ 31,302	0.2

During 2024, we modified the interest rate on one loan from a variable rate of prime plus a spread of 0.50% (8.50% as of the modification date) to a variable rate of prime minus a spread of 1.50% (6.50% after modification) with a floor of 6.00%. The financial effects of the other loan modifications made to borrowers experiencing financial difficulty during 2025 and 2024 were not significant. The loan modifications reported in the table above did not significantly impact our determination of the allowance for credit losses on loans during 2025 or 2024.

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Information as of or for the years ended December 31, 2025, 2024, and 2023 related to loans modified (by type of modification) in the preceding twelve months, respectively, whereby the borrower was experiencing financial difficulty at the time of modification is set forth in the following table. 2025 Past due in excess of 90 days or on non-accrual status at period-end: Commercial and industrial $ 3,286 $ — Commercial real estate: Construction and land 1,672 — $ 4,958 $ — Charge-offs during the period: Commercial and industrial $ 1,108 $ — 2024 Past due in excess of 90 days or on non-accrual status at period-end: Commercial and industrial $ 1,693 $ — Commercial real estate: Construction and land 2,012 — $ 3,705 $ — 2023 Past due in excess of 90 days or on non-accrual status at period-end: Commercial and industrial $ — $ 13,813 Commercial real estate: Owner occupied — 2,000 Non-owner occupied — 17,438 $ — $ 33,251 Payment Delay Combination: Payment Delay and Term Extension 99

Credit Quality Indicators. As part of the on-going monitoring of the credit quality of our loan portfolio, management tracks certain credit quality indicators including trends related to (i) the weighted-average risk grade of commercial loans, (ii) the level of classified commercial loans, (iii) the delinquency status of consumer loans (iv) non-performing loans (see details above) and (vi) the general economic conditions in the State of Texas. We utilize a risk grading matrix to assign a risk grade to each of our commercial loans. Loans are graded on a scale of 1 to 14. A description of the general characteristics of the 14 risk grades is as follows: • Grades 1, 2 and 3 - These grades include loans to very high credit quality borrowers of investment or near investment grade. These borrowers are generally publicly traded (grades 1 and 2), have significant capital strength, moderate leverage, stable earnings and growth, and readily available financing alternatives. Smaller entities, regardless of strength, would generally not fit in these grades. • Grades 4 and 5 - These grades include loans to borrowers of solid credit quality with moderate risk. Borrowers in these grades are differentiated from higher grades on the basis of size (capital and/or revenue), leverage, asset quality and the stability of the industry or market area. • Grades 6, 7 and 8 - These grades include “pass grade” loans to borrowers of acceptable credit quality and risk. Such borrowers are differentiated from Grades 4 and 5 in terms of size, secondary sources of repayment or they are of lesser stature in other key credit metrics in that they may be over-leveraged, undercapitalized, inconsistent in performance or in an industry or an economic area that is known to have a higher level of risk, volatility, or susceptibility to weaknesses in the economy. • Grade 9 - This grade includes loans on management’s “watch list” and is intended to be utilized on a temporary basis for pass grade borrowers where a significant risk-modifying action is anticipated in the near term. • Grade 10 - This grade is for “Other Assets Especially Mentioned” in accordance with regulatory guidelines. This grade is intended to be temporary and includes loans to borrowers whose credit quality has clearly deteriorated and are at risk of further decline unless active measures are taken to correct the situation. • Grade 11 - This grade includes “Substandard” loans, in accordance with regulatory guidelines, for which the accrual of interest has not been stopped. By definition under regulatory guidelines, a “Substandard” loan has defined weaknesses which make payment default or principal exposure likely, but not yet certain. Such loans are apt to be dependent upon collateral liquidation, a secondary source of repayment or an event outside of the normal course of business. • Grade 12 - This grade includes “Substandard” loans, in accordance with regulatory guidelines, for which the accrual of interest has been stopped. This grade includes loans where interest is more than 120 days past due and not fully secured and loans where a specific valuation allowance may be necessary, but generally does not exceed 30% of the principal balance. • Grade 13 - This grade includes “Doubtful” loans in accordance with regulatory guidelines. Such loans are placed on non-accrual status and may be dependent upon collateral having a value that is difficult to determine or upon some near-term event which lacks certainty. Additionally, these loans generally have a specific valuation allowance in excess of 30% of the principal balance. • Grade 14 - This grade includes “Loss” loans in accordance with regulatory guidelines. Such loans are to be charged-off or charged-down when payment is acknowledged to be uncertain or when the timing or value of payments cannot be determined. “Loss” is not intended to imply that the loan or some portion of it will never be paid, nor does it in any way imply that there has been a forgiveness of debt. In monitoring credit quality trends in the context of assessing the appropriate level of the allowance for credit losses on loans, we monitor portfolio credit quality by the weighted-average risk grade of each class of commercial loan. Individual relationship managers, under the oversight of credit administration, review updated financial information for all pass grade loans to reassess the risk grade on at least an annual basis. When a loan has a risk grade of 9, it is still considered a pass grade loan; however, it is considered to be on management’s “watch list,” where a significant risk-modifying action is anticipated in the near term. When a loan has a risk grade of 10 or higher, a special assets officer monitors the loan on an on-going basis. 100

The following tables present weighted-average risk grades for all commercial loans, by class and year of origination/renewal as of December 31, 2025 and 2024.

	December 31, 2025								
	2025	2024	2023	2022	2021	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Commercial and industrial									
Risk grades 1-8	$1,857,538	$ 598,673	$ 279,758	$ 265,556	$ 161,471	$ 382,492	$2,082,732	$ 34,926	$5,663,146
Risk grade 9	35,708	47,166	5,203	6,428	26,412	21,017	212,653	29,945	384,532
Risk grade 10	4,431	672	7,448	41,612	1,462	22,613	8,640	7,304	94,182
Risk grade 11	14,429	20,197	25,813	6,892	2,504	11,212	20,569	12,845	114,461
Risk grade 12	16,661	1,144	7,233	2,876	1,295	1,080	2,103	1,649	34,041
Risk grade 13	10,679	162	882	1,736	12	19	2,553	575	16,618
	$1,939,446	$ 668,014	$ 326,337	$ 325,100	$ 193,156	$ 438,433	$2,329,250	$ 87,244	$6,306,980
W/A risk grade	5.78	7.14	7.57	7.38	7.48	5.81	6.44	8.70	6.44
Energy									
Risk grades 1-8	$ 300,098	$ 74,168	$ 9,810	$ 32,876	$ 12,325	$ 1,507	$ 577,004	$ 2,391	$1,010,179
Risk grade 9	1,255	32,875	588	—	—	117	384	173	35,392
Risk grade 10	15,945	—	—	586	1,903	—	19,966	2,413	40,813
Risk grade 11	194	35	1,326	2,885	—	371	—	451	5,262
Risk grade 12	—	—	—	—	—	1,304	1,019	—	2,323
Risk grade 13	—	—	—	—	—	—	700	—	700
	$ 317,492	$ 107,078	$ 11,724	$ 36,347	$ 14,228	$ 3,299	$ 599,073	$ 5,428	$1,094,669
W/A risk grade	6.31	7.21	7.66	7.73	4.73	9.95	5.76	8.90	6.16
Commercial real estate:									
Owner occupied									
Risk grades 1-8	$ 733,205	$ 405,663	$ 450,751	$ 653,155	$ 439,490	$ 738,686	$ 34,385	$ 152,670	$3,608,005
Risk grade 9	522	9,316	35,558	65,764	19,923	30,820	800	429	163,132
Risk grade 10	1,982	6,808	6,491	40,262	3,739	4,835	—	—	64,117
Risk grade 11	37,541	7,240	12,299	51,009	8,553	23,671	—	4,765	145,078
Risk grade 12	2,454	—	876	152	—	3,377	—	—	6,859
Risk grade 13	600	—	—	—	—	122	—	—	722
	$ 776,304	$ 429,027	$ 505,975	$ 810,342	$ 471,705	$ 801,511	$ 35,185	$ 157,864	$3,987,913
W/A risk grade	7.01	7.08	7.27	7.39	7.26	7.08	6.12	4.93	7.08
Non-owner occupied									
Risk grades 1-8	$ 945,564	$ 556,733	$ 469,410	$ 547,975	$ 362,889	$ 477,299	$ 112,076	$ 22,377	$3,494,323
Risk grade 9	254	27,956	17,276	11,010	14,053	5,011	—	—	75,560
Risk grade 10	16,264	1,649	23,443	55,159	40,716	6,375	—	—	143,606
Risk grade 11	1,276	7,849	12,740	30,678	1,749	841	3,941	—	59,074
Risk grade 12	—	—	—	—	—	—	—	465	465
Risk grade 13	—	—	—	—	—	—	—	—	—
	$ 963,358	$ 594,187	$ 522,869	$ 644,822	$ 419,407	$ 489,526	$ 116,017	$ 22,842	$3,773,028
W/A risk grade	7.12	7.10	7.47	7.58	7.47	6.59	6.00	6.30	7.18
Construction and land									
Risk grades 1-8	$ 662,991	$ 778,634	$ 419,516	$ 220,261	$ 55,984	$ 10,175	$ 159,332	$ 12,520	$2,319,413
Risk grade 9	36,894	4,282	15,217	36,542	32,621	—	1,940	—	127,496
Risk grade 10	20,619	—	—	54,131	—	—	13,650	—	88,400
Risk grade 11	525	600	10,926	—	—	540	—	95	12,686
Risk grade 12	—	—	—	—	807	107	—	447	1,361
Risk grade 13	—	—	—	—	222	—	—	291	513
	$ 721,029	$ 783,516	$ 445,659	$ 310,934	$ 89,634	$ 10,822	$ 174,922	$ 13,353	$2,549,869
W/A risk grade	7.51	7.66	7.82	8.44	8.24	7.03	8.00	7.28	7.78

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	December 31, 2025								
	2025	2024	2023	2022	2021	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Total commercial real estate	$2,460,691	$1,806,730	$1,474,503	$1,766,098	$ 980,746	$1,301,859	$ 326,124	$ 194,059	$10,310,810
W/A risk grade	7.19	7.34	7.51	7.65	7.44	6.89	7.09	5.25	7.29

	December 31, 2024								
	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Commercial and industrial									
Risk grades 1-8	$1,553,200	$ 513,073	$ 385,824	$ 257,280	$ 298,912	$ 253,018	$2,242,193	$ 50,257	$5,553,757
Risk grade 9	15,552	24,059	58,521	25,818	3,796	9,959	109,594	15,147	262,446
Risk grade 10	4,992	9,269	42,146	2,112	918	12,290	15,332	1,876	88,935
Risk grade 11	35,583	18,057	17,673	2,987	4,675	2,092	44,926	32,397	158,390
Risk grade 12	13,107	2,443	2,574	1,564	324	2,144	1,179	9,404	32,739
Risk grade 13	7,712	472	1,479	28	11	—	7	3,556	13,265
	$1,630,146	$ 567,373	$ 508,217	$ 289,789	$ 308,636	$ 279,503	$2,413,231	$ 112,637	$6,109,532
W/A risk grade	6.73	7.12	7.52	7.13	5.58	6.11	6.30	9.12	6.64
Energy									
Risk grades 1-8	$ 387,904	$ 22,510	$ 35,357	$ 16,150	$ 1,516	$ 2,648	$ 639,362	$ 5,872	$1,111,319
Risk grade 9	—	1,677	662	2,011	—	398	5,035	1,400	11,183
Risk grade 10	—	—	52	—	—	—	—	—	52
Risk grade 11	188	—	2,038	—	36	—	—	—	2,262
Risk grade 12	—	—	—	—	56	1,321	2	—	1,379
Risk grade 13	—	—	—	—	—	—	2,700	—	2,700
	$ 388,092	$ 24,187	$ 38,109	$ 18,161	$ 1,608	$ 4,367	$ 647,099	$ 7,272	$1,128,895
W/A risk grade	6.16	7.14	7.53	4.75	6.47	8.97	5.05	7.31	5.58
Commercial real estate:									
Owner occupied									
Risk grades 1-8	$ 495,854	$ 403,667	$ 745,329	$ 518,686	$ 305,226	$ 639,916	$ 81,070	$ 48,343	$3,238,091
Risk grade 9	5,806	13,424	21,117	26,752	10,002	32,656	385	3,718	113,860
Risk grade 10	—	13,966	64,063	7,172	7,084	8,576	—	—	100,861
Risk grade 11	3,890	4,604	51,489	22,452	12,812	56,500	—	—	151,747
Risk grade 12	7,856	2,671	3,233	1,529	1,126	1,105	—	—	17,520
Risk grade 13	—	—	—	—	122	—	—	—	122
	$ 513,406	$ 438,332	$ 885,231	$ 576,591	$ 336,372	$ 738,753	$ 81,455	$ 52,061	$3,622,201
W/A risk grade	6.97	7.26	7.42	7.34	7.20	7.34	5.06	6.48	7.22
Non-owner occupied									
Risk grades 1-8	$ 673,970	$ 775,970	$ 626,079	$ 457,185	$ 350,269	$ 320,897	$ 90,014	$ 43,101	$3,337,485
Risk grade 9	2,096	453	33,872	45,234	1,195	3,006	4,100	—	89,956
Risk grade 10	570	17,629	—	48,340	3,463	2,170	—	—	72,172
Risk grade 11	1,874	535	12,283	1,142	215	25,212	—	—	41,261
Risk grade 12	—	—	—	—	—	279	—	1,866	2,145
Risk grade 13	—	—	—	—	—	—	—	—	—
	$ 678,510	$ 794,587	$ 672,234	$ 551,901	$ 355,142	$ 351,564	$ 94,114	$ 44,967	$3,543,019
W/A risk grade	7.12	7.30	7.30	7.72	6.92	6.83	6.11	7.08	7.21

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	December 31, 2024								
	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Construction and land									
Risk grades 1-8	$ 873,072	$ 710,449	$ 507,225	$ 90,946	$ 15,547	$ 5,193	$ 185,339	$ 159	$2,387,930
Risk grade 9	47,900	13,814	67,020	35,116	—	—	15,759	—	179,609
Risk grade 10	107,666	—	48,001	76,794	—	—	—	—	232,461
Risk grade 11	—	600	—	—	—	570	—	—	1,170
Risk grade 12	—	—	—	1,002	—	121	—	507	1,630
Risk grade 13	—	—	—	222	—	—	—	281	503
	$1,028,638	$ 724,863	$ 622,246	$ 204,080	$ 15,547	$ 5,884	$ 201,098	$ 947	$2,803,303
W/A risk grade	7.78	7.40	7.97	8.60	7.25	6.47	6.72	11.46	7.70
Total commercial real estate	$2,220,554	$1,957,782	$2,179,711	$1,332,572	$ 707,061	$1,096,201	$ 376,667	$ 97,975	$9,968,523
W/A risk grade	7.39	7.33	7.54	7.69	7.06	7.17	6.21	6.80	7.35

At December 31, 2025 and 2024, the weighted-average risk grades for "pass grade" (risk grades 1-8) loans were 6.06 and 6.30, respectively, for commercial and industrial; 5.86 and 5.51, respectively, for energy; 6.77 and 6.87, respectively, for commercial real estate - owner occupied; 6.96 and 7.05, respectively, for commercial real estate - non-owner occupied; and 7.61 and 7.38, respectively, for commercial real estate - construction and land. Furthermore, in the tables above, there are loans reported as 2025 originations as of December 31, 2025 and 2024 originations as of December 31, 2024 that have risk grades of 11 or higher. These loans were, for the most part, first originated in various years prior to 2025 and 2024, respectively, but were renewed in the respective year.

Information about the payment status of consumer loans, segregated by portfolio segment and year of origination, as of December 31, 2025 and December 31, 2024 was as follows:

	December 31, 2025								
	2025	2024	2023	2022	2021	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Consumer real estate:									
Past due 30-89 days	$ 194	$ 2,895	$ 4,780	$ 1,339	$ 1,620	$ 3,170	$ 12,018	$ 265	$ 26,281
Past due 90 or more days	—	279	1,020	1,192	445	2,910	2,673	3,665	12,184
Total past due	194	3,174	5,800	2,531	2,065	6,080	14,691	3,930	38,465
Current loans	743,365	629,299	457,158	335,325	216,126	249,090	1,040,863	8,977	3,680,203
Total	$ 743,559	$ 632,473	$ 462,958	$ 337,856	$ 218,191	$ 255,170	$1,055,554	$ 12,907	$ 3,718,668
Consumer and other:									
Past due 30-89 days	$ 2,819	$ 96	$ 262	$ 48	$ 28	$ 32	$ 1,191	$ 548	$ 5,024
Past due 90 or more days	219	35	5	—	—	—	140	378	777
Total past due	3,038	131	267	48	28	32	1,331	926	5,801
Current loans	65,706	17,907	9,561	4,798	1,748	1,843	331,438	21,883	454,884
Total	$ 68,744	$ 18,038	$ 9,828	$ 4,846	$ 1,776	$ 1,875	$ 332,769	$ 22,809	$ 460,685

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	December 31, 2024								
	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Consumer real estate:									
Past due 30-89 days	$ 632	$ 1,030	$ 1,897	$ 965	$ 645	$ 1,944	$ 9,790	$ 112	$ 17,015
Past due 90 or more days	—	292	972	1,165	213	3,255	2,452	3,679	12,028
Total past due	632	1,322	2,869	2,130	858	5,199	12,242	3,791	29,043
Current loans	699,196	544,811	387,344	248,225	146,972	152,517	886,848	8,433	3,074,346
Total	$ 699,828	$ 546,133	$ 390,213	$ 250,355	$ 147,830	$ 157,716	$ 899,090	$ 12,224	$ 3,103,389
Consumer and other:									
Past due 30-89 days	$ 3,378	$ 772	$ 249	$ 22	$ 66	$ 23	$ 1,734	$ 449	$ 6,693
Past due 90 or more days	243	—	—	—	—	3	395	181	822
Total past due	3,621	772	249	22	66	26	2,129	630	7,515
Current loans	54,440	27,705	9,276	3,006	1,906	1,124	315,038	24,464	436,959
Total	$ 58,061	$ 28,477	$ 9,525	$ 3,028	$ 1,972	$ 1,150	$ 317,167	$ 25,094	$ 444,474

Revolving loans, by class, that converted to term during 2025 and 2024 were as follows:

	2025	2024
Commercial and industrial	$ 44,820	$ 71,275
Energy	1,531	2,393
Commercial real estate:		
Owner occupied	107,953	816
Non-owner occupied	367	8,172
Construction and land	6,994	947
Consumer real estate	3,243	3,425
Consumer and other	9,235	11,158
Total	$ 174,143	$ 98,186

In assessing the general economic conditions in the State of Texas, management monitors and tracks the Texas Leading Index ("TLI"), which is produced by the Federal Reserve Bank of Dallas. The TLI is a single summary statistic that is designed to signal the likelihood of the Texas economy's transition from expansion to recession and vice versa. Management believes this index provides a reliable indication of the direction of overall credit quality. The TLI is a composite of the following eight leading indicators: (i) Texas Value of the Dollar, (ii) U.S. Leading Index, (iii) real oil prices (iv) well permits, (v) initial claims for unemployment insurance, (vi) Texas Stock Index, (vii) Help-Wanted Index and (viii) average weekly hours worked in manufacturing. The TLI totaled 125.7 at December 31, 2025 and 125.9 at December 31, 2024. A lower TLI value implies less favorable economic conditions.

Allowance For Credit Losses - Loans. The allowance for credit losses on loans is a contra-asset valuation account, calculated in accordance with ASC 326, that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. The amount of the allowance represents management's best estimate of current expected credit losses on loans considering available information, from internal and external sources, relevant to assessing collectibility over the loans' contractual terms, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals and modifications unless (i) management has a reasonable expectation that a loan to an individual borrower that is experiencing financial difficulty will be modified or (ii) such extension or renewal options are not unconditionally cancellable by us and, in such cases, the borrower is likely to meet applicable conditions and likely to request extension or renewal. Relevant available information includes historical credit loss experience; current conditions; and reasonable and supportable forecasts. While historical credit loss experience provides the basis for the estimation of expected credit losses, adjustments to historical loss information may be made for differences in current portfolio-specific risk characteristics, environmental conditions, or other relevant factors. The allowance for credit losses is measured on a collective basis for portfolios of loans when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. Expected

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credit losses for collateral dependent loans, including loans where the borrower is experiencing financial difficulty but foreclosure is not probable, are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate. Credit loss expense related to loans reflects the totality of actions taken on all loans for a particular period including any necessary increases or decreases in the allowance related to changes in credit loss expectations associated with specific loans or pools of loans. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management’s judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate appropriateness of the allowance is dependent upon a variety of factors beyond our control, including the performance of our loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications. In calculating the allowance for credit losses, most loans are segmented into pools based upon similar characteristics and risk profiles. Common characteristics and risk profiles include the type/purpose of loan, underlying collateral, geographical similarity, and historical/expected credit loss patterns. In developing these loan pools for the purposes of modeling expected credit losses, we also analyzed the degree of correlation in how loans within each portfolio respond when subjected to varying economic conditions and scenarios as well as other portfolio stress factors. For modeling purposes, our loan pools include (i) commercial and industrial non-revolving, (ii) commercial and industrial revolving, (iii) energy, (iv) commercial real estate - owner occupied, (v) commercial real estate - non-owner occupied, (vi) commercial real estate - construction and land, (vii) consumer real estate and (viii) consumer and other. We periodically reassess each pool to ensure the loans within the pool continue to share similar characteristics and risk profiles and to determine whether further segmentation is necessary. For each loan pool, we measure expected credit losses over the life of each loan utilizing a combination of models which measure (i) probability of default (“PD”), which is the likelihood that loan will stop performing/default, (ii) probability of attrition (“PA”), which is the likelihood that a loan will pay-off prior to maturity, (iii) loss given default (“LGD”), which is the expected loss rate for loans in default and (iv) exposure at default (“EAD”), which is the estimated outstanding principal balance of the loans upon default, including the expected funding of unfunded commitments outstanding as of the measurement date. For commercial loan portfolios, the PD is calculated using a transition matrix to determine the likelihood of a customer’s risk grade migrating from one specified range of risk grades to a different specified range. Expected credit losses are calculated as the product of PD (adjusted for attrition), LGD and EAD. This methodology builds on default probabilities already incorporated into our risk grading process by utilizing pool-specific historical loss rates to calculate expected credit losses. These pool-specific historical loss rates may be adjusted for current macroeconomic assumptions, as further discussed below, and other factors such as differences in underwriting standards, portfolio mix, or when historical asset terms do not reflect the contractual terms of the financial assets being evaluated as of the measurement date. Each time we measure expected credit losses, we assess the relevancy of historical loss information and consider any necessary adjustments to address any differences in asset-specific characteristics. Due to their short-term nature, expected credit losses for overdrafts included in consumer and other loans are based solely upon a weighting of recent historical charge-offs over a period of three years. The measurement of expected credit losses is impacted by loan/borrower attributes and certain macroeconomic variables. Significant loan/borrower attributes utilized in our modeling processes include, among other things, (i) origination date, (ii) maturity date, (iii) payment type, (iv) collateral type and amount, (v) current risk grade, (vi) current unpaid balance and commitment utilization rate, (vii) payment status/delinquency history and (viii) expected recoveries of previously charged-off amounts. Significant macroeconomic variables utilized in our modeling processes include, among other things, (i) Gross State Product for Texas and U.S. Gross Domestic Product, (ii) selected market interest rates including U.S. Treasury rates, bank prime rate, 30-year fixed mortgage rate, BBB corporate bond rate, among others, (iii) unemployment rates, (iv) commercial and residential property prices in Texas and the U.S. as a whole, (v) West Texas Intermediate crude oil price and (vi) total stock market index. PD and PA were estimated by analyzing internally-sourced data related to historical performance of each loan pool over a complete economic cycle. PD and PA are adjusted to reflect the current impact of certain macroeconomic variables as well as their expected changes over a reasonable and supportable forecast period. We have determined that we are reasonably able to forecast the macroeconomic variables used in our modeling processes with an acceptable degree of confidence for a total of two years with the last twelve months of the forecast 105 period encompassing a reversion process whereby the forecasted macroeconomic variables are reverted to their historical mean utilizing a rational, systematic basis. The macroeconomic variables utilized as inputs in our modeling processes were subjected to a variety of analysis procedures and were selected primarily based on statistical relevancy and correlation to our historical credit losses. By reverting these modeling inputs to their historical mean and considering loan/borrower specific attributes, our models are intended to yield a measurement of expected credit losses that reflects our average historical loss rates for periods subsequent to the twelve-month reversion period. The LGD is based on historical recovery averages for each loan pool, adjusted to reflect the current impact of certain macroeconomic variables as well as their expected changes over a two-year forecast period, with the final twelve months of the forecast period encompassing a reversion process, which management considers to be both reasonable and supportable. This same forecast/reversion period is used for all macroeconomic variables used in all of our models. EAD is estimated using a linear regression model that estimates the average percentage of the loan balance that remains at the time of a default event. Management qualitatively adjusts model results for risk factors that are not considered within our modeling processes but are nonetheless relevant in assessing the expected credit losses within our loan pools. These qualitative factor (“Q-Factor”) and other qualitative adjustments may increase or decrease management's estimate of expected credit losses by a calculated percentage or amount based upon the estimated level of risk. The various risks that may be considered in making Q-Factor and other qualitative adjustments include, among other things, the impact of (i) changes in lending policies and procedures, including changes in underwriting standards and practices for collections, write-offs, and recoveries, (ii) actual and expected changes in international, national, regional, and local economic and business conditions and developments that affect the collectibility of the loan pools, (iii) changes in the nature and volume of the loan pools and in the terms of the underlying loans, (iv) changes in the experience, ability, and depth of our lending management and staff, (v) changes in volume and severity of past due financial assets, the volume of non-accrual assets, and the volume and severity of adversely classified or graded assets, (vi) changes in the quality of our credit review function, (vii) changes in the value of the underlying collateral for loans that are non-collateral dependent, (viii) the existence, growth, and effect of any concentrations of credit and (ix) other factors such as the regulatory, legal and technological environments; competition; and events such as natural disasters or health pandemics. In some cases, management may determine that an individual loan exhibits unique risk characteristics which differentiate the loan from other loans within our loan pools. In such cases, the loans are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. Specific allocations of the allowance for credit losses are determined by analyzing the borrower’s ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower’s industry, among other things. A loan is considered to be collateral dependent when, based upon management's assessment, the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. In such cases, expected credit losses are based on the fair value of the collateral at the measurement date, adjusted for estimated selling costs if satisfaction of the loan depends on the sale of the collateral. We reevaluate the fair value of collateral supporting collateral dependent loans on a quarterly basis. The fair value of real estate collateral supporting collateral dependent loans is evaluated by our internal appraisal services using a methodology that is consistent with the Uniform Standards of Professional Appraisal Practice. The fair value of collateral supporting collateral dependent construction loans is based on an “as is” valuation. During the first quarter of 2024, we updated our non-owner-occupied commercial real estate loan models as well as our consumer and other loan models. Our prior non-owner-occupied commercial real estate loan models were legacy models developed for stress-testing purposes by a third-party using external market data. The updated non- owner-occupied commercial real estate loan models are now based on internal historical loan data and risk grade information and the modeling processes are now consistent with those used with our other commercial loan models. Our prior consumer and other loan models relied upon certain components that did not use loan level attributes and were less sensitive to macroeconomic variables. The updated consumer and other loan models are now based on internal historical loan data and utilize more loan-level attributes and the modeling processes are now consistent with those used with our consumer real estate loan models. The overall approximate impact of the model updates during the first quarter was a $7.2 million increase ($6.2 million related to non-owner-occupied commercial real estate loans and $923 thousand related to consumer and other loans) in modeled expected credit losses on loans; however, the impact of this increase was largely offset by reductions in qualitative adjustments as some of the risks to which those qualitative adjustments related are now considered and incorporated in the updated models. 106

The following table presents details of the allowance for credit losses on loans, by loan portfolio segment, as of December 31, 2025 and 2024, calculated in accordance with the CECL methodology described above.

	Commercial and Industrial	Energy	Commercial Real Estate	Consumer Real Estate	Consumer and Other	Total
December 31, 2025						
Modeled expected credit losses	$ 56,114	$ 7,215	$ 17,018	$ 24,390	$ 5,315	$ 110,052
Q-Factor and other qualitative adjustments	25,706	3,648	116,857	610	5,350	152,171
Specific allocations	16,619	700	1,235	637	81	19,272
Total	$ 98,439	$ 11,563	$ 135,110	$ 25,637	$ 10,746	$ 281,495
December 31, 2024						
Modeled expected credit losses	$ 51,669	$ 3,969	$ 17,549	$ 17,720	$ 7,019	$ 97,926
Q-Factor and other qualitative adjustments	22,635	3,323	125,031	620	3,095	154,704
Specific allocations	13,265	2,700	625	766	165	17,521
Total	$ 87,569	$ 9,992	$ 143,205	$ 19,106	$ 10,279	$ 270,151

The following table details activity in the allowance for credit losses on loans, by portfolio segment, for 2025, 2024 and 2023. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

	Commercial and Industrial	Energy	Commercial Real Estate	Consumer Real Estate	Consumer and Other	Total
2025						
Beginning balance	$ 87,569	$ 9,992	$ 143,205	$ 19,106	$ 10,279	$ 270,151
Credit loss expense (benefit)	19,936	504	(3,486)	10,777	16,887	44,618
Charge-offs	(12,794)	—	(4,639)	(5,551)	(27,931)	(50,915)
Recoveries	3,728	1,067	30	1,305	11,511	17,641
Net (charge-offs) recoveries	(9,066)	1,067	(4,609)	(4,246)	(16,420)	(33,274)
Ending balance	$ 98,439	$ 11,563	$ 135,110	$ 25,637	$ 10,746	$ 281,495
2024						
Beginning balance	$ 74,006	$ 17,814	$ 130,598	$ 13,538	$ 10,040	$ 245,996
Credit loss expense (benefit)	24,494	(8,977)	16,479	9,753	23,083	64,832
Charge-offs	(14,828)	(79)	(3,919)	(4,940)	(33,344)	(57,110)
Recoveries	3,897	1,234	47	755	10,500	16,433
Net (charge-offs) recoveries	(10,931)	1,155	(3,872)	(4,185)	(22,844)	(40,677)
Ending balance	$ 87,569	$ 9,992	$ 143,205	$ 19,106	$ 10,279	$ 270,151
2023						
Beginning balance	$ 104,237	$ 18,062	$ 90,301	$ 8,004	$ 7,017	$ 227,621
Credit loss expense (benefit)	(16,709)	(1,067)	40,889	6,736	23,012	52,861
Charge-offs	(18,315)	(518)	(955)	(2,883)	(31,260)	(53,931)
Recoveries	4,793	1,337	363	1,681	11,271	19,445
Net (charge-offs) recoveries	(13,522)	819	(592)	(1,202)	(19,989)	(34,486)
Ending balance	$ 74,006	$ 17,814	$ 130,598	$ 13,538	$ 10,040	$ 245,996

Generally, a commercial loan, or a portion thereof, is charged-off immediately when it is determined, through the analysis of any available current financial information with regards to the borrower, that the borrower is incapable of servicing unsecured debt, there is little or no prospect for near term improvement and no realistic strengthening action of significance is pending or, in the case of secured debt, when it is determined, through analysis of current information with regards to our collateral position, that amounts due from the borrower are in excess of the calculated current fair value of the collateral. Notwithstanding the foregoing, generally, commercial loans that become past due 180 cumulative days are charged-off. Generally, a consumer loan, or a portion thereof, is charged-

107

off in accordance with regulatory guidelines which provide that such loans be charged-off when we become aware of the loss, such as from a triggering event that may include new information about a borrower's intent/ability to repay the loan, bankruptcy, fraud or death, among other things, but in any event the charge-off must be taken within specified delinquency time frames. Such delinquency time frames state that closed-end retail loans (loans with pre-defined maturity dates, such as real estate mortgages, home equity loans and consumer installment loans) that become past due 120 cumulative days and open-end retail loans (loans that roll-over at the end of each term, such as home equity lines of credit) that become past due 180 cumulative days should be classified as a loss and charged-off.

The following table presents year-to-date gross charge-offs, by class and year of origination, as of December 31, 2025.

	2025	2024	2023	2022	2021	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Commercial and industrial	$ 166	$ 1,201	$ 1,881	$ 292	$ 1,435	$ 116	$ 3,969	$ 3,734	$ 12,794
Energy	—	—	—	—	—	—	—	—	—
Commercial real estate:									
Owner occupied	—	—	—	—	—	3	—	—	3
Non-owner occupied	—	—	—	—	4,636	—	—	—	4,636
Construction and land	—	—	—	—	—	—	—	—	—
Consumer real estate	—	132	649	1,171	472	462	2,665	—	5,551
Consumer and other	19,710	4,139	611	230	1	13	2,292	935	27,931
Total	$ 19,876	$ 5,472	$ 3,141	$ 1,693	$ 6,544	$ 594	$ 8,926	$ 4,669	$ 50,915

In the table above, $19.7 million of the consumer and other loan charge-offs reported as 2025 originations and $3.8 million of the total reported as 2024 originations were related to deposit overdrafts.

The following table presents loans that were evaluated for expected credit losses on an individual basis and the related specific allocations, by class, as of December 31, 2025 and December 31, 2024.

	December 31, 2025		December 31, 2024	
	Loan Balance	Specific Allocations	Loan Balance	Specific Allocations
Commercial and industrial	$ 48,456	$ 16,619	$ 45,009	$ 13,265
Energy	3,023	700	4,078	2,700
Commercial real estate:				
Owner occupied	7,069	722	16,932	122
Non-owner occupied	466	—	1,865	—
Construction and land	1,672	513	2,012	503
Consumer real estate	6,140	637	6,039	766
Consumer and other	81	81	352	165
Total	$ 66,907	$ 19,272	$ 76,287	$ 17,521

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Note 4 - Premises and Equipment and Lease Commitments Year-end premises and equipment were as follows: 2025 2024 Land $ 245,184 $ 224,290 Buildings 701,415 644,240 Technology, furniture and equipment 255,640 281,697 Leasehold improvements 265,700 250,572 Construction and projects in progress 44,256 24,135 Lease right-of-use assets 259,177 270,282 1,771,372 1,695,216 Less accumulated depreciation and amortization (458,147) (449,839) Total premises and equipment, net $ 1,313,225 $ 1,245,377 Depreciation of premises and equipment totaled $67.3 million in 2025, $61.9 million 2024 and $60.6 million in 2023. Lease Commitments. We lease certain office facilities and office equipment under operating leases. Rent expense for all operating leases totaled $51.9 million in 2025, $49.7 million in 2024 and $50.5 million in 2023. The components of total lease expense in 2025 and 2024 were as follows: 2025 2024 Amortization of lease right-of-use assets $ 36,391 $ 35,400 Short-term lease expense 889 1,456 Non-lease components (including taxes, insurance, common maintenance, etc.) 14,655 12,835 Total $ 51,935 $ 49,691 Right-of-use lease assets totaled $259.2 million and $270.3 million at December 31, 2025 and 2024, respectively, and are reported as a component of premises and equipment on our accompanying consolidated balance sheets. The related lease liabilities totaled $296.4 million and $308.1 million at December 31, 2025 and 2024, respectively, and are reported as a component of accrued interest payable and other liabilities in the accompanying consolidated balance sheets. Lease payments under operating leases that were applied to our operating lease liability totaled $37.1 million during 2025 and $33.7 million during 2024. The following table reconciles future undiscounted lease payments due under non-cancelable operating leases (those amounts subject to recognition) to the aggregate operating lessee lease liability as of December 31, 2025: Future lease payments: 2026 $ 37,822 2027 37,525 2028 36,183 2029 32,380 2030 27,140 Thereafter 193,059 Total undiscounted operating lease liability 364,109 Imputed interest 67,731 Total operating lease liability included in the accompanying balance sheet $ 296,378 Weighted-average lease term in years 11.80 Weighted-average discount rate 3.49% We lease certain buildings and branch facilities from various entities which are controlled by or affiliated with one of our directors. Payments related to these leases totaled $375 thousand in 2025, $349 thousand in 2024 and $337 thousand in 2023. 109

Note 5 - Deposits Year-end deposits were as follows: 2025 2024 Non-interest-bearing demand deposits $ 14,143,815 $ 14,441,820 Interest-bearing deposits: Savings and interest checking 10,457,328 10,310,942 Money market accounts 11,889,171 11,568,254 Time accounts 6,427,550 6,401,732 Total interest-bearing deposits 28,774,049 28,280,928 Total deposits $ 42,917,864 $ 42,722,748 The following table presents additional information about our year-end deposits: 2025 2024 Deposits from foreign sources (primarily Mexico) $ 1,265,896 $ 1,219,463 Non-interest-bearing public funds deposits 662,354 759,819 Interest-bearing public funds deposits 768,726 625,104 Total deposits not covered by deposit insurance 22,286,545 22,972,618 Time deposits not covered by deposit insurance 2,877,253 2,744,112 Deposits from certain directors, executive officers and their affiliates 101,522 121,113 Scheduled maturities of time deposits at December 31, 2025 were as follows: 2026 $ 6,303,769 2027 123,781 $ 6,427,550 Scheduled maturities of time deposits not covered by deposit insurance at December 31, 2025, were as follows: Due within 3 months or less $ 2,640,131 Due after 3 months and within 6 months 95,944 Due after 6 months and within 12 months 115,380 Due after 12 months 25,798 $ 2,877,253 Note 6 - Borrowed Funds Federal Funds Purchased and Securities Sold Under Agreements to Repurchase. Federal funds purchased are short-term borrowings that typically mature within one to ninety days. Federal funds purchased totaled $18.8 million and $22.0 million at December 31, 2025 and 2024. Securities sold under agreements to repurchase are secured short- term borrowings that typically mature overnight or within thirty to ninety days. Securities sold under agreements to repurchase are stated at the amount of cash received in connection with the transaction. We may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase totaled $4.5 billion and $4.3 billion at December 31, 2025 and 2024. Subordinated Notes. In March 2017, we issued $100.0 million of 4.50% subordinated notes that mature on March 17, 2027. The notes, which qualify as Tier 2 capital for Cullen/Frost, bear interest at the rate of 4.50% per annum, payable semi-annually on each March 17 and September 17. The notes are unsecured and subordinated in right of payment to the payment of our existing and future senior indebtedness and structurally subordinated to all existing and future indebtedness of our subsidiaries. Unamortized debt issuance costs related to these notes, totaled approximately $196 thousand and $352 thousand December 31, 2025 and 2024. Proceeds from sale of the notes were used for general corporate purposes. Junior Subordinated Deferrable Interest Debentures. At December 31, 2025 and 2024, we had $123.7 million of junior subordinated deferrable interest debentures issued to Cullen/Frost Capital Trust II (“Trust II”), a wholly owned Delaware statutory business trust. Unamortized debt issuance costs related to Trust II totaled $470 thousand 110 and $528 thousand at December 31, 2025 and 2024. Trust II is a variable interest entity for which we are not the primary beneficiary and, as such, its accounts are not included in our consolidated financial statements. See Note 1 - Summary of Significant Accounting Policies for additional information about our consolidation policy. Details of our transactions with the capital trust are presented below. Trust II was formed in 2004 for the purpose of issuing $120.0 million of floating rate (three-month term Secured Overnight Funding Rate “SOFR” plus a margin of approximately 1.81%) trust preferred securities, which represent beneficial interests in the assets of the trust. The trust preferred securities will mature on March 1, 2034 and are currently redeemable with the approval of the Federal Reserve Board in whole or in part at our option. Distributions on the trust preferred securities are payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year. Trust II also issued $3.7 million of common equity securities to Cullen/Frost. The proceeds of the offering of the trust preferred securities and common equity securities were used to purchase $123.7 million of floating rate (three-month term SOFR plus a margin of approximately 1.81%, which was equal to 5.60% and 6.28% at December 31, 2025 and 2024, respectively) junior subordinated deferrable interest debentures issued by us, which have terms substantially similar to the trust preferred securities. We have the right at any time during the term of the debentures issued to Trust II to defer payments of interest at any time or from time to time for an extension period not exceeding 20 consecutive quarterly periods with respect to each extension period. Under the terms of the debentures, in the event that under certain circumstances there is an event of default under the debentures or we have elected to defer interest on the debentures, we may not, with certain exceptions, declare or pay any dividends or distributions on our capital stock or purchase or acquire any of our capital stock. Payments of distributions on the trust preferred securities and payments on redemption of the trust preferred securities are guaranteed by us on a limited basis. We are obligated by agreement to pay any costs, expenses or liabilities of Trust II other than those arising under the trust preferred securities. Our obligations under the junior subordinated debentures, the related indenture, the trust agreement establishing the trust, the guarantee and the agreement as to expenses and liabilities, in the aggregate, constitute a full and unconditional guarantee by us of Trust II’s obligations under the trust preferred securities. Although the accounts of Trust II are not included in our consolidated financial statements, the trust preferred securities issued by Trust II are included in the capital of Cullen/Frost for regulatory capital purposes. See Note 8 - Capital and Regulatory Matters. Note 7 - Off-Balance-Sheet Arrangements, Commitments, Guarantees and Contingencies Financial Instruments with Off-Balance-Sheet Risk. In the normal course of business, we enter into various transactions, which, in accordance with generally accepted accounting principles in the United States, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. We minimize our exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. We enter into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of our commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Standby letters of credit are written conditional commitments issued by us to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment were funded, we would be entitled to seek recovery from the customer. Our policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements. We consider the fees collected in connection with the issuance of standby letters of credit to be representative of the fair value of our obligation undertaken in issuing the guarantee. In accordance with applicable accounting standards related to guarantees, we defer fees collected in connection with the issuance of standby letters of credit. The fees are then recognized in income proportionately over the life of the standby letter of credit agreement. The 111 deferred standby letter of credit fees represent the fair value of our potential obligations under the standby letter of credit guarantees. Year-end financial instruments with off-balance-sheet risk are presented in the following table. Commitments and standby letters of credit are presented at contractual amounts; however, since many of these commitments are expected to expire unused or only partially used, the total amounts of these commitments do not necessarily reflect future cash requirements. 2025 2024 Commitments to extend credit $ 12,473,653 $ 12,046,520 Standby letters of credit 394,714 449,176 Deferred standby letter of credit fees 2,740 3,071 Allowance For Credit Losses - Off-Balance-Sheet Credit Exposures. The allowance for credit losses on off- balance-sheet credit exposures is a liability account, calculated in accordance with ASC 326, representing expected credit losses over the contractual period for which we are exposed to credit risk resulting from a contractual obligation to extend credit. No allowance is recognized if we have the unconditional right to cancel the obligation. Off-balance-sheet credit exposures primarily consist of amounts available under outstanding lines of credit and letters of credit detailed in the table above. For the period of exposure, the estimate of expected credit losses considers both the likelihood that funding will occur and the amount expected to be funded over the estimated remaining life of the commitment or other off-balance-sheet exposure. The likelihood and expected amount of funding are based on historical utilization rates. The amount of the allowance represents management's best estimate of expected credit losses on commitments expected to be funded over the contractual life of the commitment. Estimating credit losses on amounts expected to be funded uses the same methodology as described for loans in Note 3 - Loans as if such commitments were funded. This methodology was also impacted by the model updates during 2024, as described in Note 3 - Loans. For 2024, the overall approximate impact of the model updates was a $1.8 million increase in modeled expected credit losses for off-balance-sheet credit exposures ($1.6 million related to consumer and other loan commitments and $211 thousand related to non-owner-occupied commercial real estate loan commitments). The following table details activity in the allowance for credit losses on off-balance-sheet credit exposures. 2025 2024 2023 Beginning balance $ 51,904 $ 51,751 $ 58,593 Credit loss expense (benefit) (606) 153 (6,842) Ending balance $ 51,298 $ 51,904 $ 51,751 Credit Card Guarantees. We guarantee the credit card debt of certain customers to the merchant bank that issues the cards. At December 31, 2025 and 2024, the guarantees totaled approximately $4.8 million and $4.9 million, of which amounts, $593 thousand and $673 thousand were fully collateralized. Trust Accounts. We hold certain assets which are not included in our consolidated balance sheets including assets held in fiduciary or custodial capacity on behalf of our trust customers. The estimated fair value of trust assets was approximately $51.0 billion and $51.4 billion at December 31, 2025 and 2024, respectively. These assets are primarily composed of equity securities, fixed income securities, alternative investments and cash equivalents, among other things. Executive Change-In-Control Severance Plan. We maintain a change-in-control severance plan for the benefit of certain executive officers. Under this plan, each covered person could receive, upon the effectiveness of a change-in- control, two to three times (depending on the person) their base compensation plus the target bonus established for the year, and any unpaid base salary and pro rata target bonus for the year in which the termination occurs, including vacation pay. Additionally, the executive’s insurance benefits will continue for two to three full years after the termination and all long-term incentive awards will immediately vest. Litigation. We are subject to various claims and legal actions that have arisen in the course of conducting business. Management does not expect the ultimate disposition of these matters to have a material adverse impact on our financial statements. 112

Note 8 - Capital and Regulatory Matters Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting and other factors. Cullen/Frost and Frost Bank are each required to comply with applicable capital adequacy standards established by the Federal Reserve Board (the “Basel III Capital Rules”). Quantitative measures established by the Basel III Capital Rules designed to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth below) of Common Equity Tier 1 capital, Tier 1 capital and Total capital (as defined in the regulations) to risk- weighted assets (as defined), and of Tier 1 capital to adjusted quarterly average assets (as defined). Cullen/Frost’s and Frost Bank’s Common Equity Tier 1 capital includes common stock and related paid-in capital, net of treasury stock, and retained earnings. In connection with the adoption of the Basel III Capital Rules, we elected to opt-out of the requirement to include most components of accumulated other comprehensive income in Common Equity Tier 1. We also elected to exclude the effects of credit loss accounting under CECL from Common Equity Tier 1 capital for a five-year transitional period subsequent to our adoption of ASC 326 in 2020, in accordance with rules prescribed by federal bank regulatory agencies. This CECL transitional adjustment totaled $15.4 million at December 31, 2024, after which point the transitional period ended. Common Equity Tier 1 for both Cullen/Frost and Frost Bank is reduced by goodwill and other intangible assets, net of associated deferred tax liabilities. Frost Bank's Common Equity Tier 1 is also reduced by its equity investment in its financial subsidiary, Frost Insurance Agency (“FIA”). Tier 1 capital includes Common Equity Tier 1 capital and additional Tier 1 capital. For Cullen/Frost, additional Tier 1 capital at December 31, 2025 and 2024 included $145.5 million of 4.450% non-cumulative perpetual preferred stock, the details of which is are further discussed below. Frost Bank did not have any additional Tier 1 capital beyond Common Equity Tier 1 at December 31, 2025 or 2024. Total capital includes Tier 1 capital and Tier 2 capital. Tier 2 capital for both Cullen/Frost and Frost Bank includes a permissible portion of the allowance for credit losses on securities, loans and off-balance sheet exposures. Tier 2 capital for Cullen/Frost also includes trust preferred securities that were excluded from Tier 1 capital and qualified subordinated debt. Cullen/Frost's Tier 2 capital included $120.0 million of trust preferred securities at both December 31, 2025 and 2024. Cullen/Frost's Tier 2 Capital also included $20.0 million at December 31, 2025 and $40.0 million at December 31, 2024 related to the permissible portion of our aggregate $100 million of 4.50% subordinated notes. The permissible portion of qualified subordinated notes decreases 20% per year during the final five years of the term of the notes. The Common Equity Tier 1, Tier 1 and Total capital ratios are calculated by dividing the respective capital amounts by risk-weighted assets. Risk-weighted assets are calculated based on regulatory requirements and include total assets, with certain exclusions, allocated by risk weight category, and certain off-balance-sheet items, among other things. The leverage ratio is calculated by dividing Tier 1 capital by adjusted quarterly average total assets, which exclude goodwill and other intangible assets, among other things. The Basel III Capital Rules require Cullen/Frost and Frost Bank to maintain (i) a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (which is added to the 4.5% Common Equity Tier 1 capital ratio, effectively resulting in a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 7.0%), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio, effectively resulting in a minimum Tier 1 capital ratio of 8.5%), (iii) a minimum ratio of Total capital (that is, Tier 1 plus Tier 2) to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio, effectively resulting in a minimum total capital ratio of 10.5%) and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average quarterly assets. The capital conservation buffer is designed to absorb losses during periods of economic stress and, as detailed above, effectively increases the minimum required risk-weighted capital ratios. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets below the effective minimum (4.5% plus the capital conservation buffer and, if applicable, the “countercyclical capital buffer,” which is discussed below) will face 113 constraints on dividends, equity repurchases and compensation based on the amount of the shortfall and the institution's "eligible retained income" (that is, four quarter trailing net income, net of distributions and tax effects not reflected in net income). The countercyclical capital buffer is applicable to only certain covered institutions and does not have any current applicability to Cullen/Frost or Frost Bank.

The following table presents actual and required capital ratios as of December 31, 2025 and December 31, 2024 for Cullen/Frost and Frost Bank under the Basel III Capital Rules. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

	Actual		Minimum Capital Required Plus Capital Conservation Buffer		Required to be Considered Well Capitalized[(1)]	
	Capital Amount	Ratio	Capital Amount	Ratio	Capital Amount	Ratio
2025						
Common Equity Tier 1 to Risk-Weighted Assets						
Cullen/Frost	$ 4,601,579	14.06 %	$ 2,291,102	7.00 %	N/A	N/A
Frost Bank	4,687,844	14.33	2,290,525	7.00	$ 2,126,916	6.50 %
Tier 1 Capital to Risk-Weighted Assets						
Cullen/Frost	4,747,031	14.50	2,782,053	8.50	1,963,802	6.00
Frost Bank	4,687,844	14.33	2,781,351	8.50	2,617,742	8.00
Total Capital to Risk-Weighted Assets						
Cullen/Frost	5,220,324	15.95	3,436,653	10.50	3,273,003	10.00
Frost Bank	5,021,137	15.34	3,435,787	10.50	3,272,178	10.00
Leverage Ratio						
Cullen/Frost	4,747,031	8.80	2,157,988	4.00	N/A	N/A
Frost Bank	4,687,844	8.69	2,158,485	4.00	2,698,106	5.00
2024						
Common Equity Tier 1 to Risk-Weighted Assets						
Cullen/Frost	$ 4,343,666	13.62 %	$ 2,232,822	7.00 %	N/A	N/A
Frost Bank	4,387,862	13.76	2,231,710	7.00	$ 2,072,302	6.50 %
Tier 1 Capital to Risk-Weighted Assets						
Cullen/Frost	4,489,118	14.07	2,711,283	8.50	1,913,847	6.00
Frost Bank	4,387,862	13.76	2,709,934	8.50	2,550,526	8.00
Total Capital to Risk-Weighted Assets						
Cullen/Frost	4,954,136	15.53	3,349,232	10.50	3,189,745	10.00
Frost Bank	4,692,880	14.72	3,347,565	10.50	3,188,157	10.00
Leverage Ratio						
Cullen/Frost	4,489,118	8.63	2,079,715	4.00	N/A	N/A
Frost Bank	4,387,862	8.44	2,079,965	4.00	2,599,956	5.00

(1) "Well-capitalized" minimum Common Equity Tier 1 to Risk-Weighted Assets and Leverage Ratio are not formally defined under applicable banking regulations for bank holding companies.

As of December 31, 2025, capital levels for Cullen/Frost and Frost Bank exceed all capital adequacy requirements under the Basel III Capital Rules. Based on the ratios presented above, capital levels as of December 31, 2025 for Cullen/Frost and Frost Bank exceed the minimum levels necessary to be considered "well capitalized."

Cullen/Frost and Frost Bank are subject to the regulatory capital requirements administered by the Federal Reserve Board and, for Frost Bank, the Federal Deposit Insurance Corporation ("FDIC"). Regulatory authorities can initiate certain mandatory actions if Cullen/Frost or Frost Bank fail to meet the minimum capital requirements, which could have a direct material effect on our financial statements. Management believes, as of December 31, 2025, that Cullen/Frost and Frost Bank meet all capital adequacy requirements to which they are subject.

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Series B Preferred Stock. We have issued 150,000 shares, or $150.0 million in aggregate liquidation preference, of our 4.450% Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 and liquidation preference $1,000 per share (“Series B Preferred Stock”). Each share of Series B Preferred Stock issued and outstanding is represented by 40 depositary shares, each representing a 1/40th ownership interest in a share of the Series B Preferred Stock (equivalent to a liquidation preference of $25 per share). Each holder of depositary shares is entitled, in proportion to the applicable fraction of a share of Series B Preferred Stock represented by such depositary shares, to all rights and preferences of the Series B Preferred Stock represented thereby (including dividend, voting, redemption, and liquidation rights). Such rights must be exercised through the depositary. Dividends on the Series B Preferred Stock are non-cumulative and, if declared, accrue and are payable quarterly, in arrears, at a rate of 4.450% per annum. The Series B Preferred Stock qualifies as Tier 1 capital for the purposes of the regulatory capital calculations. The net proceeds from the issuance and sale of the Series B Preferred Stock, after deducting $4.5 million of issuance costs including the underwriting discount and professional service fees, among other things, were approximately $145.5 million. The Series B Preferred Stock is perpetual and has no maturity date. We may redeem the Series B Preferred Stock at our option (i) in whole or in part, from time to time, on any dividend payment date on or after December 15, 2025 or (ii) in whole but not in part, within 90 days following certain changes in laws or regulations impacting the regulatory capital treatment of the Series B Preferred Stock, in either case, at a redemption price equal to $1,000 per share of Series B Preferred Stock (equivalent to $25 per depositary share), plus any declared and unpaid dividends for prior dividend periods and accrued but unpaid dividends (whether or not declared) for the then-current dividend period prior to but excluding the redemption date. If we redeem the Series B Preferred Stock, the depositary is expected redeem a proportionate number of depositary shares. Neither the holders of Series B Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series B Preferred Stock or the depositary shares. Purchases of Equity Securities. From time to time, our board of directors has authorized stock repurchase plans. On January 29, 2025, our board of directors authorized a $150.0 million stock repurchase plan (the “2025 Repurchase Plan”), allowing us to repurchase shares of our common stock over a one-year period expiring on January 28, 2026. The 2025 Repurchase Plan was publicly announced in a current report on Form 8-K filed with the SEC on January 30, 2025. Shares repurchased under stock repurchase plans may be repurchased from time to time through a variety of methods, which may include open market purchases, in privately negotiated transactions, block trades, accelerated share repurchase transactions, and/or through other legally permissible means. The timing and amount of any share repurchases is determined by management at its discretion and based on market conditions and other considerations. Share repurchase plans may be suspended or discontinued at any time at our discretion and we are not obligated to purchase any amount of common stock. Stock repurchase plans allow us to proactively manage our capital position and provide management the ability to repurchase shares of our common stock opportunistically in instances where management believes the market price undervalues our company. Such plans also provide us with the ability to repurchase shares of common stock that can be used to satisfy obligations related to stock compensation awards in order to mitigate the dilutive effect of such awards. Under the 2025 Repurchase Plan, we repurchased 1,203,141 shares at a total cost of $150.0 million during 2025. During 2025, we also repurchased 51,340 shares at a total cost of $6.7 million in connection with the vesting of certain share awards. Repurchases made in connection with the vesting of share awards are not associated with any publicly announced stock repurchase plan. Under prior publicly announced stock repurchase plans, we repurchased 489,862 shares at a total cost of $50.0 million during 2024 and 400,868 shares at a total cost of $39.0 million during 2023. Shares repurchased in connection with the vesting of certain share awards totaled 87,775, at a total cost of $10.9 million, in 2024 and 35,897, at a total cost of $3.5 million, in 2023. On January 28, 2026, our board of directors authorized a $300.0 million stock repurchase plan (the “2026 Repurchase Plan”), allowing us to repurchase shares of our common stock over a one-year period expiring on January 27, 2027. This repurchase plan was publicly announced in a current report on Form 8-K filed with the SEC on January 29, 2026. Capital simplification rules adopted by federal bank regulators in 2019 eliminated the standalone prior approval requirement in the Basel III Capital Rules for any repurchase of common stock. In certain circumstances, Cullen/ Frost’s repurchases of its common stock may be subject to a prior approval or notice requirement under other 115 regulations, policies or supervisory expectations of the Federal Reserve Board. Any redemption or repurchase of preferred stock or subordinated debt remains subject to the prior approval of the Federal Reserve Board. The Inflation Reduction Act of 2022 (the “IRA”) imposes a 1% excise tax on the fair market value of stock repurchased after December 31, 2022 by publicly traded U.S. corporations. With certain exceptions, the value of stock repurchased is determined net of stock issued in the year, including shares issued pursuant to compensatory arrangements. Dividend Restrictions. In the ordinary course of business, Cullen/Frost is dependent upon dividends from Frost Bank to provide funds for the payment of dividends to shareholders and to provide for other cash requirements, including to repurchase its common stock. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of Frost Bank to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years. Under the foregoing dividend restrictions and while maintaining its “well capitalized” status, at December 31, 2025, Frost Bank could pay aggregate dividends of up to $977.4 million to Cullen/Frost without prior regulatory approval. Under the terms of the junior subordinated deferrable interest debentures that Cullen/Frost has issued to Cullen/ Frost Capital Trust II, Cullen/Frost has the right at any time during the term of the debentures to defer the payment of interest at any time or from time to time for an extension period not exceeding 20 consecutive quarterly periods with respect to each extension period. In the event that we have elected to defer interest on the debentures, we may not, with certain exceptions, declare or pay any dividends or distributions on our capital stock or purchase or acquire any of our capital stock. Under the terms of the Series B Preferred Stock, in the event that we do not declare and pay dividends on the Series B Preferred Stock for the most recent dividend period, we may not, with certain exceptions, declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of our common stock or any of our securities that rank junior to the Series B Preferred Stock. Insider Trading Policies and Procedures. Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees, or by Cullen/Frost itself. These policies have been reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable New York Stock Exchange listing standards. Note 9 - Earnings Per Common Share Earnings Per Common Share. Earnings per common share is computed using the two-class method. Basic earnings per common share is computed by dividing net earnings allocated to common stock by the weighted- average number of common shares outstanding during the applicable period, excluding outstanding participating securities. Participating securities include non-vested restricted stock units, deferred stock units and performance stock units (during the performance period), though no actual shares of common stock related to any type of stock unit have been issued. Non-vested restricted stock units and deferred stock units are considered participating securities because holders of these securities receive non-forfeitable dividends at the same rate as holders of our common stock. Holders of performance stock units receive dividend equivalent payments for dividends paid during the performance period at the vesting date of the award based upon the number of units that ultimately vest. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method. 116

The following table presents a reconciliation of net income available to common shareholders, net earnings allocated to common stock and the number of shares used in the calculation of basic and diluted earnings per common share. 2025 2024 2023 Net Income $ 648,557 $ 582,542 $ 597,973 Less: Preferred stock dividends 6,675 6,675 6,675 Net income available to common shareholders 641,882 575,867 591,298 Less: Earnings allocated to participating securities 6,409 6,236 6,283 Net earnings allocated to common stock $ 635,473 $ 569,631 $ 585,015 Distributed earnings allocated to common stock $ 252,823 $ 239,879 $ 229,749 Undistributed earnings allocated to common stock 382,650 329,752 355,266 Net earnings allocated to common stock $ 635,473 $ 569,631 $ 585,015 Weighted-average shares outstanding for basic earnings per common share 64,054,228 64,120,455 64,204,239 Dilutive effect of stock compensation 45,010 142,191 200,594 Weighted-average shares outstanding for diluted earnings per common share 64,099,238 64,262,646 64,404,833 Note 10 - Employee Benefit Plans Retirement Plans Retirement Plan and Restoration Plan. We maintain a non-contributory defined benefit plan (the “Retirement Plan”) that was frozen as of December 31, 2001. The plan provides pension and death benefits to substantially all employees who were at least 21 years of age and had completed at least one year of service prior to December 31, 2001. Defined benefits are provided based on an employee’s final average compensation and years of service at the time the plan was frozen and age at retirement. The freezing of the plan provides that future salary increases will not be considered. Our funding policy is to contribute yearly, at least the amount necessary to satisfy the funding standards of the Employee Retirement Income Security Act (“ERISA”). Our Restoration of Retirement Income Plan (the “Restoration Plan”) provides benefits for eligible employees that are in excess of the limits under Section 415 of the Internal Revenue Code of 1986, as amended, that apply to the Retirement Plan. The Restoration Plan is designed to comply with the requirements of ERISA. The entire cost of the plan, which was also frozen as of December 31, 2001, is supported by our contributions. We use a December 31 measurement date for our defined benefit plans. Combined activity in our defined benefit pension plans was as follows: 2025 2024 2023 Change in plan assets: Fair value of plan assets at beginning of year $ 169,727 $ 174,611 $ 161,823 Actual return on plan assets 14,677 5,306 22,477 Employer contributions 1,151 1,150 1,105 Benefits paid (11,348) (11,340) (10,794) Fair value of plan assets at end of year 174,207 169,727 174,611 Change in benefit obligation: Benefit obligation at beginning of year 130,900 142,372 143,944 Interest cost 6,619 6,647 6,983 Actuarial (gain) loss 3,645 (6,779) 2,239 Benefits paid (11,348) (11,340) (10,794) Benefit obligation at end of year 129,816 130,900 142,372 Funded status of the plan at end of year and accrued benefit (liability) recognized $ 44,391 $ 38,827 $ 32,239 Accumulated benefit obligation at end of year $ 129,816 $ 130,900 $ 142,372 117

Certain disaggregated information related to our defined benefit pension plans as of year-end was as follows: Retirement Plan Restoration Plan 2025 2024 2025 2024 Projected benefit obligation $ 119,198 $ 120,179 $ 10,618 $ 10,721 Accumulated benefit obligation 119,198 120,179 10,618 10,721 Fair value of plan assets 174,207 169,727 — — Funded status of the plan at end of year and accrued benefit (liability) recognized 55,009 49,548 (10,618) (10,721) The components of the combined net periodic cost (benefit) for our defined benefit pension plans are presented in the table below. 2025 2024 2023 Expected return on plan assets, net of expenses $ (9,366) $ (9,645) $ (10,959) Interest cost on projected benefit obligation 6,619 6,647 6,983 Net amortization and deferral 1,239 1,673 3,479 Net periodic expense (benefit) $ (1,508) $ (1,325) $ (497) Amounts related to our defined benefit pension plans recognized as a component of other comprehensive income were as follows: 2025 2024 2023 Net actuarial gain (loss) $ 2,904 $ 4,112 $ 12,757 Deferred tax (expense) benefit (610) (863) (2,679) Other comprehensive income (loss), net of tax $ 2,294 $ 3,249 $ 10,078 Amounts recognized as a component of accumulated other comprehensive loss as of year-end that have not been recognized as a component of the combined net periodic benefit cost of our defined benefit pension plans are presented in the following table. 2025 2024 Net actuarial loss $ (23,902) $ (26,806) Deferred tax benefit 5,020 5,630 Amounts included in accumulated other comprehensive income/loss, net of tax (18,882) (21,176) The weighted-average assumptions used to determine the benefit obligations as of the end of the years indicated and the net periodic benefit cost for the years indicated are presented in the table below. Because the plans were frozen, increases in compensation are not considered after 2001. 2025 2024 2023 Benefit obligations: Discount rate 5.27% 5.58% 4.95 % Net periodic benefit cost: Discount rate 5.58% 4.95% 5.14 % Expected return on plan assets 5.70 5.70 7.00 Management uses an asset allocation optimization model to analyze the potential risks and rewards associated with various asset allocation strategies on a quarterly basis. As of December 31, 2025, management’s investment objective for our defined benefit plans is to achieve current income with growth through price appreciation. This strategy provides for a target asset allocation of approximately 62% invested in fixed income debt securities and approximately 35% invested in equity securities with any remainder invested in cash or short-term cash equivalents. The asset allocation optimization process provides portfolio allocations which best represent the potential risk associated with a given asset allocation over a full market cycle. This is used to help management determine an appropriate mix of assets in order to achieve the plan's long term investment goals. The plan assets are reviewed annually to determine if the obligations can be met with the current investment mix and funding strategy. 118

The major categories of assets in our Retirement Plan as of year-end are presented in the following table. Assets are segregated by the level of the valuation inputs within the fair value hierarchy established by ASC Topic 820 "Fair Value Measurements and Disclosures," utilized to measure fair value (see Note 16 - Fair Value Measurements). Our Restoration Plan is unfunded.

	2025	2024
Level 1:		
Mutual funds and ETFs	$ 35,883	$ 34,564
U.S. Treasury	25,830	24,341
Common stock	16,280	14,921
Cash and cash equivalents	3,688	431
Level 2:		
Corporate bonds and notes	59,615	62,405
U.S. government agency securities	6,345	7,232
States and political subdivisions	26,566	25,833
Total fair value of plan assets	$ 174,207	$ 169,727

Mutual funds and exchange traded funds ("ETFs") include various equity, fixed-income and blended funds with varying investment strategies. Approximately 81% of mutual fund investments consist of equity investments as of December 31, 2025. The investment objective of equity funds and other equity investments is long-term capital appreciation with current income. The remaining mutual fund investments consist of diversified corporate bonds and notes; U.S. and international government securities; mortgage-related and other asset-backed securities and loan participations. The investment objective of fixed-income funds and other fixed-income investments is to maximize investment return while preserving investment principal. Our investment strategies prohibit selling assets short and the use of derivatives. Additionally, our defined benefit plans do not directly invest in real estate, commodities, or private investments.

The asset allocation optimization model is used to estimate the expected long-term rate of return for a given asset allocation strategy. Expectations of returns for each asset class are based on comprehensive reviews of historical data and economic/financial market theory. During periods with volatile interest rates and equity security prices, the model may call for changes in the allocation of plan investments to achieve desired returns. Management assumed a long-term rate of return of 5.70% in the determination of the net periodic benefit cost for 2025. The expected long-term rate of return on assets was selected from within the reasonable range of rates determined by historical real returns, net of inflation, for the asset classes covered by the plan's investment policy and projections of inflation over the long-term period during which benefits are payable to plan participants.

As of December 31, 2025, expected future benefit payments related to our defined benefit plans were as follows:

2026	$ 11,777
2027	11,782
2028	11,673
2029	11,359
2030	11,191
2031 through 2035	51,178
	$ 108,960

We expect to contribute $1.1 million to the defined benefit plans during 2026.

Savings Plans

401(k) Stock Purchase Plan and Other Plans. We maintain a 401(k) stock purchase plan that permits each participant to make before-tax contributions in an amount not less than 2% and not exceeding 50% of eligible compensation and subject to dollar limits from Internal Revenue Service regulations. We match 100% of the employee's contributions to the plan based on the amount of each participant's contributions up to a maximum of 7% (6% prior to 2025) of eligible compensation. Eligible employees must complete 30 days of service in order to enroll and vest in our matching contributions immediately. Our matching contribution is initially invested in the common stock of Cullen/Frost. Employees may immediately reallocate our matching portion, as well as invest their

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individual contribution, to any of a variety of investment alternatives offered under the 401(k) Plan. We may also make discretionary profit sharing contributions to eligible participants. Expense related to the plan, including both 401(k) and profit sharing contributions, totaled $38.1 million in 2025, $30.4 million in 2024 and $32.3 million in 2023. We maintain a thrift incentive stock purchase plan and a separate non-qualified profit sharing plan to offer certain employees, whose participation in the 401(k) plan is limited, an alternative means of receiving comparable benefits. Expense related to these plans was not significant during 2025, 2024 and 2023. Stock Compensation Plans We have three active stock compensation plans (the 2007 Outside Directors Incentive Plan, the 2015 Omnibus Incentive Plan, and the 2024 Equity Incentive Plan). All of the plans have been approved by our shareholders. The 2024 Equity Incentive Plan (the “2024 Plan”) was approved by our shareholders on April 24, 2024 to replace the 2015 Omnibus Incentive Plan (the “2015 Plan”). Under the 2024 Plan, shareholders approved the issuance, pursuant to the plan, of 2,576,038 shares of our common stock. This amount included 2,350,000 newly authorized shares and the 226,038 shares remaining available for issuance under the superseded 2015 Plan. The 2015 Plan had previously superseded the 2007 Outside Directors Incentive Plan (the “2007 Directors Plan”) and the 2005 Omnibus Incentive Plan, which is no longer active. Our stock compensation plans were established to (i) motivate superior performance by means of performance-related incentives, (ii) encourage and provide for the acquisition of an ownership interest in our company by employees and non-employee directors and (iii) enable us to attract and retain qualified and competent persons as employees and to serve as members of our board of directors. Under the 2024 Plan, we may grant, among other things, nonqualified stock options, incentive stock options, stock awards, stock appreciation rights, restricted stock units, performance share units or any combination thereof to certain employees and non-employee directors. Any of the authorized shares may be used for any type of award allowable under the Plan. The Compensation and Benefits Committee (“Committee”) of our Board of Directors has sole authority to (i) establish the awards to be issued, (ii) select the employees and non-employee directors to receive awards, and (iii) approve the terms and conditions of each award contract. Each award under the stock plans is evidenced by an award agreement that specifies the award price, the duration of the award, the number of shares to which the award pertains, and such other provisions as the Committee determines. For stock options, the option price for each grant is at least equal to the fair market value of a share of Cullen/Frost’s common stock on the date of grant. Options granted expire at such time as the Committee determines at the date of grant and in no event does the exercise period exceed a maximum of ten years. As defined in the plans, outstanding unvested awards may immediately vest upon a change-in-control of Cullen/Frost and subsequent termination resulting from the change in control. 120

A combined summary of activity in our active stock plans is presented in the table. Performance stock units outstanding are presented assuming attainment of the maximum payout rate as set forth by the performance criteria. The target award level for performance stock units granted in 2025, 2024 and 2023 was 23,292, 21,554 and 66,471, respectively. As of December 31, 2025, there were 2,119,870 shares remaining available for grant for future awards.

	Director Deferred Stock Units Outstanding		Non-Vested Restricted Stock Units Outstanding		Performance Stock Units Outstanding		Stock Options Outstanding	
	Number of Units	Weighted-Average Fair Value at Grant	Number of Shares/ Units	Weighted-Average Fair Value at Grant	Number of Units	Weighted-Average Fair Value at Grant	Number of Shares	Weighted-Average Exercise Price
January 1, 2023	45,661	$ 87.15	465,319	$ 105.36	213,749	$ 96.20	616,227	$ 71.27
Granted	8,503	103.47	217,561	85.39	99,710	74.71	—	—
Exercised/vested	—	—	(108,920)	94.00	(28,151)	85.74	(130,286)	71.37
Forfeited/expired	—	—	(7,154)	114.53	(18,254)	85.74	—	—
December 31, 2023	54,164	89.71	566,806	99.77	267,054	89.99	485,941	71.25
Granted	7,997	116.84	176,892	129.44	32,334	119.17	—	—
Exercised/vested	(9,382)	80.99	(232,617)	91.78	(45,818)	57.89	(301,965)	74.98
Forfeited/expired	—	—	(3,219)	106.74	(22,913)	57.89	—	—
December 31, 2024	52,779	95.37	507,862	113.72	230,657	103.65	183,976	65.11
Granted	8,760	116.47	201,569	123.27	34,941	111.95	—	—
Exercised/vested	—	—	(114,675)	142.54	(46,086)	121.46	(183,476)	65.11
Forfeited/expired	—	—	(8,458)	112.11	—	—	(500)	65.11
December 31, 2025	61,539	98.38	586,298	111.39	219,512	101.23	—	—

Director deferred stock units granted to non-employee directors generally have immediate vesting. Upon retirement from our board of directors, non-employee directors will receive one share of our common stock for each director deferred stock unit held. Non-vested restricted stock units granted to employees generally have a three-year-cliff vesting period although awards granted prior to 2021 generally had a four-year-cliff vesting period. Outstanding non-vested restricted stock units and director deferred stock units receive equivalent dividend payments as such dividends are declared on our common stock.

Performance stock units represent shares potentially issuable in the future. For performance stock units granted in 2025 and 2024, issuance is based upon the measure of our achievement of relative return on assets over a three-year performance period compared to an identified peer group's achievement of relative return on assets over the same three-year performance period. For performance stock units granted in 2023, 2022 and 2021, issuance is based upon the measure of our achievement of growth in adjusted net revenue, averaged over the three-year performance period, compared to the 2023, 2022 and 2021 base-year amounts, respectively. Performance stock units are eligible to receive equivalent dividend payments based on declared dividends on our common stock during the performance period. Equivalent dividend payments are based upon the ultimate number of shares issued under each performance award and are deferred until such time that the units vest and shares are issued.

Options granted to employees generally had a ten-year life and vested in equal annual installments over a four-year period. No stock options have been granted since 2015.

Shares issued in connection with stock compensation awards are issued from available treasury shares. If no treasury shares are available, new shares are issued from available authorized shares. Shares issued in connection with stock compensation awards along with other related information were as follows:

	2025	2024	2023
New shares issued from available authorized shares	—	—	49,887
Shares issued from available treasury stock	344,237	589,782	217,470
Total	344,237	589,782	267,357
Proceeds from stock option exercises	$ 11,946	$ 22,643	$ 9,299
Intrinsic value of stock options exercised	12,074	13,454	3,614
Fair value of restricted/director deferred stock units vested	20,853	35,922	13,445

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Stock-based Compensation Expense. Stock-based compensation expense is recognized ratably over the requisite service period for all awards. For most stock option awards, the service period generally matches the vesting period. For stock options granted to certain executive officers and for non-vested restricted stock units granted to all participants, the service period does not extend past the date the participant reaches 65 years of age. Director deferred stock units granted to non-employee directors generally have immediate vesting and the related expense is fully recognized on the date of grant. For performance stock units, the service period generally matches the three- year performance period specified by the award, however, the service period does not extend past the date the participant reaches 65 years of age. Expense recognized each period is dependent upon our estimate of the number of shares that will ultimately be issued. Stock-based compensation expense and the related income tax benefit is presented in the following table. The service period for performance stock units granted each year begins on January 1 of the following year. 2025 2024 2023 Non-vested restricted stock units $ 20,216 $ 19,457 $ 16,734 Director deferred stock units 1,020 934 880 Performance stock units 3,519 (628) 6,976 Total $ 24,755 $ 19,763 $ 24,590 Income tax benefit $ 5,261 $ 4,776 $ 4,120 Unrecognized stock-based compensation expense and the weighted-average period over which the expense is expected to be recognized at December 31, 2025 is presented in the table below. Unrecognized stock-based compensation expense related to performance stock units is presented assuming attainment of the maximum payout rate as set forth by the performance criteria. Unrecognized Expense Weighted- Average Number of Years for Expense Recognition Non-vested restricted stock units $ 29,567 2.24 Performance stock units 13,305 2.41 Total $ 42,872 Valuation of Stock-Based Compensation. For the purposes of recognizing stock-based compensation expense, the fair value of non-vested restricted stock units and director deferred stock units is generally the market price of the stock on the measurement date, which, for us, is the date of the award. The fair value of performance stock units is determined in a similar manner except that the market price of the stock on the measurement date is discounted by the present value of the dividends expected to be paid on our common stock during the service period of the award because dividend equivalent payments on performance stock units are deferred until such time that the units vest and shares are issued. In applying this discount to the market price of our stock on the measurement date, we assumed we would pay a flat quarterly dividend during the service period equal to our most recent dividend payment, which was $1.00, $0.95 and $0.92 in 2025, 2024 and 2023, respectively, discounted at a weighted-average risk-free rate of 3.50%, 4.09% and 5.01% in 2025, 2024 and 2023, respectively. The fair value of employee stock options granted is estimated on the measurement date, which, for us, is the date of grant. The fair value of stock options is estimated using a binomial lattice-based valuation model that takes into account employee exercise patterns based on changes in our stock price and other variables and allows for the use of dynamic assumptions about interest rates and expected volatility. No stock options have been granted since 2015. 122

Note 11 - Other Non-Interest Income and Expense

Other non-interest income and expense totals are presented in the following table. Components of these totals exceeding 1% of the aggregate of total net interest income and total non-interest income for any of the years presented are stated separately.

	2025	2024	2023
Other non-interest income:			
Other	$ 55,405	$ 52,060	$ 54,941
Total	$ 55,405	$ 52,060	$ 54,941
Other non-interest expense:			
Professional services	$ 58,741	$ 56,385	$ 53,932
Advertising/promotions	56,865	51,403	48,608
Other	161,550	136,623	126,827
Total	$ 277,156	$ 244,411	$ 229,367

In the ordinary course of business, we transact with certain directors and/or their affiliates. Payments for services provided in these transactions totaled $2.1 million in 2025, $1.8 million in 2024 and $1.3 million in 2023.

Note 12 - Income Taxes

Income tax expense was as follows:

	2025	2024	2023
Current income tax expense	$ 117,773	$ 125,025	$ 129,229
Deferred income tax expense (benefit)	5,372	(11,600)	(14,829)
Income tax expense, as reported	$ 123,145	$ 113,425	$ 114,400
Effective tax rate	16.0 %	16.3 %	16.1 %

A reconciliation between reported income tax expense and the amounts computed by applying the U.S. federal statutory income tax rate of 21% to income before income taxes is presented in the following table. There were no activities or transactions that had foreign income taxes or cross-border tax effects during the reported periods. State income/franchise taxes are primarily related to the State of Texas, while amounts related to other jurisdictions were not significant, in the aggregate, during the reported periods.

	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. federal income tax expense computed at the statutory rate	$ 162,057	21.0 %	$ 146,153	21.0 %	$ 149,598	21.0 %
State income/franchise taxes, net of U.S. federal income tax effects	1,628	0.2	1,343	0.2	1,527	0.2
Effect of changes in tax laws or rates enacted during the year	—	—	—	—	—	—
Tax credits	(131)	—	(141)	—	(162)	—
Non-taxable or non-deductible items:						
Tax-exempt interest	(45,497)	(5.9)	(38,498)	(5.5)	(43,114)	(6.1)
FDIC premiums	5,979	0.8	5,943	0.9	5,263	0.8
Executive compensation	2,572	0.3	1,629	0.2	2,591	0.4
Meals and entertainment	2,001	0.3	1,861	0.2	1,692	0.2
Other	(925)	(0.1)	1,211	0.2	34	—
Tax benefit of 401(k) dividends	(2,274)	(0.3)	(2,281)	(0.3)	(2,135)	(0.3)
Net tax benefit from stock-based compensation	(2,265)	(0.3)	(3,795)	(0.6)	(894)	(0.1)
Income tax expense and effective tax rate, as reported	$ 123,145	16.0 %	$ 113,425	16.3 %	$ 114,400	16.1 %

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There were no unrecognized tax benefits during the reported periods. Interest and/or penalties related to income taxes are reported as a component of income tax expense. Such amounts were not significant during the reported periods. Year-end deferred taxes are presented in the table below. Deferred taxes are based on the U.S. statutory federal income tax rate of 21%. 2025 2024 Deferred tax assets: Net unrealized loss on securities available for sale and transferred securities $ 219,058 $ 327,184 Allowance for credit losses 69,992 67,697 Lease liabilities under operating leases 62,239 64,691 Bonus accrual 15,642 13,753 Stock-based compensation 6,623 6,321 Net actuarial loss on defined benefit post-retirement benefit plans 5,020 5,630 Deferred loan and lease origination fees 3,898 3,990 FDIC deposit insurance special assessment 1,195 8,647 Other 6,221 4,882 Total gross deferred tax assets 389,888 502,795 Deferred tax liabilities: Right-of-use assets under operating leases (54,427) (56,759) Premises and equipment (36,614) (38,352) Intangible assets (21,605) (16,434) Defined benefit post-retirement benefit plans (14,149) (13,591) Other (1,964) (2,422) Total gross deferred tax liabilities (128,759) (127,558) Net deferred tax asset (liability) $ 261,129 $ 375,237 No valuation allowance for deferred tax assets was recorded at December 31, 2025 and 2024 as management believes it is more likely than not that all of the deferred tax assets will be realized against deferred tax liabilities and projected future taxable income. There were no unrecognized tax benefits during any of the reported periods. We file income tax returns in the U.S. federal jurisdiction. We are no longer subject to U.S. federal income tax examinations by tax authorities for years before 2022. Note 13 - Other Comprehensive Income (Loss) The tax effects allocated to each component of other comprehensive income (loss) were as follows: 2025 Securities available for sale and transferred securities: Change in net unrealized gain/loss during the period $ 514,556 $ 108,056 $ 406,500 Change in net unrealized gain on securities transferred to held to maturity (521) (109) (412) Reclassification adjustment for net (gains) losses included in net income 850 179 671 Total securities available for sale and transferred securities 514,885 108,126 406,759 Defined-benefit post-retirement benefit plans: Change in the net actuarial gain/loss 1,665 350 1,315 Reclassification adjustment for net amortization of actuarial gain/loss included in net income as a component of net periodic cost (benefit) 1,239 260 979 Total defined-benefit post-retirement benefit plans 2,904 610 2,294 Total other comprehensive income (loss) $ 517,789 $ 108,736 $ 409,053 Before Tax Amount Tax Expense, (Benefit) Net of Tax Amount 124

2024 Securities available for sale and transferred securities: Change in net unrealized gain/loss during the period $ (171,662) $ (36,049) $ (135,613) Change in net unrealized gain on securities transferred to held to maturity (629) (132) (497) Reclassification adjustment for net (gains) losses included in net income 96 20 76 Total securities available for sale and transferred securities (172,195) (36,161) (136,034) Defined-benefit post-retirement benefit plans: Change in the net actuarial gain/loss 2,439 512 1,927 Reclassification adjustment for net amortization of actuarial gain/loss included in net income as a component of net periodic cost (benefit) 1,673 351 1,322 Total defined-benefit post-retirement benefit plans 4,112 863 3,249 Total other comprehensive income (loss) $ (168,083) $ (35,298) $ (132,785) 2023 Securities available for sale and transferred securities: Change in net unrealized gain/loss during the period $ 277,926 $ 58,364 $ 219,562 Change in net unrealized gain on securities transferred to held to maturity (649) (136) (513) Reclassification adjustment for net (gains) losses included in net income (66) (14) (52) Total securities available for sale and transferred securities 277,211 58,214 218,997 Defined-benefit post-retirement benefit plans: Change in the net actuarial gain/loss 9,278 1,948 7,330 Reclassification adjustment for net amortization of actuarial gain/loss included in net income as a component of net periodic cost (benefit) 3,479 731 2,748 Total defined-benefit post-retirement benefit plans 12,757 2,679 10,078 Total other comprehensive income (loss) $ 289,968 $ 60,893 $ 229,075 Before Tax Amount Tax Expense, (Benefit) Net of Tax Amount Activity in accumulated other comprehensive income, net of tax, was as follows: Securities Available For Sale Defined Benefit Plans Accumulated Other Comprehensive Income 2025 Beginning balance $ (1,230,828) $ (21,176) $ (1,252,004) Other comprehensive income (loss) before reclassification 406,088 1,315 407,403 Reclassification of amounts included in net income 671 979 1,650 Net other comprehensive income (loss) during period 406,759 2,294 409,053 Ending balance $ (824,069) $ (18,882) $ (842,951) 2024 Beginning balance $ (1,094,794) $ (24,425) $ (1,119,219) Other comprehensive income (loss) before reclassification (136,110) 1,927 (134,183) Reclassification of amounts included in net income 76 1,322 1,398 Net other comprehensive income (loss) during period (136,034) 3,249 (132,785) Ending balance $ (1,230,828) $ (21,176) $ (1,252,004) 2023 Beginning balance $ (1,313,791) $ (34,503) $ (1,348,294) Other comprehensive income (loss) before reclassification 219,049 7,330 226,379 Reclassification of amounts included in net income (52) 2,748 2,696 Net other comprehensive income (loss) during period 218,997 10,078 229,075 Ending balance $ (1,094,794) $ (24,425) $ (1,119,219) 125

Note 14 - Derivative Financial Instruments The fair value of derivative positions outstanding is included in accrued interest receivable and other assets and accrued interest payable and other liabilities in the accompanying consolidated balance sheets and in the net change in each of these financial statement line items in the accompanying consolidated statements of cash flows. Interest Rate Derivatives. We utilize interest rate swaps, caps and floors to mitigate exposure to interest rate risk and to facilitate the needs of our customers. Our objectives for utilizing these derivative instruments are described below: From time to time, we have entered into certain interest rate derivative contracts that are designated as hedging instruments to hedge the risk of changes in the fair value of certain commercial loans/leases due to changes in interest rates. We also enter into certain interest rate derivative contracts that are not designated as hedging instruments to accommodate the business needs of our customers. These derivative contracts relate to transactions in which we enter into an interest rate swap, cap and/or floor with a customer while at the same time entering into an offsetting interest rate swap, cap and/or floor with a third-party financial institution. In connection with each swap transaction, we agree to pay interest to the customer on a notional amount at a variable interest rate and receive interest from the customer on a similar notional amount at a fixed interest rate. At the same time, we agree to pay a third-party financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. The transaction allows our customer to effectively convert a variable rate loan to a fixed rate. Because we act as an intermediary for our customers, changes in the fair value of the underlying derivative contracts largely offset each other and do not significantly impact our results of operations. The notional amounts and estimated fair values of interest rate derivative contracts outstanding are presented in the following table. The fair values of these contracts are estimated utilizing internal valuation methods with observable market data inputs, or as determined by the Chicago Mercantile Exchange (“CME”) for centrally cleared derivative contracts. CME rules characterize variation margin payments for centrally cleared derivatives as settlements of the derivatives' exposure rather than as collateral. As a result, the variation margin payment and the related derivative instruments are considered a single unit of account for accounting and financial reporting purposes. Variation margin, as determined by the CME, is settled daily. As a result, derivative contracts that clear through the CME have an estimated fair value of zero. December 31, 2025 December 31, 2024 Notional Amount Estimated Fair Value Notional Amount Estimated Fair Value Non-hedging interest rate derivatives: Financial institution counterparties: Loan/lease interest rate swaps - assets $ 783,022 $ 34,835 $ 1,213,519 $ 63,001 Loan/lease interest rate swaps - liabilities 1,341,227 (20,598) 663,078 (9,068) Loan/lease interest rate caps - assets 251,075 3,230 205,164 7,053 Customer counterparties: Loan/lease interest rate swaps - assets 1,341,227 20,598 663,078 9,068 Loan/lease interest rate swaps - liabilities 783,022 (34,835) 1,213,519 (63,000) Loan/lease interest rate caps - liabilities 251,075 (3,232) 205,164 (7,054) The weighted-average rates paid and received for interest rate swaps outstanding at December 31, 2025 were as follows: Weighted-Average Interest Rate Paid Interest Rate Received Interest rate swaps: Non-hedging interest rate swaps - financial institution counterparties 5.16% 5.56 % Non-hedging interest rate swaps - customer counterparties 5.56 5.16 The weighted-average strike rate for outstanding interest rate caps was 4.04% at December 31, 2025. 126

Commodity Derivatives. We enter into certain commodity derivative contracts that are not designated as hedging instruments to accommodate the business needs of our customers. Upon the origination of a commodity derivative contract with a customer, we simultaneously enter into an offsetting contract with a third-party financial institution to mitigate our exposure to fluctuations in commodity prices. Because we act as an intermediary for our customers, changes in the fair value of the underlying derivative contracts largely offset each other and do not significantly impact our results of operations.

The notional amounts and estimated fair values of non-hedging commodity derivative contracts outstanding are presented in the following table. The fair values of these contracts are estimated utilizing internal valuation methods with observable market data inputs.

		December 31, 2025		December 31, 2024	
	Notional Units	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Financial institution counterparties:					
Oil - assets	Barrels	7,842	$ 42,594	7,097	$ 27,471
Oil - liabilities	Barrels	1,913	(968)	4,768	(12,897)
Natural gas - assets	MMBTUs	29,288	7,678	25,454	3,804
Natural gas - liabilities	MMBTUs	8,000	(938)	26,082	(4,054)
Customer counterparties:					
Oil - assets	Barrels	1,928	1,091	4,872	12,973
Oil - liabilities	Barrels	7,828	(41,265)	6,993	(26,753)
Natural gas - assets	MMBTUs	8,000	1,001	26,767	4,255
Natural gas - liabilities	MMBTUs	29,288	(7,427)	24,769	(3,600)

Foreign Currency Derivatives. We enter into foreign currency derivative contracts that are not designated as hedging instruments to accommodate the business needs of our customers and to mitigate our exposure to foreign currency. Upon the origination of a foreign currency derivative contract with a customer, we simultaneously enter into an offsetting contract with a third-party financial institution to mitigate our exposure to fluctuations in foreign currency exchange rates. Because we act as an intermediary for our customers, changes in the fair value of the underlying derivative contracts largely offset each other and do not significantly impact our results of operations. We also utilize foreign currency derivative contracts that are not designated as hedging instruments to mitigate the economic effect of fluctuations in foreign currency exchange rates on foreign currency holdings and certain short-term, non-U.S. dollar denominated loans. The fair values of these contracts are estimated utilizing internal valuation methods with observable market data inputs. There were no foreign currency derivative contracts outstanding as of December 31, 2025 or December 31, 2024.

Gains, Losses and Derivative Cash Flows. For fair value hedges, the changes in the fair value of both the derivative hedging instrument and the hedged item are included in other non-interest income or other non-interest expense. The extent that such changes in fair value do not offset represents hedge ineffectiveness. Net cash flows from interest rate swaps on commercial loans/leases designated as hedging instruments in effective hedges of fair value are included in interest income on loans. For non-hedging derivative instruments, gains and losses due to changes in fair value and all cash flows are included in other non-interest income and other non-interest expense.

Amounts included in the consolidated statements of income related to interest rate derivatives designated as hedges of fair value were as follows:

	2025	2024	2023
Commercial loan/lease interest rate swaps:			
Amount of gain (loss) included in interest income on loans	$ —	$ —	$ 16

As stated above, we enter into non-hedge related derivative positions primarily to accommodate the business needs of our customers. Upon the origination of a derivative contract with a customer, we simultaneously enter into an offsetting derivative contract with a third-party financial institution. We recognize immediate income based upon the difference in the bid/ask spread of the underlying transactions with our customers and the third party. Because we act only as an intermediary for our customer, subsequent changes in the fair value of the underlying derivative contracts largely offset each other and do not significantly impact our results of operations.

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Amounts included in the consolidated statements of income related to non-hedging interest rate, commodity, foreign currency and other derivative instruments are presented in the table below. 2025 2024 2023 Non-hedging interest rate derivatives: Other non-interest income $ 4,094 $ 4,304 $ 6,982 Other non-interest expense (2) 3 — Non-hedging commodity derivatives: Other non-interest income 3,756 2,183 1,889 Non-hedging foreign currency derivatives: Other non-interest income 55 11 30 Counterparty Credit Risk. Derivative contracts involve the risk of dealing with both bank customers and financial institution counterparties and their ability to meet contractual terms. Financial institution counterparties must have an investment grade credit rating and be approved by our Asset/Liability Management Committee. Our credit exposure on derivative contracts is limited to the net favorable value of all contracts by each counterparty. Credit exposure may be reduced by the amount of collateral pledged by the counterparty. There are no credit-risk-related contingent features associated with any of our derivative contracts. Certain derivative contracts with financial institution counterparties may be terminated with respect to a party in the transaction, if such party does not have at least a minimum level rating assigned to either its senior unsecured long-term debt or its deposit obligations by certain third-party rating agencies. Our credit exposure relating to interest rate, commodity, and foreign currency derivative contracts with bank customers was approximately $20.5 million at December 31, 2025. This credit exposure is partly mitigated as transactions with customers are generally secured by the collateral, if any, securing the underlying transaction being hedged. Our credit exposure, net of collateral pledged, relating to interest rate, commodity, and foreign currency derivative contracts with financial institution counterparties was approximately $7.4 million at December 31, 2025. Collateral positions are generally cleared on the next business day. Collateral levels for financial institution counterparties are monitored and adjusted as necessary. See Note 15 – Balance Sheet Offsetting and Repurchase Agreements for additional information regarding our credit exposure with financial institution counterparties. At December 31, 2025, we had $11.2 million in cash collateral related to derivative contracts on deposit with other financial institution counterparties. 128

Note 15 - Balance Sheet Offsetting and Repurchase Agreements

Balance Sheet Offsetting. Certain financial instruments, including resell and repurchase agreements and derivatives, may be eligible for offset in the consolidated balance sheet and/or subject to master netting arrangements or similar agreements. Our derivative transactions with financial institution counterparties are generally executed under International Swaps and Derivative Association ("ISDA") master agreements which include "right of set-off" provisions. In such cases there is generally a legally enforceable right to offset recognized amounts and there may be an intention to settle such amounts on a net basis. Nonetheless, we do not generally offset such financial instruments for financial reporting purposes.

Information about financial instruments that are eligible for offset in the consolidated balance sheet as of December 31, 2025 is presented in the following tables.

	Gross Amount Recognized	Gross Amount Offset	Net Amount Recognized
December 31, 2025			
Financial assets:			
Derivatives:			
Loan/lease interest rate swaps and caps	$ 38,065	$ —	$ 38,065
Commodity swaps and options	50,272	—	50,272
Total derivatives	88,337	—	88,337
Resell agreements	9,650	—	9,650
Total	$ 97,987	$ —	$ 97,987
Financial liabilities:			
Derivatives:			
Loan/lease interest rate swaps	$ 20,598	$ —	$ 20,598
Commodity swaps and options	1,906	—	1,906
Total derivatives	22,504	—	22,504
Repurchase agreements	4,525,855	—	4,525,855
Total	$ 4,548,359	$ —	$ 4,548,359

		Gross Amounts Not Offset		
	Net Amount Recognized	Financial Instruments	Collateral	Net Amount
December 31, 2025				
Financial assets:				
Derivatives:				
Counterparty H	$ 35,230	$ (907)	$ (31,270)	$ 3,053
Counterparty F	20,242	(290)	(19,495)	457
Counterparty B	13,619	(1,184)	(10,789)	1,646
Counterparty E	7,298	(6,418)	(220)	660
Other counterparties	11,948	(3,503)	(7,917)	528
Total derivatives	88,337	(12,302)	(69,691)	6,344
Resell agreements	9,650	—	(9,650)	—
Total	$ 97,987	$ (12,302)	$ (79,341)	$ 6,344
Financial liabilities:				
Derivatives:				
Counterparty H	$ 907	$ (907)	$ —	$ —
Counterparty F	290	(290)	—	—
Counterparty B	1,184	(1,184)	—	—
Counterparty E	6,418	(6,418)	—	—
Other counterparties	13,705	(3,503)	(10,181)	21
Total derivatives	22,504	(12,302)	(10,181)	21
Repurchase agreements	4,525,855	—	(4,525,855)	—
Total	$ 4,548,359	$ (12,302)	$ (4,536,036)	$ 21

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Information about financial instruments that are eligible for offset in the consolidated balance sheet as of December 31, 2024 is presented in the following tables. Gross Amount Recognized Gross Amount Offset Net Amount Recognized December 31, 2024 Financial assets: Derivatives: Loan/lease interest rate swaps and caps $ 70,054 $ — $ 70,054 Commodity swaps and options 31,275 — 31,275 Total derivatives 101,329 — 101,329 Resell agreements 9,650 — 9,650 Total $ 110,979 $ — $ 110,979 Financial liabilities: Derivatives: Loan/lease interest rate swaps $ 9,068 $ — $ 9,068 Commodity swaps and options 16,951 — 16,951 Total derivatives 26,019 — 26,019 Repurchase agreements 4,342,941 — 4,342,941 Total $ 4,368,960 $ — $ 4,368,960 Gross Amounts Not Offset Net Amount Recognized Financial Instruments Collateral Net Amount December 31, 2024 Financial assets: Derivatives: Counterparty H $ 36,286 $ (10,129) $ (26,157) $ — Counterparty F 15,505 (2,322) (11,759) 1,424 Counterparty B 22,338 (4,522) (17,816) — Counterparty E 14,219 (2,109) (12,100) 10 Other counterparties 12,981 (6,632) (6,325) 24 Total derivatives 101,329 (25,714) (74,157) 1,458 Resell agreements 9,650 — (9,650) — Total $ 110,979 $ (25,714) $ (83,807) $ 1,458 Financial liabilities: Derivatives: Counterparty H $ 10,129 $ (10,129) $ — $ — Counterparty F 2,322 (2,322) — — Counterparty B 4,522 (4,522) — — Counterparty E 2,109 (2,109) — — Other counterparties 6,937 (6,632) (305) — Total derivatives 26,019 (25,714) (305) — Repurchase agreements 4,342,941 — (4,342,941) — Total $ 4,368,960 $ (25,714) $ (4,343,246) $ — 130

Repurchase Agreements. We utilize securities sold under agreements to repurchase to accommodate the business needs of our customers and to facilitate secured short-term funding needs. Securities sold under agreements to repurchase are stated at the amount of cash received in connection with the transaction. We monitor collateral levels on a continuous basis. We may be required to provide additional collateral based on the fair value of the underlying securities. Securities pledged as collateral under repurchase agreements are maintained with our safekeeping agents. The remaining contractual maturity of repurchase agreements in the consolidated balance sheets as of December 31, 2025 and December 31, 2024 is presented in the following tables. Remaining Contractual Maturity of the Agreements Overnight and Continuous Up to 30 Days 30-90 Days Greater than 90 Days Total December 31, 2025 Repurchase agreements: U.S. Treasury $ 1,829,706 $ — $ — $ — $ 1,829,706 Residential mortgage- backed securities 2,696,149 — — — 2,696,149 Total borrowings $ 4,525,855 $ — $ — $ — $ 4,525,855 Gross amount of recognized liabilities for repurchase agreements $ 4,525,855 Amounts related to agreements not included in offsetting disclosures above $ — December 31, 2024 Repurchase agreements: U.S. Treasury $ 2,170,482 $ — $ — $ — $ 2,170,482 Residential mortgage- backed securities 2,172,459 — — — 2,172,459 Total borrowings $ 4,342,941 $ — $ — $ — $ 4,342,941 Gross amount of recognized liabilities for repurchase agreements $ 4,342,941 Amounts related to agreements not included in offsetting disclosures above $ — Note 16 - Fair Value Measurements The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, we utilize valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows: • Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. • Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means. • Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities. 131

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market- based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and our creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. Our valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes our valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein. A more detailed description of the valuation methodologies used for assets and liabilities measured at fair value is set forth below. Transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstances that caused the transfer, which generally coincides with our monthly and/or quarterly valuation process. Financial Assets and Financial Liabilities: Financial assets and financial liabilities measured at fair value on a recurring basis include the following: Securities Available for Sale. U.S. Treasury securities are reported at fair value utilizing Level 1 inputs. Other securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, we obtain fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions, among other things. We review the prices supplied by the independent pricing service, as well as their underlying pricing methodologies, for reasonableness and to ensure such prices are aligned with traditional pricing matrices. In general, we do not purchase investment portfolio securities that are esoteric or that have a complicated structure. Our entire portfolio consists of traditional investments, nearly all of which are U.S. Treasury obligations, federal agency bullet or mortgage pass-through securities, or general obligation or revenue based municipal bonds. Pricing for such instruments is fairly generic and is easily obtained. From time to time, we will validate prices supplied by the independent pricing service by comparison to prices obtained from third-party sources or derived using internal models. Trading Securities. U.S. Treasury securities and exchange-listed common stock are reported at fair value utilizing Level 1 inputs. Other securities classified as trading are reported at fair value utilizing Level 2 inputs in the same manner as described above for securities available for sale. Derivatives. Derivatives are generally reported at fair value utilizing Level 2 inputs. We utilize internal valuation methods with observable market data inputs to estimate the fair values of our outstanding interest rate, commodity and foreign currency derivative contracts. We also obtain dealer quotations and/or utilize third-party models for comparative purposes to assess the reasonableness of our model valuations. Should such a significant discrepancy arise, we would obtain price verification from a third-party dealer. In cases where significant credit valuation adjustments are incorporated into the estimation of fair value, reported amounts are considered to have been derived utilizing Level 3 inputs. For purposes of potential valuation adjustments to our derivative positions, we evaluate the credit risk of our counterparties as well as ours. Accordingly, we have considered factors such as the likelihood of our default and the default of our counterparties, our net exposures and remaining contractual life, among other things, in determining if any fair value adjustments related to credit risk are required. Counterparty exposure is evaluated by netting positions that are subject to master netting arrangements, as well as considering the amount of collateral securing the position. We review our counterparty exposure on a regular basis, and, when necessary, appropriate business actions are taken to adjust the exposure. We also utilize this approach to estimate our own credit risk on derivative liability positions. To date, we have not realized any significant losses due to a counterparty’s inability to pay any net uncollateralized position. The change in value of derivative assets and derivative liabilities attributable to credit risk was not significant during the reported periods. 132

The following tables summarize financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value: 2025 Securities available for sale: U.S. Treasury $ 2,456,517 $ — $ — $ 2,456,517 Residential mortgage-backed securities — 8,121,794 — 8,121,794 States and political subdivisions — 5,349,857 — 5,349,857 Other — 42,428 — 42,428 Trading account securities: U.S. Treasury 36,650 — — 36,650 States and political subdivisions — 954 — 954 Derivative assets: Interest rate swaps, caps and floors — 58,663 — 58,663 Commodity swaps and options — 52,364 — 52,364 Derivative liabilities: Interest rate swaps, caps and floors — 58,665 — 58,665 Commodity swaps and options — 50,598 — 50,598 2024 Securities available for sale: U.S. Treasury $ 3,442,320 $ — $ — $ 3,442,320 Residential mortgage-backed securities — 6,997,902 — 6,997,902 States and political subdivisions — 4,560,224 — 4,560,224 Other — 43,179 — 43,179 Trading account securities: U.S. Treasury 33,910 — — 33,910 States and political subdivisions — — — — Derivative assets: Interest rate swaps, caps and floors — 79,122 — 79,122 Commodity swaps and options — 48,503 — 48,503 Derivative liabilities: Interest rate swaps, caps and floors — 79,122 — 79,122 Commodity swaps and options — 47,304 — 47,304 Level 1 Inputs Level 2 Inputs Level 3 Inputs Total Fair Value Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets measured at fair value on a non-recurring basis during the reported periods include certain loans reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs based on observable market data, typically in the case of real estate collateral, or Level 3 inputs based on customized discounting criteria, typically in the case of non-real estate collateral such as inventory, oil and gas reserves, accounts receivable, equipment or other business assets. 133

The following table presents collateral dependent loans that were remeasured and reported at fair value through a specific allocation of the allowance for credit losses on loans based upon the fair value of the underlying collateral: 2025 2024 2023 Level 2 Carrying value before allocations $ 6,263 $ 4,982 $ 19,719 Specific (allocations) reversals of prior allocations (481) (650) (3,391) Fair value $ 5,782 $ 4,332 $ 16,328 Level 3 Carrying value before allocations $ 25,927 $ 37,082 $ 15,465 Specific (allocations) reversals of prior allocations 1,204 (10,987) (2,344) Fair value $ 27,131 $ 26,095 $ 13,121 Non-Financial Assets and Non-Financial Liabilities: We do not have any non-financial assets or non-financial liabilities measured at fair value on a recurring basis. From time to time, non-financial assets measured at fair value on a non-recurring basis may include certain foreclosed assets which, upon initial recognition, were remeasured and reported at fair value through a charge-off to the allowance for loan losses and certain foreclosed assets which, subsequent to their initial recognition, were remeasured at fair value through a write-down included in other non- interest expense. The fair value of a foreclosed asset is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. During the reported periods, all fair value measurements for foreclosed assets utilized Level 2 inputs. The following table presents foreclosed assets that were remeasured and reported at fair value: 2025 2024 2023 Foreclosed assets remeasured at initial recognition: Carrying value of foreclosed assets prior to remeasurement $ 659 $ 19,297 $ — Charge-offs recognized in the allowance for credit losses on loans — (3,797) — Fair value $ 659 $ 15,500 $ — Charge-offs recognized upon loan foreclosures are generally offset by general or specific allocations of the allowance for credit losses on loans and generally do not, and did not during the reported periods, significantly impact our credit loss expense. Regulatory guidelines require us to reevaluate the fair value of other real estate owned on at least an annual basis. While our policy is to comply with the regulatory guidelines, our general practice is to reevaluate the fair value of collateral supporting collateral dependent loans on a quarterly basis. Thus, appraisals are generally not considered to be outdated, and we typically do not make any adjustments to the appraised values. ASC Topic 825, “Financial Instruments,” requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The estimated fair value approximates carrying value for cash and cash equivalents, accrued interest and the cash surrender value of life insurance policies. The methodologies for other financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non- recurring basis are discussed below: Loans. The estimated fair value approximates carrying value for variable-rate loans that reprice frequently and with no significant change in credit risk. The fair value of fixed-rate loans and variable-rate loans which reprice on an infrequent basis is estimated by discounting future cash flows using the current interest rates at which similar loans with similar terms would be made to borrowers of similar credit quality. An overall valuation adjustment is made for specific credit risks as well as general portfolio credit risk. Deposits. The estimated fair value approximates carrying value for demand deposits. The fair value of fixed-rate deposit liabilities with defined maturities is estimated by discounting future cash flows using the interest rates currently offered for deposits of similar remaining maturities. The estimated fair value of deposits does not take into account the value of our long-term relationships with depositors, commonly known as core deposit intangibles, which are separate intangible assets, and not considered financial instruments. Nonetheless, we would likely realize a core deposit premium if our deposit portfolio were sold in the principal market for such deposits. 134

Borrowed Funds. The estimated fair value approximates carrying value for short-term borrowings. The fair value of long-term fixed-rate borrowings is estimated using quoted market prices, if available, or by discounting future cash flows using current interest rates for similar financial instruments. The estimated fair value approximates carrying value for variable-rate junior subordinated deferrable interest debentures that reprice quarterly. Loan Commitments, Standby and Commercial Letters of Credit. Our lending commitments have variable interest rates and “escape” clauses if the customer’s credit quality deteriorates. Therefore, the fair values of these items are not significant and are not included in the following table. The estimated fair values of financial instruments that are reported at amortized cost in our consolidated balance sheets, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value, were as follows: December 31, 2025 December 31, 2024 Carrying Amount Estimated Fair Value Carrying Amount Estimated Fair Value Financial assets: Level 2 inputs: Cash and cash equivalents $ 8,874,055 $ 8,874,055 $10,234,258 $10,234,258 Securities held to maturity 3,431,179 3,295,431 3,533,775 3,360,546 Accrued interest receivable 256,093 256,093 236,591 236,591 Level 3 inputs: Loans, net 21,610,317 21,559,335 20,484,662 20,066,512 Financial liabilities: Level 2 inputs: Deposits 42,917,864 42,908,091 42,722,748 42,712,907 Federal funds purchased 18,775 18,775 21,975 21,975 Repurchase agreements 4,525,855 4,525,855 4,342,941 4,342,941 Junior subordinated deferrable interest debentures 123,242 123,712 123,184 123,712 Subordinated notes 99,804 100,053 99,648 98,453 Accrued interest payable 45,737 45,737 58,870 58,870 Under ASC Topic 825, entities may choose to measure eligible financial instruments at fair value at specified election dates. The fair value measurement option (i) may be applied instrument by instrument, with certain exceptions, (ii) is generally irrevocable and (iii) is applied only to entire instruments and not to portions of instruments. Unrealized gains and losses on items for which the fair value measurement option has been elected must be reported in earnings at each subsequent reporting date. During the reported periods, we had no financial instruments measured at fair value under the fair value measurement option. 135

Note 17 - Operating Segments We are managed under a matrix organizational structure whereby our two primary operating segments, Banking and Frost Wealth Advisors, overlap a regional reporting structure. The regions are primarily based upon geographic location and include Austin, Dallas, Fort Worth, Gulf Coast (which includes Corpus Christi and the Rio Grande Valley), Houston, Permian Basin, San Antonio and Statewide. We are primarily managed based on the line of business structure. In that regard, all regions have the same lines of business, which have the same product and service offerings, have similar types and classes of customers and utilize similar service delivery methods. Pricing guidelines for products and services are the same across all regions. The regional reporting structure is primarily a means to scale the lines of business to provide a local, community focus for customer relations and business development. Banking and Frost Wealth Advisors are delineated by the products and services that each segment offers. The Banking operating segment includes both commercial and consumer banking services and Frost Insurance Agency. Commercial banking services are provided to corporations and other business customers and include a wide array of lending and cash management products. Consumer banking services include direct lending and depository services. Frost Insurance Agency provides insurance brokerage services to individuals and businesses covering corporate and personal property and casualty products, as well as group health and life insurance products. The Frost Wealth Advisors operating segment includes fee-based services within private trust, retirement services, and financial management services, including personal wealth management and securities brokerage services. A third operating segment, Non-Banks, is for the most part the parent holding company, as well as certain other insignificant non-bank subsidiaries of the parent that, for the most part, have little or no activity. Non-banks also includes certain eliminating amounts. The parent company’s principal activities include the direct and indirect ownership of our banking and non-banking subsidiaries and the issuance of debt and equity. Our principal source of revenue is dividends from our subsidiaries. The accounting policies of each reportable segment are the same as those of our consolidated entity except for the following items, which impact the Banking and Frost Wealth Advisors segments: (i) expenses for consolidated back- office operations and general overhead-type expenses such as executive administration, accounting and internal audit are allocated to operating segments based on estimated uses of those services, and (ii) the parent company records the tax expense or benefit necessary to reconcile to the consolidated total. Our chief executive officer is our chief operating decision maker. We use a match-funded transfer pricing process to allocate costs, capital and resources to each operating segment. The process helps us to (i) identify the cost or opportunity value of funds within each business segment, (ii) measure the profitability of a particular business segment by relating appropriate costs to revenues, (iii) evaluate each business segment in a manner consistent with its economic impact on consolidated earnings, and (iv) enhance asset and liability pricing decisions. Our chief executive officer reviews actual net income versus budgeted net income to assess segment performance on a monthly basis and to make decisions about allocating capital and personnel to the segments. 136

Financial results by operating segment, including significant expense categories provided to the chief operating decision maker, are detailed below. Certain prior period amounts have been reclassified to conform to the current presentation. Frost Wealth Advisors excludes off-balance-sheet managed and custody assets with a total fair value of $51.0 billion, $51.4 billion and $47.2 billion at December 31, 2025, 2024 and 2023.

	Banking	Frost Wealth Advisors	Non-Banks	Consolidated
2025				
Interest income	$ 2,412,807	$ 7,940	$ —	$ 2,420,747
Interest expense	671,866	386	12,346	684,598
Net interest income (expense)	1,740,941	7,554	(12,346)	1,736,149
Credit loss expense	44,202	—	—	44,202
Net interest income after credit loss expense	1,696,739	7,554	(12,346)	1,691,947
Non-interest income:				
Trust and investment management fees	—	178,234	(1,137)	177,097
Service charges on deposit accounts	121,558	14	—	121,572
Insurance commissions and fees	65,502	—	—	65,502
Interchange and card transaction fees	22,858	—	—	22,858
Other charges, commissions and fees	32,037	25,474	—	57,511
Net gain (loss) on securities transactions	(850)	—	—	(850)
Other	49,110	6,071	224	55,405
Total non-interest income	290,215	209,793	(913)	499,095
Non-interest expense:				
Salaries and wages	593,755	79,309	1,583	674,647
Employee benefits	131,159	14,842	100	146,101
Net occupancy	122,458	14,482	—	136,940
Technology, furniture and equipment	159,341	6,203	200	165,744
Deposit insurance	18,720	32	—	18,752
Other	215,405	56,999	4,752	277,156
Total non-interest expense	1,240,838	171,867	6,635	1,419,340
Income (loss) before income taxes	746,116	45,480	(19,894)	771,702
Income tax expense (benefit)	119,877	9,551	(6,283)	123,145
Net income (loss)	626,239	35,929	(13,611)	648,557
Preferred stock dividends	—	—	6,675	6,675
Net income (loss) available to common shareholders	$ 626,239	$ 35,929	$ (20,286)	$ 641,882
Revenues from (expenses to) external customers	$ 2,031,156	$ 217,347	$ (13,259)	$ 2,235,244
Average assets (in millions)	$ 51,807	$ 73	$ 9	$ 51,889

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Banking Frost Wealth Advisors Non-Banks Consolidated 2024 Interest income $ 2,382,675 $ 7,962 $ — $ 2,390,637 Interest expense 772,075 421 13,529 786,025 Net interest income (expense) 1,610,600 7,541 (13,529) 1,604,612 Credit loss expense 64,985 — — 64,985 Net interest income after credit loss expense 1,545,615 7,541 (13,529) 1,539,627 Non-interest income: Trust and investment management fees — 167,448 (2,178) 165,270 Service charges on deposit accounts 106,217 13 — 106,230 Insurance commissions and fees 61,269 — — 61,269 Interchange and card transaction fees 21,017 — — 21,017 Other charges, commissions and fees 30,626 22,717 5 53,348 Net gain (loss) on securities transactions (96) — — (96) Other 45,790 6,011 259 52,060 Total non-interest income 264,823 196,189 (1,914) 459,098 Non-interest expense: Salaries and wages 544,843 74,928 1,623 621,394 Employee benefits 109,431 12,911 104 122,446 Net occupancy 115,136 13,615 — 128,751 Technology, furniture and equipment 142,517 5,764 206 148,487 Deposit insurance 37,203 66 — 37,269 Other 189,700 49,790 4,921 244,411 Total non-interest expense 1,138,830 157,074 6,854 1,302,758 Income (loss) before income taxes 671,608 46,656 (22,297) 695,967 Income tax expense (benefit) 110,524 9,798 (6,897) 113,425 Net income (loss) 561,084 36,858 (15,400) 582,542 Preferred stock dividends — — 6,675 6,675 Net income (loss) available to common shareholders $ 561,084 $ 36,858 $ (22,075) $ 575,867 Revenues from (expenses to) external customers $ 1,875,423 $ 203,730 $ (15,443) $ 2,063,710 Average assets (in millions) $ 49,621 $ 64 $ 9 $ 49,694 138

Banking Frost Wealth Advisors Non-Banks Consolidated 2023 Interest income $ 2,209,659 $ 8,057 $ — $ 2,217,716 Interest expense 647,218 437 11,397 659,052 Net interest income (expense) 1,562,441 7,620 (11,397) 1,558,664 Credit loss expense 46,171 — — 46,171 Net interest income after credit loss expense 1,516,270 7,620 (11,397) 1,512,493 Non-interest income: Trust and investment management fees — 155,278 (1,963) 153,315 Service charges on deposit accounts 93,478 26 — 93,504 Insurance commissions and fees 58,271 — — 58,271 Interchange and card transaction fees 19,419 — — 19,419 Other charges, commissions and fees 30,217 18,809 — 49,026 Net gain (loss) on securities transactions 66 — — 66 Other 49,868 4,793 280 54,941 Total non-interest income 251,319 178,906 (1,683) 428,542 Non-interest expense: Salaries and wages 480,083 66,070 1,565 547,718 Employee benefits 103,427 11,776 103 115,306 Net occupancy 109,953 14,443 — 124,396 Technology, furniture and equipment 129,042 6,054 190 135,286 Deposit insurance 76,535 54 — 76,589 Other 178,784 46,081 4,502 229,367 Total non-interest expense 1,077,824 144,478 6,360 1,228,662 Income (loss) before income taxes 689,765 42,048 (19,440) 712,373 Income tax expense (benefit) 111,145 8,830 (5,575) 114,400 Net income (loss) 578,620 33,218 (13,865) 597,973 Preferred stock dividends — — 6,675 6,675 Net income (loss) available to common shareholders $ 578,620 $ 33,218 $ (20,540) $ 591,298 Revenues from (expenses to) external customers $ 1,813,760 $ 186,526 $ (13,080) $ 1,987,206 Average assets (in millions) $ 49,536 $ 59 $ 9 $ 49,604 139

Note 18 - Condensed Financial Statements of Parent Company Condensed financial statements pertaining only to Cullen/Frost Bankers, Inc. are presented below. Investments in subsidiaries are stated using the equity method of accounting. Condensed Balance Sheets December 31, 2025 2024 Assets: Cash $ 301,154 $ 334,512 Total cash and cash equivalents 301,154 334,512 Investment in subsidiaries 4,548,266 3,828,890 Accrued interest receivable and other assets 1,446 1,231 Total assets $ 4,850,866 $ 4,164,633 Liabilities: Junior subordinated deferrable interest debentures, net of unamortized issuance costs $ 123,242 $ 123,184 Subordinated notes, net of unamortized issuance costs 99,804 99,648 Accrued interest payable and other liabilities 54,784 43,213 Total liabilities 277,830 266,045 Shareholders’ Equity 4,573,036 3,898,588 Total liabilities and shareholders’ equity $ 4,850,866 $ 4,164,633 Condensed Statements of Income Year Ended December 31, 2025 2024 2023 Income: Dividend income paid by Frost Bank $ 352,292 $ 262,214 $ 279,679 Dividend income paid by non-banks 231 268 255 Interest and other income — — 1,929 Total income 352,523 262,482 281,863 Expenses: Interest expense 12,346 13,529 13,304 Salaries and employee benefits 1,682 1,727 1,668 Other 6,042 7,304 6,653 Total expenses 20,070 22,560 21,625 Income before income taxes and equity in undistributed earnings of subsidiaries 332,453 239,922 260,238 Income tax benefit 6,281 6,896 5,974 Equity in undistributed earnings of subsidiaries 309,823 335,724 331,761 Net income 648,557 582,542 597,973 Preferred stock dividends 6,675 6,675 6,675 Net income available to common shareholders $ 641,882 $ 575,867 $ 591,298 140

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2025	2024	2023
Operating Activities:			
Net income	$ 648,557	$ 582,542	$ 597,973
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(309,823)	(335,724)	(331,761)
Stock-based compensation	1,020	934	880
Net tax benefit from stock-based compensation	393	463	331
Net change in other assets and other liabilities	11,177	4,322	19,867
Net cash from operating activities	351,324	252,537	287,290
Investing Activities:			
Capital contribution to subsidiary	(500)	—	—
Net cash from investing activities	(500)	—	—
Financing Activities:			
Proceeds from stock option exercises	11,946	22,643	9,299
Proceeds from stock-based compensation activities of subsidiaries	23,735	18,829	23,710
Purchase of treasury stock	(157,832)	(60,901)	(42,720)
Cash dividends paid on preferred stock	(6,675)	(6,675)	(6,675)
Cash dividends paid on common stock	(255,356)	(242,446)	(232,323)
Net cash from financing activities	(384,182)	(268,550)	(248,709)
Net change in cash and cash equivalents	(33,358)	(16,013)	38,581
Cash and cash equivalents at beginning of year	334,512	350,525	311,944
Cash and cash equivalents at end of year	$ 301,154	$ 334,512	$ 350,525

Note 19 - Accounting Standards Updates

ASU 2022-01, "Derivatives and Hedging (Topic 815): Fair Value Hedging - Portfolio Layer Method." Under prior guidance, entities can apply the last-of-layer hedging method to hedge the exposure of a closed portfolio of prepayable financial assets to fair value changes due to changes in interest rates for a portion of the portfolio that is not expected to be affected by prepayments, defaults, and other events affecting the timing and amount of cash flows. ASU 2022-01 expands the last-of-layer method, which permits only one hedge layer, to allow multiple hedged layers of a single closed portfolio. To reflect that expansion, the last-of-layer method is renamed the portfolio layer method. ASU 2022-01 also (i) expands the scope of the portfolio layer method to include non-prepayable financial assets, (ii) specifies eligible hedging instruments in a single-layer hedge, (iii) provides additional guidance on the accounting for and disclosure of hedge basis adjustments under the portfolio layer method and (iv) specifies how hedge basis adjustments should be considered when determining credit losses for the assets included in the closed portfolio. ASU 2022-01 became effective for us in 2023. The adoption of ASU 2022-01 did not have a significant impact on our financial statements.

ASU 2022-02, "Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures." ASU 2022-02 eliminates the accounting guidance for troubled debt restructurings in Accounting Standards Codification ("ASC") Subtopic 310-40, Receivables - Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Additionally, ASU 2022-02 requires entities to disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC Subtopic 3126-20, Financial Instruments - Credit Losses - Measured at Amortized Cost. ASU 2022-02 became effective for us in 2023. The adoption of ASU 2022-02 did not have a significant impact on our financial statements.

ASU 2022-03, "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions." ASU 2022-03 clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. ASU 2022-03 also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction and requires certain new disclosures for equity securities subject to contractual sale

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restrictions. ASU 2022-03 became effective for us in 2024 and did not have a significant effect on our financial statements. ASU 2023-01, “Leases (Topic 842): Common Control Arrangements.” ASU 2023-01 requires entities to amortize leasehold improvements associated with common control leases over the useful life to the common control group. ASU 2023-01 also provides certain practical expedients applicable to private companies and not-for-profit organizations. ASU 2023-01 became effective for us in 2024 and did not have a significant effect on our financial statements. ASU No. 2023-02, “Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method.” ASU 2023-02 is intended to improve the accounting and disclosures for investments in tax credit structures. ASU 2023-02 allows entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. Previously, this method was only available for qualifying tax equity investments in low-income housing tax credit structures. ASU 2023-02 became effective for us in 2024 and did not have a significant effect on our financial statements. ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” ASU 2023-07 expands segment disclosure requirements for public entities to require disclosure of significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. ASU 2023-07 became effective for our annual financial statements in 2024 (see Note 17 - Operating Segments) and interim periods within fiscal years in 2025. ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” ASU 2023-09 requires public business entities to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories if items meet a quantitative threshold. ASU 2023-09 also requires all entities to disclose income taxes paid, net of refunds, disaggregated by federal, state and foreign taxes for annual periods and to disaggregate the information by jurisdiction based on a quantitative threshold, among other things. ASU 2023-09 became effective for us in 2025 (see Note 12 - Income Taxes). ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.” ASU 2024-03 requires disaggregated disclosure of income statement expenses for public business entities. ASU 2024-03 requires new financial statement disclosures in tabular format, disaggregating information about prescribed categories underlying any relevant income statement expense caption. The prescribed categories include, among other things, employee compensation, depreciation, and intangible asset amortization. Additionally, entities must disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. ASU 2024-03 will be effective for us, on a prospective basis, for annual periods beginning in 2027, and interim periods within fiscal years beginning in 2028, though early adoption and retrospective application is permitted. ASU 2024-03 is not expected to have a significant impact on our financial statements. ASU No. 2025-05,“Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.” ASU 2025-05 provides all entities, when developing reasonable and supportable forecasts as part of estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under ASC Topic 606 - Revenue from Contracts with Customers, a practical expedient whereby entities can assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. ASU 2025-05 will be effective in 2026 and is not expected to have a significant impact on our financial statements. ASU No. 2025-06,“Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software.” ASU 2025-06 simplifies and modernizes the accounting for internal-use software by removing prescriptive project stage guidance and introducing a new capitalization threshold. Under the revised standard, software development costs are capitalized when management authorizes and commits funding for the project and it is probable the software will be completed and used as intended. ASU 2025-05 will be effective in 2028 and is not expected to have a significant impact on our financial statements. 142

ASU 2025-08, “Financial Instruments - Credit Losses (Topic 326): Purchased Loans.” ASU 2025-08 expands the scope of the “gross-up” method, formerly applicable only to purchased credit-deteriorated ("PCD") assets, to include acquired non-PCD loans that meet certain criteria, now referred to as “purchased seasoned loans” (PSLs). Under this model, an allowance for expected credit losses is recognized at acquisition, offsetting the loan’s amortized cost basis, thereby eliminating the day-one credit-loss expense previously required for non-PCD assets. PSLs are defined as non-PCD loans acquired either (i) through a business combination, or (ii) purchased more than 90 days after origination when the acquirer was not involved in origination. ASU 2025-08 will be effective for us, on a prospective basis for loans acquired on or after the adoption date, for interim and annual reporting periods beginning in 2027, though early adoption is permitted. ASU 2025-08 is not expected to have a significant impact on our financial statements. ASU 2025-09, “Derivatives and Hedging (Topic 815): Hedge Accounting Improvements.” ASU 2025-09 amends ASC 815 to align hedge accounting more closely with an entity’s economic risk management practices. Key amendments include (i) to allow designating a variable price component of a nonfinancial forecasted purchase or sale as the hedged risk, (ii) to allow grouping individual forecasted transactions with similar (not identical) risk exposures, (iii) a new model for hedging forecasted interest on variable-rate debt, enabling changes in index or tenor without dedesignation, subject to simplifying assumptions, and (iv) additional clarifications related to hedge accounting of nonfinancial components, net written options, and dual-hedge strategies. ASU 2025-09 will be effective for us beginning in 2027, though early adoption is permitted. ASU 2025-09 is not expected to have a significant impact on our financial statements. ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements.” ASU 2025-11 clarifies and enhances guidance under ASC 270 on interim financial reporting by (i) clarifying the scope of ASC 270 such that it now explicitly applies only to entities that issue complete interim financial statements and related notes under U.S. GAAP, (ii) establishing clear guidance on the form of interim statements and notes, incorporating a comprehensive list of required interim disclosures drawn from across the ASC, and (iii) introducing a requirement to disclose material events and changes occurring after the end of the last annual period that could impact interim results. ASU 2025-11 will be effective for us for interim periods beginning in 2028, though early adoption is permitted. ASU 2025-11 is not expected to have a significant impact on our financial statements. 143

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE None ITEM 9A. CONTROLS AND PROCEDURES As of the end of the period covered by this Annual Report on Form 10-K, an evaluation was carried out by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report. No changes were made to our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management’s Report on Internal Control Over Financial Reporting The management of Cullen/Frost Bankers, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. As of December 31, 2025, management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control - Integrated Framework,” issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission (“2013 framework”). Based on the assessment, management determined that we maintained effective internal control over financial reporting as of December 31, 2025, based on those criteria. Ernst & Young LLP, San Antonio, Texas, (U.S. PCAOB Auditor Firm I.D.: 42), the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2025. The report, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2025, is included in this Item under the heading “Attestation Report of Independent Registered Public Accounting Firm.” Attestation Report of Independent Registered Public Accounting Firm Report of Independent Registered Public Accounting Firm To the Shareholders and the Board of Directors of Cullen/Frost Bankers, Inc. Opinion on Internal Control Over Financial Reporting We have audited Cullen/Frost Bankers, Inc.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Cullen/Frost Bankers, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 5, 2026 expressed an unqualified opinion thereon. 144

Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. San Antonio, Texas February 5, 2026 ITEM 9B. OTHER INFORMATION Insider Trading Policies and Procedures. Certain information regarding our insider trading policies under the section captioned “Insider Trading Policies and Procedures” is included in Part II, Item 5 elsewhere in this Annual Report on Form 10-K. Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements. None. ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS None 145

PART III ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE Certain information regarding executive officers is included under the section captioned “Executive Officers of the Registrant” and under the section captioned “Insider Trading Policies and Procedures” included in Part I, Item 1, and Part II, Item 5, respectively, elsewhere in this Annual Report on Form 10-K. Other information required by this Item is incorporated herein by reference to our Proxy Statement (Schedule 14A) for our 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end. ITEM 11. EXECUTIVE COMPENSATION The information required by this Item is incorporated herein by reference to our Proxy Statement (Schedule 14A) for our 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end. ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS Certain information regarding securities authorized for issuance under our equity compensation plans is included under the section captioned “Stock-Based Compensation Plans” in Part II, Item 5, elsewhere in this Annual Report on Form 10-K. Other information required by this Item is incorporated herein by reference to our Proxy Statement (Schedule 14A) for our 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end. ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE The information required by this Item is incorporated herein by reference to our Proxy Statement (Schedule 14A) for our 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end. ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES The information required by this Item is incorporated herein by reference to our Proxy Statement (Schedule 14A) for our 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end. 146

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. *Consolidated Financial Statements.* Reference is made to Part II, Item 8, of this Annual Report on Form 10-K.
2. *Consolidated Financial Statement Schedules.* These schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.
3. *Exhibits.* The exhibits to this Annual Report on Form 10-K listed below have been included only with the copy of this report filed with the Securities and Exchange Commission.

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	File No.	Exhibit	Filing Date
3.1	Restated Articles of Incorporation of Cullen/ Frost Bankers, Inc.		10-Q	001-13221	3.1	7/26/2006
3.2	Amended and Restated Bylaws of Cullen/Frost Bankers, Inc.		8-K	001-13221	3.1	7/31/2020
3.3	Certificate of Designations of 4.450% Non-Cumulative Perpetual Preferred Stock, Series B		8-A	001-13221	3.3	11/19/2020
4.1	Description of Registrant's Securities		10-K	001-13221	4.1	2/3/2023
4.2P(1)	Instruments Defining the Rights of Holders of Long-Term Debt					
10.1(2)	Cullen/Frost Bankers, Inc. Restoration Plan		10-K	001-13221	10.1	2/6/2019
10.2(2)	Amendment No. 1 to the Cullen/Frost Bankers, Inc. Restoration Plan		10-K	001-13221	10.2	2/6/2019
10.3(2)	Thrift Incentive Stock Purchase Plan for Certain Employees of Cullen/Frost Bankers, Inc.		10-K	001-13221	10.3	2/6/2019
10.4(2)	Cullen/Frost Restoration Profit Sharing Plan		10-K	001-13221	10.7	2/6/2019
10.5(2)	Amendment No. 1 to the Cullen/Frost Restoration Profit Sharing Plan		10-K	001-13221	10.8	2/6/2019
10.6(2)	2007 Outside Director Incentive Plan		S-8	333-143397	4.4	5/31/2007
10.7(2)	2015 Omnibus Incentive Plan		DEF 14A	001-13221	Annex A	3/23/2015
10.8(2)	Amendment to the 2015 Omnibus Incentive Plan		10-K	001-13221	10.12	2/3/2017
10.9(2)	2024 Equity Incentive Plan		DEF 14A	001-13221	Appendix A	3/8/2024
10.10(2)	Form of Restricted Stock Unit Award Agreement - 2024 Equity Incentive Plan		10-Q	001-13221	10.1	10/30/2025
10.11(2)	Form of Performance Stock Unit Award Agreement - 2022		10-K	001-13221	10.17	2/3/2023
10.12(2)	Form of Performance Stock Unit Award Agreement - 2023		10-K	001-13221	10.17	2/6/2024
10.13(2)	Form of Performance Stock Unit Award Agreement - 2024		10-K	001-13221	10.16	2/6/2025
10.14(2)	Form of Performance Stock Unit Award Agreement - 2025		10-Q	001-13221	10.2	10/30/2025
10.15(2)	Form of Deferred Stock Unit Award Agreement with Outside Directors		10-Q	001-13221	10.8	7/28/2022
10.16(2)	Executive Change-in-Control Severance Plan	X				
19.1	Cullen/Frost Bankers, Inc. Insider Trading Policy		10-K	001-13221	19.1	2/6/2024
21.1	Subsidiaries of Cullen/Frost Bankers, Inc.	X				
23.1	Consent of Independent Registered Public Accounting Firm	X				
24.1	Power of Attorney	X				
31.1	Rule 13a-14(a) Certification of the Chief Executive Officer	X				
31.2	Rule 13a-14(a) Certification of the Chief Financial Officer	X				

147

32.1(3) Section 1350 Certification of the Chief Executive Officer X 32.2(3) Section 1350 Certification of the Chief Financial Officer X 97.1 Clawback Policy 10-K 001-13221 97.1 2/6/2024 101.INS(4) Inline XBRL Instance Document X 101.SCH Inline XBRL Taxonomy Extension Schema Document X 101.CAL Inline XBRL Taxonomy Extension Calculation Linkbase Document X 101.DEF Inline XBRL Taxonomy Extension Definition Linkbase Document X 101.LAB Inline XBRL Taxonomy Extension Label Linkbase Document X 101.PRE Inline XBRL Taxonomy Extension Presentation Linkbase Document X 104(5) Cover Page Interactive Data File Incorporated by Reference Exhibit Number Exhibit Description Filed Herewith Form File No. Exhibit Filing Date _________________________ (1) We agree to furnish to the SEC, upon request, copies of any such instruments. (2) Management contract or compensatory plan or arrangement. (3) This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934. (4) The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document. (5) Formatted as Inline XBRL and contained within the Inline XBRL Instance Document in Exhibit 101. (b) Exhibits - See exhibit index included in Item 15(a)3 of this Annual Report on Form 10-K. (c) Financial Statement Schedules - See Item 15(a)2 of this Annual Report on Form 10-K. ITEM 16. FORM 10-K SUMMARY None 148

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: February 5, 2026 CULLEN/FROST BANKERS, INC. (Registrant) By: /s/ DANIEL J. GEDDES Daniel J. Geddes Group Executive Vice President and Chief Financial Officer Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Signature Title Date /s/ PHILLIP D. GREEN* Chairman of the Board, Director and Chief Executive Officer (Principal Executive Officer) February 5, 2026 Phillip D. Green /s/ DANIEL J. GEDDES Group Executive Vice President and Chief Financial Officer (Principal Financial Officer) February 5, 2026 Daniel J. Geddes /s/ MATTHEW B. HENSON Executive Vice President and Chief Accounting Officer (Principal Accounting Officer) February 5, 2026 Matthew B. Henson /s/ HOPE ANDRADE* Director February 5, 2026 Hope Andrade /s/ CHRIS M. AVERY* Director February 5, 2026 Chris M. Avery /s/ ANTHONY R. CHASE* Director February 5, 2026 Anthony R. Chase /s/ CYNTHIA J. COMPARIN* Director February 5, 2026 Cynthia J. Comparin /s/ SAMUEL G. DAWSON* Director February 5, 2026 Samuel G. Dawson /s/ CRAWFORD H. EDWARDS* Director February 5, 2026 Crawford H. Edwards /s/ DAVID J. HAEMISEGGER* Director February 5, 2026 David J. Haemisegger /s/ CHARLES W. MATTHEWS* Director February 5, 2026 Charles W. Matthews /s/ JOSEPH A. PIERCE* Director February 5, 2026 Joseph A. Pierce /s/ JEFF RUMMEL* Director February 5, 2026 Jeff Rummel /s/ LINDA B. RUTHERFORD* Director February 5, 2026 Linda B. Rutherford /s/ MARSHA M. SHIELDS* Director February 5, 2026 Marsha M. Shields /s/ JACK WILLOME* Director February 5, 2026 Jack Willome *By: /s/ DANIEL J. GEDDES Group Executive Vice President and Chief Financial Officer (Principal Financial Officer) February 5, 2026 Daniel J. Geddes As attorney-in-fact for the persons indicated 149

NOTES

NOTES

NOTES

We will grow and prosper, building long-term relationships based on top-quality service, high ethical standards, and safe, sound assets. THE ANNUAL MEETING OF SHAREHOLDERS April 29, 2026 Frost Tower 111 West Houston Street, San Antonio, TX 10:30 a.m. in the Frost Conference Center Cullen/Frost Bankers, Inc. Certifications The certifications of the Chief Executive Ocer and the Chief Financial Ocer of Cullen/Frost Bankers, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to Cullen/Frost’s 2025 Annual Report on Form 10-K. In addition, the certification of the Chief Executive Ocer of Cullen/Frost, required under the rules of the New York Stock Exchange, Inc., has been filed with the Exchange. Computershare Investor Services 150 Royall St., Suite 101 / Canton, MA 02021 (866) 252-0444 Analysts, investors and others desiring additional information about Cullen/Frost Bankers, Inc., may contact AB Mendez, Senior Vice President, Director of Investor Relations, at (210) 220-5234. SEC filings and other helpful information for investors can be found at investor.FrostBank.com (NYSE: CFR) is a financial holding company, headquartered in San Antonio, with $53 billion in assets at Dec. 31, 2025. One of the 50 largest U.S. banks, Frost provides a wide range of banking, investments and insurance services to businesses and individuals across Texas in the Austin, Corpus Christi, Dallas, Fort Worth, Houston, Permian Basin, Rio Grande Valley and San Antonio regions. Founded in 1868, Frost has helped clients with their financial needs during three centuries. Additional information is available at FrostBank.com. Corporate Headquarters 111 West Houston Street San Antonio, Texas 78205 (210) 220-4011 FrostBank@FrostBank.com FrostBank.com Investor Inquiries Transfer Agent

What sets Cullen/Frost apart, and what puts us in a position to succeed, is the commitment of our bankers to the Frost culture that helps inform the strategies we execute in the outstanding markets we serve. C ullen/Frost Bankers, Inc. A nnual R eport 2025 2025 ANNUAL REPORT © 2026 Cullen/Frost Bankers, Inc. All rights reserved.